Total Number of Pages 26




02044983

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K


SEC MAIL
RECEIVED
PROCESSING
JUN 28 2002
WASH. D.C.
155
SECTION

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CONAGRA RETIREMENT INCOME SAVINGS PLANS

- SALARIED EMPLOYEES
- HOURLY RATE PRODUCTION EMPLOYEES

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office

CONAGRA FOODS, INC.
ONE CONAGRA DRIVE
OMAHA, NEBRASKA 68102

REQUIRED INFORMATION

The Plan's combined financial statements are prepared in accordance with the financial reporting requirements of ERISA and are included herein as listed in the table of contents below.

Table of Contents

Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

ConAgra Foods Employee Benefits Committee
ConAgra Foods, Inc.
Omaha, Nebraska

We have audited the accompanying combined statements of net assets available for benefits of the ConAgra Foods Retirement Income Savings Plan for Salaried Employees and the ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees as of December 31, 2001 and 2000, and the combined related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the combined net assets available for benefits of the Plans as of December 31, 2001 and 2000, and the combined changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plans' management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
June 24, 2002

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

COMBINED STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001

ASSETS	CRISP Salary	CRISP Hourly	Total
Plan Interest in Master Trust (Note 4)	$1,188,377,489	$169,276,976	$1,357,654,465
Receivables:			
Employer Contributions	1,770,685	109,658	1,880,343
Employee Contributions	15,945	-	15,945
Net Assets Available for Benefits	$1,190,164,119	$169,386,634	$1,359,550,753

The accompanying notes are an integral part of the combined financial statements.

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

COMBINED STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000

ASSETS	CRISP Salary	CRISP Hourly	Total
Plan Interest in Master Trust (Note 4)	$1,263,815,749	$151,478,128	$1,415,293,877
Receivables:			
Employer Contributions	1,706,299	106,860	1,813,159
Employee Contributions	43,037	112,552	155,589
Plan Mergers	2,470,403	32,757	2,503,160
Net Assets Available for Benefits	$1,268,035,488	$151,730,297	$1,419,765,785

The accompanying notes are an integral part of the combined financial statements.

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

COMBINED STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001

	CRISP Salary	CRISP Hourly	Total
Additions to Net Assets Attributed to:			
Investment Income (Loss) from Master Trust (Note 4):			
Interest and Dividends	$ 40,607,788	$ 6,134,742	$ 46,742,530
Net Depreciation in Fair Value of Investments	(141,796,339)	(13,841,031)	(155,637,370)
	(101,188,551)	(7,706,289)	(108,894,840)
Contributions:			
Employee	59,797,521	14,948,198	74,745,719
Employer	17,736,159	6,560,068	24,296,227
	77,533,680	21,508,266	99,041,946
Total Additions (Deductions)	(23,654,871)	13,801,977	(9,852,894)
Deductions from Net Assets Attributed to:			
Distributions to Plans' Participants	108,192,692	16,448,505	124,641,197
Trustee and Other Fees	2,257,883	307,544	2,565,427
Net Master Trust transfers	226,479	(226,479)	-
Total Deductions	110,677,054	16,529,570	127,206,624
Decrease in Net Assets	(134,331,925)	(2,727,593)	(137,059,518)
Plan Mergers	56,460,556	20,383,930	76,844,486
Net Assets Available for Benefits, Beginning of year	1,268,035,488	151,730,297	1,419,765,785
End of year	$ 1,190,164,119	$ 169,386,634	$ 1,359,550,753

The accompanying notes are an integral part of the combined financial statements.

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

COMBINED STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2000

	CRISP Salary	CRISP Hourly	Total
Additions to Net Assets Attributed to:			
Investment Income (Loss) from Master Trust (Note 4):			
Interest and Dividends	$ 64,044,736	$ 8,064,253	$ 72,108,989
Net Depreciation in Fair Value of Investments	(72,659,008)	(6,089,736)	(78,748,744)
	(8,614,272)	1,974,517	(6,639,755)
Contributions:			
Employee	59,398,999	13,584,605	72,983,604
Employer	18,259,053	6,380,297	24,639,350
	77,658,052	19,964,902	97,622,954
Total Additions	69,043,780	21,939,419	90,983,199
Deductions from Net Assets Attributed to:			
Distributions to Plans' Participants	139,839,948	23,608,438	163,448,386
Trustee and Other Fees	2,023,876	250,631	2,274,507
Net Master Trust transfers	(2,106,160)	2,106,160	-
Total Deductions	139,757,664	25,965,229	165,722,893
Decrease in Net Assets	(70,713,884)	(4,025,810)	(74,739,694)
Plan Mergers	42,219,562	12,098,595	54,318,157
Net Assets Available for Benefits, Beginning of year	1,296,529,810	143,657,512	1,440,187,322
End of year	$ 1,268,035,488	$ 151,730,297	$ 1,419,765,785

The accompanying notes are an integral part of the combined financial statements.

NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

1. DESCRIPTION OF THE PLAN

General

The ConAgra Foods Retirement Income Savings Plans (Plans) are defined contribution savings plans sponsored by ConAgra Foods, Inc. (Company). The Plans were established to provide certain employees with a formal plan under which their savings are supplemented by Company contributions. Effective April 1, 1985, there are two separate plans; one for salaried employees (ConAgra Foods Retirement Income Savings Plan for Salaried Employees or "CRISP Salary") and one for hourly employees (ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees or "CRISP Hourly"). The Plans are administered by the ConAgra Foods Employee Benefits Committee and differ in their eligible employees, contribution limitations and provisions. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following brief description of the Plans is provided for informational purposes only and describes the Plans as amended. Participants should refer to the CRISP Salary and CRISP Hourly Agreements for more complete information.

Effective March 1, 2001, The Basic Companies Profit Sharing and 401(k) Retirement Savings Plan and The Basic Companies 401(k) Retirement Savings Plan for Operational Employees merged into the Plans. Effective August 1, 2001, the International Home Foods 401(k) Savings Plan merged into the Plans.

Effective February 1, 2000, the Freeborn Foods Co. Union Hourly Pension Plan merged into the Plans. Effective July 3, 2000, certain participants of the Retirement Savings Plan for Production Employees of Seaboard Corporation and the Lovette Company, Inc. Retirement Savings Plan merged into the Plans. Effective November 1, 2000, the Hester Industries, Inc. Deferred Savings Plan and Trust merged into the Plans. Effective December 29, 2000, the Goodmark Foods Investment and Savings Plan, Goodmark Foods Union Investment and Savings Plan and Goodmark Foods Folcroft Union Investment and Savings Plan merged into the Plans.

Participants may direct their investment into one or more of the eight investment options. The investment options available are:

- ***ConAgra Foods, Inc. Common Stock*** - Contributions to this fund are pooled and invested in ConAgra Foods, Inc. common stock at regular intervals. Dividends on stock held in the account are reinvested in ConAgra Foods, Inc. stock.
- ***IDEX Fund*** - A mutual fund which invests in stocks of companies that, in the opinion of the fund's manager, are expected to grow at above-average rates.

- ***Vanguard Institutional Index Fund*** - A mutual fund which invests in the securities included in the Standard and Poor's 500 Index with the investment in each security generally proportionate to its relative market value among all securities included in such index.

- ***Fidelity Asset Manager*** - A mutual fund investing in a mixture of fixed income securities of the U.S. Government and its agencies as well as debt and equity securities of U.S. and foreign corporations.

- ***Vanguard International Growth Fund*** - A mutual fund which invests in the stocks of international companies that, in the opinion of the fund's manager, are expected to grow at above average rates.

- ***Vanguard Bond Index Fund*** - A mutual fund which invests in U.S. Government, U.S. Government Agency, and investment grade corporate fixed income securities, approximating those investments represented in the Lehman Brothers Aggregate Bond Index, with average maturities which will generally range from five to seven years.

- ***Shorter-Term Fixed Income Fund and Guaranteed Investment Contracts*** - The Shorter Term Fixed Income Fund is a fixed income fund managed by Fidelity Investments, investing in fixed income securities consisting primarily of investment contracts.

- ***Participant Loans*** – New participant loans are considered to be an investment alternative of the employee.

Contributions and Vesting

Qualifying salaried and hourly employees of participating ConAgra Foods, Inc. companies are eligible to participate in the Plans upon employment. Participation is voluntary, except for certain CRISP Hourly participants, and contributions are made through payroll deductions. Contributions of 1% to 16% and 1% to 21% of cash compensation may be made on a pre-tax basis and of 1% to 10% and 1% to 21% on an after-tax basis for CRISP Salary and CRISP Hourly, respectively. Total contributions by a participant for any year may not exceed 16% and 21% of cash compensation for CRISP Salary and CRISP Hourly, respectively, and are subject to the maximum contribution limitations under ERISA and the Internal Revenue Code. Due to limitations of the Internal Revenue Code and ERISA, contributions by "highly compensated" participants are restricted. Employee contributions and earnings thereon vest immediately.

The Company makes matching contributions for various plans. The various matches range from 20% to 75% and from 10% to 100% of employee's deferral on 4% to 8% and on 2% to 8% of employee's cash compensation depending upon the plan for CRISP Salary and CRISP Hourly, respectively. If in any fiscal year, the Company achieves a return on equity of 20% or more, the matching contribution limitation is increased from 40% of 4% to 50% of 4% and 50% of 5% to 50% of 6% of the employee's cash compensation for specified plans. Company contributions are invested in ConAgra Foods, Inc. Common Stock for specified plans.

Except for certain CRISP Hourly participants, Company contributions and earnings thereon vest 20% per year of continuous service, with full vesting occurring after five years. Full vesting also occurs if the participant becomes totally and permanently disabled, dies, or reaches the normal retirement age of 65.

Participant Accounts

Individual accounts are maintained for each Plans' participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution and allocations of Company discretionary contributions and plan earnings. The participant's account is also charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures

At December 31, 2001 and 2000, forfeited non-vested accounts totaled $175,804 and $99,471, respectively, and are recorded as a reduction to contributions receivable. These accounts will be used to reduce future Company contributions. Also, in 2001 and 2000, Company contributions were reduced by approximately $1,652,000 and $981,000, respectively, from forfeited non-vested accounts.

CRISP Hourly Participants

Participation in the CRISP Hourly Plan is governed by the collective bargaining agreements of the participating locations or general Plan provisions for any non-union employees. Certain provisions of these agreements require mandatory participation in the Plan after an employee meets minimum continuous service requirements, generally one year. The amounts contributed by the employees are subject to the terms of the various collective bargaining agreements and contribution limitations under ERISA and the Internal Revenue Code. Company contributions and vesting are also specified by the various collective bargaining agreements.

Participant Loans and Withdrawals

Varying based on applicable Plan supplements, a CRISP Salary and non-union CRISP Hourly participant may borrow up to 50% of their vested account balance up to $50,000. The loans must be repaid through payroll deductions within five years, unless the loan proceeds are used to purchase a primary residence, in which case the loan may be repaid within ten years. The loans carry a market rate of interest as determined by the Plan's administrator. The minimum amount that may be borrowed is $1,000.

The Plans allow for hardship withdrawals of pre-tax or after-tax account balances and for general withdrawals of after-tax amounts. Balances may also be withdrawn after the participant reaches the age of fifty-nine and a half or upon the termination of employment, death, long-term disability, or retirement of the employee. Restrictions and available forms of the payouts are detailed in the Plans' document.

Plan Termination

The term of the Plans are indefinite, but may be amended, modified or terminated at any time by the Company. Regardless of such actions, the principal and income of the Plans remain for the exclusive benefit of the Plans' participants and beneficiaries. In the event the Plans are terminated, each participant's Company contribution becomes fully vested. The Company may direct the Trustee either to distribute the Plans' assets to the participants, or to continue the Trust and distribute benefits as though the Plans had not been terminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The combined financial statements include the combined accounts of the ConAgra Foods Retirement Income Savings Plan for Salaried Employees and the ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees. The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The investment in common stock of ConAgra Foods, Inc. is stated at the fair value as determined by the closing market price on the New York Stock Exchange on the last business day of the year. Mutual funds are stated at year end, at their fair value as published in the Wall Street Journal. Invested cash is stated at redemption value or at cost, which approximates fair value. Stable asset investments are stated at contract value which approximates fair value (Note 3). Participant loans are stated at cost which approximates fair value.

Net appreciation or depreciation in the fair value of investments, including realized gains (losses) on sales of investments, is based upon the fair value as determined by quoted market prices of the security at the beginning of the year or on an average cost basis relating to securities acquired during the year.

Interest and dividend income are recorded on the accrual basis. Security transactions are recorded as of the trade date.

Fees and Expenses

Fees, brokerage commissions and expenses that are incurred directly in the interest of the Plans are charged to the Plan.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plans utilize various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Reclassifications

Certain reclassifications have been made to the 2000 amounts to conform with the 2001 presentation.

3. STABLE ASSET INVESTMENTS

The Plans have entered into various benefit-responsive investment contracts issued by insurance companies and banks. These contracts are included in the financial statements at contract value which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment contract.

Crediting interest rates under certain of these contracts are variable and may be reset based upon the performance of the underlying assets. At December 31, 2001 and 2000, the crediting interest rate on these contracts ranged from 5.38% to 7.02% and 4.70% to 7.49%, respectively. The average yields on these contracts for the years ended December 31, 2001 and 2000 were approximately 5.91% and 6.24%, respectively. Under these contracts penalties may be incurred for early withdrawal from the contracts by the plan sponsor, plan termination and various other employer initiated events. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

4. INTEREST IN MASTER TRUST

The Plans' investment assets are held in a trust account at State Street Bank and Trust Company (the Trustee) and consist of an interest in an investment account of the ConAgra Foods, Inc. Defined Contribution Plans Master Trust (the Master Trust), a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of trust assets of the CRISP Salary and CRISP Hourly Plans for investment and adminsitrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of the plan to the total of the interests of the participating plans.

The investments of the Master Trust at December 31, 2001 and 2000, are summarized as follows:

	2001	2000
Assets:		
Investments at Fair Value:		
Common stock	$ 491,783,306	$ 526,695,078
Mutual funds	642,977,648	690,619,671
Guaranteed investment contracts	186,164,676	145,824,704
Loans to participants	25,195,376	23,457,804
Invested cash	9,401,795	29,177,076
Collective trusts	2,619,833	-
Total Investments	1,358,142,634	1,415,774,333
Interest and Dividends Receivable	602,020	841,609
Total Assets	1,358,744,654	1,416,615,942
Liabilities:		
Other Liabilities	1,090,189	1,322,065
Net Assets Available in the Master Trust	$1,357,654,465	$1,415,293,877

The net investment income (loss) of the Master Trust for the years ended December 31, 2001 and 2000, is summarized as follows:

	2001	2000
Dividend and interest income	$ 46,742,530	$ 72,108,989
Net appreciation (depreciation) of investments:		
Common stock	(43,190,369)	72,616,223
Mutual funds	(112,447,001)	(151,364,967)
Net depreciation of investments	(155,637,370)	(78,748,744)
Net investment loss	$(108,894,840)	$ (6,639,755)

The Plans' interest in the Master Trust, as a percentage of net assets available in the Master Trust, was approximately 88% and 89% for CRISP Salary and 12% and 11% for CRISP Hourly at December 31, 2001 and 2000, respectively. While the Plans participate in the Master Trust, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant has elected to invest in. Therefore, the Master Trust investment loss may not be allocated evenly among the plans participating in the Master Trust.

5. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment in the ConAgra Stock Funds is as follows:

	December 31, 2001		December 31, 2000	
	CRISP Salary	CRISP Hourly	CRISP Salary	CRISP Hourly
Net Assets:				
Plan interest in Master Trust	$ 444,510,616	$ 51,641,234	$ 478,244,963	$ 50,306,629
Receivables:				
Employer contributions	1,770,685	109,658	1,780,851	-
Employee contributions	4,543	-	27,646	-
Plan mergers	-	-	32,757	-
Due from (to) Other Funds	(81,665)	(9,470)	233,286	-
	$ 446,204,179	$ 51,741,422	$ 480,319,503	$ 50,306,629

	Year Ended December 31, 2001		Year Ended December 31, 2002	
	CRISP Salary	CRISP Hourly	CRISP Salary	CRISP Hourly
Net Assets Available for Benefits, Beginning of Year	$ 480,319,503	$ 50,306,629	$ 409,469,719	$ 39,420,510
Changes in Net Assets:				
Interest and Dividends	16,883,829	1,844,474	15,391,708	1,535,839
Net Appreciation (Depreciation)	(39,451,645)	(3,738,724)	65,493,150	7,123,073
Employee Contributions	13,515,583	3,562,669	15,542,877	3,625,030
Employer Contributions	17,685,634	4,184,724	17,473,037	3,769,934
Distributions to Plans' Participants	(31,439,912)	(4,063,557)	(32,844,568)	(4,387,686)
Trustee and Other Fees	(764,337)	(64,499)	(700,642)	(75,012)
Transfers to Participant-Directed Investments	(11,136,317)	(617,649)	(11,620,807)	(792,401)
Plan Mergers	591,841	327,355	2,115,029	87,342
Net Assets Available for Benefits, End of Year	$ 446,204,179	$ 51,741,422	$ 480,319,503	50,306,629

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 21, 1995, for CRISP Salary, and September 27, 1994, for CRISP Hourly, that the Plans and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plans have been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plans are currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plans and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plans' financial statements.

A participant's basic and supplemental contributions are made on a pre-tax basis, i.e., excluded from gross income for tax purposes, but such contributions are subject to social security taxes. These contributions will be taxed to the participant upon receipt. Amounts contributed by the Company are deductible currently by the Company. The tax consequences of distributions to participants will vary depending on the circumstances at the time of distribution.

7. RELATED PARTY TRANSACTIONS

Master Trust investments include 20,689,243 and 20,257,503 shares ConAgra Foods, Inc. Common Stock with a fair value of $491,783,306 and $526,695,078 at December 31, 2001 and 2000, respectively. ConAgra Foods, Inc. is the sponsor of the Plans and the Master Trust and, therefore, these transactions qualify as related party transactions.

The Plan's invested cash in the Shorter-Term Fixed Income and ConAgra Stock Funds are managed by State Street. State Street is the trustee as defined by the Plans and, therefore, these transactions qualify as party-in-interest transactions.

CONAGRA RETIREMENT INCOME SAVINGS PLAN
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

FORM 5500, SCHEDULE H, PART IV
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
* ConAgra, Inc. - Common Stock	20,689,243 shares (cost $310,817,818)	$ 491,783,306
Mutual Funds:		
IDEX JCC Growth-T Fund	7,214,949 shares	169,046,255
Vanguard Institutional Index Fund	2,012,571 shares	211,098,608
Fidelity Asset Manager	8,082,949 shares	125,285,711
Vanguard Total Bond Market Index Fund	11,712,585 shares	118,765,615
Vanguard International Growth Fund	393,576 shares	18,781,459
		642,977,648
Collective Trust Funds:		
* The Chicago Trust Company	Stated Principal Value Investment Trust for Employee Benefit Plans	2,619,833
Guaranteed Investment Contracts:		
Aetna Life Insurance	Contract #14073, 6.53%, due 12/31/04	1,008,500
John Hancock	Contract #8979GAC, 6.96%, due 01/15/02	2,725,012
Principal Mutual Life Insurance Co.	Contract #41748202, 7.00%, due 04/15/02	2,729,699
Sears 1998-2 (A)	Asset Backed Security, 5.00%, due 05/15/25	3,098,345
AIG Financial Products - Associated Wrapper	Contract #228796, 6.74%, 10/15/04	(161,799)
FNR 1994-27 PH	Mortgage Backed Security, 6.50%, 09/25/22	3,664,418
Caisse Des Depots Et Cons - Associated Wrapper	Contract #1051-01, 6.86%, 08/27/07	(182,593)
FNR 1999-59 VA	Mortgage Backed Security, 7.00%, 07/1/25	2,507,113
Caisse Des Depots Et Cons - Associated Wrapper	Contract #1051-02, 7.02%, 04/25/08	(88,684)
FN 1994-48 E	Mortgage Backed Security, 6.00%, 11/01/08	3,106,860
Rabobank Nederland - Associated Wrapper	Contract #CAG109803, 5.38%, 01/25/07	(49,451)
FN 1993-231 L CMO	Mortgage Backed Security, 6.00%, 01/01/08	1,574,728
Westdeutche Landesbank - Associated Wrapper	Contract #WLB6119, 5.64%, 05/27/03	(24,150)
Americredit Automobile Receivable Trust 01-B A4	Asset Backed Security, 5.37%, 06/12/08	1,786,641
Americredit Automobile Receivable Trust 01-C A4	Asset Backed Security, 5.01%, 07/14/08	1,864,855
American Express 98-1	Asset Backed Security, 5.90%, 04/15/04	1,554,411
American Express 99-2	Asset Backed Security, 5.95%, 12/15/06	3,135,488
Arcadia 1999-A	Asset Backed Security, 6.12%, 12/15/06	3,094,554
Boston Edison 99-1	Asset Backed Security, 6.62%, 03/15/07	557,084
Capital One 2000-2 A	Asset Backed Security, 7.20%, 08/15/08	1,404,000
CCIMT 1997-6 A	Asset Backed Security, 6.32%, 08/15/06	2,007,422
Chase Marine 97-A	Asset Backed Security, 6.42%, 10/15/09	539,792
Capital One Master Trust 01-7A	Asset Backed Security, 3.85%, 08/15/07	989,648
CSXT Receivable 1998-1	Asset Backed Security, 6.00%, 07/26/04	2,060,938
Dayton Hudson 97-1	Asset Backed Security, 6.25%, 08/25/05	2,058,983
Discover 98-6	Asset Backed Security, 5.85%, 01/17/06	2,591,518
First USA 1998-9	Asset Backed Security, 5.28%, 09/18/06	3,094,724
Ford Credit Auto Owner Trust 01-B	Asset Backed Security, 5.36%, 06/15/05	1,805,958
GMAC Carat 99-1	Asset Backed Security, 5.68%, 08/15/04	1,389,433
Household Private Label Credit Corp. 01-2 A	Asset Backed Security, 4.95%, 06/16/08	1,470,734
JC Penney Trust E	Asset Backed Security, 5.50%, 06/15/07	206,156
MBNA 99-G	Asset Backed Security, 6.35%, 12/15/06	3,162,267
MetLife Capital Equipment 97-A	Asset Backed Security, 6.85%, 05/20/08	1,159,545
M&I Auto Loan Trust 01-1 A3	Asset Backed Security, 4.49%, 04/20/06	1,526,100
Newcourt 1998-2	Asset Backed Security, 5.45%, 10/15/03	2,303,049
Sears 00-1	Asset Backed Security, 7.25%, 11/15/07	2,109,590

CONAGRA RETIREMENT INCOME SAVINGS PLAN
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

FORM 5500, SCHEDULE H, PART IV
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR (Continued)
DECEMBER 31, 2001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
Guaranteed Investment Contracts:		
Toyota 2000-A	Asset Backed Security, 7.21%, 04/15/07	$ 1,595,773
Toyota 2000-B	Asset Backed Security, 6.76%, 08/15/04	134,652
Wells Fargo Auto Trust 2001-A	Asset Backed Security, 4.68%, 02/15/05	407,813
Credit Suisse First Boston 01-CK3	Collateralized Mortgage Backed Security, 6.04%, 06/15/34	562,033
Creidt Suisse First Boston 01-CP4	Collateralized Mortgage Backed Security, 5.26%, 12/15/35	786,331
Credit Suisse First Boston 1999-C1	Collateralized Mortgage Backed Security, 7.29%, 09/15/41	1,536,094
DLJ Commercial Mortgage 98-CF1	Collateralized Mortgage Backed Security, 6.41%, 02/15/08	1,493,020
GE Capital Commercial Mortgage Corp. 2001-2	Collateralized Mortgage Backed Security, 6.23%, 08/11/33	1,415,094
JP Morgan Chase Commercial Finance Corp. 99-C8	Collateralized Mortgage Backed Security, 7.33%, 07/15/31	2,828,111
Prudencial Securities Secured Finance Corp.	Collateralized Mortgage Backed Security, 7.62%, 06/15/09	954,223
LB Commercial Conduit Manufacturing Trust 99-C1	Collateralized Mortgage Backed Security, 6.78%, 04/15/09	1,517,234
Morgan Stanley Capital 99-CAM1	Collateralized Mortgage Backed Security, 6.76%, 11/15/08	2,675,478
Morgan Stanley Dean Witter Capital 00-PRIN	Collateralized Mortgage Backed Security, 7.18%, 05/23/09	983,950
Morgan Stanley Dean Witter Capital 01-PPM	Collateralized Mortgage Backed Security, 6.40%, 10/15/11	1,449,670
Abbey National	Corporate Bond, 6.69%, 10/17/05	1,966,875
Amerian General Finance Corp	Corporate Bond, 5.88%, 07/14/06	930,330
Banc One Corp.	Corporate Bond, 7.63%, 08/01/05	488,057
Bank America Corp.	Corporate Bond, 4.75%, 10/15/06	978,020
Bank of America	Corporate Bond, 7.88%, 05/16/05	1,038,103
Bank One Corp.	Corporate Bond, 6.50%, 02/01/06	993,254
Atlantic Richfield Co.	Corporate Bond, 10.88%, 07/15/05	1,804,455
British Columbia Providence	Corporate Bond, 4.63%, 10/03/06	1,971,580
Citigroup Inc.	Corporate Bond, 6.75%, 12/01/05	2,382,120
General Electric Capital Corp.	Corporate Bond, 5.35%, 11/18/02	2,569,200
International Bank for Recon. And Develop.	Corporate Bond, 5.00%, 03/28/06	1,778,140
JP Morgan Chase	Corporate Bond, 5.63%, 08/15/06	961,495
Manitoba Providence	Corporate Bond, 4.25%, 11/20/06	1,869,734
Merril Lynch Series B	Corporate Bond, 6.15%, 01/26/06	781,800
Morgan Stanley Dean Witter	Corporate Bond, 7.75%, 06/15/05	1,000,288
National Rural Utilities Cooperative Finance	Corporate Bond, 5.25%, 07/15/04	736,942
National Rural Utilities Cooperative Finance	Corporate Bond, 6.00%, 05/15/06	514,691
Northern Trust Company Bank	Corporate Bond, 6.65%, 11/09/04	1,585,335
Ontario Providence	Corporate Bond, 6.00%, 02/21/06	1,306,100
Rio Tinto Finacne USA	Corporate Bond, 5.75%, 07/03/06	936,415
Wells Fargo Bank N.A.	Corporate Bond, 7.80%, 06/15/10	2,010,900
Federal National Mortgage Association	Government Agency, 7.00%, 07/15/05	2,113,917
Federal National Mortgage Association	Government Agency, 7.13%, 02/15/05	6,185,412
Federal Home Loan Mortgage	Government Agency, 7.00%, 07/15/05	2,710,150
Federal Home Loan Bank	Government Agency, 6.13%, 08/15/03	3,124,680
Federal Home Loan Bank	Government Agency, 7.13%, 02/15/05	4,328,760
Sallie Mae	Government Agency, 4.75%, 04/23/04	1,795,395
FH 1519 G	Government Agency, 6.75%, 05/15/08	2,599,200
FN 1676-G	Government Agency, 6.00%, 04/15/20	1,586,316
FHG 16 PH	Government Agency, 6.75%, 04/25/21	1,111,948
FHR 1490 PH	Government Agency, 6.25%, 04/15/08	2,060,000
FHR 1592	Government Agency, 6.25%, 12/15/20	1,442,000
FHR 1608 J	Government Agency, 6.00%, 06/15/22	756,323
FHR 1610 PM	Government Agency, 6.25%, 04/15/22	3,615,920

CONAGRA RETIREMENT INCOME SAVINGS PLAN
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

FORM 5500, SCHEDULE H, PART IV
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR (Continued)
DECEMBER 31, 2001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
Guaranteed Investment Contracts:		
FHR 1650 H	Government Agency, 6.25%, 10/15/22	$ 3,105,000
FHR 1669 G	Government Agency, 6.50%, 02/15/23	2,083,120
FHR 1679 D	Government Agency, 6.00%, 09/15/08	1,801,398
FHR 1680 PH	Government Agency, 6.25%, 01/15/23	750,143
FHR 1684 G	Government Agency, 6.50%, 03/15/23	880,118
FHR 1704 PG	Government Agency, 6.25%, 04/15/08	1,317,034
FHR 2290	Government Agency, 6.00%, 02/15/31	1,138,190
FHR 2313 C	Government Agency, 6.00%, 05/15/31	811,177
FHR 2328 C	Government Agency, 6.00%, 06/15/31	522,860
FHR 2333 VA	Government Agency, 7.00%, 06/15/10	743,963
FHR 2355 AE	Government Agency, 6.00%, 09/15/31	2,186,553
FHR 2365 C	Government Agency, 6.00%, 09/15/31	2,242,095
FNR 1993-130 J	Government Agency, 6.50%, 06/21/25	1,527,082
FNR 1993-167 H	Government Agency, 6.35%, 01/25/22	1,466,852
FNR 92-48 HB	Government Agency, 7.00%, 04/25/07	2,046,578
FNR 94-50 PH	Government Agency, 5.50%, 01/25/23	732,475
FRN G93-38 PC	Government Agency, 6.00%, 07/25/21	1,793,190
United States Treasury Note	Treasury Note, 5.75%, 11/15/05	5,544,473
United States Treasury Note	Treasury Note, 5.88%, 11/15/04	370,454
United States Treasury Note	Treasury Note, 6.50%, 10/15/06	4,241,250
* State Street Bank and Trust Company	Short-term Investment Fund	8,341,120
Caisse Des Depots Et Cons - Global Wrapper	Contract #1051-03, 5.51%	86,912
Monumental Life Insurance - Global Wrapper	Contract #00123TR, 5.50%	92,749
UBS AG - Global Wrapper	Contract #3031, 5.50%	93,025
Westdeutsche Landesbank - Global Wrapper	Contract #WLB6168, 5.50%	92,646
		186,164,676
* Loans to Participants	Various loans: 6.50% to 10.50% due up to 120 months from the date of loan	25,195,376
Invested Cash:		
* State Street Bank and Trust Company	Short-Term Investment Fund	9,401,795
		$1,358,142,634

* Related Party-in-Interest

CONAGRA RETIREMENT INCOME SAVINGS PLAN
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

FORM 5500, SCHEDULE H, PART IV
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2001

Identity of Party Involved Description of Security	Description of Asset, Interest Rate and Maturity in Case of Loan	Purchase Price	Selling Price	Expenses Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction date	Net Gain or (Loss)
Series in Same Security:							
* ConAgra Foods, Inc.	ConAgra Foods, Inc. Common Stock	$28,865,566	$20,586,968	$ -	$52,413,832	$49,452,534	$(2,961,298)

* Represents a Party-In-Interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the ConAgra Foods Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS

Date 6/27/02

By 
ConAgra Foods Employee Benefits Committee

Exhibit I

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements No. 2-96891, 2-81244, 33-15815, 33-28079, 33-48295, 33-50113 and 333-17573 of ConAgra Foods, Inc. on Form S-8 of our report dated June 24, 2002 appearing in this Annual Report on Form 11-K of the ConAgra Foods Retirement Income Savings Plans for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 28, 2002

013002


SEC MAIL PROCESSING
RECEIVED
JUN 28 2002
WASH. D.C. 155 SECTION

CONAGRA FOODS RETIREMENT INCOME

SAVINGS PLAN

(Amended and Restated Effective January 1, 2002)

TABLE OF CONTENTS

ARTICLE/SECTION	TITLE/HEADINGS	PAGE

ARTICLE I

DEFINITIONS

Section 1.01 "**Accounting Year**" means, for the period prior to January 1, 1993, the calendar year. The period beginning January 1, 1993 and ending May 31, 1993 shall be a short Accounting Year. The period beginning June 1, 1993 and ending May 31, 1994 shall be an Accounting Year. The period beginning June 1, 1994 and ending December 31, 1994 shall be a short Accounting Year. Thereafter the term Accounting Year means the period beginning on January 1 of each year and ending the following December 31.

Section 1.02 "**Accounts**" means a Participant's Pre-Tax Contribution Account, After-Tax Contribution Account, Matching Contribution Account, Rollover Account, Transfer Account, ESOP Pre-Tax Contribution Account, ESOP After-Tax Contribution Account, ESOP Matching Contribution Account, ESOP Dividend Reinvestment Account, ESOP Rollover Account, and ESOP Transfer Account. Subaccounts may be established within any Account as are necessary for proper administration of the Plan

Section 1.03 "**After-Tax Contribution Account**" means the account established for a Participant to which shall be credited (i) the amount of his After-Tax Contributions and (ii) the account's proportionate share of any net investment gains. From the account, its proportionate share of any net investment losses and any benefit payments, withdrawals or other disbursements shall be deducted. The Participant's interest in his After-Tax Contribution Account shall be nonforfeitable.

Section 1.04 "**After-Tax Contributions**" means the contributions made by the Participant which are not considered "elective deferrals" as described in Section 402(g)(3) of the Code.

Section 1.05 "**Affiliate**" means any corporation which is a member of a controlled group of corporations (as defined in Section 414(b) of the Code) which includes an Employer; any trade or business (whether or not incorporated) which is under common control (as defined in Section 414(c) of the Code) with an Employer; any organization (whether or not incorporated) which is a member of an affiliated service group (as defined in Section 414(m) of the Code) which includes an Employer; or any other entity required to be aggregated with an Employer pursuant to regulations under Section 414(o) of the Code.

Section 1.06 "**Annuity Starting Date**" means the first day of the first period for which an amount is payable as an annuity or other form.

Section 1.06A "**Automatic Contributions**" means the Employee contributions made by a Participant who does not otherwise elect to participate in the Plan or who elects to contribute less than 3% of Compensation and who does not otherwise elect to suspend or reduce his Employee contributions after first becoming eligible to participate in the Plan.

Section 1.07 "**Beneficiary**" means the person or persons to whom the share of a deceased Participant's Accounts are payable.

Section 1.08 "**Board of Directors**" means the Board of Directors of the Sponsoring Employer.

Section 1.09 "**Code**" means the Internal Revenue Code of 1986, as amended from time to time.

Section 1.10 "**Committee**" means the ConAgra Foods Employee Benefits Committee.

Section 1.11 "**Compensation**" means a Participant's regular salary paid by an Employer for an Accounting Year, including Pre-Tax Contributions to this Plan, overtime, commissions and bonuses (excluding sign-on bonuses and referral bonuses), and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code or Section 132(f)(4) of the Code, but excluding Matching Contributions to this Plan, fringe benefits, and any amounts received by the Participant under the ConAgra Foods Long-Term Senior Management Plan or similar plan or program which is so designated by the Sponsoring Employer.

On or after January 1, 1989, no amount in excess of the applicable dollar limit under Section 401(a)(17) of the Code for any Accounting Year shall be treated as Compensation for purposes of this Plan. (Effective for Accounting Years beginning on or after January 1, 1989, the applicable dollar limit is $200,000, as adjusted, and effective for Accounting Years beginning on or after January 1, 1994, the applicable dollar limit is $150,000, as adjusted, and effective for Accounting Years beginning on or after January 1, 2002, the applicable dollar limit is $200,000, as adjusted.)

Section 1.11A "**EasyAccess**" means the term that is used to refer to the interactive voice response system or web-site that Participants will use to enroll in the Plan and to make and initiate transactions to their Accounts.

Section 1.12 "**Eligible Employee**" means any Employee whose payroll status is that of a salaried exempt and salaried non-exempt hourly, clerical, administrative or technical employee paid on an hourly basis as those terms were used in the Fair Labor Standards Act in effect on January 1, 1997 and any other Employee who is a member of a group of Employees to which the Plan has been and continues to be extended by an Employer; excluding:

(1) Any Employee of a foreign subsidiary if the Employee is not a citizen of the United States, except, however, that an Employee of a foreign subsidiary within the meaning of Section 1563(a) of the Code shall be an Eligible Employee if he is employed within the United States and his Compensation is paid in United States dollars, regardless of whether or not he is a citizen of the United States;

(2) Any Employee of a foreign subsidiary if contributions under a funded plan of deferred compensation are provided by any person or corporation, other than an Employer, with respect to the remuneration paid to the Employee by the foreign subsidiary;

(3) Any Employee whose conditions of employment are subject to the terms of a collective bargaining agreement, unless the collective bargaining agreement provides to the contrary;

(4) Any Employee employed in an employment classification under which the Employee is regularly scheduled to work less than 1,000 hours per calendar year, provided such Employee does in fact work less than 1,000 hours during each calendar year of employment; and

(5) Temporary employees and merchandising employees of Hunt-Wesson, Inc. and its subsidiaries.

Section 1.13 "Employee" means each current or future Employee of the Employers who is included in a group of Employees that an Employer has designated to be covered by the Plan, excluding any "leased employee" as defined in Section 414(n)(2) of the Code. Should any former "leased employee" of an Employer or Affiliate become an Eligible Employee, his period of employment while a "leased employee" shall be taken into account in determining his years of Service. Notwithstanding any other provision of this Plan, individuals who are not contemporaneously classified as employees of the Employer for purposes of the Employer's payroll system (including, without limitation, individuals employed by temporary help firms, technical help firms, staffing firms, employee leasing firms, professional employer organizations or other staffing firms whether or not deemed to be "common law" employees or "leased employees" within the meaning of Section 414(n) of the Code) are not considered to be Employees of the Employer and shall not be eligible to participate in the Plan. In the event any such individuals are reclassified as employees for any purpose, including without limitation, common law or statutory employees, by any action of any third party, including without limitation, any government agency, or as a result of any private lawsuit, action or administrative proceeding, such individuals shall, notwithstanding such reclassification, remain ineligible for participation hereunder. The term "Employee" shall include any Employee who is on a leave of absence approved by his Employer, including a leave of absence pursuant to the terms of the Family and Medical Leave Act of 1993 ("FMLA"), unless the Employee on leave provides notice to the Employer of an intent not to return to work at the end of the leave.

Section 1.14 "Employer" means a corporation, including the Sponsoring Employer, that participates in the Plan with respect to its Eligible Employees in accordance with Article X.

Section 1.15 "Employer Stock" means common stock of the Sponsoring Employer.

Section 1.16 "Employment Date" means the date an Employee first performs an hour of service for an Employer or Affiliate. Notwithstanding the foregoing, the Employment Date of an Employee who is employed by an Employer on the date the Employer becomes an Employer shall be established by the Sponsoring Employer. The Employment Date of an Employee who is employed by an Employer on the date the Employer is merged with or acquired by an Employer or Affiliate shall be the date of the merger or acquisition, or the earlier date as established by the Sponsoring Employer.

Section 1.17 "**Entry Date**" means the earlier of (i) the first or second pay period following an Eligible Employee's satisfactory completion of the enrollment process, and (ii) the pay period during which Automatic Contributions begin.

Section 1.18 "**ERISA**" means the Employee Retirement Income Security Act of 1974, as amended.

Section 1.18A "**ESOP After-Tax Contribution Account**" means the account established for a Participant to which shall be credited (i) the amount of his investment in the ConAgra Foods Stock Fund transferred from the Participant's After-Tax Contribution Account and (ii) the account's proportionate share of any net investment gains. From the account, its proportionate share of any net investment losses and any benefit payments, withdrawals or other disbursements shall be deducted. The Participant's interest in his ESOP After-Tax Contribution Account shall be nonforfeitable.

Section 1.18B "**ESOP Dividend Reinvestment Account**" means the account established for a Participant who, pursuant to Section 5.10 of the Plan, is entitled to elect to receive dividends on his investment in the ESOP ConAgra Foods Stock Fund and who does not elect to receive such dividends, to which shall be credited (i) the amount of dividends reinvested in the ESOP ConAgra Foods Stock Fund, and (ii) the account's proportionate share of any net investment gains. From the account, its proportionate share of any net investment losses and any benefit payments, withdrawals or other disbursements shall be deducted. The Participant's interest in his ESOP Dividend Reinvestment Account shall be nonforfeitable.

Section 1.18C "**ESOP ConAgra Foods Stock Fund**" means that portion of the Plan which shall consist of Participants' ESOP Pre-Tax Contribution Accounts, ESOP After-Tax Contribution Accounts, ESOP Matching Contribution Accounts, ESOP Dividend Reinvestment Accounts, ESOP Rollover Accounts, and ESOP Transfer Accounts, and such other ESOP accounts that may be established under an applicable Supplement. It is intended that this portion of the Plan is designed to invest primarily in Employer Stock, that it shall qualify as an employee stock ownership plan as defined in Section 4975(e)(7) of the Code, and that the Participant's pro rata share of dividends paid on shares held in the ESOP ConAgra Foods Stock Fund shall be deductible pursuant to Section 404(k)(2)(A) of the Code, whether paid to Participants or reinvested in the ESOP ConAgra Foods Stock Fund.

Section 1.18D "**ESOP Matching Contribution Account**" means the account established on behalf of a Participant to which shall be credited (i) the amount of his investment in the ConAgra Foods Stock Fund transferred from the Participant's Matching Contribution Account, and (ii) the account's proportionate share of any net investment gains. From the account, its proportionate share of net investment losses, and benefit payments, withdrawals or other disbursements shall be deducted. The Participant's interest in his ESOP Matching Contribution Account shall be vested in accordance with the schedule set forth in Section 5.02(b).

Section 1.18E **"ESOP Pre-Tax Contribution Account"** means the account established on behalf of a Participant to which shall be credited (i) the amount of his investment in the ConAgra Foods Stock Fund transferred from the Participant's Pre-Tax Contribution Account; and (ii) the account's proportionate share of net investment gains. From the account, its proportionate share of net investment losses, and benefit payments, withdrawals or other disbursements shall be deducted. The Participant's interest in his ESOP Pre-Tax Contribution Account shall be nonforfeitable.

Section 1.18F **"ESOP Rollover Account"** means an account established on behalf of an Eligible Employee to which shall be credited (i) the amount of his investment in the ConAgra Foods Stock Fund transferred from the Employee's Rollover Account; and (ii) the account's proportionate share of net investment gains. From the account, the account's proportionate share of net investment losses, and benefit payments, withdrawals or other disbursements shall be deducted. The Employee's interest in his ESOP Rollover Account shall be nonforfeitable.

Section 1.18G **"ESOP Transfer Account"** means an account established on behalf of an Eligible Employee to which shall be credited (i) the amount of his investment in the ConAgra Foods Stock Fund transferred from the Employee's Transfer Account, and (ii) the account's proportionate share of net investment gains. From the account, the account's proportionate share of net investment losses, and benefit payments, withdrawals or other disbursements shall be deducted. The Employee's interest in his ESOP Transfer Account shall be nonforfeitable.

Section 1.19 **"Fiscal Year"** means the Sponsoring Employer's financial accounting year based upon a 52 to 53 week accounting year ending on the last Sunday of May and commencing on the next day.

Section 1.20 **"Forfeiture"** means the portion of a Participant's Matching Contribution Account which is forfeited (i) as a result of his termination of employment prior to having a fully vested interest in the Account or (ii) pursuant to Sections 3.04, 3.06 or 3.07 of the Plan. Forfeitures shall first be applied to restore any Matching Contribution Account pursuant to Section 5.05 and thereafter to reduce the obligation of the Employers to make contributions to the Plan.

Section 1.21 **"Highly Compensated Employee,"** for each Accounting Year beginning on or after January 1, 1997, shall have the same meaning as defined in Section 414(q) of the Code, including any Employee of an Employer or Affiliate who:

(a) Was a 5% (or greater) owner of an Employer or any Affiliate of an Employer (as defined in Section 416(i) of the Code) in the current or preceding Accounting Year; or

(b) Received more than $80,000 (as such amount may be adjusted by the Secretary of the Treasury as authorized by the Code) in compensation in the preceding Accounting Year.

For purposes of this Section, the term "compensation" means Section 415 Compensation.

Notwithstanding any provision of this Section to the contrary, the number of Employees treated as Highly Compensated Employees for an Accounting Year are limited to those Employees, who, in the preceding Accounting Year were in the top 1/5th of all employees of an Employer and any Affiliates of an Employer ranked by compensation.

Section 1.22 "Matching Contribution Account" means the account established on behalf of a Participant to which shall be credited (i) the amount allocated to the Participant as a Matching Contribution, and (ii) the account's proportionate share of any net investment gains. From the account, its proportionate share of net investment losses, and benefit payments, withdrawals or other disbursements shall be deducted. The Participant's interest in his Matching Contribution Account shall be vested in accordance with the schedule set forth in Section 5.02(b). Subaccounts may be established within the Matching Contribution Account as are necessary for proper administration of the Plan.

Section 1.23 "Matching Contributions" means the Employer Contributions described in Section 3.02, and shall include any Basic Matching Contributions, Return on Equity Contributions, Profit Sharing Contributions, Special One-Time Contributions or any other Employer Contributions described in the Plan or applicable Supplement whether or not such contributions are conditioned upon contributions by Eligible Employees; provided, however, that such Employer Contributions that are not conditioned upon the Participant's Pre-Tax Contributions or After-Tax Contributions to the Plan shall not be taken into account for purposes of the mathematical nondiscrimination test described in Section 3.07 of the Plan.

Section 1.24 "Nondiscrimination Compensation" means, for each Participant, that portion of his total compensation for the Accounting Year earned while a Participant which would be nondiscriminatory within the meaning of Code Section 414(s). The Committee may determine the Nondiscrimination Compensation of each Participant from year to year for purposes of performing the mathematical nondiscrimination tests described in Sections 3.06 and 3.07 and the determination shall be made consistently among all Participants to the extent required by Code Section 414(s).

Section 1.25 "Non-Highly Compensated Employee" for each Accounting Year beginning on or after January 1, 1987, means an employee of an Employer or Affiliate who is not a Highly Compensated Employee.

Section 1.25A "Non-Company Stock Fund" means any investment fund offered by the Plan which is not Employer Stock.

Section 1.26 "Normal Retirement Age" means age 65. Upon a Participant's attainment of Normal Retirement Age while employed by an Employer or Affiliate, the entire amount of the Participant's Matching Contribution Account shall be nonforfeitable.

Section 1.26A "Officer" means an Employee who is described as an officer in Section 240.16a-1(f) of the Code of Federal Regulations or any subsequent law or registration of similar import.

Section 1.27 "**Participant**" means an Eligible Employee who has satisfied the requirements set forth in Article II for participation hereunder and either has enrolled in the Plan or is deemed to be a Participant under Section 3.01 or a former Eligible Employee with an Account in the Plan.

Section 1.28 "**Plan**" means this instrument and all amendments. The name of the Plan is "ConAgra Foods Retirement Income Savings Plan."

Section 1.29 "**Plan Administrator**" means the person or persons designated by the Sponsoring Employer pursuant to Section 7.04.

Section 1.30 "**Pre-Tax Contribution Account**" means the account established on behalf of a Participant to which shall be credited (i) the amount of his Pre-Tax Contributions; and (ii) the account's proportionate share of net investment gains. From the account, its proportionate share of net investment losses, and benefit payments, withdrawals or other disbursements shall be deducted. The Participant's interest in his Pre-Tax Contribution Account shall be nonforfeitable.

Section 1.31 "**Pre-Tax Contributions**" means the contributions made by a Participant which are considered "elective deferrals" as described in Section 402(g)(3) of the Code.

Section 1.32 "**Prior Plan**" means the Plan in which a Participant was participating immediately prior to January 1, 1997, or as of the date provided in the applicable Supplement.

Section 1.33 "**Reemployment Date**" means the date on which an Employee first performs an hour of service following his Termination of Employment.

Section 1.34 "**Rollover Account**" means an account established on behalf of an Eligible Employee to which shall be credited (i) the value of amounts rolled over into this Plan pursuant to Section 3.09; and (ii) the account's proportionate share of net investment gains. From the account, the account's proportionate share of net investment losses, and benefit payments, withdrawals or other disbursements shall be deducted. The Employee's interest in his Rollover Account shall be nonforfeitable.

Section 1.35 "**Section 415 Compensation**" means, for each limitation year beginning on or after January 1, 1987, the Employee's earned income, wages, salaries, fees for professional service, commissions paid to salesmen, compensation based on a percentage of profits, bonuses and other amounts received for personal services actually rendered in the course of employment and excluding the following:

(i) Employer contributions to a plan of a deferred compensation to the extent contributions are not included in gross income of the Employee for the taxable year in which contributed, or on behalf of the Employee to a "simplified employee pension plan" to the extent such contributions are deductible under Section 219(b)(7) of the Code, and distributions from a plan of deferred compensation whether or not includable in the gross income of the Employee when distributed; provided, however, that for a limitation year beginning on or after January 1, 1998, Section 415 Compensation shall include any elective deferrals as defined in Code Section 402(g)(3) and any amount which is contributed or deferred by an Employer at the election of the Employee and which is not includible in the gross income of the Employee by reason of Code Section 125 or 457; provided, further, that for a limitation year beginning on or after January 1, 2001, Section 415 Compensation shall include elective amounts that are not includable in gross income by reason of Section 132(f)(4) of the Code.

(ii) Amounts realized from the exercise of a nonqualified stock option, or when restricted stock (or property) held by the Employee becomes freely transferable or is no longer subject to a substantial risk of forfeiture;

(iii) Amounts realized from the sale, exchange or other disposition of stock acquired under a qualified stock option; and

(iv) Other amounts which receive special tax benefits, such as premiums for group term life insurance (but only to the extent that the premiums are not includable in the gross income of the Employee).

In the alternative, the Plan Administrator may determine the Employee's compensation on the basis of either (i) his wages subject to federal income tax withholding or (ii) wages subject to federal income tax withholding plus payments which an Employer is required to report under Code Sections 6041(d) and 6051(a)(3), excluding moving expense reimbursements which the Employee may deduct under Code Section 217.

Section 1.36 "**Service**" means the period, in years and days, for which an Employee is given credit for the purpose of determining his eligibility for benefits (or vesting). As of any date, an Employee's Service shall be equal to the period determined under Section 1.36(a) subject to the provisions of Section 1.36(b), Section 1.36(c), Section 1.36(d), Section 1.36(e), and Section 136(f).

Section 1.36(a) The period commencing on the Employee's Employment Date or, if applicable, Reemployment Date and ending on the date of his Termination of Employment.

Section 1.36(b) If an Employee who has had a Termination of Employment is subsequently reemployed by an Employer or Affiliate prior to receiving benefits from the Plan, the following shall apply:

(i) If the Employee's Termination of Employment was due to retirement, quit or discharge and his Termination Period is less than 12 months, the Service he had at the date of his Termination of Employment shall be reinstated as of his Reemployment Date and his Service shall include his Termination Period and he shall accrue additional Service beginning as of his Reemployment Date.

(ii) If the Employee's Termination of Employment was due to a retirement, quit or discharge, during an absence from employment of 12 months or less for any reason other than a retirement, quit or discharge, and his Termination Period ends less than 12 months after the date on which he was first absent from employment, the Service he had at the date of his Termination of Employment shall be reinstated as of his Reemployment Date and his Service shall include his Termination Period and he shall accrue additional Service beginning as of his Reemployment Date.

(iii) If at his Termination of Employment, the Employee was vested as to any portion of a Plan Account, other than a Rollover or Transfer Account, the Service he had at the date of his Termination of Employment shall be reinstated as of his Reemployment Date and he shall accrue additional Service beginning as of his Reemployment Date.

(iv) If (i), (ii) or (iii) above are not applicable, the Employee's Service as of the date of his Termination of Employment shall be reinstated as of his Reemployment Date if his Termination Period is less than the greater of 5 years or his Service as of his Termination of Employment, and such Employee shall accrue additional Service beginning as of his Reemployment Date. In any other case, the Employee's Service shall be based only on the period beginning on his Reemployment Date.

Solely for the purposes of this Section 1.36(b)(iv), an Employee's Termination of Employment shall be 24 months after the commencement of an absence from work which begins on or, due to the:

(1) pregnancy of the Employee;

(2) birth of a child of the Employee;

(3) placement of a child for adoption with the Employee; or

(4) care by the Employee of a child immediately following such birth or placement.

The Employee may be required to demonstrate to the satisfaction of the Plan Administrator that the absence was due to one of the causes described above and the number of days for which there was such an absence.

<u>**Section 1.36(c)**</u> If an Employee who has had a Termination of Employment is subsequently reemployed by an Employer or Affiliate after receiving benefits from the Plan, the following shall apply:

(i) The Service he had at the date of his Termination of Employment shall be reinstated as of his Reemployment Date; or

(ii) If the Employee's Termination Period is less than 12 months, his Service shall include his Termination Period.

Section 1.36(d) Service shall include employment with an Affiliate while such employer is an Affiliate.

Section 1.36(e) An Employee's Service shall not include any period that was excluded under the terms of any applicable Prior Plan for purposes of determining his nonforfeitable accrued benefit attributable to employer contributions under such Prior Plan.

Section 1.36(f) Notwithstanding any provision of this Plan to the contrary, contributions, benefits and service credit with respect to qualified military service will be provided in accordance with Code Section 414(u).

Section 1.37 "**Sponsoring Employer**" means ConAgra Foods, Inc., a Delaware corporation.

Section 1.38 "**Spouse**" means the legally married husband or wife of a Participant at the earlier of (i) the Annuity Starting Date of benefits to the Participant under the Plan, or (ii) the date of the Participant's death. To the extent required by a "qualified domestic relations order," as defined in Section 414(p) of the Code, the term Spouse shall include the former husband or wife of the Participant.

Section 1.39 "**Supplement**" means an addition to the Plan describing special terms and conditions which apply to a group of Participants identified in the Supplement. The terms of a Supplement shall supersede any conflicting provisions in the Plan.

Section 1.40 "**Termination of Employment**" means the earliest to occur of the following:

(i) The date an Employee retires, quits, is discharged or dies.

(ii) If an Employee does not return from a leave of absence granted by an Employer or Affiliate upon or prior to the expiration of the leave the earlier of:

(a) the date on which the leave of absence expired; or

(b) the first anniversary of the date the leave of absence began.

(iii) If the Employee does not return from a leave of absence due to military service in the Armed Forces of the United States within the period required under federal law pertaining to veterans' reemployment rights:

(a) the date the Employee died or became Totally and Permanently Disabled, if death (or disability) is the reason the Employee does not return from the military leave; otherwise

(b) the earlier of the date the Employee is released from military service or the first anniversary of the date the military leave began.

(iv) The first anniversary of an absence from employment for any reason other than those described in (i), (ii) and (iii) above such as sickness, disability or layoff.

A Termination of Employment will not occur because of the transfer of an Employee between 2 Employers or between an Employer and an Affiliate.

Section 1.41 **"Termination Period"** means a period commencing on the date of an Employee's Termination of Employment and ending on his subsequent Reemployment Date.

Section 1.42 **"Total and Permanent Disability"** means a physical or mental condition of a Participant resulting from bodily injury, disease or mental disorder which renders the Participant incapable of continuing gainful occupation and which condition constitutes total disability under the ConAgra Foods Long-Term Disability Plan.

Section 1.43 **"Transfer Account"** means an account established on behalf of an Eligible Employee to which shall be credited (i) the value of amounts transferred to this Plan pursuant to Section 3.10, and (ii) the account's proportionate share of net investment gains. From the account, the account's proportionate share of net investment losses, and benefit payments, withdrawals or other disbursements shall be deducted. The Employee's interest in his Transfer Account shall be nonforfeitable.

Section 1.44 **"Trust Agreement"** means the ConAgra Inc. Master Trust Agreement between ConAgra Foods, Inc. and State Street Bank and Trust Company, dated as of March 1, 1995, or any successor agreement thereto.

Section 1.45 **"Trustee"** means the person or persons named as trustee or trustees in the Trust Agreement or any successor Trustee(s).

Section 1.46 **"Trust Fund"** means the assets of the Plan and Trust.

Section 1.47 **"Valuation Date"** means any business day of the year, or such other dates as the Plan Administrator, in its discretion, designates as Valuation Dates.

ARTICLE II

PARTICIPATION

Section 2.01 - Eligibility to Participate Each Eligible Employee shall become a Participant in this Plan upon satisfying the requirements set forth in this Section.

Section 2.01(a) - Prior Plan Participants Each Eligible Employee who was participating in a Prior Plan of an Employer on December 31, 1996, or as of the date provided in the applicable Supplement, shall automatically become a Participant in this Plan as of January 1, 1997. Each such Participant shall be eligible to make Pre-Tax Contributions and After-Tax Contributions in accordance with Section 3.01.

Section 2.01(b) - Future Participants Any Eligible Employee who was not a Participant in a Prior Plan of an Employer on December 31, 1996, shall become eligible to make Pre-Tax Contributions and After-Tax Contributions in accordance with Section 3.01 as of the Entry Date coincident with or immediately following his Employment Date, otherwise on the next following Entry Date.

Section 2.01(c) - Participation upon Reemployment of a Former Employee An Eligible Employee who terminates employment and later resumes employment with an Employer as an Eligible Employee shall be eligible to reenter the Plan on his reemployment date.

Section 2.02 - Transfer of Employment/Change of Employment Classification The effect under this Plan of a transfer of employment between an Employer and an Affiliate, or a change of employment classification with an Employer, shall be as set forth in Section 2.02(a) or Section 2.02(b), whichever is applicable:

Section 2.02(a) If the change in employment classification or transfer of employment is such that a Participant is no longer an Eligible Employee, but he remains an employee of an Employer or Affiliate, then:

(i) the inactive Participant shall not be entitled to make Pre-Tax Contributions or After-Tax Contributions for the period during which he is an inactive Participant;

(ii) the inactive Participant shall continue to earn Service;

(iii) the inactive Participant's Accounts shall continue to be held by the Plan and shall be adjusted in the manner described in Section 4.04, as long as he is employed by an Employer or Affiliate; and

(iv) the inactive Participant shall remain eligible to make in-service withdrawals under the conditions described in Section 5.07.

Upon an inactive Participant's return to status as an Eligible Employee, he shall again become eligible to make Pre-Tax Contributions and After-Tax Contributions to the Plan on the date he again becomes an Eligible Employee.

Section 2.02(b) If the transfer of employment or change in employment classification is such that a person who was not an Eligible Employee, but who was employed by an Employer or Affiliate, becomes an Eligible Employee then:

(i) he shall become a Participant on the Entry Date coincident with or immediately following the date he first becomes an Eligible Employee; and

(ii) he shall be credited with years of Service based on his employment both as an employee of an Affiliate and as an Employee of an Employer.

ARTICLE III

CONTRIBUTIONS

Section 3.01 - Employee Contributions Each Eligible Employee who is not included in a unit of collective bargaining agreement as provided in an applicable Supplement automatically becomes a Participant in this Plan and shall be deemed to have elected to make Pre-Tax Contributions equal to 3% of such Eligible Employee's Compensation for the Accounting Year by payroll deduction. In addition, any Eligible Employee may specify, under the enrollment procedures established by the Committee, at the time he becomes eligible to participate in the Plan, the rate of Pre-Tax Contributions and After-Tax Contributions he wants to make, by payroll deduction in accordance with Section 3.01(a) and Section 3.01(b) below. Employee contributions shall be transmitted by the Employer to the Trustee as soon as reasonably practicable after each withholding (but in no event later than the 15th day of the month following the month in which such withholding was made).

Section 3.01(a) - Pre-Tax Contributions For each Accounting Year, a Participant who is not a Highly Compensated Employee may make Pre-Tax Contributions of not less than 1% nor more than 16% of his Compensation for the Accounting Year in 1% increments; provided, however, in no event shall the sum of such Participant's Pre-Tax Contributions and After-Tax Contributions exceed 16% of his Compensation for the Accounting Year.

For each Accounting Year, a Participant who is a Highly Compensated Employee may make Pre-Tax Contributions of not less than 1% nor more than 10% of his Compensation for the Accounting Year in 1% increments; provided, however, in no event shall the sum of such Participant's Pre-Tax Contributions and After-Tax Contributions exceed 16% of his Compensation for the Accounting Year.

Such contributions shall be contributed to the Participant's Pre-Tax Contribution Account.

Section 3.01(b) - After-Tax Contributions For each Accounting Year, a Participant may make After-Tax Contributions of not less than 1% nor more than 10% of his Compensation for the Accounting Year in 1% increments; provided, however, in no event shall the sum of a Participant's Pre-Tax Contributions and After-Tax Contributions exceed 16% of his Compensation for the Accounting Year.

Notwithstanding any provision of this Section to the contrary, a Participant whose Pre-Tax Contribution election for an Accounting Year exceeds the annual limit described in Section 3.04 may elect to have the excess contributed to the Plan as an After-Tax Contribution; provided, however, in no event shall the Participant's total After-Tax Contributions for the Accounting Year exceed 10% of his Compensation for the Accounting Year or shall the sum of a Participant's Pre-Tax Contributions and After-Tax Contributions exceed 16% of his Compensation for the Accounting Year.

Such contributions shall be contributed to the Participant's After-Tax Contribution Account.

Section 3.01(c) - Change of Contributions Unless otherwise provided in an applicable Supplement, a Participant may at any time change the rate of his Pre-Tax Contributions and/or After-Tax Contributions within the limitations of Sections 3.01(a) and 3.01(b), by using EasyAccess. Such change will be effective within 2 payroll periods after the request for the changes is made. A change in rate includes an election to suspend all of a Participant's automatic or voluntary Pre-Tax Contributions or voluntary After-Tax Contributions, or both.

Section 3.02 - Employer Contributions The Employer shall make Matching Contributions equal to 50% of each eligible Participant's Pre-Tax Contributions and After-Tax Contributions up to 6% of his Compensation, or as described in the applicable Supplement. Matching Contributions for an Accounting Year shall be paid to the Trustee on or before the due date (with extensions granted) of the Employers' federal income tax return for the taxable year for which such contributions are made. Matching Contributions may be made in cash or in shares of Employer Stock and shall be contributed to the Participant's Matching Contribution Account.

Section 3.03 - Maximum Deductible Contributions The contributions of the Employers shall be subject to the following limitations:

(i) In no event shall an Employer be obligated to make a contribution for an Accounting Year in excess of the maximum amount deductible under Section 404(a)(3)(A) of the Code; and

(ii) The contributions made to the Plan by an Employer are conditioned upon the contributions being deductible under Section 404 of the Code and there being no good faith mistake of fact in making the contribution. If a deduction for federal income tax purposes is disallowed under Section 404 of the Code, the Employer shall withdraw any such disallowed contribution within 1 year of receipt by the Employer of a notice of the disallowance of a claimed deduction. If within 1 year of making a contribution, it is discovered a good faith mistake of fact was made, the Employer shall withdraw the portion of the contribution attributable to the mistake within 1 year of the contribution.

If the Employer cannot withdraw a contribution, such amount shall be applied to reduce its Matching Contribution for the next Accounting Year for which the Employer makes contributions.

Section 3.04 - Limitation on Pre-Tax Contributions Notwithstanding any provision of the Plan to the contrary, in no event shall a Participant's Pre-Tax Contributions (when combined with other elective deferrals as defined under Section 402(g)(3) of the Code made by the Participant under all other plans, contracts or arrangements of the Employers and their Affiliates), exceed

$7,000 in a calendar year beginning on or after January 1, 1987, or $11,000 in a calendar year beginning on or after January 1, 2002, (or such other amount resulting from adjustments under Section 415(d) of the Code). The Sponsoring Employer will monitor each Participant's Pre-Tax Contributions throughout the year and may, as necessary, reduce a Participant's Pre-Tax Contributions if it appears the applicable annual dollar limit will be exceeded. If it is determined that the Participant has exceeded the limit set forth in this Section for a calendar year, the excess amount and any income allocable to such excess amount shall be distributed to the Participant no later than April 15 following calendar year in which the excess contribution was made. Matching Contributions attributable to excess Pre-Tax Contributions, with the income allocable to such Matching Contributions calculated in accordance with regulations under Section 401(m) of the Code, shall be withdrawn from the affected Participants' Accounts and applied as Forfeitures. The return of Pre-Tax Contributions and withdrawal of Matching Contributions and income shall be accomplished by a reduction of the affected Participants' investments in the Plan's Investment Funds in the manner determined by the Plan Administrator. A distribution shall be made during the same calendar year in which the excess Pre-Tax Contributions were made, only if (i) the Participant and the Plan designate the distribution as a distribution of an excess deferral, and (ii) the distribution is made after the date on which the Plan received the excess deferral. Even though withdrawn, excess Pre-Tax Contributions of Highly Compensated Employees shall continue to be considered as Pre-Tax Contributions for purposes of determining the average deferral percentage under Section 3.06.

Section 3.05 - Limitation on Total Contributions Notwithstanding any other Plan provisions to the contrary, except for contributions to a Rollover Account or Transfer Account, the total Annual Additions to a Participant's Account in this Plan and any other defined contribution plan of the Employer and Affiliates for any limitation year beginning on or after January 1, 1987 (which is a calendar year for purposes of this Plan) shall not exceed the lesser of (i) $30,000 ($40,000 on or after January 1, 2002), as adjusted pursuant to Section 415(d)(1)(B) of the Code, or (ii) 25% (100% on or after January 1, 2002) of the Participant's Section 415 Compensation for such limitation year.

"Annual Addition" means the total additions in the limitation year to the Participant's Accounts in this Plan and any other defined contribution plan of the Employer or Affiliates attributable to:

(i) employer contributions;

(ii) employee contributions;

(iii) forfeitures; and

(iv) post-retirement medical benefits or individual medical accounts maintained under pension or annuity plans of the Employers or Affiliates pursuant to Sections 419(d)(3) and 415(l)(2) of the Code which are treated as "annual additions" for purposes of Section 415 of the Code.

If a Participant receives Annual Additions under another defined contribution plan of the Employers and Affiliates, as well as under this Plan, the limitation on aggregate Annual

Additions described in this Section shall be complied with first by a reduction, if necessary, in the Annual Additions under this Plan. During each limitation year, the Sponsoring Employer shall monitor the aggregate Annual Additions made to defined contribution plans of the Employers and Affiliates and may suspend or decrease the rate of Pre-Tax Contributions or After-Tax Contributions (and Matching Contributions attributable thereto) so that the aggregate limit will be satisfied.

Section 3.05(a) - Corrective Adjustments In the event that corrective adjustments in the Annual Additions to any Participant's Accounts are required, the adjustments shall be made by:

(i) A reduction in the Participant's After-Tax Contribution Account, followed by a reduction in the Participant's ESOP After-Tax Contribution Account, of After-Tax Contributions for the limitation year and the earnings attributable to the After-Tax Contributions and by a reduction in the Matching Contribution Account, followed by a reduction in the Participant's ESOP Matching Contribution Account, of Matching Contributions attributable to the After-Tax Contributions and the earnings attributable to the Matching Contributions; then by

(ii) A reduction in the Participant's Pre-Tax Contribution Account, followed by a reduction in the Participant's ESOP Pre-Tax Contribution Account, of Pre-Tax Contributions for the limitation year and the earnings attributable to the Pre-Tax Contributions, and by a reduction in the Matching Contribution Account, followed by a reduction in the Participant's ESOP Matching Contribution Account, of Matching Contributions attributable to the Pre-Tax Contributions and the earnings attributable to the Matching Contributions.

The aggregate amount of corrective adjustments that are attributable to Pre-Tax Contributions, After-Tax Contributions and earnings on After-Tax Contributions shall be distributed to the affected Participant. The aggregate amount of corrective adjustments that are attributable to Matching Contributions and earnings on Matching Contributions shall be applied to reduce any later contributions to this Plan by the Employers.

Section 3.05(b) - Combined Plans Limit If a Participant is a participant in a defined benefit plan maintained by his Employer or an Affiliate, the sum of his defined benefit plan fraction and his defined contribution plan fraction for a limitation year may not exceed 1.0.

For purposes of this Section, Defined Contribution Plan Fraction means a fraction the numerator of which is the sum of all of the Annual Additions to (a) the Participant's Accounts under this Plan and (b) the Participant's accounts under any other defined contribution plans which may be maintained by the Employers and their Affiliates as of the close of the limitation year and the denominator of which is the sum of the lesser of the following amounts determined for the limitation year and for each prior limitation year of his employment by the Employers or their Affiliates:

(i) The product of 1.25 multiplied by the dollar limitation under Section 415(c)(1)(A) of the Code for the limitation year; and

(ii) The product of 1.4 multiplied by the percentage limitation under Section 415(c)(1)(B) of the Code with respect to the Participant for the limitation year.

For purposes of this Section, Defined Benefit Plan Fraction means a fraction the numerator of which is the Participant's projected annual benefit (as defined in the defined benefit plan) determined as of the close of the limitation year and the denominator of which is the lesser of:

(i) The product of 1.25 multiplied by the dollar limitation under Section 415(b)(1)(A) of the Code for the limitation year; and

(ii) The product of 1.4 multiplied by the percentage limitation under Section 415(b)(1)(A) of the Code with respect to the Participant for the limitation year.

The limitation on aggregate benefits from a defined benefit plan and a defined contribution plan set forth in this Section shall be complied with by a reduction in the Participant's benefits under the defined benefit plan and his benefits hereunder shall not be affected by the aggregate limitation. Notwithstanding the above, the limitation on aggregate benefits described in this Section 3.05(b) shall not apply to any benefit payable under any defined benefit plan when such benefit commences on or after January 1, 2000; further, the limitation on aggregate benefits described in this Section 3.05(b) shall not apply to any benefit under any defined benefit payable on or after January 1, 2000, regardless of when payments to the former Employee commenced, provided, however, that such former Employee is simultaneously receiving periodic payments from the ConAgra Foods, Inc. Nonqualified Supplemental Plan.

Section 3.06 - Mathematical Nondiscrimination Test for Pre-Tax Contributions Notwithstanding any of the provisions of this Plan to the contrary, in each Accounting Year beginning on and after January 1, 1987, the Participant's Pre-Tax Contributions which are contributed to the Participant's Pre-Tax Contribution Account shall be subject to the mathematical nondiscrimination test set forth in Section 401(k) of the Code: that is, the Average Deferral Percentage of the eligible Highly Compensated Employees for each Accounting Year shall not exceed the average deferral percentage of the eligible Non-Highly Compensated Employees for the prior Accounting Year (or if elected by the Plan Administrator, for the current Accounting Year) by more than the limit determined in accordance with the following table counting for this purpose each Pre-Tax Contribution (including zero Pre-Tax Contributions in the case of any noncontributing Eligible Employee):

If the Average Deferral Percentage (ADP) of the Non-Highly Compensated Employees is	The Average Deferral Percentage (ADP) of the Highly Compensated Employees can be
Less than 2%	Up to the ADP of the eligible Non-Highly Compensated Employees multiplied by 2.0 (the "alternative test").
2% but not more than 8%	Up to the ADP of the eligible Non-Highly compensated Employees plus 2% (the "alternative test").
8% or more	Up to the ADP of the eligible Non-Highly compensated Employees multiplied by 1.25 (the "general test").

Average Deferral Percentage means the average of the ratios (calculated separately for each Eligible Employee) of (i) the amount of Pre-Tax Contributions paid over to the Trust Fund on behalf of each Eligible Employee for the Accounting Year to (ii) the Eligible Employee's Nondiscrimination Compensation for the Accounting Year. In calculating the ratio of each Eligible Employee for an Accounting Year, a Pre-Tax Contribution shall be taken into account only if allocated to the Eligible Employee as of a date within the Accounting Year and only if the Pre-Tax Contribution relates to compensation for services performed within the Accounting Year and would have been received by the Eligible Employee during the Accounting Year or within 2½ months thereafter if not for the election to make a Pre-Tax Contribution.

If it appears at any time within an Accounting Year that the mathematical nondiscrimination test may not be satisfied, the Sponsoring Employer may suspend or decrease the rate of Pre-Tax Contributions of Highly Compensated Employees (beginning with the Highly Compensated Employee with the highest average deferral percentage) for the remainder of the Accounting Year.

If after the end of the Accounting Year, it is determined that the mathematical nondiscrimination test has not been satisfied, the Plan Administrator shall:

(i) determine the dollar amount of excess contributions for each affected Highly Compensated Employee in accordance with the provision set forth herein;

(ii) reduce the applicable contributions of the Highly Compensated Employees beginning with the Highly Compensated Employee(s) with the highest dollar amount(s), to equal the dollar amount of the Highly Compensated Employee with the next highest dollar amount and distribute this amount to the Highly Compensated Employee(s) with the highest dollar amount(s);

(iii) repeat the process until the total excess contributions are distributed.

Amounts distributed herein shall include any income allocable to the Participants' Pre-Tax Contributions, calculated and distributed in accordance with Code Section 401(k)(8)(C) and the regulations thereunder. In addition, Matching Contributions determined to be attributable to Pre-Tax Contributions returned pursuant to this Section, with the income allocable to such Matching Contributions calculated in accordance with regulations under Section 401(m) of the Code, shall be withdrawn from the affected Participants' Matching Contribution Accounts and applied in the same manner as Forfeitures. Provided these procedures are followed, the Average Deferral Percentage is treated as meeting the nondiscrimination test of Section 401(k)(3) of the Code regardless of whether the Average Deferral Percentage, if recalculated after distribution, would satisfy Section 401(k)(3) of the Code.

The return of Pre-Tax Contributions and income and the withdrawal of Matching Contributions and income shall occur within 12 months following the Accounting Year in which the Plan failed to satisfy the mathematical nondiscrimination test. The return of Pre-Tax Contributions and income shall be accomplished by a reduction of the Participant's investments in the Plan's investment funds in proportions determined by the Plan Administrator.

Notwithstanding any provision of this Section to the contrary:

(i) the individual deferral percentage for any eligible Highly Compensated Employee who is eligible to make elective deferrals (as defined in Section 402(g) of the Code) under 2 or more cash or deferred arrangements of an Employer or an Affiliate shall be determined as if all the elective deferrals were made under a single arrangement (unless regulations under Section 401(k), 401(a)(4) or 410(b) of the Code provide that such cash or deferred arrangements must not be aggregated); and

(ii) in lieu of applying the mathematical nondiscrimination test described in this Section to a single group composed of all Eligible Employees as of the end of the Accounting Year, the Plan Administrator may elect to separately apply the test to two groups of Eligible Employees: one group consisting of those Eligible Employees who have not completed the minimum age and service conditions described in Section 410(a) of the Code as of the end of the Accounting Year, and the other group consisting of the remaining Eligible Employees.

Section 3.07 - Mathematical Nondiscrimination Test for After-Tax and Matching Contributions Notwithstanding any other provisions of this Plan to the contrary, in each Accounting Year beginning on and after January 1, 1987, the After-Tax Contributions and Matching Contributions which are contributed to the Participant's After-Tax Contribution Account and Matching Contribution Account, other than those attributable to Mandatory Contributions, made to the Plan shall be subject to the mathematical nondiscrimination test set forth in Section 401(m)(2)(A) of the Code: that is, the Average Contribution Percentage of the eligible Highly Compensated Employees in each Accounting Year shall not exceed the average contribution percentage of the eligible Non-Highly Compensated Employees for the prior Accounting Year (or if elected by the Plan Administrator, for the current Accounting Year) by more than the limit determined in accordance with the following table, counting for this purpose each After-Tax Contribution and Matching Contribution other than a Matching Contribution attributable to Mandatory Contributions, (including zero After-Tax Contributions and Matching Contributions in the case of any Eligible Employee who is eligible to make voluntary After-Tax Contributions, or to receive Matching Contributions with respect to voluntary Pre-Tax Contributions or After-Tax Contributions and declines to contribute).

If the Average Contribution Percentage (ACP) of the Non-Highly Compensated Employees is	The Average Contribution Percentage (ACP) of the Highly Compensated Employees can be
Less than 2%	Up to the ACP of the eligible Non-Highly Compensated Employees multiplied by 2.0 (the "alternative test").
2% but not more than 8%	Up to the ACP of the eligible Non-Highly Compensated Employees plus 2% (the "alternative test").
8% or more	Up to the ACP of the eligible Non-Highly Compensated Employees multiplied by 1.25 (the "general test").

"Average Contribution Percentage" means the average of the ratios (calculated separately for each Eligible Employee) of (i) the sum of the amount of After-Tax Contributions and Matching Contributions, other than those attributable to Mandatory Contributions, paid over to the Trust Fund on behalf of each Eligible Employee for the Accounting Year to (ii) the Eligible Employee's Nondiscrimination Compensation for such Accounting Year.

During the Accounting Year, the Sponsoring Employer may make prospective adjustments in the After-Tax Contributions and Matching Contributions, if any, of the eligible Highly Compensated Employees (beginning with the Highly Compensated Employee with the highest average contribution percentage) as may be necessary to meet the average contribution test herein. Further, the Sponsoring Employer shall have the discretion to declare a special contribution to the Plan allocable only to the Matching Contribution Accounts of the participating Non-Highly Compensated Employees.

If, after the end of the Accounting Year, it is determined that the average contribution percentage test has not been satisfied, the Plan Administrator shall:

(i) determine the dollar amount of excess aggregate contributions for each affected Highly Compensated Employee in accordance with the provisions set forth herein;

(ii) reduce the applicable contributions of the Highly Compensated Employees beginning with the Highly Compensated Employee(s) with the highest dollar amount(s), to equal the dollar amount of the Highly Compensated Employee with the next highest dollar amount and distribute this amount to the Highly Compensated Employee(s) with the highest dollar amount(s);

(iii) repeat the process until the total excess aggregate contributions are distributed.

Amounts distributed herein shall include any income allocable to the After-Tax and/or Matching Contributions calculated in accordance with regulations under Section 401(m) of the Code. Provided these procedures are followed, the Average Contribution Percentage is treated as meeting the nondiscrimination test of Section 401(m)(2) of the Code regardless of whether the Average Contribution Percentage, if recalculated after distribution, would satisfy Section 401(m)(2) of the Code.

Matching Contributions attributable to returned Pre-Tax Contributions and After-Tax Contributions and income on such Matching Contributions, that are withdrawn from Highly Compensated Employees' Matching Contribution Accounts shall be applied in the same manner as Forfeitures. Matching Contributions and income thereon that are withdrawn from Highly Compensated Employees' Matching Contribution Accounts in order to satisfy the mathematical nondiscrimination test of Section 401(m) of the Code shall be distributed to the affected Highly Compensated Employees to the extent the withdrawn Matching Contributions and income are vested. To the extent the withdrawn Matching Contributions and income thereon are not vested, they shall be applied in the same manner as Forfeitures.

After-Tax and Matching Contributions distributed or forfeited in accordance with this Section shall be distributed or forfeited within 12 months following the Accounting Year for which the Plan failed to satisfy the average contribution percentage test. The return of After-Tax Contributions and related income shall be accomplished by a reduction of the Participant's investments in the Plan's investment funds in proportions determined by the Plan Administrator.

For Accounting Years beginning before January 1, 2002, the "alternative test" described above may only be used to meet 1 of the mathematical nondiscrimination tests described in Section 3.06 and 3.07. The determination of whether there has been a multiple use of the alternative test shall be made in accordance with Treasury Regulation Section 1.401(m)-2(b). If, for any Accounting Year, it is determined that there has been a multiple use of the alternative test, the Trustee shall correct through the following procedure:

(1) Reduce the contribution percentage of Highly Compensated Employees using the leveling method described in regulations under Section 401(m) of the Code, by first returning unmatched After-Tax Contributions and related income until correction is accomplished.

(2) If further reductions are needed, reduce the deferral percentage of the Highly Compensated Employees using the leveling method described in regulations under Section 401(k) of the Code by returning unmatched Pre-Tax Contributions and related income until correction is accomplished.

(3) If further reductions are needed, reduce the contribution percentage of Highly Compensated Employees (determined after the adjustments described in the preceding steps) using the leveling method described in regulations under Section 401(m) of the Code by returning matched After-Tax Contributions and related income and withdrawing Matching Contributions attributable to the returned After-Tax Contributions and related income.

Notwithstanding any provision of this Section to the contrary:

(i) the individual contribution percentage for any eligible Highly Compensated Employee who is eligible to make employee contributions or to receive allocations of matching contributions (as defined in regulations under Section 401(m) of the Code) under 2 or more plans of an Employer or Affiliate, subject to Section 401(m) of the Code, shall be determined as if all the employee contributions and matching contributions were made under a single plan (unless regulations under Sections 401(m), 401(a)(4) or 410(b) of the Code provide that the plans must not be aggregated); and

(ii) in lieu of applying the mathematical nondiscrimination test described in this Section to a single group composed of all Eligible Employees as of the end of the Accounting Year, the Plan Administrator may elect to separately apply the test to two groups of Eligible Employees: one group consisting of those Eligible Employees who have not completed the minimum age and service conditions described in Section 410(a) of the Code as of the end of the Accounting Year, and the other group consisting of the remaining Eligible Employees.

Section 3.08 – Aggregated Testing To the extent that contributions under this Plan are aggregated with any other Plan maintained by the Employer in order to pass any of the nondiscrimination or coverage tests under Section 401 or 410 of the Code, all contributions made to this Plan may be tested on a benefits basis as determined by the Employer.

Section 3.09 - Rollover Contributions An Eligible Employee with an eligible rollover distribution, within the meaning of Section 402 of the Code, from a qualified retirement plan may, at the discretion of the Plan Administrator, contribute or authorize the plan-to-plan transfer of all or part of the distribution to the Trust Fund for this Plan, regardless of whether he is otherwise eligible to participate in this Plan; provided, however, no such contribution or transfer may be made unless all of the following conditions are satisfied:

(a) The contribution must occur either

(i) on or before the 60th day following the Eligible Employee's receipt of the distribution from the other plan, or

(ii) pursuant to a direct rollover as described in Section 401(a)(31) of the Code.

(b) The amount contributed or transferred is not more than the distribution from the other plan.

(c) The contribution or transfer is made in cash.

The Plan Administrator may develop procedures, and may require information from an Eligible Employee desiring to make a contribution or plan-to-plan transfer, as it deems necessary or desirable to determine that the proposed contribution or transfer shall satisfy the requirements of this Section. Upon approval by the Plan Administrator, the amount contributed or transferred shall be credited to a Rollover Account or After-Tax Contribution Account established on the Eligible Employee's behalf. Rollovers made under this section shall be deposited in the Participant's Rollover Account or After-Tax Contribution Account.

Section 3.10 - Transfer Contributions At its discretion, the Plan Administrator may authorize the acceptance of a plan-to-plan transfer of an Employee's interest in any other defined contribution plan that is qualified under Section 401(a) of the Code and that does not constitute an eligible rollover distribution described in Section 402 of the Code to the Trust Fund for this Plan.

The Plan Administrator may develop procedures and may require information regarding the amount to be transferred, as it deems necessary or desirable to determine that the proposed transfer shall satisfy the requirements of this Section. Upon approval by the Plan Administrator, the amount transferred shall be deposited in the Trust Fund and shall be credited to the Participant's Transfer Account.

ARTICLE IV

ACCOUNTS OF PARTICIPANTS

Section 4.01 - Investment Funds There shall be established within the Trust Fund the following investment funds selected by the Committee. Except for amounts temporarily held pending investment and amounts held for disbursement, monies invested in the respective investment funds shall be invested in the manner described below:

The **Shorter-Term Fixed Income Fund** shall be invested in fixed income securities generally maturing not more than 6 years following the date of purchase.

The **Longer-Term Fixed Income Fund** shall be invested in fixed income securities of the U.S. Government and investment grade corporate fixed income securities generally maturing between 5 and 7 years following the date of purchase.

The **Investment Allocation Fund** shall be invested in a mixture of stock and bonds of U.S. and foreign corporations and short-term fixed income instruments.

The **Equity Index Fund** shall be invested in those securities included in the Standard and Poor's 500 with the investment in each security generally proportionate to its relative market value among all securities included in such index.

The **Equity Growth Fund** shall be invested primarily in equity securities of corporations that, in the opinion of the fund's manager, are expected to grow at faster rates relative to other companies.

The **International Equity Growth Fund** shall be invested exclusively in the equity securities if companies based outside of the United States that, in the opinion of the fund's manager, are expected to achieve above-average growth.

The **ConAgra Foods Stock Fund** shall be invested in Employer Stock.

The Committee may add or eliminate investment funds at its discretion, without formal amendment to this Plan document.

Section 4.02 - Investment of Accounts

Section 4.02(a) - Direction by Employees A Participant may direct the investment of his combined contributions to his Pre-Tax Contribution Account, After-Tax Contribution Account, Rollover Account or Transfer Account in 1% increments among the Plan's investment funds.

An Eligible Employee shall direct the investment of his Accounts upon his initial enrollment in the Plan. In the absence of any direction from the Employee, the contributions shall be invested in the Shorter-Term Fixed Income Fund. Automatic Employee Contributions shall be invested in the Shorter-Term Fixed Income Fund unless the Participant has directed the investment of all or any portion of his contributions among the Plan's investment funds.

Except as otherwise provided in Section 4.02(c) or an applicable Supplement, all Matching Contributions shall be invested in the ConAgra Foods Stock Fund.

Section 4.02(b) - Change of Investment for Future Contributions A Participant may at any time elect to change the investment of his future combined contributions at any time in 1% increments among the Plan's investment funds, by using EasyAccess.

The election shall be effective on the day of the election, or on the next business day or as soon as administratively practicable, and affects the next contribution posted to the Account thereafter.

Section 4.02(c) - Change of Investment for Current Accounts A Participant may elect to change the investment of the combined balances in his Pre-Tax Contribution Account, including any Automatic Employee Contributions, After-Tax Contribution Account, Rollover Account, Transfer Account and a portion of the Matching Contribution Account, to the extent the Participant has elected during a Qualified Election Period to have a portion of his Matching Contribution Account be invested in a fund other than the ConAgra Foods Stock Fund as described below in 1% increments among the Plan's investment funds, by using EasyAccess.

A Participant may elect to change the investment in the ConAgra Foods Stock Fund in his ESOP Pre-Tax Contribution Account, ESOP After-Tax Contribution Account, ESOP Rollover Account, ESOP Transfer Account, ESOP Dividend Reinvestment Account, and an ESOP account established in an applicable Supplement, and his ESOP Matching Contribution Account, to the extent the Participant has elected during a Qualified Election Period to have a portion of his ESOP Matching Contribution Account be invested in a fund other than the ConAgra Foods Stock Fund as described below in 1% increments among the Plan's investment funds, by using EasyAccess. Should a Participant elect to change the investment in the ConAgra Foods Stock Fund in any of the Accounts held in the ESOP ConAgra Foods Stock Fund, such portion of the Participant's investment in the Participant's ESOP Pre-Tax Contribution Account shall be transferred to the Participant's Pre-Tax Contribution Account, such portion of the Participant's investment in the Participant's ESOP After-Tax Contribution Account shall be transferred to the Participant's After-Tax Contribution Account, such portion of the Participant's investment in the Participant's ESOP Matching Contribution Account shall be transferred to the Participant's Matching Contribution Account, such portion of the Participant's investment in the Participant's ESOP Rollover Account shall be transferred to the Participant's Rollover

Account, and such portion of the Participant's investment in the Participant's ESOP Transfer Account shall be transferred to the Participant's Transfer Account.

The election shall be effective on the day of the election, or on the next business day or as soon as administratively practicable.

A Participant who has attained age 55 and completed 10 years of participation in the Plan, may elect, after each Accounting Year in the Qualified Election Period, to have a portion of his Matching Contribution Account (to the extent invested in the ConAgra Foods Stock Fund) and his ESOP Matching Contribution Account reinvested in any of the Plan's other investment funds. The Participant may reinvest up to 25% of the balance in his Matching Contribution Account (invested in the ConAgra Foods Stock Fund) and his ESOP Matching Contribution Account as of the end of the preceding Accounting Year; provided, however, for the last Accounting Year of the Qualified Election Period the Participant may reinvest up to 50% of the balance in his Matching Contribution Account (invested in the ConAgra Foods Stock Fund) and his ESOP Matching Contribution Account as of the end of the preceding Accounting Year. Such reinvestment shall occur as soon as practicable after receipt of the Participant's election, but in no event later than 180 days after each Accounting Year which occurs during the Qualified Election Period, but if such time is not practicable, as soon as reasonably practicable thereafter.

Qualified Election Period means the 6 Accounting Year period beginning with the first Accounting Year in which a Participant first attains age 55 and completes 10 years of participation in the Plan. As soon as practicable after the end of each Accounting Year in the Qualified Election Period, each Participant shall be notified of his right to reinvest the applicable portion of the balance of his Matching Contribution Account and ESOP Matching Contribution Account. The Participant shall have 90 days after receipt of the notice to elect the reinvestment. The election shall be made on a form provided to the Participant and shall be irrevocable. An election may be made only once during an Accounting Year.

Except as otherwise provided in this Section, a Participant's Matching Contribution Account and ESOP Matching Contribution Account shall remain invested in the ConAgra Foods Stock Fund and ESOP ConAgra Foods Stock Fund.

Section 4.02(d) – Transfer to ESOP ConAgra Foods Stock Fund Notwithstanding the above, to the extent that any portion of a Participant's Pre-Tax Contribution Account, After-Tax Contribution Account and Matching Contribution Account is invested in the ConAgra Foods Stock Fund as of December 31, 2001, or that any portion of a Participant's Rollover Account or Transfer Account is invested in the ConAgra Foods Stock Fund as of January 31, 2002, such portion of said Account shall be transferred, on or before February 1, 2002, to the ESOP ConAgra Foods Stock Fund as follows: the Participant's investment in the ConAgra Foods Stock Fund held in the Participant's Pre-Tax Contribution Account shall be transferred to the Participant's ESOP Pre-Tax Contribution Account, the Participant's investment in the ConAgra Foods Stock Fund held in the Participant's After-Tax Contribution Account shall be transferred to the Participant's ESOP After-Tax Contribution Account, the Participant's investment in the ConAgra Foods Stock Fund held in the Participant's Matching Contribution Account shall be transferred to the Participant's ESOP Matching Contribution Account, the Employee's investment in the ConAgra Foods Stock Fund held in the Employee's Rollover Account shall be transferred to the Employee's ESOP Rollover Account, and the Employee's investment in the ConAgra Foods Stock Fund held in the Employee's Transfer Account shall be transferred to the Employee's ESOP Transfer Account. After such transfer(s), the Employee shall continue to be invested in the ESOP ConAgra Foods Stock Fund until an election to change his investment is made pursuant to this Section 4.02.

Section 4.03 - Valuation of Trust Fund and Investment Funds As of each Valuation Date the Trustee shall determine the fair market value of the Trust Fund and each investment fund in the Trust Fund and the fair market value of the Accounts of each Participant shall be determined. The valuations shall be made in accordance with usual and customary practices consistently followed and uniformly applied.

Section 4.04 - Value of Participant Accounts As of each Valuation Date, the Accounts of each Participant shall be valued in the following manner:

Section 4.04(a) The respective Accounts of each Participant shall be increased by loan repayments credited to a Participant's Account and by the allocation of contributions to the Accounts since the last preceding Valuation Date. The Accounts shall be decreased by distributions, forfeitures, withdrawals, or other disbursements since the last Valuation Date.

Section 4.04(b) With respect to the investment in the ConAgra Foods Stock Fund and ESOP ConAgra Foods Stock Fund held in a Participant's Accounts, the value of assets held in such Fund shall be based on the closing price of a share of Employer Stock as reported on the New York Stock Exchange on the Valuation Date. The investment of Participants' Accounts in the ConAgra Foods Stock Fund and ESOP ConAgra Foods Stock Fund are accounted for in units, and the value of each Participant's investment in the ConAgra Foods Stock Fund and ESOP ConAgra Foods Stock Fund, as of each Valuation Date, shall be equal to the number of units in such Participant's ConAgra Foods Stock Fund and ESOP ConAgra Foods Stock Fund investment multiplied by the net asset value per unit of the ConAgra Foods Stock Fund and ESOP ConAgra Foods Stock Fund; provided, however, that any dividend declared on shares of Employer Stock, regardless of whether held in Participants' Accounts or unallocated, shall be paid or reinvested to purchase additional units in the ConAgra Foods Stock Fund and ESOP ConAgra Foods Stock Fund on the date the dividend is paid by the Employer or as soon as administratively practicable thereafter.

Section 4.04(c) With respect to each investment fund other than the ConAgra Foods Stock Fund, the investment of a Participant's Accounts in each investment fund shall be converted to units having a uniform value determined by the Plan Administrator and

Trustee. On each Valuation Date, the net asset value of each investment fund shall be determined and the value of each Participant's Accounts shall be equal to the number of units in each investment fund multiplied by the net asset value of such investment fund.

<u>Section 4.05 - Trustees' and Plan Administrator's Determinations Binding</u> In determining the value of the Trust Fund, the investment funds and of each Participant's Accounts, the Plan Administrator and Trustee shall exercise their best judgment and all determinations shall be binding upon all Participants and their Beneficiaries. All allocations shall be deemed to have been made as of the appropriate Valuation Date regardless of when the allocations are actually made.

ARTICLE V

DISTRIBUTIONS

Section 5.01 - Distributable Amount When a Participant's Accounts become distributable pursuant to Section 5.02, the distributable amount shall be equal to the Participant's vested interest in the Accounts at the time of the distribution. Distribution shall not be made earlier than the Valuation Date on or next following the date the Accounts first become distributable pursuant to Section 5.02.

Section 5.02 - Amount of Distributions/Distributable Events

Section 5.02(a) If a Participant (i) retires on or after attaining his Normal Retirement Age, (ii) dies while employed by an Employer or an Affiliate, or (iii) terminates employment due to Total and Permanent Disability, the full value of his Accounts shall become nonforfeitable and distributable.

Section 5.02(b) If a Participant terminates employment with the Employers and all Affiliates for any reason other than described in Section 5.02(a), the full value of all of his Accounts, except the Matching Contribution Account and ESOP Matching Contribution Account shall become distributable. If a Participant terminates employment for any reason on or after January 1, 1989 and after being credited with at least 5 years of Service, the full value of his Matching Contribution Account and ESOP Matching Contribution Account shall become distributable to him. If a Participant terminates employment for any reason other than as set forth in Section 5.02(a) on or after January 1, 1989, with less than 5 years of Service, the vested percentage of his Matching Contribution Account and ESOP Matching Contribution Account as determined from the following schedule (based on his years of Service as of the date of his termination of employment) shall be distributable to him:

Years of Service	Vested Percentage
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

If a Participant is 0% vested in his Matching Contribution Account and/or his ESOP Matching Contribution Account as of his termination of employment, a distribution of such 0% vested interest is deemed to occur on the date of his termination of employment. The distribution of the interest of a Participant who terminated employment prior to the effective date of this restated Plan document with a 0% vested interest in his Matching

Contribution Account and/or his ESOP Matching Contribution Account shall be deemed to have occurred as of the date this restated Plan document is adopted.

If a Participant terminates employment and receives distribution of the entire vested balance of his Accounts, any nonvested portion of the Participant's Matching Contribution Account and/or his ESOP Matching Contribution Account shall be forfeited as of the time the distribution occurs. Otherwise, the nonvested portion of a terminated Participant's Matching Contribution Account and/or his ESOP Matching Contribution Account will be forfeited as of the end of the Accounting Year in which his Termination Period exceeds the greater of 5 years or his years of Service as of his Termination of Employment.

Section 5.03 - Timing of Distributions Unless a Participant elects a later distribution, any benefits that become distributable to the Participant under Section 5.02 shall commence (as soon as reasonably practicable after the Valuation Date on or next following the occurrence of a distributable event), but in no event later than 60 days after the end of the Accounting Year in which occurs the latest of:

(i) the Participant's attainment of Normal Retirement Age;

(ii) the 10th anniversary of the commencement of his Plan participation; or

(iii) his Termination of Employment.

If the value of the terminating Participant's Accounts following his termination is more than $5,000 (effective January 1, 2002, excluding amounts in the Participant's Rollover Account and Transfer Account), payments from such Participant's Accounts shall not be made prior to the Participant's Normal Retirement Age without the written consent of the Participant obtained within 90 days prior to the Annuity Starting Date.

Notwithstanding any provision of the Plan to the contrary, distribution of an Account of a Participant who is a 5% or greater owner (as defined in Section 416(i) of the Code) shall commence by April 1 immediately following the calendar year in which he attains age 70½. In all other cases distribution of the Participant's Accounts shall commence no later than April 1 of the calendar year immediately following the later of (1) the date he retires or (2) the date he turns age 70½. Any active Participant who has attained age 70½ on or before December 31, 1998 and who did not previously elect a form of payment described in paragraph (ii) through (vii) of Section 5.04 herein has the option to receive payment with respect to 1996 through 1998 pursuant to the provisions of Section 401(a)(9) of the Code, regardless of his continued employment. Accounts shall be distributed in accordance with the requirements of Section 401(a)(9) of the Code and regulations thereunder over a period not longer than the joint lives or joint life expectancies of the Participant and any designated Beneficiary. Life expectancies shall not be recalculated after the initial determination. Solely for the purposes of this Section, if the designated Beneficiary is not the Participant's Spouse and is more than 10 years younger than the Participant, the joint life expectancy shall be calculated as though the age difference were 10 years. If a Participant dies prior to his Annuity Starting Date, distribution of a Participant's Accounts shall be completed within 5 years of the Participant's death. The distribution need not be completed within 5 years of the Participant's death if the distribution is paid over the life or for a period not longer than the life expectancy of the Beneficiary and commences within 1 year of the Participant's death, or if the Beneficiary is the Participant's Spouse, not later than the date the Participant would have attained age 70½. If a Participant dies after his Annuity Starting Date, but before his entire interest has been distributed to him, the remaining portion of such interest shall be distributed to his Spouse or Beneficiary at least as rapidly as under the method of distribution as of his date of death.

Notwithstanding any provision in the Plan to the contrary, with respect to distributions under the Plan made for calendar years beginning on or after January 1, 2001, the Plan will apply the minimum distribution requirements of section 401(a)(9) of the Code that were proposed in January 2001. This amendment shall continue in effect until the end of the last calendar year beginning before the effective date of the final regulations under section 401(a)(9) of the Code or such other date specified in guidance published by the Internal Revenue Service.

Section 5.04 - Form of Distribution Unless otherwise provided in an applicable Supplement, within the 90 day period ending on an Annuity Starting Date, a Participant whose Accounts become distributable under Section 5.02 for reasons other than death, may elect to receive the amounts to which he is entitled under the Plan in one or more of the following forms of payment:

(i) One lump sum payment, in cash or in cash and Employer Stock;

(ii) In 60, 120 or 180 monthly payments as the Participant elects;

(iii) In 20, 40 or 60 quarterly payments as the Participant elects;

(iv) In 5, 10 or 15 annual payments as the Participant elects;

(v) In monthly payments for the life of the Participant;

(vi) A joint and survivor annuity providing monthly payments for the life of the Participant with monthly payments of the same amount or 50% of the amount to the Participant's Spouse or other Beneficiary for their life.

(vii) In monthly payments for the life of the Participant, with 10 years of monthly payments guaranteed.

The forms of payment described in (v), (vi) or (vii) above shall be provided through the purchase of an annuity from an insurance company. A Participant shall be given the option to receive a lump sum payment in Employer Stock to the extent that his Account(s), at the time of termination of employment, is invested in the ConAgra Foods Stock Fund (or was ever invested in the ESOP ConAgra Foods Stock Fund).

With respect to any distribution which first becomes payable on or after April 1, 2002, the form of payment for any Participant who is not included in a unit of collective bargaining shall be a lump sum payment, in cash or in cash and Employer Stock. Further, the provisions contained in this Section 5.04 and 5.06 pertaining to annuity forms of payment and/or spousal consent shall not apply to any Participant who is not included in a unit of collective bargaining.

An election by a married Participant who is included in a unit of collective bargaining to have benefits paid in a form other than described in subparagraph (vi) above, with his Spouse as Beneficiary, shall be effective only with the written consent of the Participant's Spouse to the specific form of payment elected and, if applicable, to a nonspouse Beneficiary. Such consent shall be obtained within 90 days prior to the Annuity Starting Date; acknowledge the effect of the consent; and be witnessed by a Plan representative or notary public.

An election pursuant to this Section may be revoked in its entirety at any time prior to the Annuity Starting Date. After the revocation, the Participant may make another election in the form and manner described in this Section. In the event no election is made and the Participant is married as of his Annuity Starting Date, his benefit shall be paid as a 50% joint and survivor annuity with the Spouse as Beneficiary. In all other instances where no effective election is made, benefits shall be paid as provided in subparagraph (vi) above.

Notwithstanding any provision of this Section to the contrary, if the value of a Participant's Accounts following his termination of employment does not exceed $5,000 (effective January 1, 2002, excluding amounts in the Participant's Rollover Account and Transfer Account) then the value of the Accounts shall automatically be paid in a single sum.

Payments made in a single lump sum or in monthly, quarterly or annual payments over 5, 10 or 15 years from Plan investment funds other than the ConAgra Foods Stock Fund shall be made by check and from the ConAgra Foods Stock Fund in full shares of Employer Stock with the value of each fractional share to be paid by check, unless the Participant elects a total cash payment from the ConAgra Foods Stock Fund. Payments made under the other forms of distribution described in this Section shall be made in cash.

Within 90 days prior to the Annuity Starting Date, a Participant who is included in a unit of collective bargaining shall be provided with a written explanation of (i) each form of payment available, (ii) the respective values of each form of payment the Participant may elect, (iii) any right of the Participant to defer commencement of his benefits, (iv) the right of a single Participant to elect a form of payment other than that set forth in subparagraph (vi) above, and (v) the terms and conditions under which a married Participant may elect a form of payment other than that set forth in subparagraph (vii) above with the written consent of the Participant's Spouse. For all other Participants, the Participant shall be provided with a written notice of his right to take distribution of his benefits and of the Participant's right to defer commencement of the distribution until Normal Retirement Age no less than thirty (30) and no more than ninety (90) days prior to the date distribution is to commence. A Participant must be given at least 30 days from the date the applicable notice is provided to elect to receive his distribution; however, the Participant may waive any right that the written notice be provided at least 30 days before the Annuity

Starting Date as long as the distribution commences more than 7 days after the notice is provided.

Section 5.05 - Repayment Upon Reentry Into Plan If a Participant who terminated employment without being fully vested in his Matching Contribution Account and who received a distribution of his entire vested interest in his Plan Accounts is reemployed, he may repay to the Trust Fund in the "proper form" the amount previously distributed to him from his Accounts; provided the repayment shall be made before the earlier of (i) his Termination Period exceeding 5 years; or (ii) the end of 5 years after his date of reemployment. For purposes of this Section, to the extent the Participant receives a distribution of cash, the term "proper form" means cash. To the extent the Participant receives a distribution of Employer Stock, the term "proper form" means Employer Stock in kind by delivering such Employer Stock, duly endorsed in blank or negotiable form, for that number of whole shares which equal the value of the shares distributed to the Participant (with a partial share value repaid in cash). Repayments shall be invested in the Plan's investment funds in accordance with the investment election made by the Participant, and if none, repayments shall be invested in the Shorter-Term Fixed Income Fund. Repayment of any amounts from the Participant's Matching Contribution Account and/or ESOP Matching Contribution Account shall be invested in the ConAgra Foods Stock Fund.

The amount of the Participant's Matching Contribution Account and/or his ESOP Matching Contribution Account that was forfeited shall be reinstated effective as of the date of the Participant's repayment first by applying current Forfeitures as are necessary to restore the Accounts to their value as of the date of Forfeiture; and, if the available forfeitures are insufficient to fully restore value of the Accounts, the Employer shall pay to the Trustee as an additional contribution to the Plan, the sums necessary to restore the value of the Accounts.

If the Participant does not repay the amount within the period described in this Section, the nonvested portion of his Matching Contribution Account and/or his ESOP Matching Contribution Account shall not be restored.

Section 5.06 - Payments on Death Prior to Annuity Starting Date Upon the death of a Participant who is included in a unit of collective bargaining prior to the Annuity Starting Date of a distribution pursuant to Section 5.02 (for reasons other than death) the full value of the Participant's Accounts shall be applied to the purchase of an annuity from an insurance company providing monthly payments to the Participant's surviving Spouse for the Spouse's life unless the Spouse elects to receive the value of the Participant's Accounts in a single sum prior to the Annuity Starting Date of the life annuity.

Notwithstanding the foregoing, if the Participant is not included in a unit of collective bargaining or in the case of a Participant who is included in a unit of collective bargaining and has no surviving Spouse or designates a Beneficiary other than his Spouse with proper spousal consent, the value of the Participant's Accounts shall be paid to the deceased Participant's Beneficiary in a single sum.

Each Participant who is included in a unit of collective bargaining shall be provided an explanation of the death benefit payable to his Spouse under this Section unless another Beneficiary is designated, of the Participant's right to designate a Beneficiary other than a Spouse and of the effect of such election, of the rights of the Participant's Spouse regarding the designation and of the rights of the Participant to revoke Beneficiary designations. The explanation shall be provided no later than the latest of (1) the period beginning with the first day of the Accounting Year in which such Participant attains age 32 and ending with the last day of the Accounting Year preceding the Accounting Year in which such Participant attains age 35, (2) a reasonable time after the individual becomes a Participant, (3) a reasonable time after the death benefit ceases to be fully subsidized, (4) a reasonable time after Section 401(a)(11) of the Code applies to the Participant, or (5) a reasonable time after the Participant terminates employment before reaching age 35.

Notwithstanding any provision of this Section to the contrary, if, upon the death prior to the Annuity Starting Date of a Participant who is included in a unit of collective bargaining, the value of such Participant's Accounts exceeds $5,000 (effective January 1, 2002, excluding amounts in the Participant's Rollover Account and Transfer Account), no death benefit payable to a surviving Spouse under this Section shall commence prior to what would have been the date of the Participant's attainment of Normal Retirement Age without the Spouse's written consent obtained not earlier than 90 days prior to the Annuity Starting Date of the death benefits. If the value of such Participant's Accounts is $5,000 or less (effective January 1, 2002, excluding amounts in the Participant's Rollover Account and Transfer Account), the death benefit payable under this Section shall automatically be made in a single sum.

If the Plan Administrator, after reasonable inquiry, is unable to determine whether a Participant's Spouse or Beneficiary survived the Participant, the Plan Administrator, in its sole discretion, may conclusively presume that the Spouse or Beneficiary predeceased the Participant.

Section 5.07 - In-Service Withdrawals by Participants A Participant may, while employed by an Employer or Affiliate, withdraw amounts from the vested portion of his Plan Accounts, provided the withdrawal satisfies the terms and conditions of this Section. An in-service withdrawal shall be made as soon as reasonably practicable after the Participant's written request is approved by the Plan Administrator.

Section 5.07(a) - General Withdrawal With respect to his After-Tax Contribution Account, Rollover Account, Transfer Account, ESOP After-Tax Contribution Account, ESOP Rollover Account, or ESOP Transfer Account, the Participant may make an in-service withdrawal of an amount not more than the value of the Account (less any amount held as security for a loan from the Plan), in a single lump sum cash payment. The withdrawal may be made only once every Accounting Year.

Section 5.07(b) - Hardship Withdrawal A Participant who has withdrawn all amounts eligible for in-service withdrawal under Section 5.07(a) and, if he has an Account in the ESOP ConAgra Foods Stock Fund, has in effect an election to receive dividends pursuant to Section 5.10, may obtain a withdrawal from any remaining balance the Participant may have in his After-Tax Contribution Account, Transfer Account, Rollover Account, ESOP After-Tax Contribution Account, ESOP Rollover Account, or ESOP Transfer Account or from his Pre-Tax Contribution Account or ESOP Pre-Tax Contribution Account and his interest in the Plan attributable to pre-tax contributions (elective deferrals) to the Prior Plan, plus earnings attributable to such contributions accrued prior to January 1, 1989, upon his establishment to the satisfaction of the Plan Administrator that the withdrawal is necessary to alleviate a financial hardship.

For purposes of this Section, financial hardship means an immediate and heavy financial need of the Participant which cannot be satisfied from other reasonably available resources on account of:

(i) Medical expenses incurred by the Participant, his spouse or his dependents, or expenses necessary to obtain medical care; provided, however, that medical expenses for purposes of this paragraph (i) shall not include insurance premiums, deductibles or copayments;

(ii) The payment of tuition and fees, including room and board, for the next 12 months of post-secondary education for the Participant, his spouse or his dependents;

(iii) The purchase of a principal residence of the Participant (not including mortgage payments); or

(iv) The need to prevent eviction of the Participant from his principal residence or foreclosure on the mortgage of such principal residence.

To obtain a hardship withdrawal, a Participant must certify, in writing, to the Plan Administrator that the financial hardship cannot be relieved through (i) insurance, (ii) reasonable liquidation of the Participant's assets, (iii) cessation of Pre-Tax Contributions and After-Tax Contributions to the Plan, (iv) other distributions available to the Participant from this Plan or other plans of a current of former employer, (v) borrowing from this Plan or other plans of a current or former employer, or (vi) borrowing from commercial lenders on reasonable terms.

In no event shall a hardship withdrawal exceed the lesser of the amount necessary to alleviate the financial hardship or the amount described in (i) below, reduced by the amount described in (ii) below where:

(i) is amount equal to the balance of the Participant's After-Tax Contribution Account, Rollover Account, Transfer Account, ESOP After-Tax Contribution Account, ESOP Rollover Account, and ESOP Transfer Account plus that portion of the Participant's Accounts that consist of elective deferrals and of earnings attributable to such elective deferrals credited to the Participant's accounts in a Prior Plan no later than December 31, 1988; and

(ii) is any part of the amount described in (i) above held as security for a loan to the Participant pursuant to Article VI.

In determining the maximum amount that is eligible for hardship withdrawal, the Plan Administrator shall apply uniform procedures to adjust the Participant's Accounts to reflect unrecognized or unallocated investment losses since the Valuation Date next preceding the withdrawal. Hardship withdrawals shall be made first from any balance remaining in the Participant's After-Tax Contribution Account, if any, until such Account is exhausted, then from a Participant's ESOP After-Tax Contribution Account, if any, until such Account is exhausted, then from a Participant's Transfer Account, if any, until such Account is exhausted, then from a Participant's ESOP Transfer Account, if any, until such Account is exhausted, then from a Participant's Rollover Account, if any, until such Account is exhausted, then from a Participant's ESOP Rollover Account, if any, until such Account is exhausted, and thereafter from a Participant's Pre-Tax Contribution Account and ESOP Pre-Contribution Account.

A hardship withdrawal shall be made in a single lump sum payment of cash and may occur only once every Accounting Year. Immediately following the withdrawal, a Participant's Pre-Tax Contributions and After-Tax Contributions will be suspended for a period of not less than 3 full calendar months.

Section 5.07(c) - Withdrawals After Age 59-1/2 A Participant who has attained age 59½ may make an in-service withdrawal of an amount not more than the entire vested balance of his Accounts (less any amount held as security for a loan from the Plan) in a single lump sum payment in cash or, as to Employer Stock, in kind (with the value of any fractional shares to be distributed in cash). Such a withdrawal may be made only once every Accounting Year.

Section 5.08 - Qualified Domestic Relations Orders Notwithstanding any provisions contained herein to the contrary, the Plan shall comply with the provisions of a "qualified domestic relations order" as defined in Section 414(p) of the Code. Distribution to an alternate payee pursuant to the terms of a qualified domestic relations order may be made regardless of the Participant's age or the earliest date the Participant could begin receiving benefits under the Plan if the Participant separated from service.

Section 5.09 - Transfers of Accounts to Other Qualified Plans At the election of a Participant who is eligible for a distribution from the Plan on or after January 1, 1993, that is an "eligible rollover distribution" (within the meaning of Section 402 of the Code), which shall not include distributions pursuant to Section 5.07(b) of the Plan or payment of dividends pursuant to Section 5.10 of the Plan, the Plan Administrator shall authorize the direct transfer of the amount considered an eligible rollover distribution from the Trust Fund of this Plan to a "qualified trust" or "eligible retirement plan" (within the meaning of Section 402 of the Code). Direct transfers shall be made in accordance with procedures established by the Plan Administrator conforming to the requirements of Section 401(a)(31) of the Code.

Section 5.10 – Dividends on Employer Stock Held in the ESOP ConAgra Foods Stock Fund
When the Trustee receives a dividend on an investment in the ESOP ConAgra Foods Stock Fund held in a Participant's Account(s) in the ESOP ConAgra Foods Stock Fund, such dividend will be paid to the Participant's ESOP Dividend Reinvestment Account and reinvested in the ESOP ConAgra Foods Stock Fund, unless the Participant has instructed the Trustee to pay the dividend to the Participant, in which case the Trustee shall pay the dividend in cash to the Participant no later than 90 days after the close of the Accounting Year in which the dividends are paid by the Employer. Each Participant shall furnish to the Trustee his election to receive dividends in cash for any divided declared on an investment in the ESOP ConAgra Foods Stock Fund (or at the time of a hardship withdrawal under Section 5.07), and such election shall be irrevocable on the payment date. Notwithstanding the above, any dividends received on Employer Stock held in the ESOP ConAgra Foods Stock Fund with respect to the dividend declared with a February 1, 2002, record date shall be held in the Shorter-Term Fixed Income Fund, pending directions from Participants pursuant to this Section 5.10.

ARTICLE VI

PLAN LOANS

Section 6.01 - Loans A Participant who is actively employed by an Employer, may, in accordance with uniform procedures established by the Plan Administrator, request a loan from the Trust Fund. The loan must meet the terms and conditions specified in this Article and in any separate written loan policy approved by the Plan Administrator (which shall be incorporated as part of the Plan by reference).

Section 6.02 - Amount and Frequency of Loans No more than 1 loan to any Participant may be outstanding at one time. No loan shall be granted for less than $1,000.

The maximum permissible loan shall not exceed the lesser of:

(i) One-half of the vested amount of the Participant's Accounts under the Plan; or

(ii) $50,000 minus the excess of the Participant's highest outstanding loan balance during the 12 month period ending on the day before a loan is granted, over the outstanding balance of the loans granted.

Section 6.03 - Term of Loan All loans shall be repaid within a period not to exceed 5 years. Loans used to purchase a principal residence of a Participant may provide for repayment over a period of time not to exceed 10 years. Each loan must provide for substantially level amortization of the loan with payments made not less frequently than quarterly.

Section 6.04 - Interest Rate Interest on any loan shall be based on a reasonable rate determined by the Plan Administrator commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances.

Section 6.05 - Promissory Note and Security Loans shall be evidenced by a promissory note, and the note shall be held by the Trustee as an asset of the Trust Fund in a segregated account applicable to the Participant to whom the loan is granted. The loan shall be secured by the Participant's Plan Accounts up to 50% of the vested value of the Participant's Accounts as of the time of the loan.

Section 6.06 - Loan Proceeds Loan proceeds shall be taken from a Participant's Plan Accounts in the following order:

(1) Pre-Tax Contribution Account;

(2) ESOP Pre-Tax Contribution Account;

(3) Matching Contribution Account and employer matching contributions to a Prior Plan, plus earnings attributable to the matching contributions;

(4) ESOP Matching Contribution Account;

(5) Rollover Account;

(6) ESOP Rollover Account;

(7) Transfer Account;

(8) ESOP Transfer Account;

(9) After-Tax Contribution Account;

(10) ESOP After-Tax Contribution Account; and

(11) ESOP Dividend Reinvestment Account.

The investment funds of the Account from which loan proceeds are last taken shall be reduced in proportion to the Account's investment in each investment fund.

Payments of loan principal shall reduce the outstanding balance of the loan. Principal and interest payments shall be credited to the Participant's Plan Accounts in reverse order from which loan proceeds were taken until principal payments equal the amount of the proceeds taken from the respective Accounts; provided, however, that no repayment shall be made to any Accounts held in the ESOP ConAgra Foods Stock Fund. Payments of loan principal and interest shall be invested in the Plan's investment funds in accordance with the investment elections last in effect for Pre-Tax Contributions, and if none, for After-Tax Contributions, and if none, in the Shorter-Term Fixed Income Fund. All repayments of principal and interest credited to the Matching Contribution Account and ESOP Matching Contribution Account shall be invested in the ConAgra Foods Stock Fund.

Section 6.07 - Loan Payments Repayment of a loan shall be made by payroll deduction; provided, however, that loan repayments may be suspended under the Plan as permitted under Code Section 414(u)(4). A Participant may prepay the principal of an outstanding loan in full at any time, without penalty. In the event of the termination of employment of the Participant with the Employers and all Affiliates prior to the time a loan is fully repaid, the balance of the loan shall become immediately due and payable, and if not repaid by the Participant within 60 days of termination of employment, payment shall be made by reduction of the Participant's Accounts held as security for the loan before making any distribution. Other than in the case of an in-service withdrawal described in Section 5.07, loan principal and interest shall be repaid prior to or at the time a distribution is made.

Section 6.08 - Loan Application Procedure Applications for loans must be made to the Plan Administrator in writing. The application must state the loan amount requested, the purpose of the loan, the term over which the loan is to be repaid, and other information as the Plan Administrator may, in its discretion, request. The loan application will also be accompanied by a signed promissory note and any other documents necessary to complete the processing of the loan. Loans may be granted for the purchase of a primary residence, to pay for college education expenses of a dependent child, to pay for emergency medical expenses of the Participant, Spouse or dependent child or for any other purpose for which financial institutions commonly grant loans and which is approved by the Plan Administrator. In no event will a loan be granted to allow the Participant to purchase common stock or other equity investments. Upon receipt of a completed loan application, the Plan Administrator, or its designee, will approve or deny the loan application based upon the conditions described in this Article and other standards the Plan Administrator may prescribe, applied uniformly and without discrimination among all applicants. The Plan Administrator, or its designee, shall notify the applicant of approval or denial of the loan. A reasonable and uniform fee may be imposed for the processing of a loan application and/or administration of a loan by the Plan.

Section 6.09 - Default If a Participant should be in default on a Plan loan for a period of more than 90 days from the due date for loan payment, the entire amount of unpaid principal and accrued interest shall immediately become due and payable. Without further action or notice to the Participant, the Plan Administrator may reduce the Participant's Accounts by the lesser of the total amount due and payable or the amount of the Accounts pledged as security for the loan. The Plan Administrator, at its discretion, may delay such direction, for as long as it deems appropriate, provided the delay is applied on a consistent basis that is not discriminatory in favor of Highly Compensated Employees. During the delay, the outstanding balance of the loan shall continue to accrue interest until fully repaid. If the action does not fully repay the loan, the Administrator may take such other action as may be necessary or appropriate to secure repayment.

Section 6.10 - Loans to Officers A loan to an Officer which results in the reduction of the investment of any of his Accounts in Employer Stock shall not be made prior to the end of a period of 6 months following the date on which the Officer elected to change the investment of the balances in his account which resulted in the transfer of part or all of the investment of any such Account from a Non-Company Stock Investment into Employer Stock.

ARTICLE VII

ADMINISTRATION

Section 7.01 - Allocation of Responsibility The trustee and the Committee shall be named fiduciaries. The Committee and every other person required by law to be bonded shall have a fidelity bond procured by the Committee to the extent and amount required by law. The premiums for such bonds shall be expenses of the Plan. The Committee shall have the responsibility for establishing the actuarial assumptions and actuarial cost method used to determine the minimum contributions to the Plan.

Each person employed by the Plan and each investment manager shall be entitled to receive reasonable compensation for services rendered and to payment from the trust fund. No person receiving full-time pay from any employer or association of employers whose employees are Participants shall receive compensation from the Plan except for reimbursement of proper expenses.

Section 7.02 - Powers and Duties of the Committee The Plan shall be administered by the Committee. The Committee shall adopt rules governing its procedures.

Any person claiming a benefit must promptly furnish the Committee or its designated agent any necessary documents, evidence or information. Such person must sign any documents the Committee or its designated agent may reasonably require before any benefits are paid.

The Committee shall have full and complete authority, responsibility and control over the management, administration and operation of the Plan and Trust fund, including but not limited to, the sole and absolute discretion to (i) construe and interpret the Plan, (ii) decide all questions of eligibility to participate in the Plan, (iii) determine the amount, manner and time of payment of any benefits to any Participant, Beneficiary or other person, such constructions, interpretations, decisions, and determinations to be conclusive and binding. Benefits under this Plan will be paid only if the Committee decides in its discretion that the applicant in entitled to them.

Section 7.03 - Claims Procedure The Committee may set forth in writing, available for inspection by any interested party, procedures to be followed in presenting claims for benefits under the Plan. The Committee shall rely on the records of the Employer with respect to any and all factual matters dealing with the employment of an Employee or Participant. The Committee shall resolve any factual disputes. The Committee shall interpret the Plan and shall determine all questions arising in the administration, interpretation and application of the Plan. All determinations shall be final and binding, except to the extent that they are appealed under the following claims procedure.

If the claim of any person is denied in whole or in part, the Committee shall provide to the claimant, within 60 days after receipt of the claim, a written notice setting forth, in a manner calculated to be understood by the claimant, (a) the specific reason or reasons for the denial; (b) specific references to the Plan provisions on which the denial is based; (c) a description of any additional material or information necessary for the claimant to perfect the claim and an explanation as to why such material or information is necessary; and (d) an explanation of the claim review procedure.

Within 60 days after receipt of the above material, the claimant shall have a reasonable opportunity to appeal the claim denial to the Committee for a full and fair review. The claimant or his duly authorized representative may (i) request a review upon written notice to the Committee; (ii) review pertinent documents; and (iii) submit written issues and comments.

A decision by the Committee shall be made not later than 60 days after receipt of a request for review, unless special circumstances require an extension of time. In such event, a decision shall be rendered as soon as practicable, but in no event later than 120 days after receipt of the request for review. The Committee's decision on review shall include specific reasons for the decision, written in a manner calculated to be understood by the claimant, with specific references to the Plan provisions on which the decision is based.

A legal action may not be commenced in any court of law with respect to any claim arising under this Plan until the claimant has appealed a decision by the Committee hereunder and such appeal has been denied; provided, however, that no legal action may be commenced later than 6 months from the date of the Committee's written denial of the appeal.

Section 7.04 - Plan Administrator The general administration of the Plan and the responsibility for carrying out its provisions shall be placed in a Plan Administrator appointed by the Sponsoring Employer and serving at the discretion of the latter. A Plan Administrator may resign by notice, in writing, delivered to the Sponsoring Employer, such resignation to become effective no earlier than the date of the written notice.

A Plan Administrator may be removed by the Sponsoring Employer by delivery of written notice of removal effective as of the date specified thereon or upon delivery to the Plan Administrator if no date is specified.

Upon resignation or removal of a Plan Administrator, the Sponsoring Employer may appoint a successor, in writing. If no successor is appointed, the Sponsoring Employer shall be the Plan Administrator.

Section 7.05 - Payment of Expenses All expenses of administration of the Plan shall be paid out of the Trust Fund, unless paid by the Employer.

ARTICLE VIII

THE TRUST FUND AND THE TRUSTEE

Section 8.01 - Trust Agreement The Sponsoring Employer has entered into a Trust Agreement with the Trustee to hold the funds set aside pursuant to this Plan.

Section 8.02 - Separate Investment Funds At the direction of the Sponsoring Employer, the Trustee may establish 1 or more investment funds within the Trust Fund. The investment earnings (or losses) of the separate investment funds shall be allocated to the Participants' Accounts invested in the funds pursuant to the terms of the Plan. A portion of the Trust Fund shall be held primarily in Employer Stock to the extent that it is allocated to Participants' Accounts that are part of the ESOP ConAgra Foods Stock Fund, and the Trustee may invest and hold up to 100% of this portion of the Trust Fund in the ConAgra Foods Stock Fund.

Section 8.03 - Non-Reversion; Exclusive Benefit Clause The Trust Fund shall be received, held in Trust and disbursed by the Trustee in accordance with the provisions of the Trust Agreement and this Plan. Except as specifically provided otherwise herein, no part of the Trust Fund shall be used for or diverted to purposes other than for the exclusive benefit of Participants or their Beneficiaries under this Plan. No person shall have any interest in, or right to, the Trust Fund or any part thereof, except as specifically provided for in this Plan or the Trust Agreement. Notwithstanding the above, nothing in this Section nor the Plan shall preclude the Trustee from complying with a "qualified domestic relations order" as defined in Section 414(p) of the Code.

Section 8.04 - Trust Agreement Part of Plan The Trust Agreement shall be deemed to form a part of the Plan and the rights of Participants or others under this Plan shall be subject to the provisions of the Trust Agreement.

Section 8.05 - Voting Rights - Employer Stock Each Participant shall be entitled to direct the Trustee as to the manner in which Employer Stock allocated to his Accounts is to be voted. The Trustee shall vote those shares of Employer Stock allocated to Participants' Accounts in accordance with the directions received from such Participants.

The Plan Administrator shall cause to be delivered to each Participant (whose Account has allocated to it any shares of Employer Stock) the notices and information statements as are furnished to the Sponsoring Employer's stockholders in respect of the exercise of voting rights, together with forms by which the Participant may instruct the Trustee, or revoke such instructions, with respect to the vote of share of Employer Stock allocated to his Accounts. All of the shares of Employer Stock for which no instructions are received shall be voted by the Trustee in a uniform manner as a single block in accordance with the instructions received with respect to a majority of the shares for which instructions are received.

Section 8.06 - Tender Rights - Employer Stock As soon as practicable after the commencement of a tender or exchange offer (an "Offer") for Employer Stock, the Board of

Directors shall accept the Offer, reject the Offer or affirmatively decline to act on the Offer. If the Board of Directors affirmatively declines to act on the Offer, every Participant shall have the right to accept or reject the Offer with respect to Employer Stock allocated to his Account. In such a case, the Plan Administrator shall use its reasonable best efforts to cause each Participant (whose Account has allocated to it any shares of Employer Stock) to be advised, in writing, of the terms of the Offer, and to be provided with forms by which the Participant may instruct the Trustee, or revoke the instruction, to tender shares of Employer Stock credited to his Account, to the extent permitted under the terms of the Offer. The Trustee shall follow the directions of each Participant, but the Trustee shall not tender shares for which no instructions are received. In advising Participants of the terms of the Offer, the Plan Administrator may include statements from the Board of Directors setting forth its position with respect to the Offer. The giving of instructions by a Participant to the Trustee to tender shares and the tender thereof shall not be deemed a withdrawal or suspension from the Plan or a forfeiture of any portion of the Participant's interest in the Plan solely by reason of the giving of the instructions and the Trustee's compliance therewith. The number of shares as to which a Participant may provide instructions shall be the total number of shares credited to his Account, whether or not the shares are vested, as of the close of business on the day preceding the date on which the Offer is commenced, or such earlier date as shall be designated by the Plan Administrator on which the Plan Administrator, in its sole discretion, deems appropriate for reasons of administrative convenience. Securities received by the Trustee as a result of a tender of shares of Employer Stock shall be held, and cash so received, shall be invested in short-term investments, for the account of the Participant with respect to whom shares were tendered pending any reinvestment by the Trustee, as it may deem appropriate, consistent with the purposes of the Plan.

In the event of an Offer for Employer Stock in which the Participants have the right to accept or reject the Offer with respect to Employer Stock allocated to their Accounts, (i) the Employers and the Trustee shall not interfere in any manner with the decision of a Participant regarding the action of the Participant with respect to the Offer ("Investment Decision"), and the Trustee shall arrange for such Investment Decision to be made on a confidential basis; (ii) the Trustee shall use its best efforts to communicate or cause to be communicated to all Participants the provisions of the Plan and the Trust Agreement relating to the right of Participants to direct the Trustee with respect to Employer Securities subject to such Offer and of the obligation of the Trustee to follow such directions, (iii) the Trustee shall use its best efforts to distribute or cause to be distributed to Participants all communications directed generally to the owners of the securities to whom such Offer is made or is available; and (iv) the Trustee shall use its best efforts to distribute or cause to be distributed to Participants all communications that the Trustee may receive from the persons making the Offer or any other interested party relating to the Offer.

ARTICLE IX

AMENDMENT AND TERMINATION

Section 9.01 - Amendment The Sponsoring Employer reserves the right, at any time, to amend, in whole or in part, any or all of the provisions of the Plan, including specifically the right to make any such amendment effective retroactively, if necessary, to bring the Plan into conformity with any governmental regulations which must be complied with so that the Plan and Trust Fund shall qualify under Sections 401(a), 401(k) and 401(m) of the Code and Section 4975(e)(7) of the Code, as applicable. The procedure for the Sponsoring Employer to amend the Plan is approval of the amendment by a majority of the members of the Committee and the adoption of the amendment by any member of the Committee. Action by the Committee amending the Plan shall be a settlor function of the Sponsoring Employer and not a fiduciary function of the Committee. No amendment shall make it possible for the Trust assets to be used for or diverted to purposes other than the exclusive benefit of Participants and their Beneficiaries or defraying reasonable administrative expenses.

Any amendment which modifies the vesting provisions of the Plan shall either (i) provide for a rate of vesting which is more rapid than the vesting schedule previously in effect, or (ii) provide that a Participant who has been credited with at least 3 years of Service may elect, in writing, to remain under the vesting schedule in effect prior to the amendment. Such election must be made in writing within 60 days after the latest of (a) adoption of the amendment, (b) the effective date of the amendment, or (c) issuance by the Sponsoring Employer or Plan Administrator of written notice of the amendment. No amendment shall reduce an accrued benefit of a Participant or eliminate or reduce an early retirement benefit or a retirement-type subsidy or eliminate an optional form of benefit within the meaning of Section 411(d)(6) of the Code.

Section 9.02 - Termination The Sponsoring Employer may terminate this Plan at any time. The procedure for the Sponsoring Employer to terminate the Plan is approval of the termination by a majority of the members of the Committee. Action by the Committee terminating the Plan shall be a settlor function of the Sponsoring Employer and not a fiduciary function of the Committee.

Section 9.03 - Distribution of Accounts Upon Plan Termination If the Plan is completely or partially terminated or contributions are completely discontinued, the Accounts of the affected Participants shall become nonforfeitable. The Accounts of each Participant shall be distributed as soon as administratively feasible in the manner provided in Article V. The distribution of the Accounts shall be made in accordance with the Participant and spousal consent provisions described in Section 5.04 of the Plan to the extent the consent provisions are applicable to Accounts having a value at the time of the distribution of more than $5,000 (effective January 1, 2002, excluding amounts in the Participant's Rollover Account and Transfer Account).

ARTICLE X

ENTRY AND WITHDRAWAL OF AN EMPLOYER

Section 10.01 - Entry of an Employer With the consent of the Plan Administrator, any other corporation, whether an affiliate or subsidiary or not, may adopt this Plan and all of the provisions hereof, and participate herein and be known as a participating Employer, by a properly executed document evidencing said intent.

Section 10.02 - Requirements of Participating Employers Each participating Employer will be subject to the following terms and conditions:

(i) Each participating Employer shall be required to use the same Trustee as provided in this Plan.

(ii) The Trustee may, but shall not be required to, commingle, hold and invest as 1 Trust Fund all contributions made by a participating Employer, as well as all increments thereof.

(ii) On the basis of information furnished by the Plan Administrator, the Trustee shall keep separate books and records concerning the affairs of each participating Employer and as to the accounts and credits of the Participants of each participating Employer.

Section 10.03 - Designation of Agent Each participating Employer shall be deemed to be a part of this Plan; provided, however, that with respect to all of its relations with the Trustee and Plan Administrator for the purpose of this Plan, each participating Employer shall be deemed to have designated irrevocably the Sponsoring Employer as its agent. Unless the context of the Plan clearly indicates the contrary, the word Employer shall be deemed to include each participating Employer as related to its adoption of the Plan.

Section 10.04 - Amendment Amendment of this Plan by the Sponsoring Employer at any time when there shall be a participating Employer hereunder shall only require written action of Sponsoring Employer and with the consent of the Trustee where such consent is necessary in accordance with the terms of the Trust Agreement.

Section 10.05 - Withdrawal of an Employer A participating Employer shall be permitted to discontinue or revoke its participation in the Plan. At the time of discontinuance or revocation, satisfactory evidence thereof and of any applicable conditions imposed shall be delivered to the Trustee. The Trustee shall thereafter transfer, deliver and assign contracts and other Trust Fund assets allocable to the Participants of such participating Employer to such new trustee as shall have been designated by the participating Employer, in the event that it has established a separate plan for its Employees. If no successor is designated, the Trustee shall retain such assets for the Employees of the participating Employer pursuant to the provisions of the Plan.

Section 10.06 - Plan Administrator's Authority and Discretion The Plan Administrator shall have authority and discretion to make any and all necessary or appropriate rules or regulations which shall be binding upon all participating Employers and all Participants to effectuate the purposes of this Article and the Plan.

ARTICLE XI

MISCELLANEOUS PROVISIONS

Section 11.01 - Plan Merger, Consolidation or Transfer of Assets In the case of merger, consolidation, or transfer of assets or liabilities to another plan, the plan shall provide that each Participant would, if the plan terminated immediately after the merger, consolidation or transfer, receive a benefit which is equal to or greater than the benefit he would have been entitled to receive immediately before the merger, consolidation or transfer if this Plan had then terminated.

Section 11.02 - No Assignment of Benefits Except in the case of a loan from the Plan secured by a Participant's Plan Accounts, none of the benefits under the Plan are subject to the claims of creditors of Participants or their Beneficiaries nor are they subject to attachment, garnishment or any other legal process. Neither a Participant nor his Beneficiary may assign, sell, borrow on or otherwise encumber his beneficial interest in the Plan and Trust Fund, nor shall such interest be liable for or subject to the deeds, contracts, liabilities, engagements or torts of any Participant or Beneficiary. Notwithstanding the above, nothing in the Plan shall preclude compliance with a "qualified domestic relations order" as defined in Section 414(p) of the Code.

Section 11.03 - Plan Voluntary The Plan is entirely voluntary on the part of the Employers and continuance of the Plan and any payments hereunder are not a contractual obligation of any Employer.

Section 11.04 - Reservation of Right to Suspend or Discontinue Contributions The Employers reserve the right in their discretion to modify or suspend (in whole or in part) at any time and for any period, or to discontinue at any time their contributions under this Plan.

Section 11.05 - Non-Guarantee of Employment Nothing contained in this Plan shall give any Participant or Employee the right to be retained in the service of an Employer or interfere with the right of an Employer to discharge any Participant or Employee at any time regardless of the effect of such discharge upon such individual as a Participant.

Section 11.06 - Governing Law This Plan shall be construed in accordance with the laws of the State of Nebraska, except where such laws are superseded by ERISA or the Code, in which case ERISA or the Code, as the case may be, shall control.

Section 11.07 - Facility of Payment In making any distribution to or for the benefit of any minor or incompetent Participant or Beneficiary, the Plan Administrator, in its discretion may, but need not, order the Trustee to make such distribution to a legal or natural guardian of such minor or incompetent and any such guardian shall have full authority and discretion to expend such distribution for the use and benefit of such minor or incompetent and the receipt by such guardian shall be a complete discharge of the Trustee without any responsibility on its part or on the part of the Plan Administrator to see to the application thereof.

Section 11.08 - Severability If any provisions of this Plan document shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions of the document, which shall be fully severable, and the document shall be construed and enforced as if the illegal or invalid provision had never been inserted herein.

Section 11.09 - Plan in Effect at Termination of Employment Controls Unless expressly indicated otherwise, any amendment to this Plan shall not apply to any Employee who terminated employment prior to the effective date of such amendment.

Section 11.10 - Notices Whenever the Plan provides that a notice or written notice be provided, such notice may be in writing or, to the extent otherwise permissible by law, may be provided through a telephone voice response system, interactive computer system or by other electronic means.

ARTICLE XII

TOP-HEAVY PLAN PROVISIONS

Section 12.01 - Application The provisions of this Article XII shall only be applicable if the Plan becomes "top-heavy" as defined in Section 416(g) of the Code aggregating this plan and any other qualified retirement plans maintained by the Employers and Affiliates, including those plans which may have terminated, which are part of an "aggregation group of plans." Generally, the plan would be "top-heavy" if 60% or more of the aggregate present value of the accrued benefits of members of the qualified retirement plans maintained by the Employers and Affiliates which are part of an "aggregation group of plans" as of any "determination date" (the last day of the preceding Accounting Year beginning as of December 31, 1983) is attributable to "key employees." For this purpose, benefit payments to members of the "aggregation group of plans" during the Accounting Year (ending with the determination date) or for any of the 4 immediately preceding Accounting Years shall be taken into consideration. The present value of accrued benefits of defined benefit plans included in the aggregation group shall be determined on the basis of the interest and mortality assumptions then being used to comply with Section 401(a)(25) of the Code. If the plan becomes "top-heavy" as of determination date, then effective in the next Accounting Year, the provisions of this Article XII shall apply.

If the Employers or Affiliates maintain 1 or more defined contribution plans (including any simplified employee pension plan) and the Employers or Affiliates maintain or have maintained 1 or more defined benefit plans, which during the 5 year (1 year after December 31, 2001) period ending on the determination date has or has had any accrued benefits, the top-heavy ratio for required or permissive aggregation group, as appropriate, is a fraction, the numerator of which is the sum of account balances under the aggregated defined contribution plans for all "key employees," and the present value of accrued benefits under the aggregated defined benefit plans for all "key employees" as of the determination date, and the denominator of which is the sum of the account balances under the aggregated defined contribution plans for all participants, and the present value of accrued benefits under the defined benefit plans for all participants as of the determination date, all determined in accordance with Section 416 of the Code. The account balances under a defined contribution plan and accrued benefits under the defined benefit plan in both the numerator and denominator of the top-heavy ratio are adjusted for distribution of an accrued benefit made in the 5 year (1 year after December 31, 2001) period ending on the determination date. For purposes of this paragraph, the value of account balances and the present value of accrued benefits will be determined as of the most recent Valuation Date that falls within the 12 month period ending on the determination date, except as provided in Section 416 of the Code for the first and second plan years of a defined benefit plan. The account balances and accrued benefits of a participant (1) who is not a "key employee," but who was a key employee in a prior year, or (2) who has not been credited with at least 1 hour of service with an Employer maintaining the plan at any time during the 5 year (1 year after December 31, 2001) period ending on the determination date will be disregarded. The calculation of the top-heavy ratio and the extent to which distributions, rollovers and transfers are taken into account will be made in accordance with Section 416 of the Code. Deductible employee contributions will not be taken into account for purposes of computing the top-heavy ratio. When aggregating plans, the value of account balances and accrued benefits will be calculated with reference to the determination dates that fall within the same calendar year. The accrued benefit of an employee who is not a "key employee" shall be determined as if such benefit accrued not more rapidly than the slowest accrual rate permitted under Section 411(b)(1)(C) of the Code.

Section 12.02 - Special Minimum Benefit If this Plan becomes "top-heavy," for each year the Plan is top-heavy, the Employers shall make a minimum annual contribution for each Participant who is employed on the last day of the Accounting Year and who is not a "key employee," to the extent not already provided by an Employer through another qualified plan maintained by an Employer in which the Participant also participates. The annual contribution shall be an amount equal to the lesser of 3% of his Section 415 Compensation or the highest percentage of compensation contributed on behalf of a key employee. For purposes of this Section, Pre-Tax Contributions of "key employees" shall be treated as employer contributions, and after December 31, 2001, Matching Contributions shall be treated as employer contributions. The Employee shall receive this contribution regardless of: (i) his level of compensation; or (ii) whether or not the Employee has made Pre-Tax Contributions. For purposes of this Section, the term "compensation" means a Participant's Nondiscrimination Compensation (except that only compensation earned while a Participant will be taken into account).

The minimum annual contribution described in the preceding paragraph shall not be made if a Participant is also a participant in a top-heavy defined benefit plan of the Employers and the Participant receives a top-heavy minimum benefit under such top-heavy defined benefit plan. Said benefit shall be an accrued benefit equal to: (i) the amount otherwise provided by the top-heavy defined benefit plan, or (ii) an amount equal to 2% of the Participant's annual monthly Section 415 Compensation for the period of consecutive plan years (not exceeding 5 years) of the top-heavy defined benefit plan during which the Participant had the greatest aggregate Section 415 Compensation, multiplied by his years of benefit accrual service under the top-heavy defined benefit plan, up to 10 years earned in plan years after 1983 in which the defined benefit plan was top-heavy, whichever is greater.

Section 12.03 - Special Combined Plans Limit Effective for calendar years commencing before January 1, 2000, the denominators of the defined benefit plan fraction and defined contribution plan fraction shall, if this Plan becomes "top-heavy," be amended by the product of 1.0 rather than 1.25 of the applicable dollar limits.

Section 12.04 - Key Employee Defined The term "key employee" means:

(i) effective for calendar years commencing before January 1, 2002, officers of an Employer or any Affiliate of an Employer (but not more than 50 officers or, if less, the greater of 3 officers or 10% of all employees of an Employer and all Affiliates); and effective for calendar years commencing on or after January 1, 2002, officers have an annual Compensation greater than $130,000 as indexed;

(ii) effective for calendar years commencing before January 1, 2002, the 10 employees with the largest equity interest in an Employer whose total annual compensation in the applicable Accounting Year was more than 100% of the maximum annual additions to a defined contribution plan for such year under Section 415(c)(1)(A) of the Code;

(iii) any Participant with more than 5% equity interest in an Employer or any Affiliate of an Employer; or

(iv) any Participant with more than 1% equity interest in an Employer or its Affiliates whose total annual compensation in the applicable Accounting Year is more than $150,000.

In determining "equity interest," the attribution rules set forth in Section 318 of the Code shall apply. The term "key employee" as of a determination date shall be applied to an Employee or former Employee (or his Spouse) who was a "key employee" during the Accounting Year (ending with such determination date) or in any of the 4 immediately preceding Accounting Years. "Non-key employee" means an employee who is not a "key employee." The term "officer," for this purpose, shall only include an officer of an Employer or its Affiliates whose total cash compensation for the applicable Accounting Year was at least 50% of the maximum annual benefit from a defined benefit plan for such year under Section 415(b)(1)(A) of the Code. For purposes of this Section, "compensation" means Nondiscrimination Compensation.

Section 12.05 - Aggregation Group of Plans Defined The term "aggregation group of plans" shall have the same meaning as is specified in Section 416(g)(2) of the Code, including for this purpose, both required and permissive aggregation groups of plans. A required aggregation shall include (i) each qualified plan of the Employers or Affiliates in which at least 1 key employee participates or participated at any time during the determination period (regardless of whether the plan has terminated), and (ii) any other qualified plan of the Employers or Affiliates which enables a plan described in (i) to meet the requirements of Section 401(a)(4) or 410 of the Code. A permissive aggregation group shall include the required aggregation group of plans plus any other plan or plans of the Employers or Affiliates, when considered as a group with the required aggregation group, will continue to satisfy the requirements of Section 401(a)(4) or 410 of the Code.

IN WITNESS WHEREOF, the Sponsoring Employer has caused this Plan, as amended and restated, to be executed this 31 day of January, 2002, effective as of January 1, 2002.

CONAGRA FOODS, INC.

By 

Anthony M. Sanders
Vice President, Human Resources Business Center

SUPPLEMENT ONE

(PRE-1993 CRISP)

Participants who were participants in the ConAgra Foods Retirement Income Savings Plan ("CRISP") on December 31, 1992 shall continue to be covered by CRISP, effective January 1, 1993, in accordance with the terms of the Plan, subject to the following:

Plan Sections

1.02 **Account** The term Account shall include a Participant's Voluntary Deductible Contribution Account.

1.18 **ESOP Voluntary Deductible Contribution (IRA) Account** means an account established on behalf of a Participant to which shall be credited (i) the amount of his investment in the ConAgra Foods Stock Fund transferred from the Participant's Voluntary Deductible Contribution (IRA) Account (ii) the account's proportionate share of any net investment gains. From the account, the account's proportionate share of net investment losses and benefit payments, withdrawals or other disbursements shall be deducted.

1.33 **Prior Plan** The Prior Plan of a Participant described in this Supplement is the ConAgra Foods Retirement Income Savings Plan as in effect on December 31, 1992.

1.36 **Service** For the period prior to January 1, 1993, the Service of a Participant described in this Supplement shall be equal to his "Years of Service" under the Prior Plan as of December 31, 1992.

1.50 **Voluntary Deductible Contribution (IRA) Account** means an account established on behalf of a Participant to which shall be credited (i) the balance of his "Voluntary (Deductible) Contribution Account" (as defined in the Prior Plan) in the Prior Plan as of December 31, 1992, and (ii) the account's proportionate share of any net investment gains. From the account, the account's proportionate share of net investment losses and benefit payments, withdrawals or other disbursements shall be deducted.

4.02(c) **Change of Investment for Current Accounts** A Participant who failed to make a timely election as to how his Accounts in the Prior Plan will be invested in this Plan shall have their Prior Plan Accounts automatically reinvested as follows based upon the investment of their Accounts in the Prior Plan.

Prior Plan Account balances invested in the following Prior Plan investment funds	Will be reinvested in the following investment funds of this Plan
Fixed Income Fund - Unmatured GIC's	Fixed Income Fund
Fixed Income Fund - Matured GIC's	Longer-term Fixed Income Fund
Money Market Fund	Shorter-term Fixed Income Fund
Equity Fund	Equity Index Fund
ConAgra Foods Stock Fund	ConAgra Foods Stock Fund

The provisions of Section 4.02(c) shall apply to a Participant's IRA Account in combination with his other Plan Accounts.

Account balances invested in the Fixed Income Fund may not be reinvested in the Shorter-Term Fixed Income Fund or Longer-Term Fixed Income Fund without having first been reinvested in another Plan investment fund for at least 3 months.

Should a Participant elect to change the investment in the ConAgra Foods Stock Fund in his ESOP Voluntary Deductible Contribution (IRA) Account, such portion of the Participant's investment shall be transferred to the Participant's Voluntary Deductible Contribution (IRA) Account.

4.02(d) **Transfer to ESOP ConAgra Foods Stock Fund** Notwithstanding the above, to the extent that, as of December 31, 2001, any portion of a Participant's Voluntary Deductible Contribution (IRA) Account is invested in the ConAgra Foods Stock Fund, such portion of said Account shall be transferred, on or before February 1, 2002, to the Participant's ESOP Voluntary Deductible Contribution (IRA) Account in the ESOP ConAgra Foods Stock Fund. After such transfer(s), the Employee shall continue to be invested in the ConAgra Foods Stock Fund until an election to change his investment is made pursuant to Section 4.02.

5.02(b) If a Participant terminates employment with the Employer and all Affiliates for any reason other than described in Section 5.02(a), the full value of his IRA Account shall also become distributable.

5.04 **Form of Distribution** A Participant described in this Supplement may elect to have that portion of his Plan Accounts invested in the ConAgra Foods Stock Fund at any time between February 2, 1989 and December 31, 1992, other than any amount diversified pursuant to Section 401(a)(28) of the Code, distributed in full shares of Employer Stock with the value of any fractional share distributed by check. If, pursuant to this Section, a Participant elects that amounts in Plan investment funds other than the ConAgra Foods Stock Fund be distributed in shares of Employer Stock, the Trustee will be directed to liquidate amounts held in such investment funds and distribute the number of shares that could be purchased with the proceeds (after purchase expenses).

5.07(a) **General Withdrawal** After an in-service withdrawal of his After-Tax Contribution Account and ESOP After-Tax Contribution Account, a Participant may make an in-service withdrawal from his Voluntary Deductible Contribution (IRA) Account of an amount not more than the value of such Account (less any amount held as security for a loan from the Plan).

5.07(b) **Hardship Withdrawal** Any amounts remaining in a Participant's Voluntary Deductible Contribution (IRA) Account or ESOP Participant's Voluntary Deductible Contribution (IRA) Account plus earnings attributable to such contributions are available for a hardship withdrawal.

Article VI **Plan Loans** Plan loans to a Participant described in this Supplement initiated under the Prior Plan prior to January 1, 1993, shall continue to be governed by the terms of the Prior Plan until fully repaid. Notes evidencing such loans shall not be held in a segregated account applicable to the Participant to whom the loan was granted, but rather as an asset of the Plan's Fixed Income Fund. Repayments of the loans shall be credited to the Fixed Income Fund.

A Plan loan shall not be made from a Participant's IRA Account or ESOP IRA Account.

SUPPLEMENT TWO

(Swift-Eckrich Savings Plan)

Participants who were participants in the Swift-Eckrich Savings Plan on December 31, 1992 shall be covered by the ConAgra Foods Retirement Income Savings Plan, effective January 1, 1993, in accordance with the terms of the Plan, subject to the following:

Plan Sections

1.33 **Prior Plan** The Prior Plan of a Participant described in this Supplement is the Swift-Eckrich, Inc. Savings Plan as in effect on December 31, 1992.

1.36 **Service** For the period prior to January 1, 1993, the Service of a Participant described in this Supplement shall be equal to his years of "Service" under the Prior Plan as of December 31, 1992.

4.02(c) **Change of Investment for Current Accounts** A Participant who failed to make a timely election as to how his Accounts in the Prior Plan will be invested in this Plan shall have their Prior Plan Accounts automatically reinvested as follows based upon the investment of their Accounts in the Prior Plan.

Prior Plan Account balances invested in the following Prior Plan investment funds	Will be reinvested in the following investment funds of this Plan
Fixed Income Fund - Unmatured GIC's	Fixed Income Fund
Fixed Income Fund - Matured GIC's	Longer-term Fixed Income Fund
Fixed Income Fund - STIFs	Longer-term Fixed Income Fund
Pooled Mutual Fund	Equity Index Fund
Equity Fund	Equity Index Fund
ConAgra Foods Stock Fund	ConAgra Foods Stock Fund

5.02 **Amount of Distributions/Distributable Events** Each Participant described in this Supplement who was an employee of Swift-Eckrich, Inc. and a participant in the Prior Plan on August 14, 1990 shall be 100% vested in his interest in the Prior Plan attributable to "Employer Matching Contributions" (as defined in the Prior Plan) to the Prior Plan and in his Matching Contribution Account.

5.04 **Forms of Distribution** In addition to the other forms of distribution described in the Plan, a Participant who is described in this Supplement and is included in a unit of collective bargaining who terminates employment:

(i) on or after attaining age 55 with at least 5 years of Service,

(ii) on or after age 65, or

(iii) due to Total and Permanent Disability

may elect (with the appropriate spousal consent, where required) to have that portion of his Plan Accounts attributable to his interest in the Prior Plan as of December 31, 1992 (as adjusted in the manner described in Section 4.04 of the Plan) distributed in substantially equal monthly or annual installments over a period not to exceed 10 years. A Participant receiving benefits under such a form of distribution may at any time elect to receive the undistributed balance in a single lump sum. Otherwise, with respect to any Participant who is not included in a unit of collective bargaining, this provision shall not apply with respect to any distribution which commences on or after April 1, 2002.

Article VI **Plan Loans** Plan loans to a Participant described in this Supplement initiated under the Prior Plan prior to January 1, 1993, shall continue to be governed by the terms of the Prior Plan until fully repaid.

SUPPLEMENT THREE

(Beatrice Cheese, Inc. Employee Savings Plan)

Participants who were participants in the Beatrice Cheese, Inc. Employee Savings Plan on December 31, 1992 shall be covered by the ConAgra Foods Retirement Income Savings Plan, effective January 1, 1993, in accordance with the terms of the Plan, subject to the following:

Plan Sections

1.33 **Prior Plan** The Prior Plan of a Participant described in this Supplement is the Beatrice Cheese, Inc. Employee Savings Plan as in effect on December 31, 1992.

1.36 **Service** For the period prior to January 1, 1993, the Service of a Participant described in this Supplement shall be equal to his years of "Service" under the Prior Plan as of December 31, 1992.

4.02(c) **Change of Investment for Current Accounts** A Participant who failed to make a timely election as to how his Accounts in the Prior Plan will be invested in this Plan shall have their Prior Plan Accounts automatically reinvested as follows based upon the investment of their Accounts in the Prior Plan.

Prior Plan Account balances invested in the following Prior Plan investment funds	Will be reinvested in the following investment funds of this Plan
Fixed Income Fund - Unmatured GIC's	Fixed Income Fund
Fixed Income Fund - Matured GIC's	Longer-term Fixed Income Fund
Fixed Income Fund - STIFs	Longer-term Fixed Income Fund
Pooled Mutual Fund	Equity Index Fund
Equity Fund	Equity Index Fund
ConAgra Foods Stock Fund	ConAgra Foods Stock Fund

5.02 **Amount of Distributions/Distributable Events** Each Participant described in this Supplement who was an employee of Beatrice Cheese, Inc. and a participant in the Prior Plan on August 14, 1990 shall be 100% vested in his interest in the Prior Plan attributable to "Matching Contributions" (as defined in the Prior Plan) and in his Matching Contribution Account.

Article VI **Plan Loans** Plan loans to a Participant described in this Supplement initiated under the Prior Plan prior to January 1, 1993, shall continue to be governed by the terms of the Prior Plan until fully repaid.

SUPPLEMENT FOUR

(Beatrice/Hunt-Wesson Employee Savings Plan)

Participants who were participants in the Beatrice/Hunt-Wesson Employee Savings Plan on December 31, 1992 shall be covered by the ConAgra Foods Retirement Income Savings Plan, effective January 1, 1993, in accordance with the terms of the Plan, subject to the following:

Plan Sections

1.33 **Prior Plan** The Prior Plan of a Participant described in this Supplement is the Beatrice/Hunt-Wesson Employee Savings Plan as in effect on December 31, 1992.

1.18 **ESOP Hunt-Wesson Profit-Sharing Investment Plan Account** means an account established on behalf of a Participant to which shall be credited (i) the amount of his investment in the ConAgra Foods Stock Fund transferred from the Participant's Hunt-Wesson Profit Sharing Investment Plan Account, and (ii) the account's proportionate share of net investment gains. From the account, the account's proportionate share of net investment losses and benefit payments, withdrawals or other disbursements shall be deducted.

1.36 **Service** For the period prior to January 1, 1993, the Service of a Participant described in this Supplement shall be equal to his years of "Service" under the Prior Plan as of December 31, 1992.

1.50 **Hunt-Wesson Profit-Sharing Investment Plan Account** means an account established on behalf of a Participant to which shall be credited (i) the balance of his Prior Plan Accounts attributable to his interest in the Hunt-Wesson Profit-Sharing Investment Plan as of December 31, 1992, and (ii) the account's proportionate share of net investment gains. From the account, the account's proportionate share of net investment losses and benefit payments, withdrawals or other disbursements shall be deducted.

4.02(c) **Change of Investment for Current Accounts** A Participant who failed to make a timely election as to how his Accounts in the Prior Plan will be invested in this Plan shall have their Prior Plan Accounts automatically reinvested as follows based upon the investment of their Accounts in the Prior Plan.

Prior Plan Account balances invested in the following Prior Plan investment funds	Will be reinvested in the following investment funds of this Plan
Fixed Income Fund - Unmatured GIC's	Fixed Income Fund
Fixed Income Fund - Matured GIC's	Longer-term Fixed Income Fund
Fixed Income Fund - STIFs	Longer-term Fixed Income Fund
Pooled Mutual Fund	Equity Index Fund
Equity Fund	Equity Index Fund
ConAgra Foods Stock Fund	ConAgra Foods Stock Fund

Should a Participant elect to change the investment in the ConAgra Foods Stock Fund in his ESOP Hunt-Wesson Profit Sharing Investment Plan Account, such portion of the Participant's investment shall be transferred to the Participant's Hunt-Wesson Profit Sharing Investment Plan Account.

4.02(d) **Transfer to ESOP ConAgra Foods Stock Fund** Notwithstanding the above, to the extent that, as of December 31, 2001, any portion of a Participant's Hunt-Wesson Profit Sharing Investment Plan Account is invested in the ConAgra Foods Stock Fund, such portion of said Account shall be transferred, on or before February 1, 2002, to the Participant's ESOP Hunt-Wesson Profit Sharing Investment Plan Account in the ESOP ConAgra Foods Stock Fund. After such transfer(s), the Employee shall continue to be invested in the ConAgra Foods Stock Fund until an election to change his investment is made pursuant to Section 4.02.

5.02 **Amount of Distributions/Distributable Events** Each Participant described in this Supplement who was an employee of Beatrice/Hunt-Wesson, Inc. and a participant in the Prior Plan on August 14, 1990 shall be 100% vested in his interest in the Prior Plan attributable to "Matching Contributions" (as defined in the Prior Plan) to the Prior Plan and in his Matching Contribution Account.

5.02(b) If a Participant terminates employment with the Employer and all Affiliates for any reason other than described in Section 5.02(a), the full value of his Hunt-Wesson Profit Sharing Investment Plan Account shall also become distributable.

5.04 **Form of Distribution** Within the 90 day period ending on an Annuity Starting Date prior to the Participant's Normal Retirement Age, a Participant who is described in this Supplement and is included in a unit of collective bargaining may elect to receive that portion of his Plan Accounts attributable to his interest in the Prior Plan as of December 31, 1992 in one or more of the following forms of payment:

(i) One lump sum payment.

(ii) A series of immediate or deferred installments payable monthly, quarterly or annually. The payments may be made directly from the Plan or through the purchase of an annuity from an insurance company with the Participant's Account balance.

(iii) An annuity providing income for the life of the Participant or a period certain, with such annuity providing for either immediate or deferred payments with cash installments, full cash refund, or no refund provision. The annuity may also provide for a joint and survivor annuity with the survivor receiving payments in the same or lesser amount. The period of years in an annuity providing for a period certain may not exceed the then life expectancy of the Participant, or the then life expectancy of the Participant and his or her Spouse. The annuity may also be a variable annuity.

(iv) Any combination of (i), (ii) and (iii) above.

(v) The purchase of an annuity from an insurance company with the Participant's Account balance providing monthly payments for the life of the Participant with monthly payments 50% as large to the Participant's surviving Spouse.

An election by a married Participant to have benefits paid in a form other than described in subparagraph (v) above, shall be effective only with the written consent of the Participant's Spouse to the specific form of payment elected and, if applicable, to any nonspouse Beneficiary. The consent shall be obtained within 90 days prior to the Annuity Starting Date; acknowledge the effect of the consent; and be witnessed by a Plan representative or notary public. Otherwise, with respect to any Participant who is not included in a unit of collective bargaining, this provision shall not apply with respect to any distribution which commences on or after April 1, 2002.

5.07(a) **General Withdrawal** After an in-service withdrawal of his After-Tax Contribution Account, if any, a Participant may make an in-service withdrawal from that portion of his Hunt-Wesson Profit Sharing Investment Plan Account attributable to employer matching contributions (less any such amount held as security for a loan from the Plan).

5.07(b) **Hardship Withdrawal** Any amounts remaining in a Participant's Hunt-Wesson Profit-Sharing Investment Plan Account and ESOP Hunt-Wesson Profit-Sharing Investment Plan Account, plus earnings attributable to such contributions other than earnings attributable to pre-tax contributions after December 31, 1988, are available for hardship withdrawal.

Article VI **Plan Loans** Plan loans to a Participant initiated under the Prior Plan prior to January 1, 1993, shall continue to be governed by the terms of the Prior Plan until fully repaid.

6.06 Loan proceeds shall be taken from the Plan Accounts of a Participant with a balance in a Hunt-Wesson Profit-Sharing Investment Plan Account in the following order:

(1) Pre-Tax Contribution Account;
(2) ESOP Pre-Tax Contribution Account;
(3) Matching Contribution Account and employer matching contributions to the Prior Plan, plus earnings attributable to such matching contributions;
(4) ESOP Matching Contribution Account;
(5) Rollover Account;
(6) ESOP Rollover Account;
(7) Hunt-Wesson Profit-Sharing Investment Plan Account;
(8) ESOP Hunt-Wesson Profit-Sharing Investment Plan Account;
(9) Transfer Account;
(10) ESOP Transfer Account;
(11) After-Tax Contribution Account;
(12) ESOP After-Tax Contribution Account; and
(13) ESOP Dividend Reinvestment Account.

SUPPLEMENT SX

(Puerto Rican Employees)

Eligible Employees residing in Puerto Rico shall be covered by the ConAgra Foods Retirement Income Savings Plan effective January 1, 1993, in accordance with the terms of the Plan, subject to the provisions in this Supplement. It is intended that the ConAgra Foods Retirement Income Savings Plan, together with this Supplement SX, comply with the requirements of the Puerto Rico Internal Revenue Code of 1994, as amended (hereinafter referred to as the PR Code).

Plan Sections

3.01(a) For each Accounting Year, a Participant may make Pre-Tax Contributions of not less than 1% nor more than 10% of his Compensation for the Accounting Year in 1% increments; provided, however, in no event shall the sum of such Participant's Pre-Tax Contributions and After-Tax Contributions exceed 16% of his Compensation for the Accounting Year.

3.04 **Limitation on Pre-Tax Contributions** The $7,000 limitation on a Participant's Pre-Tax Contributions during a calendar year beginning on and after January 1, 1987, shall not be adjusted under Section 415(d) of the Code, except that effective January 1, 1996, the $7,000 limitation on a Participant's Pre-Tax Contributions during a calendar year is increased to $7,500; and effective January 1, 1998, the $7,000 limitation on a Participant's Pre-Tax Contributions during a calendar year is increased to $8,000; provided that in no event shall a Participant's Pre-Tax Contributions exceed 10% of his Compensation for the calendar year. Notwithstanding the above, if a Participant also contributes to an individual retirement account qualified under Section 1165 of the PR Code (hereinafter referred to as a PR IRA), the maximum amount of such Participant's Pre-Tax Contributions during a calendar year may not exceed the difference, if any, between the amount allowable as a Pre-Tax Contribution up to the limits described in this Section 3.04 and the contribution made by the PR IRA by the Participant, up to the limits prescribed under the PR Code for such contributions, excluding any contribution to the PR IRA attributable to the spouse of a married Participant living with such spouse.

3.06 **Mathematical Nondiscrimination Test for Pre-Tax Contributions** A Participant's Pre-Tax Contributions which are contributed to the Participant's Pre-Tax Contribution Account will also be tested according to the mathematical nondiscrimination test described below:

The "average deferral percentage" (ADP) in each Accounting Year of the Eligible Employees described in this Supplement who are more highly compensated than two thirds of all employees of the Employer or an Affiliate (or who are more highly compensated than two thirds of all Eligible Employees covered by the Supplement, as determined by the Employer) shall not exceed the ADP of the Eligible Employees described in this Supplement who are not more highly compensated than two thirds of all employees of the Employer or an Affiliate (or who are not more highly compensated than two thirds of all Eligible Employees covered by the Supplement, as determined by the Employer) for such Accounting Year by more than the limit determined in accordance with the following table:

If the ADP of the lowest paid group of Eligible Employees described in this Supplement is	**The ADP of the highest paid group of Eligible Employees described in this Supplement can be**
Less than 2%	Up to the ADP of the lowest paid group of Eligible Employees multiplied by 2.0
2% but not more than 8%	Up to the ADP of the lowest paid group of Eligible Employees plus 2%
8% or more	Up to the ADP of the lowest paid group of Eligible Employees multiplied by 1.25

For purposes of the mathematical nondiscrimination test described in this Section, the Employer shall have the option of determining ADP as the average of the ratios (calculated separately for each Eligible Employee) of (i) the amount of Pre-Tax Contributions and Matching Contributions paid over to the Trust Fund on behalf of each Eligible Employee for the Accounting Year to (ii) the Eligible Employees' compensation for the Accounting Year.

Each Accounting Year the Plan Administrator shall periodically monitor the ADP of the Eligible Employees who are in the highest paid group as described in this Supplement and the ADP of the Eligible Employees who are in the lowest paid group as described in this Supplement for such Accounting Year and, if it appears that the aforementioned mathematical nondiscrimination test may not be satisfied by the Plan for such Accounting Year the Plan Administrator may (i) suspend or decrease Pre-Tax Contributions for such Accounting Year by the Eligible employees in the highest paid group, or (ii) return Pre-Tax Contributions for such Accounting Year to the Eligible Employees in the highest paid group, but only to the extent such a return of Pre-Tax Contributions would not be contrary to the requirements of

401(k)(2)(B) of the Code, to the extent such requirements are applicable to Eligible Employees described in this Supplement. Any return of Pre-Tax Contributions, and income attributable thereto, must be made no later than the close of the Accounting Year following the Accounting Year in which such Pre-Tax Contributions were made. Any distribution of excess Pre-Tax Contributions for an Accounting Year shall be made to those highest paid Eligible Employees, as defined in this Section 3.06 on the basis of their respective portion of excess Pre-Tax Contributions attributable to each such Participant.

5.09 **Rollover Contributions** A Participant may elect to transfer all or part of the Participant's distribution from the Plan to a qualified trust or eligible retirement plan as defined by Section 402 of the Code, in accordance with the procedures established by the Plan Administrator conforming to the requirements of Section 401(a)(31) of the Code. A Participant may also elect to transfer all or part of the Participant's distribution from the Plan that qualifies as a total distribution, to a retirement plan qualified under Section 1165(a) of the PR Code or to an individual retirement account or annuity described in Sections 1169(a) and (b) of the PR Code.

11.06 **Governing Law** This Supplement shall be construed in accordance with the laws of State of Nebraska, except where such laws are superseded by ERISA or the Code, in which case ERISA or the Code, as the case may be, shall control, as well as the laws of the Commonwealth of Puerto Rico. To the extent the provisions of the PR Code is inconsistent with the Internal Revenue Code of United States or with ERISA, the provisions of the PR Code shall apply with respect to any Participant who is a bona fide resident of Puerto Rico; provided, however, if application of any provision of the PR Code shall cause the Plan to lose its qualified status under Section 401 of the Code or for the Trust to lose its exempt status under Section 501 of the Code, the Sponsoring Employer, may either determine that such provision of the PR Code does not apply or treat this Supplement as a separate plan.

SUPPLEMENT AA

(Arrow Industries, Inc. Profit Sharing Plan)

Participants who were participants in the Arrow Industries, Inc. Profit Sharing Plan on December 31, 1993, shall be covered by the ConAgra Foods Retirement Income Savings Plan, effective January 1, 1994, in accordance with the terms of the Plan. Participants who were participants in the United Plastic Investment Retirement Plan on January 31, 1994 shall be covered by the ConAgra Foods Retirement Income Savings Plan, effective February 1, 1994 in accordance with the terms of the Plan. Participants who are Employees of the Employer at its Burger facility and who were covered by Supplement SS of this ConAgra Foods Retirement Income Savings Plan (formerly Supplement One) shall be covered under this Supplement of the ConAgra Foods Retirement Income Savings Plan, effective June 1, 1996, in accordance with the terms of the Plan.

Plan Sections

1.13 **Employee** Those Employees employed by Arrow Industries, Inc., a subsidiary of ConAgra Foods, Inc.

1.32 **Prior Plan** The Prior Plan of a Participant described in this Supplement is the Arrow Industries, Inc. Profit Sharing Plan as in effect on December 31, 1993 or the United Plastic Investment Retirement Plan as in effect on January 31, 1994.

1.36 **Service** For Participants who entered the Plan on January 1, 1994, the Service of a Participant for the period prior to January 1, 1994, shall be equal to the number of completed Years of Service under the Prior Plan as of December 31, 1993. For Participants who entered the Plan on February 1, 1994, the Service of a Participant shall be equal to the number of completed Years of Service under the Prior Plan for the period prior to February 1, 1994.

1.49 **Profit** The term "Profit" or "Profits" shall mean the current or accumulated earned surplus for a fiscal year of the Employer as determined by its board of directors. The determination of Profits shall be final and conclusive and binding on the Employer, the Participants, their Beneficiaries and all other persons whomsoever, and subsequent adjustments to Profits for tax or other purposes shall be disregarded. For purposes of this Section, the term "Employer" shall mean Arrow Industries, Inc.

3.02(a) **Basic Matching Contribution** The Employer shall make a Basic Matching Contribution equal to 50% of each Eligible Participant's Pre-Tax Contributions and After-Tax Contributions up to 6% of his Compensation.

3.02(b) **Profit Sharing Contribution** In addition to the Basic Matching Contribution described in Section 3.02(a), the Employer shall make a Profit Sharing Contribution equal to 2% of Compensation of each eligible Participant from the Profits of the Employer for each fiscal year; provided, however, that the Profit objective for such fiscal year as determined by the Employer's board of directors is satisfied. In lieu of the Profit Sharing Contribution described above, the Employer shall make a Profit Sharing Contribution equal to 3% of Compensation of each eligible Participant from the Profits of the Employer for each fiscal year; provided, however, that the Profit objective for such fiscal year as determined by the Employer's board of directors is exceeded by 5% or more. For purposes of this subsection, the term "Employer" shall mean Arrow Industries, Inc.

A Participant who is employed by an Employer on the last day of the Employer's Accounting Year; a Participant who terminates employment during the Accounting Year after attaining age 55 and having at least 10 years of Service; or a Participant who terminates employment during the Accounting Year due to Total and Permanent Disability shall be eligible for the Profit Sharing Contribution described in this Section.

4.02 **Investment of Accounts** A Participant may direct the investment of his share of Employer Basic Matching Contributions under the same terms and conditions as he may direct the investment of his Pre-Tax Contributions or After-Tax Contributions. All Profit Sharing Contributions made to the Plan pursuant to this Supplement shall be invested in the ConAgra Foods Stock Fund.

4.02(c) **Change of Investment for Current Accounts** A Participant who failed to make a timely election as to how his Account in the Prior Plan will be invested in this Plan shall have his Prior Plan Account automatically reinvested in the Shorter-Term Fixed Income Fund.

Except as otherwise provided in this Section, all Profit Sharing Contributions shall remain invested in the ConAgra Foods Stock Fund.

5.02 **Amount of Distributions/Distributable Events** Each Participant described in this Supplement who was an employee of Arrow Industries, Inc. and a participant in the Prior Plan on December 31, 1993, shall be 100% vested in his interest in the Prior Plan.

SUPPLEMENT 70

(Country General, Inc.)

Participants who are not otherwise covered under the ConAgra Foods Retirement Income Savings Plan (CRISP) shall become covered by CRISP, effective January 1, 1994, in accordance with the terms of the Plan, subject to the following:

Plan Sections

1.02 **Account** means a Participant's Matching Contribution Account.

1.12 **Eligible Employee** means any Employee whose payroll status is that of a salaried exempt and salaried non-exempt hourly, clerical, administrative or technical employee paid on an hourly basis as those terms were used in the Fair Labor Standards Act in effect on January 1, 1993 and any other Employee who is a member of a group of Employees to which the Plan has been and continues to be extended by an Employer; excluding:

(1) Any Employee of a foreign subsidiary if the Employee is not a citizen of the Unites States;

(2) Any Employee of a foreign subsidiary if contributions under a funded plan of deferred compensation are provided by any person or corporation, other than an Employer, with respect to the remuneration paid to the Employee by the foreign subsidiary;

(3) Any Employee whose conditions of employment are subject to the terms of a collective bargaining agreement, unless the collective bargaining agreement provides to the contrary; and

(4) Any Employee who is a Highly Compensated Employee for the Accounting Year.

1.13 **Employee** means any employee who is employed at Country General, Inc. on December 31, 1995, and who is not included in a collective bargaining unit.

1.17 This section is hereby deleted and reserved for future use.

1.20 **Forfeiture** means the portion of a Participant's Account which is forfeited as a result of his termination of employment prior to having a fully vested interest in the Account. Forfeitures shall first be applied to restore any Matching Contribution Account or ESOP Matching Contribution Account pursuant to Section 5.05 and thereafter to reduce the Matching Contribution obligation of the

Employers, if any.

1.23 **Matching Contribution** means the Company Contribution made to each Participant's Account as described in Section 3.02.

2.01(b) **Future Participants** Any Eligible Employee who was not a Participant in the Plan on December 31, 1993 and who has less than 1 year of Service on December 31, 1994, shall become a Participant on January 1, 1994 and eligible to receive a Matching Contribution in accordance with Section 3.02, to the extent that a Matching Contribution is made in the Accounting Year ending December 31, 1995.

Effective January 1, 1995, any Eligible Employee of Country General, Inc., who was hired in 1995, and who has less than 1 year of Service on December 31, 1995, shall become a Participant on January 1, 1995 and eligible to receive a Matching Contribution in accordance with Section 3.02, to the extent that a Matching Contribution is made in the Accounting Year ending December 31, 1996.

3.01 The provisions of Section 3.01 shall not apply.

3.02 **Employer Contributions** For each Accounting Year, the Employer may contribute an amount as determined by its Board of Directors. Such Employer Contribution shall be entirely discretionary with the Employer. An Employer Contribution shall be deemed made on account of an Accounting Year if (a) the Employer designates such amount in writing to the Trustee as payment on account of such Accounting Year, or (2) the Employer claims such amount as a deduction on its federal income tax return for such Accounting Year.

Employer Contributions described in this Section 3.02 shall be allocated to Accounts of Participants who are employed by the Employer on the last day of the Accounting Year in the ratio that each Participant's Compensation for the Accounting Year bears to the total of all such Participants' Compensation for the Accounting Year.

3.09 **Rollover Contributions** The provisions of Section 3.09 shall not apply.

3.10 **Transfer Contributions** The provisions of Section 3.10 shall not apply.

4.01 **Investment Funds** All Matching Contributions made to the Plan pursuant to this Supplement shall be invested in the ConAgra Foods Stock Fund.

5.02(b) **Amount of Distributions/Distributable Events** For Accounting Years beginning before January 1, 2002, no amount of the Participant's Account shall be distributable to a Participant who terminates employment for any reason other than described in Section 5.02(a) with less than 5 years of Service.

5.04 **Form of Distribution** Except to the extent provided in Section 5.03 herein, all distributions from the Plan shall be paid in a single lump sum.

5.07 **In-Service Withdrawal by Participants** The in-service withdrawal provisions of Section 5.07 shall not apply.

Article VI **Plan Loans** The loan provisions of Section 6.01 through Section 6.09 shall not apply.

SUPPLEMENT SE

(E. A. Miller Amended 401(k) Profit Sharing Plan)

Participants who were participants in the E. A. Miller Amended 401(k) Profit Sharing Plan on December 31, 1993, shall be covered by the ConAgra Foods Retirement Income Savings Plan effective January 1, 1994 in accordance with the terms of the Prior Plan, and effective January 1, 1996, in accordance with the terms of this Plan.

Plan Sections

1.13 **Employee** Those Employees employed by E. A. Miller.

1.32 **Prior Plan** The Prior Plan of a Participant is the E. A. Miller Amended 401(k) Profit Sharing Plan, as in effect on December 31, 1993.

1.36 **Service** For the periods prior to January 1, 1994, the Service of a Participant shall be equal to the number of completed Years of Service under the Prior Plan as of December 31, 1993.

3.02 **Matching Contributions** The Employer shall make a Matching Contribution equal to 75% of each Eligible Participant's Pre-Tax and After-Tax Contributions up to 8% of his Compensation.

4.02 **Investment of Accounts** A Participant may direct the investment of his share of Employer Matching Contributions under the same terms and conditions as he may direct the investment of his Pre-Tax Contributions or After-Tax Contributions.

4.02(c) **Change of Investment for Current Accounts** A Participant who had Accounts in the Prior Plan shall have their Prior Plan Accounts automatically reinvested as follows based upon the investment of their Accounts in the Prior Plan.

Prior Plan Account balances invested in the following Prior Plan investment funds	Will be reinvested in the following investment funds of this Plan
U.S. Treasury Short-Term Account	Shorter-term Fixed Income Fund
U.S. Treasury Long-Term Account	Longer-term Fixed Income Fund
Income Fund of America	Investment Allocation Fund
FMA Balanced Fund	Investment Allocation Fund
Capital Appreciation Growth Portfolio	Equity Growth Fund
Dreaman Contrarian Portfolio	Equity Index Fund
International Fund	Equity Index Fund
Precious Metals Fund	Equity Growth Fund
ConAgra Foods, Inc. Stock Account	ConAgra Foods Stock Fund

Article VI **Plan Loans** Plan loans to a Participant described in this Supplement initiated under the Prior Plan shall continue to be governed by the terms of the Prior Plan until fully repaid.

SUPPLEMENT SF

Gilardi Foods

Employees identified in this Supplement shall be covered by the ConAgra Foods Retirement Income Savings Plan effective as of January 1, 1999, in accordance with the terms of the Plan subject to the following:

Plan Sections

1.11 **Compensation** means a Participant's regular salary paid by an Employer for an Accounting Year, including Pre-Tax Contributions to this Plan, overtime, commissions, sick pay and bonuses; and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding Matching Contributions to this Plan, fringe benefits, and any amounts received by the Participant under the ConAgra Foods Long-Term Senior Management Plan or similar plan or program which is so designated by the Sponsoring Employer.

1.13 **Employee** Those Employees employed by ConAgra's Frozen Foods - Gilardi division located in Troy, Ohio, Sydney Ohio and Oklahoma City, Oklahoma, those administrative Employees employed by ConAgra's Frozen Foods - Gilardi division and certain DSD Sales Employees located in Sidney, Ohio, who are not included in a unit of collective bargaining; provided, however, that on and after May 1, 2000, the Employees described in this Section 1.13 shall no longer be covered under separate Supplement SF, but shall be covered by the ConAgra Foods Retirement Income Savings Plan under the general provisions of the Plan.

2.01(b) **Future Participants** An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of 90 days of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.02(a) **Basic Matching Contribution** The Employer shall make a Basic Matching Contribution equal to 50% of each eligible Participant's Pre-Tax Contributions and After-Tax Contributions up to 4% of his Compensation.

4.02 **Investment of Accounts** A Participant may direct the investment of his share of Employer Contributions under the same terms and conditions as he may direct the investment of his Pre-Tax Contributions or After-Tax Contributions.

SUPPLEMENT SG

(Golden Valley Microwave Foods Retirement Savings Plan)

Participants who were participants in the Golden Valley Microwave Foods Retirement Savings Plan on December 31, 1995, shall be covered by the ConAgra Foods Retirement Income Savings Plan, effective January 1, 1996, in accordance with the terms of the Plan.

Plan Sections

1.13 — **Employee** Those Employees employed by Golden Valley Microwave Foods, Inc., a subsidiary of ConAgra Foods, Inc., and effective March 11, 1998, those Employees employed at Rygmyr Foods, Worthington, Minnesota.

1.32 — **Prior Plan** The Prior Plan of a Participant described in this Supplement is the Golden Valley Microwave Foods Retirement Savings Plan as in effect on December 31, 1995.

1.36 — **Service** For the period prior to January 1, 1996, the Service of a Participant shall be equal to the number of completed Years of Service under the Prior Plan as of December 31, 1995.

1.49 — **Profit** The term "Profit" shall mean the current or accumulated earned surplus for the Employer for the fiscal year ending May 30, 1997 or any subsequent fiscal year as determined by the Employer. The determination of Profit shall be final and conclusive and binding on the Employer, the Participants, their Beneficiaries and all other person whomsoever, and subsequent adjustments to Profit for tax or other purposes shall be disregarded. For purposes of this section, the term "Employer" shall mean Golden Valley Microwave Foods, Inc.

2.01(b) — **Future Participants** Any Eligible Employee who was not a Participant in a Prior Plan of an Employer on December 31, 1996, shall become eligible to make Pre-Tax Contributions and After-Tax Contributions in accordance with Section 3.01 as of the Entry Date coincident with or immediately following his completion of 90 days of service after his Employment Date, otherwise on the next following Entry Date.

3.02(a) — **Basic Matching Contribution** The Employer shall make a Basic Matching Contribution equal to 50% of each eligible Participant's Pre-Tax Contributions and After-Tax Contributions up to 4% of his Compensation.

3.02(b) — **Special One-Time Contribution** The Employer shall make a contribution equal to $150 to each Participant's Matching Contribution Account on or after the date which is 6 months after the date the Eligible Employee first becomes a Participant in the Plan; provided, however, that such Eligible

Employee begins participation in the Plan by making Pre-Tax Contributions or After-Tax Contributions on the first date the Employee becomes eligible to make Contributions to the Plan and, provided further, that such Eligible Employee continues to participate in the Plan by making Pre-Tax Contributions or After-Tax Contributions for a period of at least 6 months following the date the Employee first began participation in the Plan.

3.02(c) **Employer Contributions** In the event that the Employer achieves a Profit objective for its fiscal year as determined by the Employer, the Employer may made an additional Employer Contribution to the Matching Contribution Account of each current Participant as of May 30, 1997, and as of any future date as determined by the Employer in its sole and absolute discretion. An Employer Contribution shall be deemed made on account of an Accounting Year if (a) the Employer designates such amount in writing to the Trustee as payment on account of such Accounting Year, or (2) the Employer claims such amount as a deduction on its federal income tax return for such Accounting Year.

Employer Contributions described in this Section 3.02(c) shall be allocated to Accounts of Participants who are employed by the Employer on the last day of the Accounting Year in the ratio that each Participant's Compensation for the Accounting Year bears to the total of all such Participants' Compensation for the Accounting Year.

For purposes of this subsection, the term "Employer" shall mean Golden Valley Microwave Foods, Inc.

4.02 **Investment of Accounts** A Participant may direct the investment of his share of Employer Contributions under the same terms and conditions as he may direct the investment of his Pre-Tax Contributions or After-Tax Contributions.

4.02(c) **Change of Investment for Current Accounts** A Participant who had Accounts in the Prior Plan shall have their Prior Plan Accounts automatically reinvested as follows based upon the investment of their Accounts in the Prior Plan.

Prior Plan Account balances invested in the following Prior Plan investment funds	Will be reinvested in the following investment funds of this Plan
Money Market Fund	Shorter-term Fixed Income Fund
Bond Fund	Longer-term Fixed Income Fund
Balanced Fund	Investment Allocation Fund
Equity Fund	Equity Growth Fund
ConAgra Foods Stock Fund	ConAgra Foods Stock Fund

Article VI **Plan Loans** Plan loans to a Participant described in this Supplement initiated under the Prior Plan shall continue to be governed by the terms of the Prior Plan until fully repaid.

SUPPLEMENT SM

Participants who are Employees of the Employer at its Monfort facilities shall be covered by the ConAgra Foods Retirement Income Savings Plan effective January 1, 1997, and Participants who are Employees of the Employer at its Zoll Foods facility, effective January 1, 2002, in accordance with the terms of the Plan.

Plan Sections

1.13 **Employee** Those Employees employed by Monfort of Colorado, Inc., a subsidiary of ConAgra Foods, Inc., and effective January 1, 2002, those Employees employed by Zoll Foods.

1.32 **Prior Plan** With respect to Employees employed by Monfort of Colorado, Inc., the Prior Plan is the Monfort 401(k) Plan as in effect on December 31, 1996. With respect to Employees employed by Zoll Foods, the Prior Plan is the Zoll Foods 401(k) Plan, as in effect on December 31, 2001.

1.36 **Service** For the period prior to January 1, 1997, the Service of a Participant employed by Monfort of Colorado, Inc. shall be equal to the number of completed Years of Service under the Prior Plan as of December 31, 1996. For the period prior to January 1, 2002, the Service of a Participant employed by Zoll Foods shall be equal to the number of completed Years of Service under the Prior Plan as of December 31, 2001.

3.02 **Matching Contributions** The Employer shall make a Matching Contribution equal to 66 2/3% of each Eligible Participant's Pre-Tax and After-Tax Contributions up to 6% of his Compensation.

4.02 **Investment of Accounts** A Participant may direct the investment of his share of Employer Contributions under the same terms and conditions as he may direct the investment of his Pre-Tax Contributions or After-Tax Contributions.

4.02(c) **Change of Investment for Current Accounts** A Participant employed by Monfort of Colorado, Inc. who had Accounts in the Prior Plan shall have their Prior Plan Accounts automatically reinvested as follows based upon the investment of their Accounts in the Prior Plan.

Prior Plan Account balances invested in the following Prior Plan investment funds	Will be reinvested in the following investment funds of this Plan
MetLife Guaranteed Fixed Income Fund	Shorter-term Fixed Income Fund
MetLife Capital Appreciation Fund	Equity Growth Fund
Met Life Stock Index Fund	Equity Index Fund
ConAgra Foods Stock Fund	ConAgra Foods Stock Fund

Article VI **Plan Loans** Plan loans to a Participant described in this Supplement initiated under the Prior Plan shall continue to be governed by the terms of the Prior Plan until fully repaid.

SUPPLEMENT SV

CONAGRA RETIREMENT INCOME SAVINGS PLAN

Employees identified in this Supplement shall be covered by the ConAgra Foods Retirement Income Savings Plan effective as of February 1, 1998, in accordance with the terms of the Plan subject to the following:

Plan Section

1.13 **Employee** Those salaried Employees employed at the Employer's Armour Swift-Eckrich DSD branches who are not included in a unit of collective bargaining.

2.01(b) **Future Participants** An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of one year of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(a) **Pre-Tax Contributions** For each Accounting Year a Participant may make voluntary Pre-Tax Contributions of not less than 2% nor more than 10% of his Compensation for the Accounting Year in 1% increments.

3.01(b) **After-Tax Contributions** A Participant may not make after tax contributions to the Plan.

3.02 **Employer Contributions** The Employer shall make a Matching Contribution equal to 20% of each eligible Participant's Pre-Tax Contributions up to 5% of his Compensation.

6.01 **Loans** A loan from the Plan shall not be permitted to any Participant under this Supplement.

5.07(a) **General Withdrawal** A General Withdrawal of any portion of a Participant's Accounts is not permitted.

SUPPLEMENT SW

CONAGRA RETIREMENT INCOME SAVINGS PLAN

Participants who are Employees of the Company at its Orville Redenbacher/Swiss Miss Foods Co., Hunt-Wesson, Inc. facility in Waterloo, Iowa shall be covered by the ConAgra Foods Retirement Income Savings Plan effective as of March 1, 1998, in accordance with the terms of the Plan subject to the following:

Plan Sections

1.21A **Mandatory Contributions** means the contributions made by a Participant which are required as a condition of his employment or as a condition of his participation in the Plan.

1.11 **Compensation** means a Participant's regular salary paid by an Employer for an Accounting Year, including Pre-Tax Contributions to this Plan, overtime, commissions, sick pay and bonuses; and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding Matching Contributions to this Plan, fringe benefits, and any amounts received by the Participant under the ConAgra Foods Long-Term Senior Management Plan or similar plan or program which is so designated by the Sponsoring Employer.

Section 401(a)(17) of the Code for any Accounting Year shall be treated as Compensation for purposes of this Plan. (Effective for Accounting Years beginning on or after January 1, 1989 the applicable dollar limit is $200,000, as adjusted, and effective for Accounting Years beginning on or after January 1, 1994 the applicable dollar limit is $150,000, as adjusted.)

3.01(a)(1) **Mandatory Contributions** A Participant shall be required to make a Mandatory Contribution equal to 2% of his Compensation for each Accounting Year.

3.01(a)(2) **Pre-Tax Contributions** In addition to his Mandatory Contribution, for each Accounting Year a Participant who is not a Highly Compensated Employee may make voluntary Pre-Tax Contributions of not less than 1% nor more than 12% of his Compensation for the Accounting Year in 1% increments; provided, however, that in no event shall the sum of such Participant's Pre-Tax Contributions and After-Tax Contributions exceed 16% of his Compensation for the Accounting Year.

For each Accounting Year a Participant who is a Highly Compensated Employee may make voluntary Pre-Tax Contributions of not less than 1% nor more than 10% of his Compensation for the Accounting Year in 1% increments; provided, however, that in no event shall the sum of such Participant's Pre-Tax Contributions and After-Tax Contributions exceed 16% of his Compensation for the Accounting Year.

3.02 **Employer Contributions** The Employer shall make contributions under the terms and conditions described below.

Basic Matching Contribution The Employer shall make a basic Matching Contribution equal to 50% of each eligible Participant's Pre-Tax Contributions and After-Tax Contributions up to 5% of his Compensation.

Return on Equity (ROE) Match In lieu of the basic Matching Contribution, the Employer shall make a Matching Contribution equal to 50% of each eligible Participant's Pre-Tax Contributions up to 6% of his Compensation; provided the Sponsoring Employer's Return on Equity for the Fiscal Year ending in the Accounting Year is 20% or more.

A Participant who is employed by an Employer on the last day of the Sponsoring Employer's Fiscal Year; a Participant who terminates employment during the Accounting Year after attaining age 55 and having at least 10 years of Service; or a Participant who terminates employment during the Accounting Year due to Total and Permanent Disability shall be eligible for the Matching Contribution described in this Section; provided such Participant has elected to make Pre-Tax Contributions of an average of 6% of his Compensation during the Accounting Year in which the Fiscal Year ends that the Participant was an Eligible Employee excluding, in the case of an Employee who became an Eligible Employee during the Accounting Year, the period prior to the earliest date the Eligible Employee could begin making Pre-Tax Contributions to the Plan.

Company Contribution The Employer shall make a Contribution equal to 2% of a Participant's Compensation, regardless of whether the Participant has made Pre-Tax Contributions or After-Tax Contributions to the Plan.

Profit Sharing Contribution In addition to the Company Contribution, the Employer shall make a Contribution equal to 1%, 2%, 3%, 4% or 5% of a Participant's Compensation, regardless of whether the Participant has made Pre-Tax Contributions or After-Tax Contributions to the Plan. The amount of the Profit Sharing Contribution shall be determined by the Sponsoring Employer depending on the Company's profitability for the preceding fiscal year. A Participant who is employed by an Employer on the last day of the Sponsoring Employer's Fiscal Year; a Participant who terminates employment during the Accounting Year after attaining age 55 and having at least 10 years of Service; or a Participant who terminates employment during the Accounting Year due to Total and Permanent Disability shall be eligible for the Profit Sharing Contribution described in this Section.

4.02(a) **Direction by Employees** A Participant may direct the investment of his combined contributions to his Pre-Tax Contribution Account, After-Tax Contribution Account, Rollover Account or Transfer Account in 1% increments among the Plan's investment funds.

An Eligible Employee shall direct the investment of his Accounts upon his initial enrollment in the Plan. In the absence of any direction from the Employee, the contributions shall be invested in the Shorter-Term Fixed Income Fund.

All Matching Contributions, including Basic Matching Contributions and Return on Equity Matching Contributions, and all Company Contributions shall be invested in the ConAgra Foods Stock Fund and shall remain invested in the ConAgra Foods Stock Fund except as provided in Section 4.02(c) of the Plan. All Profit Sharing Contributions shall be initially invested in the Shorter-Term Fixed Income Fund, but a Participant may elect to change the investment in his Profit Sharing Contribution Account as provided in Section 4.02(c) of the Plan.

g:\legal\crisp02a.doc

013002


SEC MAIL
RECEIVED
PROCESSING
JUN 2 8 2002
WASH. D.C.
155
SECTION

CONAGRA FOODS RETIREMENT INCOME

SAVINGS PLAN

FOR HOURLY RATE PRODUCTION EMPLOYEES

(Amended and Restated Effective January 1, 2002)

TABLE OF CONTENTS

ARTICLE/SECTION	TITLE/HEADINGS	PAGE

ARTICLE I

DEFINITIONS

Section 1.01 "Accounting Year"
Accounting Year means, for the period prior to January 1, 1993, the calendar year. The period beginning January 1, 1993 and ending May 31, 1993 shall be a short Accounting Year. The period beginning June 1, 1993 and ending May 31, 1994 shall be an Accounting Year. The period beginning June 1, 1994 and ending December 31, 1994 shall be a short Accounting Year. Thereafter the term Accounting Year means the period beginning on January 1 of each year and ending the following December 31.

Section 1.02 "Accounts"
Accounts mean a Participant's Pre-Tax Contribution Account, After-Tax Contribution Account, Matching Contribution Account, Rollover Account, Transfer Account, ESOP Pre-Tax Contribution Account, ESOP After-Tax Contribution Account, ESOP Matching Contribution Account, ESOP Dividend Reinvestment Account, ESOP Rollover Account, and ESOP Transfer Account. Subaccounts may be established within any Account as are necessary for proper administration of the Plan

Section 1.03 "After-Tax Contribution Account"
After-Tax Contribution Account means the account established for a Participant to which shall be credited (i) the amount of his After-Tax Contributions and (ii) the account's proportionate share of any net investment gains. From the account, its proportionate share of any net investment losses and any benefit payments, withdrawals or other disbursements shall be deducted. The Participant's interest in his After-Tax Contribution Account shall be nonforfeitable.

Section 1.04 "After-Tax Contributions"
After-Tax Contributions means the contributions made by the Participant which are not considered "elective deferrals" as described in Section 402(g)(3) of the Code.

Section 1.05 "Affiliate"
Affiliate means any corporation which is a member of a controlled group of corporations (as defined in Section 414(b) of the Code) which includes an Employer; any trade or business (whether or not incorporated) which is under common control (as defined in Section 414(c) of the Code) with an Employer; any organization (whether or not incorporated) which is a member of an affiliated service group (as defined in Section 414(m) of the Code) which includes an Employer; or any other entity required to be aggregated with an Employer pursuant to regulations under Section 414(o) of the Code.

Section 1.06 "Annuity Starting Date"
Annuity Starting Date means the first day of the first period for which an amount is payable as an annuity or other form.

Section 1.06A - "Automatic Contributions" means the Employee contributions made by a Participant who does not otherwise elect to participate in the Plan or who elects to contribute less than 3% of Compensation and who does not otherwise elect to suspend or reduce his Employee contributions after first becoming eligible to participate in the Plan.

Section 1.07 "Beneficiary"
Beneficiary means the person or persons to whom the share of a deceased Participant's Accounts are payable.

Section 1.08 "Board of Directors"
Board of Directors means the Board of Directors of the Sponsoring Employer.

Section 1.09 "Code"
Code means the Internal Revenue Code of 1986, as amended from time to time.

Section 1.10 "Committee"
Committee means the ConAgra Foods Employee Benefits Committee.

Section 1.11 "Compensation"
Compensation means, unless otherwise provided in an applicable Supplement, a Participant's regular salary paid by an Employer for an Accounting Year, including Pre-Tax Contributions to this Plan, overtime, commissions and bonuses (excluding sign-on bonuses and referral bonuses), and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code or pursuant to Section 132(f)(4) of the Code, but excluding Matching Contributions to this Plan and fringe benefits.

On or after January 1, 1989, no amount in excess of the applicable dollar limit under Section 401(a)(17) of the Code for any Accounting Year shall be treated as Compensation for purposes of this Plan.

Section 1.11A "EasyAccess"
Easy Access means the term used to refer to the interactive voice response system or web site that Participants will use to enroll in the Plan and make and initiate transactions to their Accounts.

Section 1.12 "Eligible Employee"
Eligible Employee means any Employee who has satisfied the provisions of Section 2.01 and whose payroll status is other than that of a salaried exempt and salaried non-exempt hourly, clerical, administrative or technical employee paid on an hourly basis as those terms are used in the Fair Labor Standards Act in effect at the time of the adoption of this Plan; provided, however, the following Employees shall not be Eligible Employees;

(1) Any Employee of a foreign subsidiary if such Employee is not a citizen of the United States;

(2) Any Employee of a foreign subsidiary if contributions under a funded plan of deferred compensation are provided by any person or corporation, other than an Employer, with respect to the remuneration paid to such Employee by such foreign subsidiary;

(3) Any Employee whose conditions of employment are subject to the terms of a collective bargaining agreement, unless such collective bargaining agreement provides to the contrary;

(4) Any Employee employed in an employment classification under which the Employee is regularly scheduled to work less than 1,000 hours per calendar year, provided such

Employee does in fact work less than 1,000 hours during each calendar year of employment;

(5) Any Employee employed in an employment classification under which the employment relationship is anticipated to be for a definite duration; and

(6) Temporary employees and merchandising employees of Hunt-Wesson, Inc. and its subsidiaries.

Section 1.13 "Employee"
means each current or future Employee of the Employers who is included in a group of Employees that an Employer has designated to be covered by the Plan, excluding any "leased employee" as defined in Section 414(n)(2) of the Code. Should any former "leased employee" of an Employer or Affiliate become an Eligible Employee, his period of employment while a "leased employee" shall be taken into account in determining his years of Service. Notwithstanding any other provision of this Plan, individuals who are not contemporaneously classified as employees of the Employer for purposes of the Employer's payroll system (including, without limitation, individuals employed by temporary help firms, technical help firms, staffing firms, employee leasing firms, professional employer organizations or other staffing firms whether or not deemed to be "common law" employees or "leased employees" within the meaning of Section 414(n) of the Code) are not considered to be Employees of the Employer and shall not be eligible to participate in the Plan. In the event any such individuals are reclassified as employees for any purpose, including without limitation, common law or statutory employees, by any action of any third party, including without limitation, any government agency, or as a result of any private lawsuit, action or administrative proceeding, such individuals shall, notwithstanding such reclassification, remain ineligible for participation hereunder. The term "Employee" shall include any Employee who is on a leave of absence approved by his Employer, including a leave of absence pursuant to the terms of the Family and Medical Leave Act of 1993 ("FMLA"), unless the Employee on leave provides notice to the Employer of an intent not to return to work at the end of the leave.

Section 1.14 "Employer"
Employer means a corporation, including the Sponsoring Employer, that participates in the Plan with respect to its Eligible Employees in accordance with Article X.

Section 1.15 "Employer Stock"
Employer Stock means common stock of the Sponsoring Employer.

Section 1.16 "Employment Date"
Employment Date means the date an Employee first performs an hour of service for an Employer or Affiliate, unless otherwise provided in an applicable Supplement. Notwithstanding the foregoing, the Employment Date of an Employee who is employed by an Employer on the date the Employer becomes an Employer shall be established by the Sponsoring Employer. The Employment Date of an Employee who is employed by an Employer on the date the Employer is merged with or acquired by an Employer or Affiliate shall be the date of the merger or acquisition, or the earlier date as established by the Sponsoring Employer.

Section 1.17 "Entry Date"
Entry Date means the earlier of (i) the first or second pay period following an Eligible Employee's satisfactory completion of the enrollment process, and (ii) the pay period during which Automatic Contributions begin.

Section 1.18 "ERISA"
ERISA means the Employee Retirement Income Security Act of 1974, as amended.

Section 1.18A "ESOP After-Tax Contribution Account"
ESOP After-Tax Contribution Account means the account established for a Participant to which shall be credited (i) the amount of his investment in the ConAgra Foods Stock Fund transferred from the Participant's After-Tax Contribution Account and (ii) the account's proportionate share of any net investment gains. From the account, its proportionate share of any net investment losses and any benefit payments, withdrawals or other disbursements shall be deducted. The Participant's interest in his ESOP After-Tax Contribution Account shall be nonforfeitable.

Section 1.18B "ESOP Dividend Reinvestment Account"
ESOP Dividend Reinvestment Account means the account established for a Participant who, pursuant to Section 5.10 of the Plan, is entitled to elect to receive dividends on his investment in the ESOP ConAgra Foods Stock Fund and who does not elect to receive such dividends, to which shall be credited (i) the amount of dividends reinvested in the ESOP ConAgra Foods Stock Fund, and (ii) the account's proportionate share of any net investment gains. From the account, its proportionate share of any net investment losses and any benefit payments, withdrawals or other disbursements shall be deducted. The Participant's interest in his ESOP Dividend Reinvestment Account shall be nonforfeitable.

Section 1.18C "ESOP ConAgra Foods Stock Fund"
ESOP ConAgra Foods Stock Fund means that portion of the Plan which shall consist of Participants' ESOP Pre-Tax Contribution Accounts, ESOP After-Tax Contribution Accounts, ESOP Matching Contribution Accounts, ESOP Dividend Reinvestment Accounts, ESOP Rollover Accounts, and ESOP Transfer Accounts, and such other ESOP accounts that may be established under an applicable Supplement. It is intended that this portion of the Plan is designed to invest primarily in Employer Stock, that it shall qualify as an employee stock ownership plan as defined in Section 4975(e)(7) of the Code, and that the Participant's pro rata share of dividends paid on shares held in the ESOP ConAgra Foods Stock Fund shall be deductible pursuant to Section 404(k)(2)(A) of the Code, whether paid to Participants or reinvested in the ESOP ConAgra Foods Stock Fund.

Section 1.18D "ESOP Matching Contribution Account"
ESOP Matching Contribution Account means the account established on behalf of a Participant to which shall be credited (i) the amount of his investment in the ConAgra Foods Stock Fund transferred from the Participant's Matching Contribution Account, and (ii) the account's proportionate share of any net investment gains. From the account, its proportionate share of net investment losses, and benefit payments, withdrawals or other disbursements shall be deducted. The Participant's interest in his ESOP Matching Contribution Account shall be vested in accordance with the schedule set forth in Section 5.02(b).

Section 1.18E "ESOP Pre-Tax Contribution Account"
ESOP Pre-Tax Contribution Account means the account established on behalf of a Participant to which shall be credited (i) the amount of his investment in the ConAgra Foods Stock Fund transferred from the Participant's Pre-Tax Contribution Account; and (ii) the account's proportionate share of net investment gains. From the account, its proportionate share of net investment losses, and benefit payments, withdrawals or other disbursements shall be deducted. The Participant's interest in his ESOP Pre-Tax Contribution Account shall be nonforfeitable.

Section 1.18F "ESOP Rollover Account"
ESOP Rollover Account means an account established on behalf of an Eligible Employee to which shall be credited (i) the amount of his investment in the ConAgra Foods Stock Fund transferred from the Employee's Rollover Account; and (ii) the account's proportionate share of net investment gains. From the account, the account's proportionate share of net investment losses, and benefit payments, withdrawals or other disbursements shall be deducted. The Employee's interest in his ESOP Rollover Account shall be nonforfeitable.

Section 1.18G "ESOP Transfer Account"
ESOP Transfer Account means an account established on behalf of an Eligible Employee to which shall be credited (i) the amount of his investment in the ConAgra Foods Stock Fund transferred from the Employee's Transfer Account, and (ii) the account's proportionate share of net investment gains. From the account, the account's proportionate share of net investment losses, and benefit payments, withdrawals or other disbursements shall be deducted. The Employee's interest in his ESOP Transfer Account shall be nonforfeitable.

Section 1.19 "Fiscal Year"
Fiscal Year means the Sponsoring Employer's financial accounting year based upon a 52 to 53 week accounting year ending on the last Sunday of May and commencing on the next day.

Section 1.20 "Forfeiture"
Forfeiture means the portion of a Participant's Matching Contribution Account which is forfeited (i) as a result of his termination of employment prior to having a fully vested interest in the Account or (ii) pursuant to Sections 3.04, 3.06 or 3.07 of the Plan. Forfeitures shall first be applied to restore any Matching Contribution Account pursuant to Section 5.05 and thereafter to reduce the obligation of the Employers to make contributions to the Plan.

Section 1.21 "Highly Compensated Employee"
Highly Compensated Employee, for each Accounting Year beginning on or after January 1, 1997, shall have the same meaning as defined in Section 414(q) of the Code, including any Employee of an Employer or Affiliate who:

(a) Was a 5% (or greater) owner of an Employer or any Affiliate of an Employer (as defined in Section 416(i) of the Code) in the current or preceding Accounting Year; or

(b) Received more than $80,000 (as such amount may be adjusted by the Secretary of the Treasury as authorized by the Code) in compensation in the preceding Accounting Year.

For purposes of this Section, the term "compensation" means Section 415 Compensation.

Notwithstanding any provision of this Section to the contrary, the number of Employees treated as Highly Compensated Employees for an Accounting Year is limited to those Employees, who, in the preceding Accounting Year were in the top 1/5th of all employees of an Employer and any Affiliates of an Employer ranked by compensation.

Section 1.22 "Mandatory Contributions"
Mandatory Contributions means the contributions made by a Participant which are required as a condition of his employment or as a condition of his participation in the Plan.

Section 1.23 "Matching Contribution Account"
Matching Contribution Account means the account established on behalf of a Participant to which shall be credited (i) the amount allocated to the Participant as a Matching Contribution, and (ii) the account's proportionate share of any net investment gains. From the account, its proportionate share of net investment losses, and benefit payments, withdrawals or other disbursements shall be deducted. To the extent necessary for proper administration of the Plan, subaccounts may be established within a Matching Contribution Account. The Participant's interest in his Matching Contribution Account shall be vested in accordance with the schedule set forth in Section 5.02(b).

Section 1.24 "Matching Contributions"
Matching Contributions means the Employer Contributions described in Section 3.02, and shall include any Basic Matching Contributions, Return on Equity Contributions, Profit Sharing Contributions, Special One-Time Contributions or any other Employer Contributions described in the Plan or applicable Supplement whether or not such contributions are conditioned upon contributions by Eligible Employees; provided, however, that such Employer Contributions that are not conditioned upon the Participant's Pre-Tax Contributions, Mandatory Contributions or After-Tax Contributions to the Plan shall not be taken into account for purposes of the mathematical nondiscrimination test described in Section 3.07 of the Plan.

Section 1.25 "Nondiscrimination Compensation"
Nondiscrimination Compensation means, for each Participant, that portion of his total compensation for the Accounting Year earned while a Participant which would be nondiscriminatory within the meaning of Code Section 414(s). The Committee may determine the Nondiscrimination Compensation of each Participant from year to year for purposes of performing the mathematical nondiscrimination tests described in Sections 3.06 and 3.07 and the determination shall be made consistently among all Participants to the extent required by Code Section 414(s).

Section 1.26 "Non-Highly Compensated Employee"
Non-Highly Compensated Employee, for each Accounting Year beginning on or after January 1, 1987, means an employee of an Employer or Affiliate who is not a Highly Compensated Employee.

Section 1.27 "Normal Retirement Age"
Normal Retirement Age means age 65. Upon a Participant's attainment of Normal Retirement Age while employed by an Employer or Affiliate, the entire amount of the Participant's Matching Contribution Account shall be nonforfeitable.

Section 1.28 - "Participant"
Participant means an Eligible Employee who has satisfied the requirements set forth in Article II for participation hereunder and either has enrolled in the Plan or is deemed to be a Participant under Section 3.01 or a former Eligible Employee with an Account balance in the Plan.

Section 1.29 "Plan"
Plan means this instrument and all amendments. The name of the Plan is "ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees."

Section 1.30 "Plan Administrator"
Plan Administrator means the person or persons designated by the Sponsoring Employer pursuant to Section 7.02.

Section 1.31 "Pre-Tax Contribution Account"
Pre-Tax Contribution Account means the account established on behalf of a Participant to which shall be credited (i) the amount of his Pre-Tax Contributions and Mandatory Contributions; and (ii) the account's proportionate share of net investment gains. From the account, its proportionate share of net investment losses, and benefit payments, withdrawals or other disbursements shall be deducted. To the extent necessary for proper administration of the Plan, subaccounts may be established within a Pre-Tax Contribution Account. The Participant's interest in his Pre-Tax Contribution Account shall be nonforfeitable.

Section 1.32 "Pre-Tax Contributions"
Pre-Tax Contribution means the contributions made by a Participant which are considered "elective deferrals" as described in Section 402(g)(3) of the Code.

Section 1.33 "Prior Plan"
Prior Plan means the Plan in which a Participant was participating immediately prior to commencing participation in this Plan.

Section 1.34 "Reemployment Date"
Reemployment Date means the date on which an Employee first performs an hour of service following his Termination of Employment, unless otherwise provided in an applicable Supplement.

Section 1.35 "Return on Equity"
Return on Equity means the consolidated after-tax cash earnings of the Sponsoring Employer for its Fiscal Year expressed as a percentage of the Sponsoring Employer's common stockholder's equity as of the beginning of such Fiscal Year as determined from the Sponsoring Employer's audited consolidated financial statements for the Fiscal Year.

Section 1.36 "Rollover Account"
Rollover Account means an account established on behalf of an Eligible Employee to which shall be credited (i) the value of amounts rolled over into this Plan pursuant to Section 3.09; and (ii) the account's proportionate share of net investment gains. From the account, the account's proportionate share of net investment losses, and benefit payments, withdrawals or other disbursements shall be deducted. To the extent necessary for proper administration of the Plan, subaccounts may be

established within a Rollover Account. The Employee's interest in his Rollover Account shall be nonforfeitable.

Section 1.37 "Section 415 Compensation"

Section 415 Compensation means, for each limitation year beginning on or after January 1, 1987, the Employee's earned income, wages, salaries, fees for professional service, commissions paid to salesmen, compensation based on a percentage of profits, bonuses and other amounts received for personal services actually rendered in the course of employment and excluding the following:

(i) Employer contributions to a plan of a deferred compensation to the extent contributions are not included in gross income of the Employee for the taxable year in which contributed, or on behalf of the Employee to a "simplified employee pension plan" to the extent such contributions are deductible under Section 219(b)(7) of the Code, and distributions from a plan of deferred compensation whether or not includable in the gross income of the Employee when distributed; provided, however, that for a limitation year beginning on or after January 1, 1998, Section 415 Compensation shall include any elective deferrals as defined in Code Section 402(g)(3) and any amount which is contributed or deferred by an Employer at the election of the Employee and which is not includible in the gross income of the Employee by reason of Code Section 125 or 457; provided further, that for a limitation year beginning on or after January 1, 2001, Section 415 Compensation shall include amounts that are not includable in income by reason of Section 132(f)(4) of the Code.

(ii) Amounts realized from the exercise of a nonqualified stock option, or when restricted stock (or property) held by the Employee becomes freely transferable or is no longer subject to a substantial risk of forfeiture;

(iii) Amounts realized from the sale, exchange or other disposition of stock acquired under a qualified stock option; and

(iv) Other amounts which receive special tax benefits, such as premiums for group term life insurance (but only to the extent that the premiums are not includable in the gross income of the Employee).

In the alternative, the Plan Administrator may determine the Employee's compensation on the basis of either (i) his wages subject to federal income tax withholding or (ii) wages subject to federal income tax withholding plus payments which an Employer is required to report under Code Sections 6041(d) and 6051(a)(3), excluding moving expense reimbursements which the Employee may deduct under Code Section 217.

Section 1.38 "Service"

Service means the period, in years and days, for which an Employee is given credit for the purpose of determining his eligibility for benefits (or vesting). Unless otherwise provided in an applicable Supplement, as of any date, an Employee's Service shall be equal to the period determined under Section 1.38(a) subject to the provisions of Section 1.38(b), Section 1.38(c), Section 1.38(d), Section 1.38(e), and 1.38(f).

Section 1.38(a) The period commencing on the Employee's Employment Date or, if applicable, Reemployment Date and ending on the date of his Termination of Employment.

Section 1.38(b) If an Employee who has had a Termination of Employment is subsequently reemployed by an Employer or Affiliate prior to receiving benefits from the Plan, the following shall apply:

(i) If the Employee's Termination of Employment was due to retirement, quit or discharge and his Termination Period is less than 12 months, the Service he had at the date of his Termination of Employment shall be reinstated as of his Reemployment Date and his Service shall include his Termination Period and he shall accrue additional Service beginning as of his Reemployment Date.

(ii) If the Employee's Termination of Employment was due to a retirement, quit or discharge, during an absence from employment of 12 months or less for any reason other than a retirement, quit or discharge, and his Termination Period ends less than 12 months after the date on which he was first absent from employment, the Service he had at the date of his Termination of Employment shall be reinstated as of his Reemployment Date and his Service shall include his Termination Period and he shall accrue additional Service beginning as of his Reemployment Date.

(iii) If at his Termination of Employment, the Employee was vested as to any portion of a Plan Account, other than a Rollover or Transfer Account, the Service he had at the date of his Termination of Employment shall be reinstated as of his Reemployment Date and he shall accrue additional Service beginning as of his Reemployment Date.

(iv) If (i), (ii) or (iii) above are not applicable, the Employee's Service as of the date of his Termination of Employment shall be reinstated as of his Reemployment Date if his Termination Period is less than the greater of 5 years or his Service as of his Termination of Employment, and such Employee shall accrue additional Service beginning as of his Reemployment Date. In any other case, the Employee's Service shall be based only on the period beginning on his Reemployment Date.

Solely for the purposes of this Section 1.37(b)(iv), an Employee's Termination of Employment shall be 24 months after the commencement of an absence from work which begins on or, due to the:

(1) pregnancy of the Employee;

(2) birth of a child of the Employee;

(3) placement of a child for adoption with the Employee; or

(4) care by the Employee of a child immediately following such birth or placement.

The Employee may be required to demonstrate to the satisfaction of the Plan Administrator that the absence was due to one of the causes described above and the number of days for which there was such an absence.

Section 1.38(c) If an Employee who has had a Termination of Employment is subsequently reemployed by an Employer or Affiliate after receiving benefits from the Plan, the following shall apply:

(i) The Service he had at the date of his Termination of Employment shall be reinstated as of his Reemployment Date; or

(ii) If the Employee's Termination Period is less than 12 months, his Service shall include his Termination Period.

Section 1.38(d) Service shall include employment with an Affiliate while such employer is an Affiliate.

Section 1.38(e) An Employee's Service shall not include any period that was excluded under the terms of any applicable Prior Plan for purposes of determining his nonforfeitable accrued benefit attributable to employer contributions under such Prior Plan.

Section 1.38(f) Notwithstanding any provision of this Plan to the contrary, contributions, benefits and service credit with respect to qualified military service will be provided in accordance with Code Section 414(u).

Section 1.39 "Sponsoring Employer"
Sponsoring Employer means ConAgra Foods, Inc., a Delaware corporation.

Section 1.40 "Spouse"
Spouse means the legally married husband or wife of a Participant at the earlier of (i) the Annuity Starting Date of benefits to the Participant under the Plan; or (iii) the date of the Participant's death. To the extent required by a "qualified domestic relations order," as defined in Section 414(p) of the Code, the term Spouse shall include the former husband or wife of the Participant.

Section 1.41 "Supplement"
Supplement means an addition to the Plan describing special terms and conditions which apply to a group of Participants identified in the Supplement. The terms of a Supplement shall supersede any conflicting provisions in the Plan. The Supplements are identified by letter to correspond with the Sponsoring Employer's internal recordkeeping and are not intended to be lettered consecutively.

Section 1.42 "Termination of Employment"
Termination of Employment means the earliest to occur of the following:

(i) The date an Employee retires, quits, is discharged or dies.

(ii) If an Employee does not return from a leave of absence granted by an Employer or Affiliate upon or prior to the expiration of the leave the earlier of:

(a) the date on which the leave of absence expired; or

(b) the first anniversary of the date the leave of absence began.

(iii) If the Employee does not return from a leave of absence due to military service in the Armed Forces of the United States within the period required under federal law pertaining to veterans' reemployment rights:

(a) the date the Employee died or became Totally and Permanently Disabled, if death (or disability) is the reason the Employee does not return from the military leave; otherwise

(b) the earlier of the date the Employee is released from military service or the first anniversary of the date the military leave began.

(iv) The first anniversary of an absence from employment for any reason other than those described in (i), (ii) and (iii) above such as sickness, disability or layoff.

A Termination of Employment will not occur because of the transfer of an Employee between 2 Employers or between an Employer and an Affiliate.

Section 1.43 "Total and Permanent Disability"
Total and Permanent Disability means a physical or mental condition of a Participant resulting from bodily injury, disease or mental disorder which renders the Participant incapable of continuing gainful occupation and which condition constitutes total disability under the ConAgra Foods Long-Term Disability Plan.

Section 1.44 "Transfer Account"
Transfer Account means a separate account established on behalf of an Eligible Employee to which shall be credited (i) the value of amounts transferred to this Plan pursuant to Section 3.10; and (ii) the account's proportionate share of net investment gains. From the account, the account's proportionate share of net investment losses, and benefit payments, withdrawals or other disbursements shall be deducted. To the extent necessary for proper administration of the Plan, subaccounts shall be established within a Transfer Account.

Section 1.45 "Trust Agreement"
Trust Agreement means the ConAgra, Inc. Master Trust Agreement between ConAgra Foods, Inc. and State Street Bank and Trust Company, dated as of March 1, 1995, or any successor agreement thereto.

Section 1.46 "Trustee"
Trustee means the person or persons named as trustee or trustees in the Trust Agreement or any successor Trustee(s).

<u>Section 1.47</u> "<u>Trust Fund</u>"
Trust Fund means the assets of the Plan and Trust.

<u>Section 1.48 "Valuation Date"</u>
Valuation Date means any business day of the year, or such other dates as the Plan Administrator, in its discretion, designates as Valuation Dates.

ARTICLE II

PARTICIPATION

Section 2.01 - Eligibility to Participate
Unless otherwise provided in an applicable Supplement, an individual shall become a Participant in this Plan upon satisfying the requirements set forth in this Section.

Section 2.01(a) - Current Participants Each person who was a Participant in a the Plan on December 31, 1996, may remain a Participant as of January 1, 1997 without further action.

Section 2.01(b) - Future Participants Any Eligible Employee who was not a Participant in the Plan on December 31, 1996, shall become a Participant eligible to make contributions in accordance with Section 3.01 on the first Entry Date coincident with or immediately following his Employment Date.

Section 2.01(c) - Participation upon Reemployment of a Former Employee An Eligible Employee who terminates employment and later resumes employment with an Employer as an Eligible Employee shall be eligible to reenter the Plan on his reemployment date.

Section 2.02 - Transfer of Employment/Change of Employment Classification
Unless otherwise provided in an applicable Supplement, the effect under this Plan of a transfer of employment between an Employer and an Affiliate, or a change of employment classification with an Employer, shall be as set forth in Section 2.02(a) or Section 2.02(b), whichever is applicable:

Section 2.02(a) If the change in employment classification or transfer of employment is such that a Participant is no longer an Eligible Employee, but he remains an employee of an Employer or Affiliate, then:

(i) the inactive Participant shall not be entitled to make contributions for the period during which he is an inactive Participant;

(ii) the inactive Participant shall continue to earn Service;

(iii) the inactive Participant's Accounts shall continue to be held by the Plan and shall be adjusted in the manner described in Section 4.04, as long as he is employed by an Employer or Affiliate; and

(iv) the inactive Participant shall remain eligible to make in-service withdrawals under the conditions described in Section 5.07.

Upon an inactive Participant's return to status as an Eligible Employee, he shall again become eligible to make contributions to the Plan on the date he again becomes an Eligible Employee.

Section 2.02(b) If the transfer of employment or change in employment classification is such that a person who was not an Eligible Employee, but who was employed by an Employer or Affiliate, becomes an Eligible Employee then:

(i) he shall become a Participant on the first Entry Date coincident with or immediately following the date he first becomes an Eligible Employee; and

(ii) he shall be credited with years of Service based on his employment both as an employee of an Affiliate and as an Employee of an Employer.

ARTICLE III

CONTRIBUTIONS

Section 3.01 - Employee Contributions Each Eligible Employee who is not included in a unit of collective bargaining and who is not required to make Mandatory Contributions as provided in an applicable Supplement automatically becomes a Participant in this Plan and shall be deemed to have elected to make Pre-Tax Contributions equal to 3% of such Eligible Employee's Compensation for the Accounting Year by payroll deduction. In addition, any Eligible Employee may specify, under the enrollment procedures established by the Committee, at the time he becomes eligible to participate in the Plan, the rate of Pre-Tax Contributions and After-Tax Contributions he wants to make, by payroll deduction in accordance with Section 3.01(a) and Section 3.01(b) below. Employee contributions shall be transmitted by the Employer to the Trustee as soon as reasonably practicable after each withholding (but in no event later than the 15th day of the month following the month in which such withholding was made).

Section 3.01(a) - Mandatory Contributions If provided in an applicable Supplement, a Participant will be required to make a Mandatory Contribution in an amount described in the Supplement.

Section 3.01(b) - Voluntary Pre-Tax Contributions For each Accounting Year, a Participant who is not a Highly Compensated Employee may make Pre-Tax Contributions of not less than 1% nor more than 16% of his Compensation for the Accounting Year in 1% increments; provided, however, in no event shall the sum of such Participant's Pre-Tax Contributions and After-Tax Contributions exceed 16% of his Compensation for the Accounting Year.

For each Accounting Year, a Participant who is a Highly Compensated Employee may make Pre-Tax Contributions of not less than 1% nor more than 10% of his Compensation for the Accounting Year in 1% increments; provided, however, in no event shall the sum of such Participant's Pre-Tax Contributions and After-Tax Contributions exceed 16% of his Compensation for the Accounting Year.

Mandatory Contributions and Voluntary Pre-Tax Contributions shall be contributed to the Participant's Pre-Tax Contribution Account.

Section 3.01(c) - After-Tax Contributions If specifically permitted under the terms of an applicable Supplement, for each Accounting Year, a Participant may make After-Tax Contributions of not less than 1% nor more than 10% of his Compensation for the Accounting Year in 1% increments; provided, however, in no event shall the sum of a Participant's Pre-Tax Contributions and After-Tax Contributions exceed 16% of his Compensation for the Accounting Year.

If specifically permitted under the terms of an applicable Supplement, a Participant whose Pre-Tax Contribution election for an Accounting Year exceeds the annual limit described in Section 3.04 may elect to have the excess contributed to the Plan as an After-Tax Contribution;

provided, however, in no event shall the Participant's total After-Tax Contributions for the Accounting Year exceed 10% of his Compensation for the Accounting Year or shall the sum of a Participant's Pre-Tax Contributions and After-Tax Contributions exceed 16% of his Compensation for the Accounting Year.

After-Tax Contributions shall be contributed to the Participant's After-Tax Contribution Account.

Section 3.01(d) - Change of Contributions Unless otherwise provided in an applicable Supplement, a Participant may at any time change the rate of his voluntary Pre-Tax Contributions and/or After-Tax Contributions within the limitations of Sections 3.01(b) and 3.01(c), by using EasyAccess. Such change will be effective within 2 payroll periods after the request for the changes is made. A change in rate includes an election to suspend all of a Participant's automatic or voluntary Pre-Tax Contributions or voluntary After-Tax Contributions, or both, but not a Participant's Mandatory Contributions."

Section 3.02 - Employer Contributions
The Employer shall make contributions under the terms and conditions described in the applicable Supplement. Employer contributions for an Accounting Year shall be paid to the Trustee on or before the due date (with extensions granted) of the Employers' federal income tax return for the taxable year for which such contributions are made. Unless otherwise provided in an applicable Supplement, Employer contributions may be made in cash or in shares of Employer Stock.

Section 3.03 - Maximum Deductible Contributions
The contributions of the Employers shall be subject to the following limitations:

(i) In no event shall an Employer be obligated to make a contribution for an Accounting Year in excess of the maximum amount deductible under Section 404(a)(3)(A) of the Code; and

(ii) The contributions made to the Plan by an Employer are conditioned upon the contributions being deductible under Section 404 of the Code and there being no good faith mistake of fact in making the contribution. If a deduction for federal income tax purposes is disallowed under Section 404 of the Code, the Employer shall withdraw any such disallowed contribution within 1 year of receipt by the Employer of a notice of the disallowance of a claimed deduction. If within 1 year of making a contribution, it is discovered a good faith mistake of fact was made, the Employer shall withdraw the portion of the contribution attributable to the mistake within 1 year of the contribution.

If the Employer cannot withdraw a contribution, such amount shall be applied to reduce its Employer contribution for the next Accounting Year for which the Employer makes contributions.

Section 3.04 - Limitation on Pre-Tax Contributions
Notwithstanding any provision of the Plan to the contrary, in no event shall a Participant's Pre-Tax Contributions (when combined with other elective deferrals as defined under Section 402(g)(3) of the Code made by the Participant under all other plans, contracts or arrangements of the Employers and their Affiliates), exceed $7,000 in a calendar year beginning on or after January 1, 1987, or $11,000 in a

calendar year beginning on or after January 1, 2002 (or such other amount resulting from adjustments under Section 415(d) of the Code). The Sponsoring Employer will monitor each Participant's Pre-Tax Contributions throughout the year and may, as necessary, reduce a Participant's Pre-Tax Contributions if it appears the applicable annual dollar limit will be exceeded. If it is determined that the Participant has exceeded the limit set forth in this Section for a calendar year, the excess amount and any income allocable to such excess amount shall be distributed to the Participant no later than April 15 following calendar year in which the excess contribution was made. Matching Contributions attributable to excess Pre-Tax Contributions, with the income allocable to such Matching Contributions calculated in accordance with regulations under Section 401(m) of the Code, shall be withdrawn from the affected Participants' Accounts and applied as Forfeitures. The return of Pre-Tax Contributions and withdrawal of Matching Contributions and income shall be accomplished by a reduction of the affected Participants' investments in the Plan's Investment Funds in the manner determined by the Plan Administrator. A distribution shall be made during the same calendar year in which the excess Pre-Tax Contributions were made, only if (i) the Participant and the Plan designate the distribution as a distribution of an excess deferral, and (ii) the distribution is made after the date on which the Plan received the excess deferral. Even though withdrawn, excess Pre-Tax Contributions of Highly Compensated Employees shall continue to be considered as Pre-Tax Contributions for purposes of determining the average deferral percentage under Section 3.06.

Section 3.05 - Limitation on Total Contributions

Notwithstanding any other Plan provisions to the contrary, except for contributions to a Rollover Account or Transfer Account, the total Annual Additions to a Participant's Account in this Plan and any other defined contribution plan of the Employer and Affiliates for any limitation year beginning on or after January 1, 1987 (which is a calendar year for purposes of this Plan) shall not exceed the lesser of (i) $30,000 ($40,000 on or after January 1, 2002), as adjusted pursuant to Section 415(d)(1)(B) of the Code, or (ii) 25% (100% on or after January 1, 2002) of the Participant's Section 415 Compensation for such limitation year.

"Annual Addition" means the total additions in the limitation year to the Participant's Accounts in this Plan and any other defined contribution plan of the Employer or Affiliates attributable to:

(i) employer contributions;

(ii) employee contributions;

(iii) forfeitures; and

(iv) post-retirement medical benefits or individual medical accounts maintained under pension or annuity plans of the Employers or Affiliates pursuant to Sections 419(d)(3) and 415(l)(2) of the Code which are treated as "annual additions" for purposes of Section 415 of the Code.

If a Participant receives Annual Additions under another defined contribution plan of the Employers and Affiliates, as well as under this Plan, the limitation on aggregate Annual Additions described in this Section shall be complied with first by a reduction, if necessary, in the Annual Additions under this Plan. During each limitation year, the Sponsoring Employer shall monitor the aggregate Annual Additions made to defined contribution plans of the Employers and Affiliates and may suspend or decrease the rate of Pre-Tax Contributions or After-Tax Contributions (and Matching Contributions attributable thereto) so that the aggregate limit will be satisfied.

Section 3.05(a) - Corrective Adjustments In the event that corrective adjustments in the Annual Additions to any Participant's Accounts are required, the adjustments shall be made by:

(i) A reduction in the Participant's After-Tax Contribution Account, followed by a reduction in the Participant's ESOP After-Tax Contribution Account, of After-Tax Contributions for the limitation year and the earnings attributable to the After-Tax Contributions and by a reduction in the Matching Contribution Account, followed by a reduction the Participant's ESOP Matching Contribution Account, of Matching Contributions attributable to the After-Tax Contributions and the earnings attributable to the Matching Contributions; then by

(ii) A reduction in the Participant's Pre-Tax Contribution Account, followed by a reduction in the Participant's ESOP Pre-Tax Contribution Account, of Pre-Tax Contributions for the limitation year and the earnings attributable to the Pre-Tax Contributions, and by a reduction in the Matching Contribution Account, followed by a reduction the Participant's ESOP Matching Contribution Account, of Matching Contributions attributable to the Pre-Tax Contributions and the earnings attributable to the Matching Contributions; then by

(iii) A reduction in a Participant's Account of Employer contributions for the limitation year other than Matching Contributions and the earnings attributable to such contributions.

The aggregate amount of corrective adjustments that are attributable to Pre-Tax Contributions, After-Tax Contributions and earnings on After-Tax Contributions shall be distributed to the affected Participant. The aggregate amount of corrective adjustments that are attributable to Matching Contributions and Employer contributions other than Matching Contributions, and earnings on such contributions, shall be held in suspense and applied to reduce any later contributions to this Plan by the Employers.

Section 3.05(b) - Combined Plans Limit If a Participant is a participant in a defined benefit plan maintained by his Employer or an Affiliate, the sum of his defined benefit plan fraction and his defined contribution plan fraction for a limitation year may not exceed 1.0.

For purposes of this Section, Defined Contribution Plan Fraction means a fraction the numerator of which is the sum of all of the Annual Additions to (a) the Participant's Accounts under this Plan and (b) the Participant's accounts under any other defined contribution plans which may be maintained by the Employers and their Affiliates as of the close of the limitation year and the denominator of which is the sum of the lesser of the following amounts determined for the limitation year and for each prior limitation year of his employment by the Employers or their Affiliates:

(i) The product of 1.25 multiplied by the dollar limitation under Section 415(c)(1)(A) of the Code for the limitation year; and

(ii) The product of 1.4 multiplied by the percentage limitation under Section 415(c)(1)(B) of the Code with respect to the Participant for the limitation year.

For purposes of this Section, Defined Benefit Plan Fraction means a fraction the numerator of which is the Participant's projected annual benefit (as defined in the defined benefit plan) determined as of the close of the limitation year and the denominator of which is the lesser of:

(i) The product of 1.25 multiplied by the dollar limitation under Section 415(b)(1)(A) of the Code for the limitation year; and

(ii) The product of 1.4 multiplied by the percentage limitation under Section 415(b)(1)(A) of the Code with respect to the Participant for the limitation year.

contribution plan set forth in this Section shall be complied with by a reduction in the Participant's benefits under the defined benefit plan and his benefits hereunder shall not be affected by the aggregate limitation. Notwithstanding the above, the limitation on aggregate benefits described in this Section 3.05(b) shall not apply to any benefit payable under any defined benefit plan when such benefit commences on or after January 1, 2000; further, the limitation on aggregate benefits described in this Section 3.05(b) shall not apply to any benefit under any defined benefit payable on or after January 1, 2000, regardless of when payments to the former Employee commenced; provided, however, that such former Employee is simultaneously receiving periodic payments from the ConAgra Foods, Inc. Nonqualified Supplemental Plan.

Section 3.06 - Mathematical Nondiscrimination Test for Pre-Tax Contributions

Notwithstanding any of the provisions of this Plan to the contrary, in each Accounting Year beginning on and after January 1, 1987, the Participant's Pre-Tax Contributions which are contributed to the Participant's Pre-Tax Contribution Account shall be subject to the mathematical nondiscrimination test set forth in Section 401(k) of the Code: that is, the Average Deferral Percentage of the eligible Highly Compensated Employees for each Accounting Year shall not exceed the average deferral percentage of the eligible Non-Highly Compensated Employees for the prior Accounting Year (or if elected by the Plan Administrator, for the current Accounting Year) by more than the limit determined in accordance with the following table counting for this purpose each Pre-Tax Contribution (including zero Pre-Tax Contributions in the case of any noncontributing Eligible Employee):

If the Average Deferral Percentage (ADP) of the Non-Highly Compensated Employees is	The Average Deferral Percentage (ADP) of the Highly Compensated Employees can be
Less than 2%	Up to the ADP of the eligible Non-Highly Compensated Employees multiplied by 2.0 (the "alternative test").
2% but not more than 8%	Up to the ADP of the eligible Non-Highly compensated Employees plus 2% (the "alternative test").
8% or more	Up to the ADP of the eligible Non-Highly compensated Employees multiplied by 1.25 (the "general test").

Average Deferral Percentage means the average of the ratios (calculated separately for each Eligible Employee) of (i) the amount of Pre-Tax Contributions paid over to the Trust Fund on behalf of each Eligible Employee for the Accounting Year to (ii) the Eligible Employee's Nondiscrimination Compensation for the Accounting Year. In calculating the ratio of each Eligible Employee for an Accounting Year, a Pre-Tax Contribution shall be taken into account only if allocated to the Eligible Employee as of a date within the Accounting Year and only if the Pre-Tax Contribution relates to compensation for services performed within the Accounting Year and would have been received by the Eligible Employee during the Accounting Year or within 2½ months thereafter if not for the election to make a Pre-Tax Contribution.

If it appears at any time within an Accounting Year that the mathematical nondiscrimination test may not be satisfied, the Sponsoring Employer may suspend or decrease the rate of Pre-Tax Contributions of Highly Compensated Employees (beginning with the Highly Compensated Employee with the highest average deferral percentage) for the remainder of the Accounting Year.

If after the end of the Accounting Year, it is determined that the mathematical nondiscrimination test has not been satisfied, the Plan Administrator shall:

(i) determine the dollar amount of excess contributions for each affected Highly Compensated Employee in accordance with the provision set forth herein;

(ii) reduce the applicable contributions of the Highly Compensated Employees beginning with the Highly Compensated Employee(s) with the highest dollar amount(s), to equal the dollar amount of the Highly Compensated Employee with the next highest dollar amount and distribute this amount to the Highly Compensated Employee(s) with the highest dollar amount(s);

(iii) repeat the process until the total excess contributions are distributed.

Amounts distributed herein shall include any income allocable to the Participants' Pre-Tax Contributions, calculated and distributed in accordance with Code Section 401(k)(8)(C) and the regulations thereunder. In addition, Matching Contributions determined to be attributable to Pre-Tax Contributions returned pursuant to this Section, with the income allocable to such Matching Contributions calculated in accordance with regulations under Section 401(m) of the Code, shall be withdrawn from the affected Participants' Matching Contribution Accounts and applied in the same manner as Forfeitures. Provided these procedures are followed, the Average Deferral Percentage is treated as meeting the nondiscrimination test of Section 401(k)(3) of the Code regardless of whether the Average Deferral Percentage, if recalculated after distribution, would satisfy Section 401(k)(3) of the Code.

The return of Pre-Tax Contributions and income and the withdrawal of Matching Contributions and income shall occur within 12 months following the Accounting Year in which the Plan failed to satisfy the mathematical nondiscrimination test. The return of Pre-Tax Contributions and income shall be accomplished by a reduction of the Participant's investments in the Plan's investment funds in proportions determined by the Plan Administrator.

Notwithstanding any provision of this Section to the contrary:

(i) the individual deferral percentage for any eligible Highly Compensated Employee who is eligible to make elective deferrals (as defined in Section 402(g) of the Code) under 2 or more cash or deferred arrangements of an Employer or an Affiliate shall be determined as if all the elective deferrals were made under a single arrangement (unless regulations under Section 401(k), 401(a)(4) or 410(b) of the Code provide that such cash or deferred arrangements must not be aggregated); and

(ii) in lieu of applying the mathematical nondiscrimination test described in this Section to a single group composed of all Eligible Employees as of the end of the Accounting Year, the Plan Administrator may elect to separately apply the test to two groups of Eligible Employees: one group consisting of those Eligible Employees who have not completed the minimum age and service conditions described in Section 410(a) of the Code as of the end of the Accounting Year, and the other group consisting of the remaining Eligible Employees.

Section 3.07 - Mathematical Nondiscrimination Test for After-Tax and Matching Contributions

Notwithstanding any other provisions of this Plan to the contrary, in each Accounting Year beginning on and after January 1, 1987, the After-Tax Contributions and Matching Contributions which are contributed to the Participant's After-Tax Contribution Account and Matching Contribution Account other than those attributable to Mandatory Contributions, made to the Plan shall be subject to the mathematical nondiscrimination test set forth in Section 401(m)(2)(A) of the Code: that is, the Average Contribution Percentage of the eligible Highly Compensated Employees in each Accounting Year shall not exceed the average contribution percentage of the eligible Non-Highly Compensated Employees for the prior Accounting Year (or if elected by the Plan Administrator, for the current Accounting Year) by more than the limit determined in accordance with the following table, counting for this purpose each After-Tax Contribution and Matching Contribution other than a Matching Contribution attributable to Mandatory Contributions, (including zero After-Tax Contributions and Matching Contributions in the case of any Eligible Employee who is eligible to make voluntary After-Tax Contributions, or to receive Matching Contributions with respect to voluntary Pre-Tax Contributions or After-Tax Contributions and declines to contribute).

If the Average Contribution Percentage (ACP) of the Non-Highly Compensated Employees is	The Average Contribution Percentage (ACP) of the Highly Compensated Employees can be
Less than 2%	Up to the ACP of the eligible Non-Highly Compensated Employees multiplied by 2.0 (the "alternative test").
2% but not more than 8%	Up to the ACP of the eligible Non-Highly Compensated Employees plus 2% (the "alternative test").
8% or more	Up to the ACP of the eligible Non-Highly Compensated Employees multiplied by 1.25 (the "general test").

"Average Contribution Percentage" means the average of the ratios (calculated separately for each Eligible Employee) of (i) the sum of the amount of After-Tax Contributions and Matching Contributions, other than those attributable to Mandatory Contributions, paid over to the Trust Fund on behalf of each Eligible Employee for the Accounting Year to (ii) the Eligible Employee's Nondiscrimination Compensation for such Accounting Year.

During the Accounting Year, the Sponsoring Employer may make prospective adjustments in the After-Tax Contributions and Matching Contributions, if any, of the eligible Highly Compensated Employees (beginning with the Highly Compensated Employee with the highest average contribution percentage) as may be necessary to meet the average contribution test herein. Further, the Sponsoring Employer shall have the discretion to declare a special contribution to the Plan allocable only to the Matching Contribution Accounts of the participating Non-Highly Compensated Employees.

If, after the end of the Accounting Year, it is determined that the average contribution percentage test has not been satisfied, the Plan Administrator shall:

(i) determine the dollar amount of excess aggregate contributions for each affected Highly Compensated Employee in accordance with the provisions set forth herein;

(ii) reduce the applicable contributions of the Highly Compensated Employees beginning with the Highly Compensated Employee(s) with the highest dollar amount(s), to equal the dollar amount of the Highly Compensated Employee with the next highest dollar amount and distribute this amount to the Highly Compensated Employee(s) with the highest dollar amount(s);

(iii) repeat the process until the total excess aggregate contributions are distributed.

Amounts distributed herein shall include any income allocable to the After-Tax and/or Matching Contributions calculated in accordance with regulations under Section 401(m) of the Code. Provided these procedures are followed, the Average Contribution Percentage is treated as meeting the nondiscrimination test of Section 401(m)(2) of the Code regardless of whether the Average Contribution Percentage, if recalculated after distribution, would satisfy Section 401(m)(2) of the Code.

Matching Contributions attributable to returned Pre-Tax Contributions and After-Tax Contributions and income on such Matching Contributions, that are withdrawn from Highly Compensated Employees' Matching Contribution Accounts shall be applied in the same manner as Forfeitures. Matching Contributions and income thereon that are withdrawn from Highly Compensated Employees' Matching Contribution Accounts in order to satisfy the mathematical nondiscrimination test of Section 401(m) of the Code shall be distributed to the affected Highly Compensated Employees to the extent the withdrawn Matching Contributions and income are vested. To the extent the withdrawn Matching Contributions and income thereon are not vested, they shall be applied in the same manner as Forfeitures.

After-Tax and Matching Contributions distributed or forfeited in accordance with this Section shall be distributed or forfeited within 12 months following the Accounting Year for which the Plan failed to satisfy the average contribution percentage test. The return of After-Tax Contributions and related income shall be accomplished by a reduction of the Participant's investments in the Plan's investment funds in proportions determined by the Plan Administrator.

For Accounting Years beginning before January 1, 2002, the "alternative test" described above may only be used to meet 1 of the mathematical nondiscrimination tests described in Section 3.06 and 3.07. The determination of whether there has been a multiple use of the alternative test shall be made in accordance with Treasury Regulation Section 1.401(m)-2(b). If, for any Accounting Year, it is determined that there has been a multiple use of the alternative test, the Trustee shall correct through the following procedure:

(1) Reduce the contribution percentage of Highly Compensated Employees using the leveling method described in regulations under Section 401(m) of the Code, by first returning unmatched After-Tax Contributions and related income until correction is accomplished.

(2) If further reductions are needed, reduce the deferral percentage of the Highly Compensated Employees using the leveling method described in regulations under Section 401(k) of the Code by returning unmatched Pre-Tax Contributions and related income until correction is accomplished.

(3) If further reductions are needed, reduce the contribution percentage of Highly Compensated Employees (determined after the adjustments described in the preceding steps) using the leveling method described in regulations under Section 401(m) of the Code by returning matched After-Tax Contributions and related income and

withdrawing Matching Contributions attributable to the returned After-Tax Contributions and related income.

Notwithstanding any provision of this Section to the contrary:

(i) the individual contribution percentage for any eligible Highly Compensated Employee who is eligible to make employee contributions or to receive allocations of matching contributions (as defined in regulations under Section 401(m) of the Code) under 2 or more plans of an Employer or Affiliate, subject to Section 401(m) of the Code, shall be determined as if all the employee contributions and matching contributions were made under a single plan (unless regulations under Sections 401(m), 401(a)(4) or 410(b) of the Code provide that the plans must not be aggregated); and

(ii) in lieu of applying the mathematical nondiscrimination test described in this Section to a single group composed of all Eligible Employees as of the end of the Accounting Year, the Plan Administrator may elect to separately apply the test to two groups of Eligible Employees: one group consisting of those Eligible Employees who have not completed the minimum age and service conditions described in Section 410(a) of the Code as of the end of the Accounting Year, and the other group consisting of the remaining Eligible Employees.

Section 3.08 – Aggregated Testing

To the extent that contributions under this Plan are aggregated with any other Plan maintained by the Employer in order to pass any of the nondiscrimination or coverage tests under Section 401 or 410 of the Code, all contributions made to this Plan may be tested on a benefits basis as determined by the Employer.

Section 3.09 - Rollover Contributions

An Eligible Employee with an eligible rollover distribution, within the meaning of Section 402 of the Code, from a qualified retirement plan may, at the discretion of the Plan Administrator, contribute or authorize the plan-to-plan transfer of all or part of the distribution to the Trust Fund for this Plan, regardless of whether he is otherwise eligible to participate in this Plan; provided, however, no such contribution or transfer may be made unless all of the following conditions are satisfied:

(a) The contribution must occur either

  (i) on or before the 60th day following the Eligible Employee's receipt of the distribution from the other plan, or

  (ii) pursuant to a direct rollover as described in Section 401(a)(31) of the Code.

(b) The amount contributed or transferred is not more than the distribution from the other plan.

(c) The contribution or transfer is made in cash.

The Plan Administrator may develop procedures, and may require information from an Eligible Employee desiring to make a contribution or plan-to-plan transfer, as it deems necessary or desirable to determine that the proposed contribution or transfer shall satisfy the requirements of this Section. Upon approval by the Plan Administrator, the amount contributed or transferred shall be credited to a Rollover Account or After-Tax Contribution Account established on the Eligible Employee's behalf. Rollovers made under this section shall be deposited in the Participant's Rollover Account or After-Tax Contribution Account.

Section 3.10 - Transfer Contributions

At its discretion, the Plan Administrator may authorize the acceptance of a plan-to-plan transfer of an Employee's interest in any other defined contribution plan that is qualified under Section 401(a) of the Code and that does not constitute an eligible rollover distribution described in Section 402 of the Code to the Trust Fund for this Plan.

The Plan Administrator may develop procedures and may require information regarding the amount to be transferred, as it deems necessary or desirable to determine that the proposed transfer shall satisfy the requirements of this Section. Upon approval by the Plan Administrator, the amount transferred shall be deposited in the Trust Fund and shall be credited to the Participant's Transfer Account.

ARTICLE IV

ACCOUNTS OF PARTICIPANTS

Section 4.01 - Investment Funds

There shall be established within the Trust Fund the following investment funds selected by the Committee. Except for amounts temporarily held pending investment and amounts held for disbursement, monies invested in the respective investment funds shall be invested in the manner described below:

The Shorter-Term Fixed Income Fund shall be invested in fixed income securities generally maturing not more than 6 years following the date of purchase.

The Longer-Term Fixed Income Fund shall be invested in fixed income securities of the U.S. Government and investment grade corporate fixed income securities generally maturing between 5 and 7 years following the date of purchase.

The Investment Allocation Fund shall be invested in a mixture of stock and bonds of U.S. and foreign corporations and short-term fixed income instruments.

The Equity Index Fund shall be invested in those securities included in the Standard and Poor's 500 with the investment in each security generally proportionate to its relative market value among all securities included in such index.

The Equity Growth Fund shall be invested primarily in equity securities of corporations that, in the opinion of the fund's manager, are expected to grow at faster rates relative to other companies.

The International Equity Growth Fund shall be invested exclusively in the equity securities if companies based outside of the United States that, in the opinion of the fund's manager, are expected to achieve above-average growth.

The ConAgra Foods Stock Fund shall be invested in Employer Stock.

The Committee may add or eliminate investment funds at its discretion, without formal amendment to this Plan document.

Section 4.02 - Investment of Accounts

Section 4.02(a) - Direction by Employees Unless otherwise provided in an applicable Supplement, a Participant may direct the investment of his combined contributions to his Pre-Tax Contribution Account, After-Tax Contribution Account, Rollover Account or Transfer Account in 1% increments among the Plan's investment funds.

An Eligible Employee shall direct the investment of his Accounts upon his initial enrollment in the Plan. In the absence of any direction, the contributions shall be invested in the Shorter-Term Fixed Income Fund. Automatic Employee Contributions shall be invested in the Shorter-Term

Fixed Income Fund unless the Participant has directed the investment of all or any portion of his contributions among the Plan's investment funds.

Unless otherwise provided in an applicable Supplement, all Matching Contributions shall be invested in the ConAgra Foods Stock Fund.

Section 4.02(b) - Change of Investment for Future Contributions Unless otherwise provided in an applicable Supplement, a Participant may elect to change the investment of his future combined contributions at any time in 1% increments among the Plan's investment funds, by using EasyAccess, including the investment of Automatic Employee Contributions.

The election shall be effective on the day of the election, or on the next business day or as soon as administratively practicable, and affects the next contribution posted to the Account thereafter.

Section 4.02(c) - Change of Investment for Current Accounts Unless otherwise provided in an applicable Supplement, a Participant may elect to change the investment of the combined balances in his Pre-Tax Contribution Account, including any Automatic Employee Contributions, After-Tax Contribution Account, Rollover Account, Transfer Account and a portion of the Matching Contribution Account, to the extent the Participant has elected during a Qualified Election Period to have a portion of his Matching Contribution Account be invested in a fund other than the ConAgra Foods Stock Fund as described below, at any time, in 1% increments among the Plan's investment funds, by using EasyAccess.

A Participant may elect to change the investment in the ConAgra Foods Stock Fund in his ESOP Pre-Tax Contribution Account, ESOP After-Tax Contribution Account, ESOP Rollover Account, ESOP Transfer Account, ESOP Dividend Reinvestment Account, and an ESOP account established in an applicable Supplement, and his ESOP Matching Contribution Account, to the extent the Participant has elected during a Qualified Election Period to have a portion of his ESOP Matching Contribution Account be invested in a fund other than the ConAgra Foods Stock Fund as described below in 1% increments among the Plan's investment funds, by using EasyAccess. Should a Participant elect to change the investment in the ConAgra Foods Stock Fund in any of the Accounts held in the ESOP ConAgra Foods Stock Fund, such portion of the Participant's investment in the Participant's ESOP Pre-Tax Contribution Account shall be transferred to the Participant's Pre-Tax Contribution Account, such portion of the Participant's investment in the Participant's ESOP After-Tax Contribution Account shall be transferred to the Participant's After-Tax Contribution Account, such portion of the Participant's investment in the Participant's ESOP Matching Contribution Account shall be transferred to the Participant's Matching Contribution Account, such portion of the Participant's investment in the Participant's ESOP Rollover Account shall be transferred to the Participant's Rollover Account, and such portion of the Participant's investment in the Participant's ESOP Transfer Account shall be transferred to the Participant's Transfer Account.

The election shall be effective on the day of the election, or on the next business day or as soon as administratively practicable, and affects the next contribution posted to the Account thereafter.

A Participant who has attained age 55 and completed 10 years of participation in the Plan, may elect, after each Accounting Year in the Qualified Election Period, to have a portion of his Matching Contribution Account (to the extent invested in the ConAgra Foods Stock Fund) and his ESOP Matching Contribution Account reinvested in any of the Plan's other investment funds. The Participant may reinvest up to 25% of the balance in his Matching Contribution Account (invested in the ConAgra Foods Stock Fund) and his ESOP Matching Contribution Account as of the end of the preceding Accounting Year; provided, however, for the last Accounting Year of the Qualified Election Period the Participant may reinvest up to 50% of the balance in his Matching Contribution Account (invested in the ConAgra Foods Stock Fund) and his ESOP Matching Contribution Account as of the end of the preceding Accounting Year. Such reinvestment shall occur as soon as practicable after receipt of the Participant's election, but in no event later than 180 days after each Accounting Year which occurs during the Qualified Election Period, but if such time is not practicable, as soon as reasonably practicable thereafter.

Qualified Election Period means the 6 Accounting Year period beginning with the first Accounting Year in which a Participant first attains age 55 and completes 10 years of participation in the Plan. As soon as practicable after the end of each Accounting Year in the Qualified Election Period, each Participant shall be notified of his right to reinvest the applicable portion of the balance of his Matching Contribution Account and his ESOP Matching Contribution Account. The Participant shall have 90 days after receipt of the notice to elect the reinvestment. The election shall be made on a form provided to the Participant and shall be irrevocable. An election may be made only once during an Accounting Year.

Except as otherwise provided in this Section, a Participant's Matching Contribution Account and his ESOP Matching Contribution Account shall remain invested in the ConAgra Foods Stock Fund and the ESOP ConAgra Foods Stock Fund.

Section 4.02(d) – Transfer to ESOP ConAgra Foods Stock Fund Notwithstanding the above, to the extent that any portion of a Participant's Pre-Tax Contribution Account, After-Tax Contribution Account and Matching Contribution Account is invested in the ConAgra Foods Stock Fund as of December 31, 2001, or that any portion of a Participant's Rollover Account or Transfer Account is invested in the ConAgra Foods Stock Fund as of January 31, 2002, such portion of said Account shall be transferred, on or before February 1, 2002, to the ESOP ConAgra Foods Stock Fund as follows: the Participant's investment in the ConAgra Foods Stock Fund held in the Participant's Pre-Tax Contribution Account shall be transferred to the Participant's ESOP Pre-Tax Contribution Account, the Participant's investment in the ConAgra Foods Stock Fund held in the Participant's After-Tax Contribution Account shall be transferred to the Participant's ESOP After-Tax Contribution Account, the Participant's investment in the ConAgra Foods Stock Fund held in the Participant's Matching Contribution Account shall be transferred to the Participant's ESOP Matching Contribution Account, the Employee's investment in the ConAgra Foods Stock Fund held in the Employee's Rollover Account shall be transferred to the Employee's ESOP Rollover Account, and the Employee's investment in the ConAgra Foods Stock Fund held in the Employee's Transfer Account shall be transferred to the Employee's ESOP Transfer Account. After such transfer(s), the Employee shall continue to be invested in the ESOP ConAgra Foods Stock Fund until an election to change his investment is made pursuant to this Section 4.02.

Section 4.03 - Valuation of Trust Fund and Investment Funds
As of each Valuation Date the Trustee shall determine the fair market value of the Trust Fund and each investment fund in the Trust Fund and the fair market value of the Accounts of each Participant shall be determined. The valuations shall be made in accordance with usual and customary practices consistently followed and uniformly applied.

Section 4.04 - Value of Participant Accounts
As of each Valuation Date, the Accounts of each Participant shall be valued in the following manner:

Section 4.04(a) The respective Accounts of each Participant shall be increased by loan repayments credited to a Participant's Account and by the allocation of contributions to the Accounts since the last preceding Valuation Date. The Accounts shall be decreased by distributions, forfeitures, withdrawals, or other disbursements since the last Valuation Date.

Section 4.04(b) With respect to the investment in the ConAgra Foods Stock Fund and the ESOP ConAgra Foods Stock Fund held in a Participant's Account, the value of assets held in such fund shall be based on the closing price of a share of Employer Stock as reported on the New York Stock Exchange on the Valuation Date. The investment of Participants' Accounts in the ConAgra Foods Stock Fund and the ESOP ConAgra Foods Stock Fund are accounted for in units, and the value of each Participant's investment in the ConAgra Foods Stock Fund and the ESOP ConAgra Foods Stock Fund, as of each Valuation Date, shall be equal to the number of units in such Participant's ConAgra Foods Stock Fund and the ESOP ConAgra Foods Stock Fund investment multiplied by the net asset value per unit of the ConAgra Foods Stock Fund and the ESOP ConAgra Foods Stock Fund; provided, however, that any dividend declared on shares of Employer Stock, regardless of whether held in Participants' Accounts or unallocated, shall be paid or reinvested to purchase additional units in the ConAgra Foods Stock Fund or the ESOP ConAgra Foods Stock Fund on the date the dividend is paid by the Employer or as soon as administratively practicable thereafter.

Section 4.04(c) With respect to each investment fund other than the ConAgra Foods Stock Fund, the investment of a Participant's Accounts in each investment fund shall be converted to units having a uniform value determined by the Plan Administrator and Trustee. On each Valuation Date, the net asset value of each investment fund shall be determined and the value of each Participant's Accounts shall be equal to the number of units in each investment fund multiplied by the net asset value of such investment fund.

Section 4.05 - Trustees' and Plan Administrator's Determinations Binding
In determining the value of the Trust Fund, the investment funds and of each Participant's Accounts, the Plan Administrator and Trustee shall exercise its best judgment and all determinations shall be binding upon all Participants and their Beneficiaries. All allocations shall be deemed to have been made as of the appropriate Valuation Date regardless of when the allocations are actually made.

ARTICLE V

DISTRIBUTIONS

Section 5.01 - Distributable Amount

When a Participant's Accounts become distributable pursuant to Section 5.02, the distributable amount shall be equal to the Participant's vested interest in the Accounts at the time of the distribution. Unless otherwise provided in an applicable Supplement, distribution shall not be made earlier than the Valuation Date on or next following the date the Accounts first become distributable pursuant to Section 5.02.

Section 5.02 - Amount of Distributions/Distributable Events

Section 5.02(a) Unless otherwise provided in an applicable Supplement, if a Participant (i) retires on or after attaining his Normal Retirement Age, (ii) dies while employed by an Employer or an Affiliate, or (iii) terminates employment due to Total and Permanent Disability, the full value of his Accounts shall become nonforfeitable and distributable.

Section 5.02(b) If a Participant terminates employment with the Employers and all Affiliates for any reason other than described in Section 5.02(a), the full value of all of his Accounts, except the Matching Contribution Account and ESOP Matching Contribution Account shall become distributable. If a Participant terminates employment for any reason on or after January 1, 1989 and after being credited with at least 5 years of Service, the full value of his Matching Contribution Account and ESOP Matching Contribution Account shall become distributable to him. Unless otherwise provided in an applicable Supplement, if a Participant terminates employment for any reason other than as set forth in Section 5.02(a) on or after January 1, 1989, with less than 5 years of Service, the vested percentage of his Matching Contribution Account and ESOP Matching Contribution Account as determined from the following schedule (based on his years of Service as of the date of his termination of employment) shall be distributable to him:

Years of Service	Vested Percentage
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

If a Participant is 0% vested in his Matching Contribution Account and/or his ESOP Matching Contribution Account as of his termination of employment, a distribution of such 0% vested interest is deemed to occur on the date of his termination of employment. The distribution of the interest of a Participant who terminated employment prior to the effective date of this restated Plan document with a 0% vested interest in his Matching Contribution Account and/or his ESOP Matching Contribution Account shall be deemed to have occurred as of the date this restated Plan document is adopted.

If a Participant terminates employment and receives distribution of the entire vested balance of his Accounts, any nonvested portion of the Participant's Matching Contribution Account and/or his ESOP Matching Contribution Account shall be forfeited as of the time the distribution occurs. Otherwise, the nonvested portion of a terminated Participant's Matching Contribution Account and/or his ESOP Matching Contribution Account will be forfeited as of the end of the Accounting Year in which his Termination Period exceeds the greater of 5 years or his years of Service as of his Termination of Employment.

Section 5.03 - Timing of Distributions

Unless a Participant elects a later distribution, any benefits that become distributable to the Participant under Section 5.02 shall commence (as soon as reasonably practicable after the Valuation Date on or next following the occurrence of a distributable event), but in no event later than 60 days after the end of the Accounting Year in which occurs the latest of:

(i) the Participant's attainment of Normal Retirement Age;

(ii) the 10th anniversary of the commencement of his Plan participation; or

(iii) his Termination of Employment.

If the value of the terminating Participant's Accounts following his termination is more than $5,000 (effective January 1, 2002, excluding amounts in the Participant's Rollover Account and Transfer Account), payments from such Participant's Accounts shall not be made prior to the Participant's Normal Retirement Age without the written consent of the Participant obtained within 90 days prior to the Annuity Starting Date.

Notwithstanding any provision of the Plan to the contrary, distribution of an Account of a Participant who is a 5% or greater owner (as defined in Section 416(i) of the Code) shall commence by April 1 immediately following the calendar year in which he attains age 70½. In all other cases distribution of the Participant's Accounts shall commence no later than April 1 of the calendar year immediately following the later of (1) the date he retires or (2) the date he turns age 70½. Any active Participant who has attained age 70½ on or before December 31, 1998 and who did not previously elect a form of payment described in paragraph (ii) through (vii) of Section 5.04 herein has the option to receive payment with respect to 1996 through 1998 pursuant to the provisions of Section 401(a)(9) of the Code, regardless of his continued employment. Accounts shall be distributed in accordance with the requirements of Section 401(a)(9) of the Code and regulations thereunder over a period not longer than the joint lives or joint life expectancies of the Participant and any designated Beneficiary. Life expectancies shall not be recalculated after the initial determination. Solely for the purposes of this Section, if the designated Beneficiary is not the Participant's Spouse and is more than 10 years younger than the Participant, the joint life expectancy shall be calculated as though the age difference were 10 years. If a Participant dies prior to his Annuity Starting Date, distribution of a Participant's Accounts shall be completed within 5 years of the Participant's death. The distribution need not be completed within 5 years of the Participant's death if the distribution is paid over the life or for a period not longer than the life expectancy of the Beneficiary and commences within 1 year of the Participant's death, or if the Beneficiary is the Participant's Spouse, not later than the date the Participant would have attained age 70½. If a Participant dies after his Annuity Starting Date, but before his entire interest has been distributed to him, the remaining portion of such interest shall be distributed to his Spouse or Beneficiary at least as rapidly as under the method of distribution as of his date of death.

Notwithstanding any provision in the Plan to the contrary, with respect to distributions under the Plan made for calendar years beginning on or after January 1, 2001, the Plan will apply the minimum distribution requirements of section 401(a)(9) of the Code that were proposed in January 2001. This amendment shall continue in effect until the end of the last calendar year beginning before the effective date of the final regulations under section 401(a)(9) of the Code or such other date specified in guidance published by the Internal Revenue Service.

Section 5.04 - Form of Distribution

Unless otherwise provided in an applicable Supplement, within the 90 day period ending on an Annuity Starting Date, a Participant whose Accounts become distributable under Section 5.02 for reasons other than death, may elect to receive the amounts to which he is entitled under the Plan in one or more of the following forms of payment:

(i) One lump sum payment, in cash or in cash and Employer Stock;

(ii) In 60, 120 or 180 monthly payments as the Participant elects;

(iii) In 20, 40 or 60 quarterly payments as the Participant elects;

(iv) In 5, 10 or 15 annual payments as the Participant elects;

(v) In monthly payments for the life of the Participant;

(vi) A joint and survivor annuity providing monthly payments for the life of the Participant with monthly payments of the same amount or 50% of the amount to the Participant's Spouse or other Beneficiary for their life.

(vii) In monthly payments for the life of the Participant, with 10 years of monthly payments guaranteed.

The forms of payment described in (v), (vi) or (vii) above shall be provided through the purchase of an annuity from an insurance company. A Participant shall be given the option to receive a lump sum payment in Employer Stock to the extent that his Account(s), at the time of termination of employment, is invested in the ConAgra Foods Stock Fund (or was ever invested in the ESOP ConAgra Foods Stock Fund).

With respect to any distribution which first becomes payable on or after April 1, 2002, the form of payment for any Participant who is not included in a unit of collective bargaining shall be a lump sum payment, in cash or in cash and Employer Stock. Further, the provisions contained in this Section 5.04 and 5.06 pertaining to annuity forms of payment and/or spousal consent shall not apply to any Participant who is not included in a unit of collective bargaining.

An election by a married Participant who is included in a unit of collective bargaining to have benefits paid in a form other than described in subparagraph (vi) above, with his Spouse as

Beneficiary, shall be effective only with the written consent of the Participant's Spouse to the specific form of payment elected and, if applicable, to a nonspouse Beneficiary. Such consent shall be obtained within 90 days prior to the Annuity Starting Date; acknowledge the effect of the consent; and be witnessed by a Plan representative or notary public.

An election pursuant to this Section may be revoked its entirety at any time prior to the Annuity Starting Date. After the revocation, the Participant may make another election in the form and manner described in this Section. In the event no election is made and the Participant is married as of his Annuity Starting Date, his benefit shall be paid as a 50% joint and survivor annuity with the Spouse as Beneficiary. In all other instances where no effective election is made, benefits shall be paid as provided in subparagraph (vi) above.

Notwithstanding any provision of this Section to the contrary, if the value of a Participant's Accounts following his termination of employment does not exceed $5,000 (effective January 1, 2002, excluding amounts in the Participant's Rollover Account and Transfer Account) then the value of the Accounts shall automatically be paid in a single sum.

Payments made in a single lump sum or in monthly, quarterly or annual payments over 5, 10 or 15 years from Plan investment funds other than the ConAgra Foods Stock Fund shall be made by check and from the ConAgra Foods Stock Fund in full shares of Employer Stock with the value of each fractional share to be paid by check, unless the Participant elects a total cash payment from the ConAgra Foods Stock Fund. Payments made under the other forms of distribution described in this Section shall be made in cash.

Within 90 days prior to the Annuity Starting Date, a Participant who is included in a unit of collective bargaining shall be provided with a written explanation of (i) each form of payment available, (ii) the respective values of each form of payment the Participant may elect, (iii) any right of the Participant to defer commencement of his benefits, (iv) the right of a single Participant to elect a form of payment other than that set forth in subparagraph (vi) above, and (v) the terms and conditions under which a married Participant may elect a form of payment other than that set forth in subparagraph (vii) above with the written consent of the Participant's Spouse. For all other Participants, the Participant shall be provided with a written notice of his right to take distribution of his benefits and of the Participant's right to defer commencement of the distribution until Normal Retirement Age no less than thirty (30) and no more than ninety (90) days prior to the date distribution is to commence. A Participant must be given at least 30 days from the date the applicable notice is provided to elect to receive his distribution; however, the Participant may waive any right that the written notice be provided at least 30 days before the annuity starting date as long as the distribution commences more than 7 days after the notice is provided.

Section 5.05 - Repayment Upon Reentry Into Plan

If a Participant who terminated employment without being fully vested in his Matching Contribution Account and who received a distribution of his entire vested interest in his Plan Accounts is reemployed, he may repay to the Trust Fund in the "proper form" the amount previously distributed to him from his Accounts; provided the repayment shall be made before the earlier of (i) his Termination Period exceeding 5 years; or (ii) the end of 5 years after his date of reemployment. For purposes of this Section, to the extent the Participant receives a distribution of cash, the term "proper form" means cash. To the extent the Participant receives a distribution of Employer Stock, the term "proper form" means

Employer Stock in kind by delivering such Employer Stock, duly endorsed in blank or negotiable form, for that number of whole shares which equal the value of the shares distributed to the Participant (with a partial share value repaid in cash). Repayments shall be invested in the Plan's investment funds in accordance with the investment election made by the Participant, and if none, repayments shall be invested in the Shorter-Term Fixed Income Fund. Repayment of any amounts from the Participant's Matching Contribution Account and/or ESOP Matching Contribution Account shall be invested in the ConAgra Foods Stock Fund.

The amount of the Participant's Matching Contribution Account and/or his ESOP Matching Contribution Account that was forfeited shall be reinstated effective as of the date of the Participant's repayment first by applying current Forfeitures as are necessary to restore the Accounts to their value as of the date of Forfeiture; and, if the available forfeitures are insufficient to fully restore value of the Accounts, the Employer shall pay to the Trustee as an additional contribution to the Plan, the sums necessary to restore the value of the Accounts.

If the Participant does not repay the amount within the period described in this Section, the nonvested portion of his Matching Contribution Account and/or his ESOP Matching Contribution Account shall not be restored.

Section 5.06 - Payments on Death Prior to Annuity Starting Date

Upon the death of a Participant who is included in a unit of collective bargaining prior to the Annuity Starting Date of a distribution pursuant to Section 5.02 (for reasons other than death) the full value of the Participant's Accounts shall be applied to the purchase of an annuity from an insurance company providing monthly payments to the Participant's surviving Spouse for the Spouse's life unless the Spouse elects to receive the value of the Participant's Accounts in a single sum prior to the Annuity Starting Date of the life annuity.

Notwithstanding the foregoing, if the Participant is not included in a unit of collective bargaining or in the case of a Participant who is included in a unit of collective bargaining and has no surviving Spouse or designates a Beneficiary other than his Spouse with proper spousal consent, the value of the Participant's Accounts shall be paid to the deceased Participant's Beneficiary in a single sum.

Each Participant who is included in a unit of collective bargaining shall be provided an explanation of the death benefit payable to his Spouse under this Section unless another Beneficiary is designated, of the Participant's right to designate a Beneficiary other than a Spouse and of the effect of such election, of the rights of the Participant's Spouse regarding the designation and of the rights of the Participant to revoke Beneficiary designations. The explanation shall be provided no later than the latest of (1) the period beginning with the first day of the Accounting Year in which such Participant attains age 32 and ending with the last day of the Accounting Year preceding the Accounting Year in which such Participant attains age 35, (2) a reasonable time after the individual becomes a Participant, (3) a reasonable time after the death benefit ceases to be fully subsidized, (4) a reasonable time after Section 401(a)(11) of the Code applies to the Participant, or (5) a reasonable time after the Participant terminates employment before reaching age 35.

Notwithstanding any provision of this Section to the contrary, if, upon the death prior to the Annuity Starting Date of a Participant who is included in a unit of collective bargaining, the value of such

Participant's Accounts exceeds $5,000 (effective January 1, 2002, excluding amounts in the Participant's Rollover Account and Transfer Account), no death benefit payable to a surviving Spouse under this Section shall commence prior to what would have been the date of the Participant's attainment of Normal Retirement Age without the Spouse's written consent obtained not earlier than 90 days prior to the Annuity Starting Date of the death benefits. If the value of such Participant's Accounts is $5,000 or less (effective January 1, 2002, excluding amounts in the Participant's Rollover Account and Transfer Account), the death benefit payable under this Section shall automatically be made in a single sum.

If the Plan Administrator, after reasonable inquiry, is unable to determine whether a Participant's Spouse or Beneficiary survived the Participant, the Plan Administrator, in its sole discretion, may conclusively presume that the Spouse or Beneficiary predeceased the Participant.

Section 5.07 - In-Service Withdrawals by Participants
A Participant may, while employed by an Employer or Affiliate, withdraw amounts from the vested portion of his Plan Accounts, provided the withdrawal satisfies the terms and conditions of this Section. An in-service withdrawal shall be made as soon as reasonably practicable after the Participant's written request is approved by the Plan Administrator.

Section 5.07(a) - General Withdrawal With respect to his After-Tax Contribution Account, Rollover Account, Transfer Account, ESOP After-Tax Contribution Account, ESOP Rollover Account, or ESOP Transfer Account the Participant may make an in-service withdrawal of an amount not more than the value of the Account (less any amount held as security for a loan from the Plan), in a single lump sum cash payment. The withdrawal may be made only once every Accounting Year.

Section 5.07(b) - Hardship Withdrawal A Participant who has withdrawn all amounts eligible for in-service withdrawal under Section 5.07(a), and, if he has an Account in the ESOP ConAgra Foods Stock Fund, has in effect an election of receive dividends pursuant to Section 510, may obtain a withdrawal from any remaining balance the Participant may have in his After-Tax Contribution Account, Rollover Account, Transfer Account, ESOP After-Tax Contribution Account, ESOP Rollover Account, or ESOP Transfer Account, or from his Pre-Tax Contribution Account or ESOP Pre-Tax Contribution Account and his interest in the Plan attributable to pre-tax contributions (elective deferrals) to the Prior Plan, plus earnings attributable to such contributions accrued prior to January 1, 1989, upon his establishment to the satisfaction of the Plan Administrator that the withdrawal is necessary to alleviate a financial hardship.

For purposes of this Section, financial hardship means an immediate and heavy financial need of the Participant which cannot be satisfied from other reasonably available resources on account of:

(i) Medical expenses incurred by the Participant, his spouse or his dependents, or expenses necessary to obtain medical care; provided, however, that medical expenses for purposes of this paragraph (i) shall not include insurance premiums, deductibles or copayments;

(ii) The payment of tuition and fees, including room and board, for the next 12 months of post-secondary education for the Participant, his spouse or his dependents;

(iii) The purchase of a principal residence of the Participant (not including mortgage payments); or

(iv) The need to prevent eviction of the Participant from his principal residence or foreclosure on the mortgage of such principal residence.

To obtain a hardship withdrawal, a Participant must certify, in writing, to the Plan Administrator that the financial hardship cannot be relieved through (i) insurance, (ii) reasonable liquidation of the Participant's assets, (iii) cessation of Pre-Tax Contributions and After-Tax Contributions to the Plan, (iv) other distributions available to the Participant from this Plan or other plans of a current of former employer, (v) borrowing from this Plan or other plans of a current or former employer, or (vi) borrowing from commercial lenders on reasonable terms.

In no event shall a hardship withdrawal exceed the lesser of the amount necessary to alleviate the financial hardship or the amount described in (i) below, reduced by the amount described in (ii) below where:

(i) is amount equal to the balance of the Participant's After-Tax Contribution Account, Rollover Account, Transfer Account, ESOP After-Tax Contribution Account, ESOP Rollover Account, or ESOP Transfer Account, plus that portion of the Participant's Accounts that consist of elective deferrals and of earnings attributable to such elective deferrals credited to the Participant's accounts in a Prior Plan no later than December 31, 1988; and

(ii) is any part of the amount described in (i) above held as security for a loan to the Participant pursuant to Article VI.

In determining the maximum amount that is eligible for hardship withdrawal, the Plan Administrator shall apply uniform procedures to adjust the Participant's Accounts to reflect unrecognized or unallocated investment losses since the Valuation Date next preceding the withdrawal. Hardship withdrawals shall be made first from any balance remaining in the Participant's After-Tax Contribution Account, if any, until such Account is exhausted, then from a Participant's ESOP After-Tax Contribution Account, if any, until such Account is exhausted, then from a Participant's Transfer Account, if any, until such Account is exhausted, then from a Participant's ESOP Transfer Account, if any, until such Account is exhausted, then from a Participant's Rollover Account, if any, until such Account is exhausted, then from a Participant's ESOP Rollover Account, if any, until such Account is exhausted, and thereafter from a Participant's Pre-Tax Contribution Account and ESOP Pre-Contribution Account.

A hardship withdrawal shall be made in a single lump sum payment of cash and may occur only once every Accounting Year. Immediately following the withdrawal, a Participant's Pre-Tax Contributions and After-Tax Contributions will be suspended for a period of not less than 3 full calendar months.

Section 5.07(c) - Withdrawals After Age 59½ A Participant who has attained age 59½ may make an in-service withdrawal of an amount not more than the entire vested balance of his Accounts (less any amount held as security for a loan from the Plan) in a single lump sum payment in cash or, as to Employer Stock, in kind (with the value of any fractional shares to be distributed in cash). Such a withdrawal may be made only once every Accounting Year.

Section 5.08 - Qualified Domestic Relations Orders

Notwithstanding any provisions contained herein to the contrary, the Plan shall comply with the provisions of a "qualified domestic relations order" as defined in Section 414(p) of the Code. Distribution to an alternate payee pursuant to the terms of a qualified domestic relations order may be made regardless of the Participant's age or the earliest date the Participant could begin receiving benefits under the Plan if the Participant separated from service.

Section 5.09 - Transfers of Accounts to Other Qualified Plans

At the election of a Participant who is eligible for a distribution from the Plan on or after January 1, 1993, that is an "eligible rollover distribution" (within the meaning of Section 402 of the Code), which shall not include distributions pursuant to Section 5.07(b) of the Plan or payment of dividends pursuant to Section 5.10 of the Plan, the Plan Administrator shall authorize the direct transfer of the amount considered an eligible rollover distribution from the Trust Fund of this Plan to a "qualified trust" or "eligible retirement plan" (within the meaning of Section 402 of the Code). Direct transfers shall be made in accordance with procedures established by the Plan Administrator conforming to the requirements of Section 401(a)(31) of the Code.

Section 5.10 – Dividends on Employer Stock Held in the ESOP ConAgra Foods Stock Fund

When the Trustee receives a dividend on an investment in the ESOP ConAgra Foods Stock Fund held in a Participant's Account(s) in the ESOP ConAgra Foods Stock Fund, such dividend will be paid to the Participant's ESOP Reinvested Dividend Account and reinvested in the ESOP ConAgra Foods Stock Fund, unless the Participant has instructed the Trustee to pay the dividend to the Participant, in which case the Trustee shall pay the dividend in cash to the Participant no later than 90 days after the close of the Accounting Year in which the dividends are paid by the Employer. Each Participant shall furnish to the Trustee his election to receive dividends in cash for any divided declared on an investment in the ESOP ConAgra Foods Stock Fund (or at the time of a hardship withdrawal under Section 5.07), and such election shall be irrevocable on the payment date. Notwithstanding the above, any dividends received on Employer Stock held in the ESOP ConAgra Foods Stock Fund with respect to the dividend declared with a February 1, 2002, record date shall be held in the Shorter-Term Fixed Income Fund, pending directions from Participants pursuant to this Section 5.10.

ARTICLE VI

PLAN LOANS

Section 6.01 - Loans
If specifically permitted under the terms of an applicable Supplement, a Participant who is actively employed by an Employer, may, in accordance with uniform procedures established by the Plan Administrator, request a loan from the Trust Fund. The loan must meet the terms and conditions specified in this Article and in any separate written loan policy approved by the Plan Administrator (which shall be incorporated as part of the Plan by reference).

Section 6.02 - Amount and Frequency of Loans
No more than 1 loan to any Participant may be outstanding at one time. No loan shall be granted for less than $1,000.

The maximum permissible loan shall not exceed the lesser of:

(i) One-half of the vested amount of the Participant's Accounts under the Plan; or

(ii) $50,000 minus the excess of the Participant's highest outstanding loan balance during the 12 month period ending on the day before a loan is granted, over the outstanding balance of the loans granted.

Section 6.03 - Term of Loan
All loans shall be repaid within a period not to exceed 5 years. Loans used to purchase a principal residence of a Participant may provide for repayment over a period of time not to exceed 10 years. Each loan must provide for substantially level amortization of the loan with payments made not less frequently than quarterly.

Section 6.04 - Interest Rate
Interest on any loan shall be based on a reasonable rate determined by the Plan Administrator commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances.

Section 6.05 - Promissory Note and Security
Loans shall be evidenced by a promissory note, and the note shall be held by the Trustee as an asset of the Trust Fund in a segregated account applicable to the Participant to whom the loan is granted. The loan shall be secured by the Participant's Plan Accounts up to 50% of the vested value of the Participant's Accounts as of the time of the loan.

Section 6.06 - Loan Proceeds
Loan proceeds shall be taken from a Participant's Plan Accounts in the following order:

(1) Pre-Tax Contribution Account;

(2) ESOP Pre-Tax Contribution Account;

(3) Matching Contribution Account and employer matching contributions to a Prior Plan, plus earnings attributable to the matching contributions;

(4) ESOP Matching Contribution Account;

(5) Rollover Account;

(6) ESOP Rollover Account;

(7) Transfer Account;

(8) ESOP Transfer Account;

(9) After-Tax Contribution Account;

(10) ESOP After-Tax Contribution Account; and

(11) ESOP Dividend Reinvestment Account.

The investment funds of the Account from which loan proceeds are last taken shall be reduced in proportion to the Account's investment in each investment fund.

Payments of loan principal shall reduce the outstanding balance of the loan. Principal and interest payments shall be credited to the Participant's Plan Accounts in reverse order from which loan proceeds were taken until principal payments equal the amount of the proceeds taken from the respective Accounts; provided, however, that no repayment shall be made to any Accounts held in the ESOP ConAgra Foods Stock Fund. Payments of loan principal and interest shall be invested in the Plan's investment funds in accordance with the investment elections last in effect for Pre-Tax Contributions, and if none, for After-Tax Contributions, and if none, in the Shorter-Term Fixed Income Fund. All repayments of principal and interest credited to the Matching Contribution Account and ESOP Matching Contribution Account shall be invested in the ConAgra Foods Stock Fund.

Section 6.07 - Loan Payments

Repayment of a loan shall be made by payroll deduction; provided, however, that loan repayments may be suspended under the Plan as permitted by Code Section 414(u)(4). A Participant may prepay the principal of an outstanding loan in full at any time, without penalty. In the event of the termination of employment of the Participant with the Employers and all Affiliates prior to the time a loan is fully repaid, the balance of the loan shall become immediately due and payable, and if not repaid by the Participant within 60 days of termination of employment, payment shall be made by reduction of the Participant's Accounts held as security for the loan before making any distribution. Other than in the case of an in-service withdrawal described in Section 5.07, loan principal and interest shall be repaid prior to or at the time a distribution is made.

Section 6.08 - Loan Application Procedure

Applications for loans must be made to the Plan Administrator in writing. The application must state the loan amount requested, the purpose of the loan, the term over which the loan is to be repaid, and other information as the Plan Administrator may, in its discretion, request. The loan application will also be accompanied by a signed promissory note and the other documents necessary to complete the processing of the loan. Loans may be granted for the purchase of a primary residence, to pay for college education expenses of a dependent child, to pay for emergency medical expenses of the Participant, Spouse or dependent child or for any other purpose for which financial institutions commonly grant loans and which is approved by the Plan Administrator. In no event will a loan be granted to allow the Participant to purchase common stock or other equity investments. Upon receipt of a completed loan application, the Plan Administrator, or its designee, will approve or deny the loan application based upon the conditions described in this Article and other standards the Plan Administrator may prescribe, applied uniformly and without discrimination among all applicants. The Plan Administrator, or its designee, shall notify the applicant of approval or denial of the loan. A reasonable and uniform fee may be imposed for the processing of a loan application and/or administration of a loan by the Plan.

Section 6.09 - Default

If a Participant should be in default on a Plan loan for a period of more than 90 days from the due date for loan payment, the entire amount of unpaid principal and accrued interest shall immediately become due and payable. Without further action or notice to the Participant, the Plan Administrator may reduce the Participant's Accounts by the lesser of the total amount due and payable or the amount of the Accounts pledged as security for the loan. The Plan Administrator, at its discretion, may delay such direction, for as long as it deems appropriate, provided the delay is applied on a consistent basis that is not discriminatory in favor of Highly Compensated Employees. During the delay, the outstanding balance of the loan shall continue to accrue interest until fully repaid. If the action does not fully repay the loan, the Administrator may take such other action as may be necessary or appropriate to secure repayment.

ARTICLE VII

ADMINISTRATION

Section 7.01 - Allocation of Responsibility

The trustee and the Committee shall be named fiduciaries. The Committee and every other person required by law to be bonded shall have a fidelity bond procured by the Committee to the extent and amount required by law. The premiums for such bonds shall be expenses of the Plan. The Committee shall have the responsibility for establishing the actuarial assumptions and actuarial cost method used to determine the minimum contributions to the Plan.

Each person employed by the Plan and each investment manager shall be entitled to receive reasonable compensation for services rendered and to payment from the trust fund. No person receiving full-time pay from any employer or association of employers whose employees are Participants shall receive compensation from the Plan except for reimbursement of proper expenses.

Section 7.02 - Powers and Duties of the Committee

The Plan shall be administered by the Committee. The Committee shall adopt rules governing its procedures.

Any person claiming a benefit must promptly furnish the Committee or its designated agent any necessary documents, evidence or information. Such person must sign any documents the Committee or its designated agent may reasonably require before any benefits are paid.

The Committee shall have full and complete authority, responsibility and control over the management, administration and operation of the Plan and Trust fund, including but not limited to, the sole and absolute discretion to (i) construe and interpret the Plan, (ii) decide all questions of eligibility to participate in the Plan, (iii) determine the amount, manner and time of payment of any benefits to any Participant, Beneficiary or other person, such constructions, interpretations, decisions, and determinations to be conclusive and binding. Benefits under this Plan will be paid only if the Committee decides in its discretion that the applicant in entitled to them.

Section 7.03 - Claims Procedure

The Committee may set forth in writing, available for inspection by any interested party, procedures to be followed in presenting claims for benefits under the Plan. The Committee shall rely on the records of the Employer with respect to any and all factual matters dealing with the employment of an Employee or Participant. The Committee shall resolve any factual disputes. The Committee shall interpret the Plan and shall determine all questions arising in the administration, interpretation and application of the Plan. All determinations shall be final and binding, except to the extent that they are appealed under the following claims procedure.

If the claim of any person is denied in whole or in part, the Committee shall provide to the claimant, within 60 days after receipt of the claim, a written notice setting forth, in a manner calculated to be understood by the claimant, (a) the specific reason or reasons for the denial; (b) specific references to the Plan provisions on which the denial is based; (c) a description of any additional material or information necessary for the claimant to perfect the claim and an explanation as to why such material or information is necessary; and (d) an explanation of the claim review procedure.

Within 60 days after receipt of the above material, the claimant shall have a reasonable opportunity to appeal the claim denial to the Committee for a full and fair review. The claimant or his duly authorized representative may (i) request a review upon written notice to the Committee; (ii) review pertinent documents; and (iii) submit written issues and comments.

A decision by the Committee shall be made not later than 60 days after receipt of a request for review, unless special circumstances require an extension of time. In such event, a decision shall be rendered as soon as practicable, but in no event later than 120 days after receipt of the request for review. The Committee's decision on review shall include specific reasons for the decision, written in a manner calculated to be understood by the claimant, with specific references to the Plan provisions on which the decision is based.

A legal action may not be commenced in any court of law with respect to any claim arising under this Plan until the claimant has appealed a decision by the Committee hereunder and such appeal has been denied; provided, however, that no legal action may be commenced later than 6 months from the date of the Committee's written denial of the appeal.

Section 7.04 - Plan Administrator

The general administration of the Plan and the responsibility for carrying out its provisions shall be placed in a Plan Administrator appointed by the Sponsoring Employer and serving at the discretion of the latter. A Plan Administrator may resign by notice, in writing, delivered to the Sponsoring Employer, such resignation to become effective no earlier than the date of the written notice.

A Plan Administrator may be removed by the Sponsoring Employer by delivery of written notice of removal effective as of the date specified thereon or upon delivery to the Plan Administrator if no date is specified.

Upon resignation or removal of a Plan Administrator, the Sponsoring Employer may appoint a successor, in writing. If no successor is appointed, the Sponsoring Employer shall be the Plan Administrator.

Section 7.05 - Payment of Expenses

All expenses of administration of the Plan shall be paid out of the Trust Fund, unless paid by the Employer.

ARTICLE VIII

THE TRUST FUND AND THE TRUSTEE

Section 8.01 - Trust Agreement
The Sponsoring Employer has entered into a Trust Agreement with the Trustee to hold the funds set aside pursuant to this Plan.

Section 8.02 - Separate Investment Funds
At the direction of the Sponsoring Employer, the Trustee may establish 1 or more investment funds within the Trust Fund. The investment earnings (or losses) of the separate investment funds shall be allocated to the Participants' Accounts invested in the funds pursuant to the terms of the Plan. A portion of the Trust Fund shall be held primarily in Employer Stock to the extent that it is allocated to Participants' Accounts that are part of the ESOP ConAgra Foods Stock Fund, and the Trustee may invest and hold up to 100% of this portion of the Trust Fund in the ConAgra Foods Stock Fund.

Section 8.03 - Non-Reversion; Exclusive Benefit Clause
The Trust Fund shall be received, held in Trust and disbursed by the Trustee in accordance with the provisions of the Trust Agreement and this Plan. Except as specifically provided otherwise herein, no part of the Trust Fund shall be used for or diverted to purposes other than for the exclusive benefit of Participants or their Beneficiaries under this Plan. No person shall have any interest in, or right to, the Trust Fund or any part thereof, except as specifically provided for in this Plan or the Trust Agreement. Notwithstanding the above, nothing in this Section nor the Plan shall preclude the Trustee from complying with a "qualified domestic relations order" as defined in Section 414(p) of the Code.

Section 8.04 - Trust Agreement Part of Plan
The Trust Agreement shall be deemed to form a part of the Plan and the rights of Participants or others under this Plan shall be subject to the provisions of the Trust Agreement.

Section 8.05 - Voting Rights - Employer Stock
Each Participant shall be entitled to direct the Trustee as to the manner in which Employer Stock allocated to his Accounts is to be voted. The Trustee shall vote those shares of Employer Stock allocated to Participants' Accounts in accordance with the directions received from such Participants.

The Plan Administrator shall cause to be delivered to each Participant (whose Account has allocated to it any shares of Employer Stock) the notices and information statements as are furnished to the Sponsoring Employer's stockholders in respect of the exercise of voting rights, together with forms by which the Participant may instruct the Trustee, or revoke such instructions, with respect to the vote of share of Employer Stock allocated to his Accounts. All of the shares of Employer Stock for which no instructions are received shall be voted by the Trustee in a uniform manner as a single block in accordance with the instructions received with respect to a majority of the shares for which instructions are received.

Section 8.06 - Tender Rights - Employer Stock
As soon as practicable after the commencement of a tender or exchange offer (an "Offer") for Employer Stock, the Board of Directors shall accept the Offer, reject the Offer or affirmatively decline

to act on the Offer. If the Board of Directors affirmatively declines to act on the Offer, every Participant shall have the right to accept or reject the Offer with respect to Employer Stock allocated to his Account. In such a case, the Plan Administrator shall use its reasonable best efforts to cause each Participant (whose Account has allocated to it any shares of Employer Stock) to be advised, in writing, of the terms of the Offer, and to be provided with forms by which the Participant may instruct the Trustee, or revoke the instruction, to tender shares of Employer Stock credited to his Account, to the extent permitted under the terms of the Offer. The Trustee shall follow the directions of each Participant, but the Trustee shall not tender shares for which no instructions are received. In advising Participants of the terms of the Offer, the Plan Administrator may include statements from the Board of Directors setting forth its position with respect to the Offer. The giving of instructions by a Participant to the Trustee to tender shares and the tender thereof shall not be deemed a withdrawal or suspension from the Plan or a forfeiture of any portion of the Participant's interest in the Plan solely by reason of the giving of the instructions and the Trustee's compliance therewith. The number of shares as to which a Participant may provide instructions shall be the total number of shares credited to his Account, whether or not the shares are vested, as of the close of business on the day preceding the date on which the Offer is commenced, or such earlier date as shall be designated by the Plan Administrator on which the Plan Administrator, in its sole discretion, deems appropriate for reasons of administrative convenience. Securities received by the Trustee as a result of a tender of shares of Employer Stock shall be held, and cash so received, shall be invested in short-term investments, for the account of the Participant with respect to whom shares were tendered pending any reinvestment by the Trustee, as it may deem appropriate, consistent with the purposes of the Plan.

In the event of an Offer for Employer Stock in which the Participants have the right to accept or reject the Offer with respect to Employer Stock allocated to their Accounts, (i) the Employers and the Trustee shall not interfere in any manner with the decision of a Participant regarding the action of the Participant with respect to the Offer ("Investment Decision"), and the Trustee shall arrange for such Investment Decision to be made on a confidential basis; (ii) the Trustee shall use its best efforts to communicate or cause to be communicated to all Participants the provisions of the Plan and the Trust Agreement relating to the right of Participants to direct the Trustee with respect to Employer Securities subject to such Offer and of the obligation of the Trustee to follow such directions, (iii) the Trustee shall use its best efforts to distribute or cause to be distributed to Participants all communications directed generally to the owners of the securities to whom such Offer is made or is available; and (iv) the Trustee shall use its best efforts to distribute or cause to be distributed to Participants all communications that the Trustee may receive from the persons making the Offer or any other interested party relating to the Offer.

ARTICLE IX

AMENDMENT AND TERMINATION

Section 9.01 - Amendment

The Sponsoring Employer reserves the right, at any time to amend, in whole or in part, any or all of the provisions of the Plan, including specifically the right to make any such amendment effective retroactively, if necessary, to bring the Plan into conformity with any governmental regulations which must be complied with so that the Plan and Trust Fund shall qualify under Sections 401(a), 401(k) and 401(m) of the Code and Section 4975(e)(7) of the Code, as applicable. The procedure for the Sponsoring Employer to amend the Plan is approval of the amendment by a majority of the members of the Committee. Action by the Committee amending the Plan shall be a settlor function of the Sponsoring Employer and not a fiduciary function of the Committee. No amendment shall make it possible for the Trust assets to be used for or diverted to purposes other than the exclusive benefit of Participants and their Beneficiaries or defraying reasonable administrative expenses.

Any amendment which modifies the vesting provisions of the Plan shall either (i) provide for a rate of vesting which is more rapid than the vesting schedule previously in effect, or (ii) provide that a Participant who has been credited with at least 3 years of Service may elect, in writing, to remain under the vesting schedule in effect prior to the amendment. Such election must be made in writing within 60 days after the latest of (a) adoption of the amendment, (b) the effective date of the amendment, or (c) issuance by the Sponsoring Employer or Plan Administrator of written notice of the amendment. No amendment shall reduce an accrued benefit of a Participant or eliminate or reduce an early retirement benefit or a retirement-type subsidy or eliminate an optional form of benefit within the meaning of Section 411(d)(6) of the Code.

Section 9.02 - Termination

The Sponsoring Employer may terminate this Plan at any time. The procedure for the Sponsoring Employer to terminate the Plan is approval of the termination by a majority of the members of the Committee. Action by the Committee terminating the Plan shall be a settlor function of the Sponsoring Employer and not a fiduciary function of the Committee.

Section 9.03 - Distribution of Accounts Upon Plan Termination

If the Plan is completely or partially terminated or contributions are completely discontinued, the Accounts of the affected Participants shall become nonforfeitable. The Accounts of each Participant shall be distributed as soon as administratively feasible in the manner provided in Article V. The distribution of the Accounts shall be made in accordance with the Participant and spousal consent provisions described in Section 5.04 of the Plan to the extent the consent provisions are applicable to Accounts having a value at the time of the distribution (effective January 1, 2002, excluding amounts in the Participant's Rollover Account and Transfer Account) of more than $5,000.

ARTICLE X

ENTRY AND WITHDRAWAL OF AN EMPLOYER

Section 10.01 - Entry of an Employer
With the consent of the Plan Administrator, any other corporation, whether an affiliate or subsidiary or not, may adopt this Plan and all of the provisions hereof, and participate herein and be known as a participating Employer, by a properly executed document evidencing said intent.

Section 10.02 - Requirements of Participating Employers
Each participating Employer will be subject to the following terms and conditions:

(i) Each participating Employer shall be required to use the same Trustee as provided in this Plan.

(ii) The Trustee may, but shall not be required to, commingle, hold and invest as 1 Trust Fund all contributions made by a participating Employer, as well as all increments thereof.

(iii) On the basis of information furnished by the Plan Administrator, the Trustee shall keep separate books and records concerning the affairs of each participating Employer and as to the accounts and credits of the Participants of each participating Employer.

Section 10.03 - Designation of Agent
Each participating Employer shall be deemed to be a part of this Plan; provided, however, that with respect to all of its relations with the Trustee and Plan Administrator for the purpose of this Plan, each participating Employer shall be deemed to have designated irrevocably the Sponsoring Employer as its agent. Unless the context of the Plan clearly indicates the contrary, the word Employer shall be deemed to include each participating Employer as related to its adoption of the Plan.

Section 10.04 - Amendment
Amendment of this Plan by the Sponsoring Employer at any time when there shall be a participating Employer hereunder shall only require written action of Sponsoring Employer and with the consent of the Trustee where such consent is necessary in accordance with the terms of the Trust Agreement.

Section 10.05 - Withdrawal of an Employer
A participating Employer shall be permitted to discontinue or revoke its participation in the Plan. At the time of discontinuance or revocation, satisfactory evidence thereof and of any applicable conditions imposed shall be delivered to the Trustee. The Trustee shall thereafter transfer, deliver and assign contracts and other Trust Fund assets allocable to the Participants of such participating Employer to such new trustee as shall have been designated by the participating Employer, in the event that it has established a separate plan for its Employees. If no successor is designated, the Trustee shall retain such assets for the Employees of the participating Employer pursuant to the provisions of the Plan.

Section 10.06 - Plan Administrator's Authority and Discretion

The Plan Administrator shall have authority and discretion to make any and all necessary or appropriate rules or regulations which shall be binding upon all participating Employers and all Participants to effectuate the purposes of this Article and the Plan.

ARTICLE XI

MISCELLANEOUS PROVISIONS

Section 11.01 - Plan Merger, Consolidation or Transfer of Assets
In the case of merger, consolidation, or transfer of assets or liabilities to another plan, the plan shall provide that each Participant would, if the plan terminated immediately after the merger, consolidation or transfer, receive a benefit which is equal to or greater than the benefit he would have been entitled to receive immediately before the merger, consolidation or transfer if this Plan had then terminated.

Section 11.02 - No Assignment of Benefits
Except in the case of a loan from the Plan secured by a Participant's Plan Accounts, none of the benefits under the Plan are subject to the claims of creditors of Participants or their Beneficiaries nor are they subject to attachment, garnishment or any other legal process. Neither a Participant nor his Beneficiary may assign, sell, borrow on or otherwise encumber his beneficial interest in the Plan and Trust Fund, nor shall such interest be liable for or subject to the deeds, contracts, liabilities, engagements or torts of any Participant or Beneficiary. Notwithstanding the above, nothing in the Plan shall preclude compliance with a "qualified domestic relations order" as defined in Section 414(p) of the Code.

Section 11.03 - Plan Voluntary
The Plan is entirely voluntary on the part of the Employers and continuance of the Plan and any payments hereunder are not a contractual obligation of any Employer.

Section 11.04 - Reservation of Right to Suspend or Discontinue Contributions
The Employers reserve the right in their discretion to modify or suspend (in whole or in part) at any time and for any period, or to discontinue at any time their contributions under this Plan.

Section 11.05 - Non-Guarantee of Employment
Nothing contained in this Plan shall give any Participant or Employee the right to be retained in the service of an Employer or interfere with the right of an Employer to discharge any Participant or Employee at any time regardless of the effect of such discharge upon such individual as a Participant.

Section 11.06 - Governing Law
This Plan shall be construed in accordance with the laws of the State of Nebraska, except where such laws are superseded by ERISA or the Code, in which case ERISA or the Code, as the case may be, shall control.

Section 11.07 - Facility of Payment
In making any distribution to or for the benefit of any minor or incompetent Participant or Beneficiary, the Plan Administrator, in its discretion may, but need not, order the Trustee to make such distribution to a legal or natural guardian of such minor or incompetent and any such guardian shall have full authority and discretion to expend such distribution for the use and benefit of such minor or incompetent and the receipt by such guardian shall be a complete discharge of the Trustee without any responsibility on its part or on the part of the Plan Administrator to see to the application thereof.

Section 11.08 - Severability
If any provisions of this Plan document shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions of the document, which shall be fully severable, and the document shall be construed and enforced as if the illegal or invalid provision had never been inserted herein.

Section 11.09 - Plan in Effect at Termination of Employment Controls
Unless expressly indicated otherwise, any amendment to this Plan shall not apply to any Employee who terminated employment prior to the effective date of such amendment.

Section 11.10 - Notices
Whenever the Plan provides that a notice or written notice be provided, such notice may be in writing or, to the extent otherwise permissible by law, may be provided through a telephone voice response system, interactive computer system or by other electronic means.

ARTICLE XII

TOP-HEAVY PLAN PROVISIONS

Section 12.01 - Application

The provisions of this Article XII shall only be applicable if the Plan becomes "top-heavy" as defined in Section 416(g) of the Code aggregating this plan and any other qualified retirement plans maintained by the Employers and Affiliates, including those plans which may have terminated, which are part of an "aggregation group of plans." Generally, the plan would be "top-heavy" if 60% or more of the aggregate present value of the accrued benefits of members of the qualified retirement plans maintained by the Employers and Affiliates which are part of an "aggregation group of plans" as of any "determination date" (the last day of the preceding Accounting Year beginning as of December 31, 1983) is attributable to "key employees." For this purpose, benefit payments to members of the "aggregation group of plans" during the Accounting Year (ending with the determination date) or for any of the 4 immediately preceding Accounting Years shall be taken into consideration. The present value of accrued benefits of defined benefit plans included in the aggregation group shall be determined on the basis of the interest and mortality assumptions then being used to comply with Section 401(a)(25) of the Code. If the plan becomes "top-heavy" as of determination date, then effective in the next Accounting Year, the provisions of this Article XII shall apply.

If the Employers or Affiliates maintain 1 or more defined contribution plans (including any simplified employee pension plan) and the Employers or Affiliates maintain or have maintained 1 or more defined benefit plans, which during the 5 year (1 year after December 31, 2001) period ending on the determination date has or has had any accrued benefits, the top-heavy ratio for required or permissive aggregation group, as appropriate, is a fraction, the numerator of which is the sum of account balances under the aggregated defined contribution plans for all "key employees," and the present value of accrued benefits under the aggregated defined benefit plans for all "key employees" as of the determination date, and the denominator of which is the sum of the account balances under the aggregated defined contribution plans for all participants, and the present value of accrued benefits under the defined benefit plans for all participants as of the determination date, all determined in accordance with Section 416 of the Code. The account balances under a defined contribution plan and accrued benefits under the defined benefit plan in both the numerator and denominator of the top-heavy ratio are adjusted for distribution of an accrued benefit made in the 5 year (1 year after December 31, 2001) period ending on the determination date. For purposes of this paragraph, the value of account balances and the present value of accrued benefits will be determined as of the most recent Valuation Date that falls within the 12 month period ending on the determination date, except as provided in Section 416 of the Code for the first and second plan years of a defined benefit plan. The account balances and accrued benefits of a participant (1) who is not a "key employee," but who was a key employee in a prior year, or (2) who has not been credited with at least 1 hour of service with an Employer maintaining the plan at any time during the 5 year (1 year after December 31, 2001) period ending on the determination date will be disregarded. The calculation of the top-heavy ratio and the extent to which distributions, rollovers and transfers are taken into account will be made in accordance with Section 416 of the Code. Deductible employee contributions will not be taken into account for purposes of computing the top-heavy ratio. When aggregating plans, the value of account balances and accrued benefits will be calculated with reference to the determination dates that fall within the same calendar year. The accrued benefit of an employee who is not a "key employee" shall be determined as if such benefit accrued not more rapidly than the slowest accrual rate permitted under Section 411(b)(1)(C) of the Code.

Section 12.02 - Special Minimum Benefit

If this Plan becomes "top-heavy," for each year the Plan is top-heavy, the Employers shall make a minimum annual contribution for each Participant who is employed on the last day of the Accounting Year and who is not a "key employee," to the extent not already provided by an Employer through another qualified plan maintained by an Employer in which the Participant also participates. The annual contribution shall be an amount equal to the lesser of 3% of his Section 415 Compensation or the highest percentage of compensation contributed on behalf of a key employee. For purposes of this Section, Pre-Tax Contributions of "key employees" shall be treated as employer contributions and after December 31, 2001, Matching Contributions shall be treated as employer contributions.. The Employee shall receive this contribution regardless of: (i) his level of compensation; or (ii) whether or not the Employee has made Pre-Tax Contributions. For purposes of this Section, the term "compensation" means a Participant's Nondiscrimination Compensation (except that only compensation earned while a Participant will be taken into account).

The minimum annual contribution described in the preceding paragraph shall not be made if a Participant is also a participant in a top-heavy defined benefit plan of the Employers and the Participant receives a top-heavy minimum benefit under such top-heavy defined benefit plan. Said benefit shall be an accrued benefit equal to: (i) the amount otherwise provided by the top-heavy defined benefit plan, or (ii) an amount equal to 2% of the Participant's annual monthly Section 415 Compensation for the period of consecutive plan years (not exceeding 5 years) of the top-heavy defined benefit plan during which the Participant had the greatest aggregate Section 415 Compensation, multiplied by his years of benefit accrual service under the top-heavy defined benefit plan, up to 10 years earned in plan years after 1983 in which the defined benefit plan was top-heavy, whichever is greater.

Section 12.03 - Special Combined Plans Limit

Effective for calendar years beginning before January 1, 2000, the denominators of the defined benefit plan fraction and defined contribution plan fraction shall, if this Plan becomes "top-heavy," be amended by the product of 1.0 rather than 1.25 of the applicable dollar limits.

Section 12.04 - Key Employee Defined

The term "key employee" means:

(i) effective for calendar years beginning before January 1, 2002, officers of an Employer or any Affiliate of an Employer (but not more than 50 officers or, if less, the greater of 3 officers or 10% of all employees of an Employer and all Affiliates), and for calendar years beginning on or after January 1, 2001, officers of an Employer having annual Compensation greater than $130,000.

(ii) effective for calendar years beginning before January 1, 2002, the 10 employees with the largest equity interest in an Employer whose total annual compensation in the applicable Accounting Year was more than 100% of the maximum annual additions to a defined contribution plan for such year under Section 415(c)(1)(A) of the Code;

(iii) any Participant with more than 5% equity interest in an Employer or any Affiliate of an Employer; or

(iv) any Participant with more than 1% equity interest in an Employer or its Affiliates whose total annual compensation in the applicable Accounting Year is more than $150,000.

In determining "equity interest," the attribution rules set forth in Section 318 of the Code shall apply. The term "key employee" as of a determination date shall be applied to an Employee or former Employee (or his Spouse) who was a "key employee" during the Accounting Year (ending with such determination date) or in any of the 4 immediately preceding Accounting Years. "Non-key employee" means an employee who is not a "key employee." The term "officer," for this purpose, shall only include an officer of an Employer or its Affiliates whose total cash compensation for the applicable Accounting Year was at least 50% of the maximum annual benefit from a defined benefit plan for such year under Section 415(b)(1)(A) of the Code. For purposes of this Section, "compensation" means Nondiscrimination Compensation.

Section 12.05 - Aggregation Group of Plans Defined

The term "aggregation group of plans" shall have the same meaning as is specified in Section 416(g)(2) of the Code, including for this purpose, both required and permissive aggregation groups of plans. A required aggregation shall include (i) each qualified plan of the Employers or Affiliates in which at least 1 key employee participates or participated at any time during the determination period (regardless of whether the plan has terminated), and (ii) any other qualified plan of the Employers or Affiliates which enables a plan described in (i) to meet the requirements of Section 401(a)(4) or 410 of the Code. A permissive aggregation group shall include the required aggregation group of plans plus any other plan or plans of the Employers or Affiliates, when considered as a group with the required aggregation group, will continue to satisfy the requirements of Section 401(a)(4) or 410 of the Code.

Section 12.06 - Collective Bargaining Agreements

The requirements of this Article 12 shall not apply with respect to any Employee included in a unit of Employees covered by a collective bargaining agreement between Employee representatives and an Employer or nonparticipating Affiliate if retirement benefits were the subject of good faith bargaining between such Employee representatives and such Employer or nonparticipating Affiliate.

IN WITNESS WHEREOF, the Sponsoring Employer has caused this Plan, as amended and restated, to be executed this  of January, 2002, effective as of January 1, 2002.

CONAGRA FOODS, INC.

By______________________________
Anthony M. Sanders
Vice President, Human Resources Business Center

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010702

SUPPLEMENT BV

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of November 1, 2000, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Mandatory Contributions and Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, including sick leave pay.

1.12 **Eligible Employee** - An Employee described in Section 1.13 who has one year of Service shall be included as an Eligible Employee.

1.13 **Employee** - Those Employees employed at the Employer's CFI/Gilroy Foods, Basic Vegetables, Modesto, California who are included in a collective bargaining unit.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of one year of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(b) **Voluntary Pre-Tax Contributions** - For each Accounting Year, a Participant may make Pre-Tax Contributions of not less than 1% nor more than 20% of his Compensation for the Accounting Year in 1% increments.

3.02 **Employer Contributions** - The Employer may make a Contribution in an amount equal to not less 1% of a Participant's Compensation nor more than 4% of a Participant's Compensation, as determined by the Employer, regardless of whether the Participant has made Pre-Tax Contributions to the Plan. Effective January 1, 2001, the Employer shall make a Contribution at the end of each Accounting Year in an amount equal to 3.5% of a Participant's Compensation, regardless of whether the Participant has made Pre-Tax Contributions to the Plan, provided the Participant is actively employed at the end of the Accounting Year.

4.02 **Investment of Accounts** - A Participant may direct the investment of his share of Employer Contributions under the same terms and conditions as he may direct the investment of his Pre-Tax Contributions.

5.07(a) **General Withdrawal** - A General Withdrawal of any portion of a Participant's Accounts is not permitted.

Article VI **Plan Loans** - The Plan loan provisions will apply.

SUPPLEMENT DA

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of November 1, 1994, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Mandatory Contributions and Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding sick leave pay.

1.12 **Eligible Employee** - An Employee described in Section 1.13 who has one year of Service shall be included as an Eligible Employee.

1.13 **Employee** - Those Employees employed at the location and for the Employer shown on the attached Schedule A.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of one year of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(b) **Voluntary Pre-Tax Contributions** - For each Accounting Year, a Participant may make Pre-Tax Contributions of not less than 1% nor more than 10% of his Compensation for the Accounting Year in 1% increments; provided however, in no event shall the sum of such Participant's Pre-Tax Contributions and After-Tax Contributions exceed 10% of his Compensation for the Accounting Year.

3.01(c) **After-Tax Contributions** - For each Accounting Year, a Participant may make After-Tax Contributions of not less than 1% nor more than 10% of his Compensation for the Accounting Year in 1% increments; provided, however, in no event shall the sum of a Participant's Pre-Tax Contributions and After-Tax Contributions exceed 10% of his Compensation for the Accounting Year.

3.02 **Employer Contributions** - The Employer shall make a Contribution equal to 1% of a Participant's Compensation, regardless of whether the Participant has made Pre-Tax Contributions or After-Tax Contributions to the Plan. In addition, the Employer shall make a Matching Contribution equal to 25% of each eligible Participant's Pre-Tax Contributions and After-Tax Contributions up to 4% of his Compensation.

4.02 **Investment of Accounts** - All Employer Contributions shall be invested in the ConAgra Stock Fund.

SCHEDULE A
SUPPLEMENT DA

Location	Operating Co.	Effective Date
Arlington, TX-UFCW	Poultry	05/01/1999
Carthage, MO	ASE	07/01/1998
Dalton, GA	Poultry	09/01/1996
El Dorado, AR-non-union	Poultry	01/01/2002
Enterprise, AL-non-union	Poultry	06/01/1999
Enterprise, AL-RWDSU	Poultry	04/01/1997
Enterprise, AL-TD	Poultry	06/01/1999
Enterprise, AL (Enterprise Feed Mill)	Poultry	02/01/1998
Farmerville, LA	Poultry	11/01/1999
Gainesville, GA	Poultry	06/01/1998
Hastings, NE	ASE	11/01/1994
Huntsville, AR	ASE	09/01/1998
Junction City, KS	ASE	10/01/1996
Lovette Company	Poultry	04/01/2000
Natchitoches, LA-UFCW #210	Poultry	06/01/1997
Omaha, NE (Omaha Dry Sausage)	ASE	09/01/1997 through 10/01/2001
Salt Lake City, UT	Poultry	01/15/1999
Wallace, NC (Butterball Turkey)	Poultry	04/01/2001
Winston-Salem, NC	Poultry	04/01/2001

SUPPLEMENT FF

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of January 1, 2000, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code.

1.13 **Employee** - Those Employees employed by the Employer at its Trading and Processing facility at Albert Lea, Minnesota and who are included in a collective bargaining unit.

2.01(b) **Future Participants** An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of one year of Service.

3.02 **Employer Contributions** - The Employer shall make an annual contribution equal to the amount set forth in the table below for each Eligible Employee on the date specified for such Employee regardless of whether such Employee has made a contribution to the Plan or has otherwise enrolled for participation in the Plan:

Work Location	Contribution	Date
Albert Lea, MN	$.70 per hour of Service	Per Payroll Basis

4.02 **Investment Accounts** - A Participant may direct the investment of his share of Employer Contributions under the same terms and conditions as he may direct the investment of his Pre-Tax Contributions.

SUPPLEMENT GA

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as provided below, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Mandatory Contributions and Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding sick leave pay.

1.13 **Employee** - Those Employees employed at the location and for the Employer shown on attached Schedule A and, where indicated, included in a collective bargaining unit, all effective as of the date shown.

1.17 **Entry Date** - The first day of each calendar quarter.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of one year of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(a) **Mandatory Contributions** - A Participant shall be required to make a Mandatory Contribution equal to 2% of his Compensation for each Accounting Year.

3.01(b) **Pre-Tax Contributions** - In addition to his Mandatory Contribution, a Participant may make voluntary Pre-Tax Contributions of not less than 1% nor more than 8% of his Compensation for the Accounting Year in 1% increments.

3.02 **Employer Contributions** - The Employer shall make a Matching Contribution equal to 40% of each eligible Participant's Mandatory Contributions and 40% of each eligible Participant's Pre-Tax Contributions up to 2% of his Compensation.

5.02(b) **Amount of Distributions/Distributable Events** - No amount of the Matching Contribution Account shall be distributable to a Participant who terminates employment for any reason other than described in Section 5.02(a) with less than 5 years of Service.

5.07(a) **General Withdrawal** - A General Withdrawal of any portion of a Participant's Accounts is not permitted.

5.07(b) **Hardship Withdrawal** - A Participant may obtain a withdrawal from his Pre-Tax Contribution Account, any remaining balance the Participant may have in a Rollover Account or a Transfer Account, and his interest in the Plan attributable to pre-tax contributions (elective deferrals) to the Prior Plan plus earnings attributable to such contributions accrued prior to January 1, 1989, in accordance with the Plan.

In no event shall the withdrawal exceed the lesser of (i) the amount necessary to alleviate the financial hardship or (ii) an amount equal to the balance of the Participant's Rollover Account and Transfer Account plus that portion of the Participant's Pre-Tax Contribution Account that consists of Mandatory Contributions, elective deferrals and of earnings attributable to Mandatory Contributions and to elective deferrals credited to the Participant's Accounts no later than December 31, 1988.

Hardship withdrawals shall be made from a Participant's Rollover Account, if any, until such account is exhausted, then from the Participant's Transfer Account, if any, until such Account is exhausted, then from Mandatory Contributions and earnings on such contributions and thereafter from the remainder of the Participant's Pre-Tax Contribution Account.

SCHEDULE A
SUPPLEMENT GA

Location	Operating Co.	Effective Date
Atchison, KS-AFGM	Grain	08/09/1990 through 09/18/1996
Altanta, GA	Grocery	05/01/1995
Brookston, IN	Grocery	01/01/1997
Calumet, MN – AFGM	Trad'g & Proc'g	10/01/1990 through 09/30/1993
Chester, IL-AFGM	Grain	12/01/1991 through 12/31/1994
Council Bluffs, IA-AFGM	Trad'g & Proc'g	07/01/1992 through 08/31/1995
Dallas, TX	Grocery	05/01/1995
Decatur, AL	Grain	09/01/1991 through 08/31/1997

Location	Operating Co.	Effective Date
E. St. Louis, IL-AFGM	Trad'g & Proc'g	07/01/1992 through 08/31/1995
Grand Forks, ND-AFGM	Trad'g & Proc'g	07/01/1992 through 08/31/1995
Highspire, PA-AFGM	Grain	10/12/1992 through 05/01/1996
Houston, TX	Grocery	05/01/1995
Humboldt, TN	Grocery	06/01/1998 through 03/31/2000
Jacksonville, MS	Grocery	05/01/1995
Marquette, MN-AFGM	Trad'g & Proc'g	10/01/1990
Memphis, TN-Refinery	H/Wesson	01/01/1994
Memphis, TN-District Center	Grocery	06/01/1997
Minneapolis, MN (Elec.Steel)-IBT	Trad'g & Proc'g	01/01/1993 through 08/01/1999
Minneapolis, MN-IBT #160	Grocery	03/01/1997
New Prague, MN	Grain	07/01/1991 through 07/31/1995
New Ulm, MN-Union (Grain Elevator)	Trad'g & Proc'g	10/01/1990
Omaha, NE-"A" AFGM	Grain	01/01/1991 through 05/31/1994
Omaha, NE-"B" AFGM	Grain	01/01/1991 through 05/31/1994
Omaha, NE-"B"(Maintenance)-AFGM	Grain	01/01/1991 through 05/31/1994
Rapid City, SD-Hubbard-AFGM	Trad'g & Proc'g	07/01/1995 through 03/11/1998
Red Lion, PA- Nonunion	Grain	03/01/1992
Rensselaer, IN	Grocery	01/01/1997
Shakopee, MN-AFGM	Trad'g & Proc'g	07/01/1990 through 08/31/1995
South Bend, IN	Grocery	01/01/1997
Sherman, TX-AFGM	Grain	06/01/1991 through 11/30/1997
St. Paul, MN (Red Rock)-IUOE	Trad'g & Proc'g	07/01/1992
Valparaiso, IN	Grocery	01/10/1997

SUPPLEMENT GB

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as provided below, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding sick leave pay.

1.13 **Employee** - Those Employees employed at the locations set forth on attached Schedule A who are not included in a collective bargaining unit effective as of the date indicated.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of one year of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center; except, however, that any Eligible Employee who is employed at the Employer's Hunt-Wesson facility in Cranbury, New Jersey on August 1, 1998 shall immediately become a Participant on such date regardless whether such Employee has one year of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(b) **Pre-Tax Contributions** - A Participant may make voluntary Pre-Tax Contributions of not less than 2% nor more than 10% of his Compensation for the Accounting Year in 1% increments.

3.02 **Employer Contributions** - The Employer shall make a Matching Contribution equal to 40% of each eligible Participant's Pre-Tax Contributions up to 4% of his Compensation.

5.02(b) **Amount of Distributions/Distributable Events** - No amount of the Matching Contribution Account shall be distributable to a Participant who terminates employment for any reason other than described in Section 5.02(a) with less than 5 years of Service.

5.07(a) **General Withdrawal** - A General Withdrawal of any portion of a Participant's Accounts is not permitted."

SCHEDULE A
SUPPLEMENT GB

Location	Operating Co.	Effective Date
Athens, AL	Poultry	03/01/1999
Birch Run, MI	Berger	09/01/199 through 12/31/1995
Bird Island, MN	Berger	09/01/1992
Bridgeport, NE	Berger	02/01/1993
Brule, NE	Berger	02/01/1993
Brush, CO	Berger	02/01/1993
Cavalier, ND	Berger	09/01/1992
Champion, NE	Berger	02/01/1993
Cranbury, NJ	Hunt-Wesson	08/01/1998
Croswell, MI	Berger	09/01/1992 through 12/31/1995
Delco, ID	Berger	09/01/1992
Eden, ID	Berger	09/01/1992
Fairgrove, MI	Berger	09/01/1992
Fort Morgan, CO	Berger	02/01/1993
Freeland, MI	Berger	09/01/1992 through 12/31/1995
Gering, NE	Berger	09/01/1992
Goodland, KS	Berger	02/01/1993
Grant, NE	Berger	02/01/1993
Greeley, CO	Berger	09/01/1992
Greeley, CO	Berger	02/01/1993
Hatton, ND	Berger	09/01/1992
Hay Springs, NE	Berger	02/01/1993
Helm, CA	Hunt-Wesson	11/01/1998
Henderson, MI	Berger	09/01/1992 through 12/31/1995
Holyoke, CO	Berger	02/01/1993
Humboldt, TN	Grocery	04/01/2000 through 04/01/2001

Location	Operating Co.	Effective Date
Lamar, NE	Berger	02/01/1993
La Salle, CO	Berger	09/01/1992
Lennon, MI	Berger	09/01/1992 through 12/31/1995
Loudonville, OH	Grain	02/01/1992
Lyman, NE	Berger	02/01/1993
Mayville, ND	Berger	09/01/1992
Merrill, MI	Berger	09/01/1992 through 12/31/1995
Mt. Lake, MN	Grain	03/01/1993
Northwood, ND	Berger	02/01/1993
Oakes, ND	Berger	02/01/1993
Othello, WA	Berger	09/01/1992
Owendale, MI	Berger	09/01/1992
Perham, MN	Berger	02/01/1993
Pinconning, MI	Berger	09/01/1992
Scottsbluff, NE	Berger	02/01/1993
Sidney, NE	Berger	02/01/1993
St. Charles, MI	Berger	09/01/1992
St. Louis	Beatrice Cheese	02/01/1999
Sunray, TX	Berger	02/01/1993
Vestaburg, MI	Berger	09/01/1992
Wendell, ID	Berger	09/01/1992
Wiggins, CO	Berger	09/01/1992
Wyndmere, ND	Berger	02/01/1993
Yuma, CO	Berger	02/01/1993

SUPPLEMENT GC

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees on or after October 1, 1989, and before February 6, 1998, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Mandatory Contributions and Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding sick leave pay.

1.13 **Employee** - Those Employees employed at the Employer's Kalama, Washington facility who are included in a collective bargaining unit represented by the International Longshoremen's Association (AFL-CIO).

1.17 **Entry Date** - The first day of each calendar quarter.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of one year of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(a) **Mandatory Contributions** - A Participant shall be required to make a Mandatory Contribution equal to 2% of his Compensation for each Accounting Year.

3.01(b) **Pre-Tax Contributions** - In addition to his Mandatory Contribution, a Participant may make voluntary Pre-Tax Contributions of not less than 1% nor more than 10% of his Compensation, excluding productivity bonus, for the Accounting Year in 1% increments.

3.02 **Employer Contributions** - The Employer shall make a Matching Contribution equal to 20% of each eligible Participant's Mandatory Contributions and 20% of each eligible Participant's voluntary Pre-Tax Contributions up to 2% of his Compensation.

5.02(b) **Amount of Distributions/Distributable Events** - No amount of the Matching Contribution Account shall be distributable to a Participant who terminates employment for any reason other than described in Section 5.02(a) with less than 5 years of Service.

5.07(a) **General Withdrawal** A General Withdrawal of any portion of a Participant's Accounts is not permitted.

5.07(b) **Hardship Withdrawal** - A Participant may obtain a withdrawal from his Pre-Tax Contribution Account, any remaining balance the Participant may have in a Rollover Account or a Transfer Account, and his interest in the Plan attributable to pre-tax contributions (elective deferrals) to the Prior Plan plus earnings attributable to such contributions accrued prior to January 1, 1989, in accordance with the Plan.

In no event shall the withdrawal exceed the lesser of (i) the amount necessary to alleviate the financial hardship or (ii) an amount equal to the balance of the Participant's Rollover Account and Transfer Account plus that portion of the Participant's Pre-Tax Contribution Account that consists of Mandatory Contributions, elective deferrals and of earnings attributable to Mandatory Contributions and to elective deferrals credited to the Participant's Accounts no later than December 31, 1988.

Hardship withdrawals shall be made from a Participant's Rollover Account, if any, until such account is exhausted, then from the Participant's Transfer Account, if any, until such Account is exhausted, then from Mandatory Contributions and earnings on such contributions and thereafter from the remainder of the Participant's Pre-Tax Contribution Account

SUPPLEMENT GD

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of April 1, 1993, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Mandatory Contributions and Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding sick leave pay.

1.13 **Employee** - Those employees employed at the Employer's Omaha, Nebraska - Tortilla facility and, effective January 1, 1995, those employees employed by Berger and Company who are not included in a collective bargaining unit, and, effective January 1, 1996, those employees employed at the Berbian Nut, Stockton, California location.

1.17 **Entry Date** - The first day of each calendar quarter.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of 90 days of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(a) **Mandatory Contributions** - A Participant shall be required to make a Mandatory Contribution equal to 2% of his Compensation for each Accounting Year.

3.01(b) **Pre-Tax Contributions** - In addition to his Mandatory Contribution, a Participant may make voluntary Pre-Tax Contributions of not less than 1% nor more than 8% of his Compensation for the Accounting Year in 1% increments.

3.02 **Employer Contributions** - The Employer shall make a Matching Contribution equal to 40% of each eligible Participant's Mandatory Contributions and 40% of each eligible Participant's voluntary Pre-Tax Contributions up to 2% of his Compensation.

5.02(b) **Amount of Distributions/Distributable Events** - No amount of the Matching Contribution Account shall be distributable to a Participant who terminates employment for any reason other than described in Section 5.02(a) with less than 5 years of Service.

5.07(a) **General Withdrawal** - A General Withdrawal of any portion of a Participant's Accounts is not permitted.

5.07(b) **Hardship Withdrawal** - A Participant may obtain a withdrawal from his Pre-Tax Contribution Account, any remaining balance the Participant may have in a Rollover Account or a Transfer Account, and his interest in the Plan attributable to pre-tax contributions (elective deferrals) to the Prior Plan plus earnings attributable to such contributions accrued prior to January 1, 1989, in accordance with the Plan.

In no event shall the withdrawal exceed the lesser of (i) the amount necessary to alleviate the financial hardship or (ii) an amount equal to the balance of the Participant's Rollover Account and Transfer Account plus that portion of the Participant's Pre-Tax Contribution Account that consists of Mandatory Contributions, elective deferrals and of earnings attributable to Mandatory Contributions and to elective deferrals credited to the Participant's Accounts no later than December 31, 1988.

Hardship withdrawals shall be made from a Participant's Rollover Account, if any, until such account is exhausted, then from the Participant's Transfer Account, if any, until such Account is exhausted, then from Mandatory Contributions and earnings on such contributions and thereafter from the remainder of the Participant's Pre-Tax Contribution Account.

SUPPLEMENT GE

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as provided below, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Mandatory Contributions and Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding sick leave pay.

1.13 **Employee** - Those Employees employed at the location shown on the attached Schedule A and, where indicated, who are included in a collective bargaining unit represented by the American Federation of Grain Millers.

1.17 **Entry Date** - The first day of each calendar quarter.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of one year of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(a) **Mandatory Contributions** - A Participant shall be required to make a Mandatory Contribution equal to 2% of his Compensation for each Accounting Year.

3.01(b) **Pre-Tax Contributions** - In addition to his Mandatory Contribution, a Participant may make Pre-Tax Contributions of not less than 1% nor more than 10% of his Compensation for the Accounting Year in 1% increments.

3.02 **Employer Contributions** - The Employer shall make a Matching Contribution equal to 40% of each eligible Participant's Mandatory Contributions and 40% of each eligible Participant's voluntary Pre-Tax Contributions up to 2% of his Compensation.

5.02(b) **Amount of Distributions/Distributable Events** - No amount of the Matching Contribution Account shall be distributable to a Participant who terminates employment for any reason other than described in Section 5.02(a) with less than 5 years of Service.

5.07(a) **General Withdrawal** - A General Withdrawal of any portion of a Participant's Accounts is not permitted.

5.07(b) **Hardship Withdrawal** - A Participant may obtain a withdrawal from his Pre-Tax Contribution Account, any remaining balance the Participant may have in a Rollover Account or a Transfer Account, and his interest in the Plan attributable to pre-tax contributions (elective deferrals) to the Prior Plan plus earnings attributable to such contributions accrued prior to January 1, 1989, in accordance with the Plan.

In no event shall the withdrawal exceed the lesser of (i) the amount necessary to alleviate the financial hardship or (ii) an amount equal to the balance of the Participant's Rollover Account and Transfer Account plus that portion of the Participant's Pre-Tax Contribution Account that consists of Mandatory Contributions, elective deferrals and of earnings attributable to Mandatory Contributions and to elective deferrals credited to the Participant's Accounts no later than December 31, 1988.

Hardship withdrawals shall be made from a Participant's Rollover Account, if any, until such account is exhausted, then from the Participant's Transfer Account, if any, until such Account is exhausted, then from Mandatory Contributions and earnings on such contributions and thereafter from the remainder of the Participant's Pre-Tax Contribution Account.

SCHEDULE A
SUPPLEMENT GE

Location	Operating Co.	Effective Date
Alton, IL - AFGM	Grain	08/01/1993 through 08/31/1995
Chester, IL - AFGM	Grain	01/01/1995 through 11/16/1997
Highspire, PA - AFGM	Grain	05/01/1996 through 02/28/1999
New Prague, MN	Grain	07/01/1994 through 08/31/1995
Shakopee, MN - AFGM	Trad'g & Proc'g	09/01/1995
St. Paul, MN - AFGM	Grain	07/01/1994 through 08/31/1995
Superior, WI - AFGM	Grain	08/01/1993 through 08/31/1995
Wabasha, MN	Grain	07/01/1994 through 08/31/1995

SUPPLEMENT GF

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of June 1, 1997, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Mandatory Contributions and Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding sick leave pay.

1.13 **Employee** - Effective September 1, 1997, those Employees employed at the Employer's Trading and Processing facility in Decatur, Alabama; and effective July 25, 1997, those Employees employed at the Employer's Trading and Processing facility in Atchison, Kansas, and effective November 17, 1997, those Employees employed at the Employer's Trading and Processing facility in Chester, Illinois, who are included in a unit of collective bargaining represented by the American Federation of Grain Millers.

1.17 **Entry Date** - The first day of each calendar quarter.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of one year of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(a) **Mandatory Contributions** - A Participant shall be required to make a Mandatory Contribution equal to 2% of his Compensation for each Accounting Year.

3.01(b) **Pre-Tax Contributions** - In addition to his Mandatory Contribution, a Participant may make voluntary Pre-Tax Contributions of not less than 1% nor more than 14% of his Compensation for the Accounting Year in 1% increments.

3.02 **Employer Contributions** - The Employer shall make a Matching Contribution equal to 40% of each eligible Participant's Mandatory

Contributions and 40% of each eligible Participant's voluntary Pre-Tax Contributions up to 2% of his Compensation.

5.02(b) **Amount of Distributions/Distributable Events** - No amount of the Matching Contribution Account shall be distributable to a Participant who terminates employment for any reason other than described in Section 5.02(a) with less than 5 years of Service.

5.07(a) **General Withdrawal** - A General Withdrawal of any portion of a Participant's Accounts is not permitted.

5.07(b) **Hardship Withdrawal** - A Participant may obtain a withdrawal from his Pre-Tax Contribution Account, any remaining balance the Participant may have in a Rollover Account or a Transfer Account, and his interest in the Plan attributable to pre-tax contributions (elective deferrals) to the Prior Plan plus earnings attributable to such contributions accrued prior to January 1, 1989, in accordance with the Plan.

In no event shall the withdrawal exceed the lesser of (i) the amount necessary to alleviate the financial hardship or (ii) an amount equal to the balance of the Participant's Rollover Account and Transfer Account plus that portion of the Participant's Pre-Tax Contribution Account that consists of Mandatory Contributions, elective deferrals and of earnings attributable to Mandatory Contributions and to elective deferrals credited to the Participant's Accounts no later than December 31, 1988.

Hardship withdrawals shall be made from a Participant's Rollover Account, if any, until such account is exhausted, then from the Participant's Transfer Account, if any, until such Account is exhausted, then from Mandatory Contributions and earnings on such contributions and thereafter from the remainder of the Participant's Pre-Tax Contribution Account.

Article VI **Plan Loans** - The Plan loan provisions will apply.

SUPPLEMENT GU

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as January 1, 2001, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but including sick leave pay.

1.13 **Employee** - Those Employees employed at the Employer's Goodmark Foods division who are not included in a collective bargaining unit effective as of January 1, 2001.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of such Employee's Employment Date.

3.01(b) **Voluntary Pre-Tax Contributions** - A Participant may make voluntary Pre-Tax Contributions of not less than 1% nor more than 20% of his Compensation for the Accounting Year in 1% increments; provided, however, that for each Accounting Year, a Participant who is a Highly Compensated Employee may make Pre-Tax Contributions of not less than 1% nor more than 10% of his Compensation for the Accounting Year in 1% increments.

3.02 **Employer Contributions** - The Employer shall make a Matching Contribution equal to 50% of each eligible Participant's Pre-Tax Contributions up to 4% of his Compensation.

4.02 **Investment of Accounts** - A Participant may direct the investment of his share of Employer Contributions under the same terms and conditions as he may direct the investment of his Pre-Tax Contributions.

5.02(b) **Amount of Distributions/Distributable Events** - No amount of the Matching Contribution Account shall be distributable to a Participant who terminates employment for any reason other than described in Section 5.02(a) with less than 5 years of Service.

5.07(a) **General Withdrawal** - A General Withdrawal of any portion of a Participant's Accounts is not permitted.

SUPPLEMENT HF

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of April 1, 2001, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime, bonuses, incentives, commissions and any other cash compensation, including the amount of Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but not including sick leave pay.

1.13 **Employee** - Those Employees employed by ConAgra at its International Home Foods facilities at Fort Worth, Texas; provided, however, that effective October 1, 2001, such Employees who are included in a collective bargaining unit shall not be covered by this Supplement.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his date of hire, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(c) **After-Tax Contributions** - The provisions of Section 3.01(c) will apply; provided, however, that a Participant may make After-Tax Contributions of not less than 1% nor more than 22% of his Compensation for the Accounting Year in 1% increments.

Article VI **Plan Loans** - The Plan loan provisions will apply.

SUPPLEMENT JA

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of June 1, 1993, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Mandatory Contributions and Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding sick leave pay.

1.13 **Employee** - Those Employees employed at the Employer's Shoreham, Minnesota facility who are included in a collective bargaining unit represented by the International Brotherhood of Teamsters.

1.17 **Entry Date** - The first day of each calendar quarter.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of 60 days of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(a) **Mandatory Contributions** - A Participant shall be required to make a Mandatory Contribution equal to 2% of his Compensation for each Accounting Year.

3.01(b) **Pre-Tax Contributions** - In addition to his Mandatory Contribution, a Participant may make voluntary Pre-Tax Contributions of not less than 1% nor more than 8% of his Compensation for the Accounting Year in 1% increments.

3.02 **Employer Contributions** - The Employer shall make contributions under the terms and conditions described below.

Basic Matching Contribution - The Employer shall make a basic Matching Contribution equal to 40% of each eligible Participant's mandatory contributions and 40% of each eligible Participant's voluntary Pre-Tax Contributions up to 2% of his Compensation.

Return on Equity (ROE) Match - In lieu of the basic Matching Contribution, the Employer shall make a Matching Contribution equal to 50% of each eligible Participant's mandatory contributions and 50% of each Participant's Pre-Tax Contributions up to 2% of his Compensation; provided the Sponsoring Employer's Return on Equity for the Fiscal Year ending in the Accounting Year is 20% or more. For the Accounting Year ending December 31, 1994, the Fiscal Year ending on the last Sunday of May 1994, shall be treated as ending in such Accounting Year.

A Participant who is employed by an Employer on the last day of the Sponsoring Employer's Accounting Year; a Participant who terminates employment during the Accounting Year after attaining age 55 and having at least 10 years of Service; or a Participant who terminates employment during the Accounting Year due to Total and Permanent Disability shall be eligible for the Matching Contribution described in this Section; provided such Participant has elected to make Pre-Tax Contributions of at least 4% of his Compensation for the entire time during the Accounting Year in which the Fiscal Year ends that the Participant was an Eligible Employee excluding, in the case of an Employee who became an Eligible Employee during the Accounting Year, the period prior to the earliest date the Eligible Employee could begin making Pre-Tax Contributions to the Plan.

5.02(b) **Amount of Distributions/Distributable Events** - No amount of the Matching Contribution Account shall be distributable to a Participant who terminates employment for any reason other than described in Section 5.02(a) with less than 5 years of Service.

5.07(a) **General Withdrawal** - A General Withdrawal of any portion of a Participant's Accounts is not permitted.

5.07(b) **Hardship Withdrawal** - A Participant may obtain a withdrawal from his Pre-Tax Contribution Account, any remaining balance the Participant may have in a Rollover Account or a Transfer Account, and his interest in the Plan attributable to pre-tax contributions (elective deferrals) to the Prior Plan plus earnings attributable to such contributions accrued prior to January 1, 1989, in accordance with the Plan.

In no event shall the withdrawal exceed the lesser of (i) the amount necessary to alleviate the financial hardship or (ii) an amount equal to the balance of the Participant's Rollover Account and Transfer Account plus that portion of the Participant's Pre-Tax Contribution Account that consists of Mandatory Contributions, elective deferrals and of earnings attributable to Mandatory Contributions and to elective deferrals credited to the Participant's Accounts no later than December 31, 1988.

Hardship withdrawals shall be made from a Participant's Rollover Account, if any, until such account is exhausted, then from the Participant's Transfer Account, if any, until such Account is exhausted, then from Mandatory Contributions and earnings on such contributions and thereafter from the remainder of the Participant's Pre-Tax Contribution Account.

SUPPLEMENT JB

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective October 1, 1993, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Mandatory Contributions and Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding sick leave pay.

1.13 **Employee** - Those Employees employed at the Employer's Calumet, MN facility and who are included in a collective bargaining unit.

1.17 **Entry Date** - The first day of each calendar quarter.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of one year of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(a) **Mandatory Contributions** - A Participant shall be required to make a Mandatory Contribution equal to 2% of his Compensation for each Accounting Year.

3.01(b) **Pre-Tax Contributions** - In addition to his Mandatory Contribution, a Participant may make voluntary Pre-Tax Contributions of not less than 1% nor more than 8% of his Compensation for the Accounting Year in 1% increments.

3.02 **Employer Contributions** - The Employer shall make Contributions under the terms and conditions described below:

Basic Matching Contribution - The Employer shall make a Basic Matching Contribution equal to 40% of each eligible Participant's Mandatory Contributions and 40% of each eligible Participant's Pre-Tax Contributions up to 2% of his Compensation.

Return on Equity (ROE) Match - In addition to the basic Matching Contribution, the Employer shall make a Matching Contribution equal to 10% of each eligible Participant's Mandatory Contributions and 10% of each Eligible Employee's Pre-Tax Contributions up to 2% of his Compensation; provided the Sponsoring Employer's Return on Equity for the Fiscal Year ending in the Accounting Year is 20% or more. For the Accounting Year ending December 31, 1994, the Fiscal Year ending on the last Sunday of May 1994, shall be treated as ending in such Accounting Year.

A Participant who is employed by an Employer on the last day of the Sponsoring Employer's Fiscal Year; a Participant who terminates employment during the Accounting Year after attaining age 55 and having at least 10 years of Service; or a Participant who terminates employment during the Accounting Year due to Total and Permanent Disability shall be eligible for the Matching Contribution described in this Section; provided the Participant's combined Mandatory Contributions and Pre-Tax Contributions are equal to an average of 4% of his Compensation during the Accounting Year that the Participant was an Eligible Employee excluding, in the case of an Employee who became an Eligible Employee during the Accounting Year, the period prior to the earliest date the Eligible Employee could begin making Pre-Tax Contributions to the Plan.

5.02(b) **Amount of Distributions/Distributable Events** - No amount of the Matching Contribution Account shall be distributable to a Participant who terminates employment for any reason other than described in Section 5.02(a) with less than 5 years of Service.

5.07(a) **General Withdrawal** - A General Withdrawal of any portion of a Participant's Accounts is not permitted.

5.07(b) **Hardship Withdrawal** - A Participant may obtain a withdrawal from his Pre-Tax Contribution Account, any remaining balance the Participant may have in a Rollover Account or a Transfer Account, and his interest in the Plan attributable to pre-tax contributions (elective deferrals) to the Prior Plan plus earnings attributable to such contributions accrued prior to January 1, 1989, in accordance with the Plan.

In no event shall the withdrawal exceed the lesser of (i) the amount necessary to alleviate the financial hardship or (ii) an amount equal to the balance of the Participant's Rollover Account and Transfer Account plus that portion of the Participant's Pre-Tax Contribution Account that consists of Mandatory Contributions, elective deferrals and of earnings attributable to Mandatory Contributions and to elective deferrals credited to the Participant's Accounts no later than December 31, 1988.

Hardship withdrawals shall be made from a Participant's Rollover Account, if any, until such account is exhausted, then from the Participant's Transfer Account, if any, until such Account is exhausted, then from Mandatory Contributions and earnings on such contributions and thereafter from the remainder of the Participant's Pre-Tax Contribution Account.

SUPPLEMENT MA

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as provided below, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Mandatory Contributions and Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding sick leave pay.

1.13 **Employee** - Those Employees employed at the locations set forth on attached Schedule A who are included in a collective bargaining unit represented by the American Federation of Grain Millers.

1.17 **Entry Date** - The first day of each calendar quarter.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of one year of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(a) **Mandatory Contributions** - A Participant shall be required to make a Mandatory Contribution equal to 2% of his Compensation, including productivity bonus, if any, for each Accounting Year.

3.01(b) **Pre-Tax Contributions** - In addition to his Mandatory Contribution, a Participant may make voluntary Pre-Tax Contributions of not less than 1% nor more than 10% of his Compensation, excluding productivity bonus, for the Accounting Year in 1% increments. In addition to his Mandatory Contribution, a Participant may make Pre-Tax Contributions up to 100% of his productivity bonus for an Accounting Year.

3.02 **Employer Contributions** - The Employer shall make a Matching Contribution equal to 40% of each eligible Participant's Mandatory Contributions and 40% of each eligible Participant's voluntary Pre-Tax Contributions up to 2% of his Compensation, excluding bonus, and 40% of each Participant's voluntary Pre-Tax Contribution of his productivity bonus, up to 2% of such bonus.

5.02(b) **Amount of Distributions/Distributable Events** - No amount of the Matching Contribution Account shall be distributable to a Participant who terminates employment for any reason other than described in Section 5.02(a) with less than 5 years of Service.

5.07(a) **General Withdrawal** - A General Withdrawal of any portion of a Participant's Accounts is not permitted.

5.07(b) **Hardship Withdrawal** - A Participant may obtain a withdrawal from his Pre-Tax Contribution Account, any remaining balance the Participant may have in a Rollover Account or a Transfer Account, and his interest in the Plan attributable to pre-tax contributions (elective deferrals) to the Prior Plan plus earnings attributable to such contributions accrued prior to January 1, 1989, in accordance with the Plan.

In no event shall the withdrawal exceed the lesser of (i) the amount necessary to alleviate the financial hardship or (ii) an amount equal to the balance of the Participant's Rollover Account and Transfer Account plus that portion of the Participant's Pre-Tax Contribution Account that consists of Mandatory Contributions, elective deferrals and of earnings attributable to Mandatory Contributions and to elective deferrals credited to the Participant's Accounts no later than December 31, 1988.

Hardship withdrawals shall be made from a Participant's Rollover Account, if any, until such account is exhausted, then from the Participant's Transfer Account, if any, until such Account is exhausted, then from Mandatory Contributions and earnings on such contributions and thereafter from the remainder of the Participant's Pre-Tax Contribution Account.

SCHEDULE A
SUPPLEMENT MA

Location	Operating Co.	Effective Date
Alton, IL - AFGM	Grain	09/01/1995 through 06/30/1996
Blackwell, OK - AFGM	Grain	07/01/1994 through 04/24/1997
Buffalo, NY - AFGM	Grain	07/01/1994 through 04/24/1997
Commerce City, CO - AFGM	Grain	01/01/1994 through 10/7/1996
Council Bluffs, IA - AFGM	Trad'g & Proc'g	09/01/1995 through 11/30/1998
Denver, CO - AFGM	Grain	01/01/1994 through 10/7/1996

Location	Operating Co.	Effective Date
E. St. Louis, IL - AFGM	Trad'g & Proc'g	09/01/1995 through 11/30/1998
Fremont, NE - AFGM	Grain	06/01/1994
Grand Forks, ND - AFGM	Trad'g & Proc'g	09/01/1995 through 11/30/1998
Hastings, MN - AFGM	Grain	10/01/1993 through 06/30/1996
New Prague, MN - AFGM	Grain	07/31/1995 through 04/24/1997
No. Kansas City, MO - AFGM	Grain	07/01/1994 through 04/24/1997
So. Sioux City, NE	Grain	01/01/1995
St. Paul, MN - AFGM	Grain	09/01/1995
St. Joseph, MO - AFGM	Trad'g & Proc'g	09/01/1995 through 11/30/1998
Superior, WI - AFGM	Grain	09/01/1995 through 06/30/1996
Toledo, OH - AFGM	Trad'g & Proc'g	09/01/1995
Wabasha, MN - AFGM	Grain	09/01/1995

SUPPLEMENT MB

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of October 1, 1989, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Mandatory Contributions and Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding sick leave pay.

1.13 **Employee** - Those Employees employed at the Employer's Buffalo, New York facility who are included in a collective bargaining unit represented by Local No. 1286, International Longshoremen's Association (AFL-CIO).

1.17 **Entry Date** - The first day of each calendar quarter.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of one year of Service, provided the necessary forms are completed and submitted to the EasyAccess Service Center.

3.01(a) **Mandatory Contributions** - A Participant shall be required to make a Mandatory Contribution equal to 2% of his Compensation, including productivity bonus, if any, for each Accounting Year.

3.01(b) **Pre-Tax Contributions** - In addition to his Mandatory Contribution, a Participant may make voluntary Pre-Tax Contributions of not less than 1% nor more than 14% of his Compensation, excluding productivity bonus, for the Accounting Year in 1% increments. In addition to his Mandatory Contribution, a Participant may make Pre-Tax Contributions up to 100% of his productivity bonus for an Accounting Year.

3.02 **Employer Contributions** - The Employer shall make a Matching Contribution equal to 40% of each eligible Participant's Mandatory Contributions, 40% of each eligible Participant's voluntary Pre-Tax Contributions up to 2% of his Compensation, and 40% of each eligible Participant's voluntary Pre-Tax Contributions of his productivity bonus.

5.02(b) **Amount of Distributions/Distributable Events** - No amount of the Matching Contribution Account shall be distributable to a Participant who terminates employment for any reason other than described in Section 5.02(a) with less than 5 years of Service.

5.07(a) **General Withdrawal** - A General Withdrawal of any portion of a Participant's Accounts is not permitted.

5.07(b) **Hardship Withdrawal** - A Participant may obtain a withdrawal from his Pre-Tax Contribution Account, any remaining balance the Participant may have in a Rollover Account or a Transfer Account, and his interest in the Plan attributable to pre-tax contributions (elective deferrals) to the Prior Plan plus earnings attributable to such contributions accrued prior to January 1, 1989, in accordance with the Plan.

In no event shall the withdrawal exceed the lesser of (i) the amount necessary to alleviate the financial hardship or (ii) an amount equal to the balance of the Participant's Rollover Account and Transfer Account plus that portion of the Participant's Pre-Tax Contribution Account that consists of Mandatory Contributions, elective deferrals and of earnings attributable to Mandatory Contributions and to elective deferrals credited to the Participant's Accounts no later than December 31, 1988.

Hardship withdrawals shall be made from a Participant's Rollover Account, if any, until such account is exhausted, then from the Participant's Transfer Account, if any, until such Account is exhausted, then from Mandatory Contributions and earnings on such contributions and thereafter from the remainder of the Participant's Pre-Tax Contribution Account.

Article VI **Plan Loans** - The Plan loan provisions will apply.

SUPPLEMENT MC

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as provided herein, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Mandatory Contributions and Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding sick leave pay.

1.13 **Employee** - Those Employees employed at the locations set forth on attached Schedule A who are included in a collective bargaining unit represented by the American Federation of Grain Millers.

1.17 **Entry Date** - The first day of each calendar quarter.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of one year of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(a) **Mandatory Contributions** - A Participant shall be required to make a Mandatory Contribution equal to 2% of his Compensation, including productivity bonus, if any, for each Accounting Year.

3.01(b) **Pre-Tax Contributions** - In addition to his Mandatory Contribution, a Participant may make voluntary Pre-Tax Contributions of not less than 1% nor more than 8% of his Compensation, excluding productivity bonus, for the Accounting Year in 1% increments. In addition to his Mandatory Contribution, a Participant may make voluntary Pre-Tax Contributions of up to 100% of his productivity bonus for an Accounting Year.

3.02 **Employer Contributions** - The Employer shall make a Matching Contribution equal to 40% of each eligible Participant's Mandatory Contributions and 40% of each eligible Participant's voluntary Pre-Tax Contributions up to 2% of his Compensation, excluding bonus, and 40% of each Participant's voluntary Pre-Tax Contribution of his productivity bonus, up to 2% of such bonus.

5.02(b) **Amount of Distributions/Distributable Events** - No amount of the Matching Contribution Account shall be distributable to a Participant who terminates employment for any reason other than described in Section 5.02(a) with less than 5 years of Service.

5.07(a) **General Withdrawal** - A General Withdrawal of any portion of a Participant's Accounts is not permitted.

5.07(b) **Hardship Withdrawal** - A Participant may obtain a withdrawal from his Pre-Tax Contribution Account, any remaining balance the Participant may have in a Rollover Account or a Transfer Account, and his interest in the Plan attributable to pre-tax contributions (elective deferrals) to the Prior Plan plus earnings attributable to such contributions accrued prior to January 1, 1989, in accordance with the Plan.

In no event shall the withdrawal exceed the lesser of (i) the amount necessary to alleviate the financial hardship or (ii) an amount equal to the balance of the Participant's Rollover Account and Transfer Account plus that portion of the Participant's Pre-Tax Contribution Account that consists of Mandatory Contributions, elective deferrals and of earnings attributable to Mandatory Contributions and to elective deferrals credited to the Participant's Accounts no later than December 31, 1988.

Hardship withdrawals shall be made from a Participant's Rollover Account, if any, until such account is exhausted, then from the Participant's Transfer Account, if any, until such Account is exhausted, then from Mandatory Contributions and earnings on such contributions and thereafter from the remainder of the Participant's Pre-Tax Contribution Account.

SCHEDULE A
SUPPLEMENT MC

Location	Operating Co.	Effective Date
Blackwell, OK - AFGM	Grain	07/01/91 through 06/30/94
Buffalo, NY - AFGM	Grain	12/01/92 through 06/30/94
North Kansas City, MO - AFGM	Grain	10/01/93 through 06/30/94
South Sioux City, NE - AFGM	Grain	01/01/93 through 12/31/94

SUPPLEMENT MD

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of January 1, 1991, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Mandatory Contributions and Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding sick leave pay.

1.13 **Employee** - Those Employees employed at the Employer's Fruen Mill in Minneapolis, Minnesota who are included in a collective bargaining unit represented by the American Federation of Grain Millers.

1.17 **Entry Date** - The first day of each calendar quarter.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of one year of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(a) **Mandatory Contributions** - A Participant shall be required to make a Mandatory Contribution equal to 2% of his Compensation, excluding productivity bonus, if any, for each Accounting Year.

3.01(b) **Pre-Tax Contributions** - In addition to his Mandatory Contribution, a Participant may make voluntary Pre-Tax Contributions of not less than 1% nor more than 8% of his Compensation, excluding productivity bonus, for the Accounting Year in 1% increments. A Participant may make voluntary Pre-Tax Contributions up to 100% of his productivity bonus for an Accounting Year.

3.02 **Employer Contributions** - The Employer shall make a Matching Contribution equal to 40% of each eligible Participant's Mandatory Contributions and 40% of each eligible Participant's voluntary Pre-Tax Contributions up to 2% of his Compensation, excluding bonus, and 40% of each Participant's voluntary Pre-Tax Contribution of his productivity bonus, up to 4% of such bonus.

5.02(b) **Amount of Distributions/Distributable Events** - No amount of the Matching Contribution Account shall be distributable to a Participant who terminates employment for any reason other than described in Section 5.02(a) with less than 5 years of Service.

5.07(a) **General Withdrawal** - A General Withdrawal of any portion of a Participant's Accounts is not permitted.

5.07(b) **Hardship Withdrawal** - A Participant may obtain a withdrawal from his Pre-Tax Contribution Account, any remaining balance the Participant may have in a Rollover Account or a Transfer Account, and his interest in the Plan attributable to pre-tax contributions (elective deferrals) to the Prior Plan plus earnings attributable to such contributions accrued prior to January 1, 1989, in accordance with the Plan.

In no event shall the withdrawal exceed the lesser of (i) the amount necessary to alleviate the financial hardship or (ii) an amount equal to the balance of the Participant's Rollover Account and Transfer Account plus that portion of the Participant's Pre-Tax Contribution Account that consists of Mandatory Contributions, elective deferrals and of earnings attributable to Mandatory Contributions and to elective deferrals credited to the Participant's Accounts no later than December 31, 1988.

Hardship withdrawals shall be made from a Participant's Rollover Account, if any, until such account is exhausted, then from the Participant's Transfer Account, if any, until such Account is exhausted, then from Mandatory Contributions and earnings on such contributions and thereafter from the remainder of the Participant's Pre-Tax Contribution Account.

SUPPLEMENT ME

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of July 1, 1993, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Mandatory Contributions and Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding sick leave pay.

1.13 **Employee** - Effective July 1, 1993 through July 31, 2000, those Employees employed at the Employer's Connor's Point, Wisconsin facility and, effective September 19, 1996 through July 24, 1997, those Employees employed at the Employer's Atchison, Kansas facility who are included in a collective bargaining unit represented by the American Federation of Grain Millers.

1.17 **Entry Date** - The first day of each calendar quarter.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of one year of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(a) **Mandatory Contributions** - A Participant shall be required to make a Mandatory Contribution equal to 2% of his Compensation, excluding productivity bonus, if any, for each Accounting Year.

3.01(b) **Voluntary Pre-Tax Contributions** - In addition to his Mandatory Contribution, a Participant may make voluntary Pre-Tax Contributions of not less than 1% nor more than 14% of his Compensation, excluding productivity bonus, for the Accounting Year in 1% increments. A Participant may make voluntary Pre-Tax Contributions of up to 100% of his productivity bonus for an Accounting Year.

3.02 **Employer Contributions** - The Employer shall make a Matching Contribution equal to 40% of each eligible Participant's Mandatory

Contributions and 40% of each eligible Participant's voluntary Pre-Tax Contributions up to 2% of his Compensation, excluding bonus, and 40% of each Participant's voluntary Pre-Tax Contribution of his productivity bonus, up to 4% of such bonus.

5.02(b) **Amount of Distributions/Distributable Events** - No amount of the Matching Contribution Account shall be distributable to a Participant who terminates employment for any reason other than described in Section 5.02(a) with less than 5 years of Service.

5.07(a) **General Withdrawal** - A General Withdrawal of any portion of a Participant's Accounts is not permitted.

5.07(b) **Hardship Withdrawal** - A Participant may obtain a withdrawal from his Pre-Tax Contribution Account, any remaining balance the Participant may have in a Rollover Account or a Transfer Account, and his interest in the Plan attributable to pre-tax contributions (elective deferrals) to the Prior Plan plus earnings attributable to such contributions accrued prior to January 1, 1989, in accordance with the Plan.

In no event shall the withdrawal exceed the lesser of (i) the amount necessary to alleviate the financial hardship or (ii) an amount equal to the balance of the Participant's Rollover Account and Transfer Account plus that portion of the Participant's Pre-Tax Contribution Account that consists of Mandatory Contributions, elective deferrals and of earnings attributable to Mandatory Contributions and to elective deferrals credited to the Participant's Accounts no later than December 31, 1988, less any amount held as security for a loan to the Participant pursuant to Article VI.

Hardship withdrawals shall be made from a Participant's Rollover Account, if any, until such account is exhausted, then from the Participant's Transfer Account, if any, until such Account is exhausted, then from Mandatory Contributions and earnings on such contributions and thereafter from the remainder of the Participant's Pre-Tax Contribution Account.

Article VI **Plan Loans** - The Plan loan provisions will apply.

SUPPLEMENT ML

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as provided below, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Mandatory Contributions and Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding sick leave pay.

1.13 **Employee** - Those Employees employed at the locations set forth on attached Schedule A, who are included in a collective bargaining unit represented by the American Federation of Grain Millers.

1.17 **Entry Date** - The first day of each calendar quarter.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of one year of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(a) **Mandatory Contributions** - A Participant shall be required to make a Mandatory Contribution equal to 2% of his Compensation, including productivity bonus, if any, for each Accounting Year.

3.01(b) **Pre-Tax Contributions** - In addition to his Mandatory Contribution, a Participant may make voluntary Pre-Tax Contributions of not less than 1% nor more than 14% of his Compensation, excluding productivity bonus, for the Accounting Year in 1% increments. In addition to his Mandatory Contribution, a Participant may make Pre-Tax Contributions up to 100% of his productivity bonus for an Accounting Year.

3.02 **Employer Contributions** - The Employer shall make a Matching Contribution equal to 40% of each eligible Participant's Mandatory Contributions and 40% of each eligible Participant's voluntary Pre-Tax Contributions up to 2% of his Compensation, excluding bonus, and 40% of each Participant's voluntary Pre-Tax Contribution of his productivity bonus, up to 2% of such bonus.

5.02(b) **Amount of Distributions/Distributable Events** - No amount of the Matching Contribution Account shall be distributable to a Participant who terminates employment for any reason other than described in Section 5.02(a) with less than 5 years of Service.

5.07(a) **General Withdrawal** - A General Withdrawal of any portion of a Participant's Accounts is not permitted.

5.07(b) **Hardship Withdrawal** - A Participant may obtain a withdrawal from his Pre-Tax Contribution Account, any remaining balance the Participant may have in a Rollover Account or a Transfer Account, and his interest in the Plan attributable to pre-tax contributions (elective deferrals) to the Prior Plan plus earnings attributable to such contributions accrued prior to January 1, 1989, in accordance with the Plan.

In no event shall the withdrawal exceed the lesser of (i) the amount necessary to alleviate the financial hardship or (ii) an amount equal to the balance of the Participant's Rollover Account and Transfer Account plus that portion of the Participant's Pre-Tax Contribution Account that consists of Mandatory Contributions, elective deferrals and of earnings attributable to Mandatory Contributions and to elective deferrals credited to the Participant's Accounts no later than December 31, 1988, less any amount held as security for a loan to the Participant pursuant to Article VI.

Hardship withdrawals shall be made from a Participant's Rollover Account, if any, until such account is exhausted, then from the Participant's Transfer Account, if any, until such Account is exhausted, then from Mandatory Contributions and earnings on such contributions and thereafter from the remainder of the Participant's Pre-Tax Contribution Account.

Article VI **Plan Loans** - The Plan loan provisions will apply.

SCHEDULE A
SUPPLEMENT ML

Location	Operating Co.	Effective Date
Alton, IL - AFGM	Grain	07/01/1996
Blackwell, OK - AFGM	Grain	04/25/1997
Buffalo, NY - AFGM	Grain	04/25/1997
Commerce City, CO - AFGM	Grain	12/01/1996
Conners Point, WI - AFGM	Trad'g & Proc'g	08/01/2000
Council Bluffs, IA - AFGM	Grain	12/01/1998
Denver, CO - AFGM	Grain	12/01/1996

Location	Operating Co.	Effective Date
East St. Louis, IL	Grain	12/01/1998
Freemont, NE - AFGM	Grain	06/01/1994
Grand Forks, ND - AFGM	Grain	12/01/1998
Hastings, MN - AFGM	Grain	07/01/1996
Highspire, PA - AFGM	Trad'g & Proc'g	03/01/1999
Kalama, WA - ILA (AFL-CIO)	Trad'g & Proc'g	02/06/1998
Martins Creek, PA	Food Ingredients	04/01/2001
Minneapolis, MN (Elec. Steel) - IBT	Trad'g & Proc'g	08/01/1999
New Prague, MN - AFGM	Grain	04/25/1997
No. Kansas City, MO - AFGM	Grain	04/25/1997
Omaha, NE "A" - AFGM	Grain	06/01/1994
Omaha, NE "B" - AFGM	Grain	06/01/1994
Omaha, NE "B" Mnt - AFGM	Grain	06/01/1994
Paulina, LA		
St. Elmo Terminal (Peavey) - OC	Trad'g & Proc'g	08/01/2000
Rapid City, SD - AFGM	Trad'g & Proc'g	03/12/1998
Sherman, TX - AFGM	Grain	03/01/1998
South Sioux City, NE - AFGM	Trad'g & Proc'g	10/01/1998
St. Joseph, MO - AFGM	Grain	12/01/1998
Superior, WI - AFGM	Grain	07/01/1996
Tampa, FL	Trad'g & Proc'g	05/01/1999
Treichlers, PA	Food Ingredients	04/01/2001
York, PA - IBT	Trad'g & Proc'g	11/01/2000

SUPPLEMENT MN

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of January 1, 2001, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime, bonuses, incentives, commissions and any other cash compensation, including the amount of Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code and including sick leave pay.

1.13 **Employee** - Those Employees employed by ConAgra Refrigerated Prepared Foods at the facility located in Wells, Minnesota and who are covered by a collective bargaining agreement.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his date of hire, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(c) **After-Tax Contributions** - The provisions of Section 3.01(c) will apply.

3.02 **Employer Contributions** - The Employer shall make a basic Matching Contribution equal to 100% of each eligible Participant's Pre-Tax Contributions and After-Tax Contributions up to 2% of his Compensation.

4.02 **Investment of Accounts** All Employer Contributions shall be invested in the ConAgra Stock Fund

Article VI **Plan Loans** - The Plan loan provisions will apply.

SUPPLEMENT NH

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of August 14, 1998, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code.

1.13 **Employee** - Those Employees employed by the Employer at its Beatrice Cheese facility in Indianapolis, Indiana (Nabisco) who are included in a collective bargaining unit.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of 6 months of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(c) **After-Tax Contributions** - The provisions of Section 3.01(c) will apply.

3.02 **Employer Contributions** - No Employer Contributions shall be made to the Plan under this Supplement.

Article VI **Plan Loans** - The Plan loan provisions will apply.

SUPPLEMENT QA

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of October 1, 1994, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Mandatory Contributions and Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding sick leave pay.

1.13 **Employee** - Those Employees employed at the Employer's Sacramento, California (Poultry) facility, who are not included in a collective bargaining unit.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of 60 days of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(b) **Voluntary Pre-Tax Contributions** - For each Accounting Year, a Participant may make Pre-Tax Contributions of not less than 1% nor more than 10% of his Compensation for the Accounting Year in 1% increments.

3.02 **Employer Contributions** - The Employer shall make a Contribution equal to $.61 per hour of Service, regardless of whether the Participant has made Pre-Tax Contributions to the Plan.

4.02 **Investment of Accounts** - All Employer Contributions shall be invested in the ConAgra Stock Fund.

5.02(b) **Amount of Distribution/Distributable Events** - No amount of the Employer's Contributions shall be distributable to a Participant who terminates employment for any reason other than described in Section 5.02(c) with less than 5 Years of Service.

5.07(a) **General Withdrawal** - A General Withdrawal of any portion of a Participant's Accounts is not permitted.

SUPPLEMENT QB

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of January 1, 1994, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime, bonuses, incentives, commissions and any other cash compensation, including the amount of Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code.

1.12 **Eligible Employee** - An Employee described in Section 1.13 who is employed in an employment classification under which the Employee is regularly scheduled to work 1,000 or more hours per year shall be included as an Eligible Employee; provided, however, that certain Employees whose payroll status is that of a salaried exempt or non-exempt employee may be eligible to participate in this Supplement.

1.13 **Employee** - Those Employees employed by Arrow Industries, Inc., at various locations.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of one year of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(c) **After-Tax Contributions** - The provisions of Section 3.01(c) will apply.

3.02 **Employer Contributions** - The Employer may make contributions equal to 3% of a Participant's Compensation regardless of whether the Participant has made Pre-Tax Contributions or After-Tax Contributions to the Plan.

4.02 **Investment Accounts** - A Participant may direct the investment of his share of Employer contributions under the same terms and conditions as he may direct the investment of his Pre-Tax Contributions or After-Tax Contributions.

Article VI **Plan Loans** - The Plan loan provisions will apply.

SUPPLEMENT QC

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of April 18, 1997, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Mandatory Contributions and Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding sick leave pay.

1.13 **Employee** - Those Employees employed at the Employer's Worthington, Indiana facility, who are included in a collective bargaining unit.

1.17 **Entry Date** - The first day of each calendar quarter.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of one year of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(b) **Voluntary Pre-Tax Contributions** - For each Accounting Year, a Participant may make Pre-Tax Contributions of not less than 1% nor more than 10% of his Compensation for the Accounting Year in 1% increments.

3.02 **Employer Contributions** - The Employer shall make a profit sharing Contribution equal to $.10 per hour of Service, not to exceed 1,800 hours of Service per year.

4.02 **Investment Accounts** - A Participant may direct the investment of his share of Employer contributions in any of the investments specified in Section 4.01 of the Plan under the same terms and conditions as provided in Section 4.02 of the Plan pertaining to the investment of Pre-Tax Contributions or After-Tax Contributions.

5.07(a) **General Withdrawal** - A General Withdrawal of any portion of a Participant's Accounts is not permitted.

5.07(b) **<u>Hardship Withdrawal</u>** - A Hardship Withdrawal of any portion of a Participant's Accounts is not permitted.

SUPPLEMENT QD

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of July 21, 1997, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Mandatory Contributions and Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding sick leave pay.

1.13 **Employee** - Those Employees employed at the Employer's Professional Food Systems facility in Houston, Texas, who are not included in a collective bargaining unit.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of 60 days of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(b) **Voluntary Pre-Tax Contributions** - For each Accounting Year, a Participant may make Pre-Tax Contributions of not less than 1% nor more than 10% of his Compensation for the Accounting Year in 1% increments.

3.02 **Employer Contributions** - The Employer shall make a Contribution equal to $.05 per hour of Service, regardless of whether the Participant has made Pre-Tax Contributions to the Plan.

4.02 **Investment of Accounts** - All Employer Contributions shall be invested in the ConAgra Stock Fund.

5.02(b) **Amount of Distribution/Distributable Events** - No amount of the Employer's Contributions shall be distributable to a Participant who terminates employment for any reason other than described in Section 5.02(c) with less than 5 Years of Service.

5.07(a) **General Withdrawal** - A General Withdrawal of any portion of a Participant's Accounts is not permitted.

SUPPLEMENT RC

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of January 1, 1994, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of, Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding sick leave pay.

1.13 **Employee** - Those Hourly Employees employed at the locations set forth on the attached Schedule A.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of 90 days of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(b) **Pre-Tax Contributions** - A Participant may make Pre-Tax Contributions of not less than 1% nor more than 17% of his Compensation for the Accounting Year in 1% increments.

3.02 **Employer Contributions** - The Employer shall make contributions under the terms and conditions described below.

Basic Matching Contribution - The Employer shall make a basic Matching Contribution equal to 50% of each eligible Participant's Pre-Tax Contributions up to 5% of his Compensation.

Return on Equity (ROE) Match - In lieu of the basic Matching Contribution, the Employer shall make a Matching Contribution equal to 50% of each eligible Participant's Pre-Tax Contributions up to 6% of his Compensation; provided the Sponsoring Employer's Return on Equity for the Fiscal Year ending in the Accounting Year is 20% or more. For the Accounting Year ending December 31, 1994, the Fiscal Year ending on the last Sunday of May 1994, shall be treated as ending in such Accounting Year.

A Participant who is employed by an Employer on the last day of the Sponsoring Employer's Accounting Year; a Participant who terminates employment during the Accounting Year after attaining age 55 and having at least 10 years of Service; or a Participant who terminates employment during the Accounting Year due to Total and Permanent Disability shall be eligible for the Matching Contribution described in this Section; provided such Participant has elected to make Pre-Tax Contributions of an average of 6% of his Compensation during the Accounting Year in which the Fiscal Year ends that the Participant was an Eligible Employee excluding, in the case of an Employee who became an Eligible Employee during the Accounting Year, the period prior to the earliest date the Eligible Employee could begin making Pre-Tax Contributions to the Plan.

5.07(a) **General Withdrawal** - A General Withdrawal of any portion of a Participant's Accounts is not permitted.

Article VI **Plan Loans** - The Plan loan provisions will apply.

SCHEDULE A
SUPPLEMENT RC

Location	Operating Co.	Effective Date
Atlanta, GA	Cheese	01/01/1994
Boise, ID	Cheese	01/01/1994
Carthage, MO	ASE	08/01/1997
Chino, CA	Cheese	01/01/1994
Detroit, MI	Trad'g & Proc.	04/01/1997
Fredericksburg, IA	Cheese	01/01/1994
Ft. Lauderdale, FL	Cheese	01/01/1995
Indianapolis, IN-UPCW	ASE	05/01/1995
Marshfield, WI	Cheese	01/01/1994 to 10/26/1997
Mayville, WI	Cheese	01/01/1994 to 02/07/1997
Monroe, WI	Cheese	01/01/1994
Nauvoo, IL	Cheese	01/01/2000
Portland, OR	Cheese	01/01/1994
Preston, IA	Cheese	01/01/1994
Reno, NV	Cheese	01/01/1994
San Bernadino, CA	Cheese	01/01/1995
Singleton Seafood Company	Trad'g & Proc.	01/01/1998
Sumner, WA	Cheese	01/01/1994
Waukesha, WI	Cheese	01/01/1994
Waukesha, WI	Cheese	01/01/1994
Waukesha, WI	Cheese	01/01/1994

SUPPLEMENT RE

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of January 1, 1993, in accordance with the terms of the E. A. Miller, Inc. Amended 401(k) Profit Sharing Plan and, effective January 1, 1996, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code.

1.13 **Employee** - Those Employees employed by E. A. Miller.

2.01(b) **Future Participants** An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of six (6) months of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(c) **After-Tax Contributions** - The provisions of Section 3.01(c) will apply.

3.02 **Employer Contributions** - The Employer shall make a Matching Contribution equal to 60% of each eligible Participant's Pre-Tax Contributions and After-Tax Contributions up to 8% of his Compensation.

4.02 **Investment of Accounts** - A Participant may direct the investment of his share of Employer Contributions under the same terms and conditions as he may direct the investment of his Pre-Tax Contributions or After-Tax Contributions.

Article VI **Plan Loans** - The Plan loan provisions will apply.

SUPPLEMENT RF

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of January 1, 1999, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - means a Participant's regular salary paid by an Employer for an Accounting Year, including Pre-Tax Contributions to this Plan, overtime, commissions, sick pay and bonuses; and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding Matching Contributions to this Plan, fringe benefits, and any amounts received by the Participant under the ConAgra Long-Term Senior Management Plan or similar plan or program which is so designated by the Sponsoring Employer.

Section 401(a)(17) of the Code for any Accounting Year shall be treated as Compensation for purposes of this Plan. (Effective for Accounting Years beginning on or after January 1, 1989 the applicable dollar limit is $200,000, as adjusted, and effective for Accounting Years beginning on or after January 1, 1994 the applicable dollar limit is $150,000, as adjusted.)

1.13 **Employee** - Those Employees employed by ConAgra's Frozen Foods-Gilardi division located in Troy, Ohio, Sydney, Ohio and Oklahoma City, Oklahoma, those administrative Employees employed by ConAgra's Frozen Foods-Gilardi division and certain DSD Sales Employees located in Sidney, Ohio, who are not included in a unit of collective bargaining; provided, however, that on and after May 1, 2000, the Employees described in this Section 1.13 shall no longer be covered under separate Supplement RF, but shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees under the general provisions of the Plan.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of one year of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.02(a) **Basic Matching Contribution** - The Employer shall make a Basic Matching Contribution equal to 50% of each eligible Participant's Pre-Tax Contributions and After-Tax Contributions up to 4% of his Compensation.

4.02 Investment of Accounts - A Participant may direct the investment of his share of Employer Contributions under the same terms and conditions as he may direct the investment of his Pre-Tax Contributions or After-Tax Contributions.

SUPPLEMENT RG

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of January 1, 1996, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime, bonuses, incentives, commissions and any other cash compensation, including the amount of Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code.

1.13 **Employee** - Those Employees employed by Golden Valley Microwave Foods, Inc., and effective March 11, 1998, those Employees employee at Rygmyr Foods, Worthington, Minnesota.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of one year of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(c) **After-Tax Contributions** - The provisions of Section 3.01(c) will apply.

3.02 **Employer Contributions** - The Employer shall make contributions under the terms and conditions described below:

Basic Matching Contribution - The Employer shall make a Basic Matching Contribution equal to 50% of each eligible Participant's Pre-Tax Contributions and After-Tax Contributions up to 4% of his contributions.

Special One-Time Contribution - The Employer shall make a contribution equal to $150 to each Participant's Matching Contribution Account on or after the date which is 6 months after the date the Eligible Employee first becomes a Participant in the Plan; provided, however, that such Eligible Employee begins participation in the Plan by making Pre-Tax Contributions or After-Tax Contributions on the first date the Employee becomes eligible to make Contributions to the Plan and, provided further, that such Eligible Employee continues to participate in the Plan by making Pre-Tax Contributions or After-Tax Contributions for a period of at least 6 months following the date the Employee first began participation in the Plan.

Employer Contributions - In the event that the Employer achieves a Profit objective for its fiscal year as determined by the Employer, the Employer may make an additional Employer Contribution to the Matching Contribution Account of each current Participant as of May 30, 1997, and as of any future date as determined by the Employer in its sole and absolute discretion. An Employer Contribution shall be deemed made on account of an Accounting Year if (a) the Employer designates such amount in writing to the Trustee as payment on account of such Accounting Year, or (2) the Employer claims such amount as a deduction on its federal income tax return for such Accounting Year.

Employer Contributions described in the foregoing paragraph shall be allocated to Accounts of Participants who are employed by the Employer on the last day of the Accounting Year in the ratio that each Participant's Compensation for the Accounting Year bears to the total of all such Participants' Compensation for the Accounting Year.

For purposes of this subsection, the term "Employer" shall mean Golden Valley Microwave Foods, Inc.

4.02 **Investment of Accounts** - A Participant may direct the investment of his share of Employer Contributions under the same terms and conditions as he may direct the investment of his Pre-Tax Contributions or After-Tax Contributions.

Article VI **Plan Loans** - The Plan loan provisions will apply.

SUPPLEMENT RM

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of January 1, 1997, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code.

1.13 **Employee** - Those Employees employed by the Employer in its Monfort facilities who are not included in a collective bargaining unit.

3.01(c) **After-Tax Contributions** - The provisions of Section 3.01(c) will apply.

3.02 **Employer Contributions** - The Employer shall make a Matching Contribution equal to 66 2/3% of each eligible Participant's Pre-Tax Contributions and After-Tax Contributions up to 6% of his Compensation.

4.02(c) **Change of Investment for Current Accounts** A Participant who had Accounts in the Prior Plan shall have their Prior Plan Accounts automatically reinvested as follows based upon the investment of their Accounts in the Prior Plan.

Prior Plan Account balances invested in the following Prior Plan investment funds	Will be reinvested in the following investment funds of this Plan
MetLife Guaranteed Fixed Income Fund	Shorter-term Fixed Income Fund
MetLife Capital Appreciation Fund	Equity Growth Fund
Met Life Stock Index Fund	Equity Index Fund
ConAgra Stock Fund	ConAgra Stock Fund

Article VI **Plan Loans** - The Plan loan provisions will apply.

SUPPLEMENT RN

CONAGRA RETIREMENT INCOME SAVINGS PLAN
FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of May 15, 1995 in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, including sick pay.

1.13 **Employee** - Those Employees employed by the Employer at Knotts Berry Farm Foods who are not included in a collective bargaining unit.

2.01(a) **Current Participants** Each person who was a participant in the Prior Plan on April 30, 1995 may remain a Participant as of May 1, 1995.

3.01(c) **After-Tax Contributions** - The provisions of Section 3.01(c) will apply.

3.02 **Employer Contributions**

(a) **Basic Matching Contribution** - The Employer shall make a basic Matching Contribution equal to 50% of each eligible Participant's Pre-Tax Contributions and After-Tax Contributions up to 5% of his Compensation.

(b) **Return on Equity (ROE) Match** - In lieu of the basic Matching Contribution, the Employer shall make a Matching Contribution equal to 50% of each eligible Participant's Pre-Tax Contributions up to 6% of his Compensation; provided the Sponsoring Employer's Return on Equity for the Fiscal Year ending in the Accounting Year is 20% or more.

A Participant who is employed by an Employer on the last day of the Sponsoring Employer's Accounting Year; a Participant who terminates employment during the Accounting Year after attaining age 55 and having at least 10 years of Service; or a Participant who terminates employment during the Accounting Year due to Total and Permanent Disability shall be eligible for the Matching Contribution described in this Section; provided such Participant has elected to make Pre-Tax Contributions or After-Tax Contributions equal to an average of 6% of his Compensation during the Accounting Year that the Participant was an Eligible Employee; provided, further, that in the case of an Employee who became an Eligible Employee during the Accounting Year or in the case of an Eligible Employee who retires, dies or terminates employment during the Accounting Year, such Participant has elected to make Pre-Tax Contributions or After-Tax Contributions equal to or greater than 6% of his Compensation during the Accounting Year or that portion of the Accounting Year in which the Participant was an Eligible Employee.

(c) **Additional Employer Contribution** - In addition to the Matching Contributions for each Accounting Year, the Employer may contribute an amount as determined by its Board of Directors, regardless of whether the Participant has made a Pre-Tax or After-Tax Contribution. The decision to make an additional Company Contribution and the amount of such Contribution shall be entirely discretionary with the Employer. Employer Contributions described in this Section 3.02(c) shall be allocated to Accounts of Participants who are employed by the Employer on the last day of the Accounting Year in the ratio that each Participant's Compensation for the Accounting Year bears to the total of all such Participant's Compensation for the Accounting Year; provided, however, that the Employer Contribution allocated to a Participant's Account for an Accounting Year does not exceed 5% of Compensation.

4.02 **Investment of Accounts** All Matching Contributions made to he Plan pursuant to Section 3.02(a) or 3.02(b) of this Supplement shall be invested in the ConAgra Stock Fund. All additional employer contributions made to the Plan pursuant to Section 3.02(c) of this Supplement shall be made to the Shorter-Term Fixed Income Fund.

Article VI **Plan Loans** - The Plan loan provisions will apply.

SUPPLEMENT RR

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of January 1, 1993, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code.

1.13 **Employee** - Those Employees employed by the Employer at miscellaneous Northwest Fabrics, Peavey and Wheelers locations who are not included in a collective bargaining unit; and, effective July 1, 1996, those Employees employed by the Employer at SWANK and JRRW Transport; and effective February 15, 1997, those Employees employed by the Employer at its Atchison, Kansas facility who are included in a collective bargaining unit; and effective February 15, 1997, those Employees employed by the Employer at its Gilroy Foods facility; and effective October 27, 1997, those Employees at the Employer's Trading & Processing facility in Marshfield, Wisconsin; and effective February 1, 1998, those Employees at the Employer's Trading & Processing facility in Wisconsin, Deforest, Wisconsin, Prairie Duchein, Wisconsin, Wells, Minnesota, and Hayward, Minnesota; and effective March 1, 1998, those Employees at the Employer's Trading & Processing facilities in Jacksonville, Florida; and effective May 4, 1998, those Employees employed at the Employer's Armour Swift-Eckrich facility at Dixon, Illinois, who are not included in a unit of collective bargaining; and effective January 1, 1999, those Employees employed at the Employer's Frozen Foods facilities at Oklahoma city, Oklahoma, Sydney, Ohio, and Troy Ohio, as well as Employees in the Employer's Gilardi administrative and DSD sales units, who are not included in a unit of collective bargaining; and effective April 1, 2001, those Employees employed at the Employer's Grocery Products facility at Humboldt, Tennessee, who are not included in a unit of collective bargaining.

3.01(c) **After-Tax Contributions** - The provisions of Section 3.01(c) will apply.

3.02 **Employer Contributions** - The Employer shall make a basic Matching Contribution equal to 50% of each eligible Participant's Pre-Tax

Contributions and After-Tax Contributions up to 6% of his Compensation. Matching Contributions shall be contributed to the Participant's Matching Contribution Account

Article VI **Plan Loans** - The Plan loan provisions will apply."

SUPPLEMENT RW

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of March 1, 1998, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime, bonuses, incentives, sick pay, commissions and any other cash compensation, including the amount of Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code.

1.13 **Employee** - Those hourly employees employed by the Company at its Orville Redenbacher/Swiss Miss Foods Co., Hunt-Wesson, Inc. facility in Waterloo, Iowa who are not included in a collective bargaining unit.

3.01(a) **Mandatory Contributions** - A Participant shall be required to make a Mandatory Contribution equal to 2% of his Compensation for each Accounting Year.

3.01(b) **Pre-Tax Contributions** - In addition to his Mandatory Contribution, for each Accounting Year a Participant who is not a Highly Compensated Employee may make voluntary Pre-Tax Contributions of not less than 1% nor more than 12% of his Compensation for the Accounting Year in 1% increments; provided, however, that in no event shall the sum of such Participant's Pre-Tax Contributions and After-Tax Contributions exceed 16% of his Compensation for the Accounting Year.

For each Accounting Year a Participant who is a Highly Compensated Employee may make voluntary Pre-Tax Contributions of not less than 1% nor more than 10% of his Compensation for the Accounting Year in 1% increments; provided, however, that in no event shall the sum of such Participant's Pre-Tax Contributions and After-Tax Contributions exceed 16% of his Compensation for the Accounting Year.

3.01(c) **After-Tax Contributions** - For each Accounting Year, a Participant may make After-Tax Contributions of not less than 1% nor more than 10% of his Compensation for the Accounting Year in 1% increments; provided, however, in no event shall the sum of a Participant's Pre-Tax Contributions and After-Tax Contributions exceed 16% of his Compensation for the Accounting Year.

3.02 **Employer Contributions** - The Employer shall make contributions under the terms and conditions described below.

Basic Matching Contribution - The Employer shall make a basic Matching Contribution equal to 50% of each eligible Participant's Pre-Tax Contributions and After-Tax Contributions up to 5% of his Compensation.

Return on Equity (ROE) Match - In lieu of the basic Matching Contribution, the Employer shall make a Matching Contribution equal to 50% of each eligible Participant's Pre-Tax Contributions up to 6% of his Compensation; provided the Sponsoring Employer's Return on Equity for the Fiscal Year ending in the Accounting Year is 20% or more.

A Participant who is employed by an Employer on the last day of the Sponsoring Employer's Fiscal Year; a Participant who terminates employment during the Accounting Year after attaining age 55 and having at least 10 years of Service; or a Participant who terminates employment during the Accounting Year due to Total and Permanent Disability shall be eligible for the Matching Contribution described in this Section; provided such Participant has elected to make Pre-Tax Contributions of an average of 6% of his Compensation during the Accounting Year in which the Fiscal Year ends that the Participant was an Eligible Employee excluding, in the case of an Employee who became an Eligible Employee during the Accounting Year, the period prior to the earliest date the Eligible Employee could begin making Pre-Tax Contributions to the Plan.

Company Contribution - The Employer shall make a Contribution equal to 2% of a Participant's Compensation, regardless of whether the Participant has made Pre-Tax Contributions or After-Tax Contributions to the Plan.

Profit Sharing Contribution - In addition to the Company Contribution, the Employer shall make a Contribution equal to 1%, 2%, 3%, 4% or 5% of a Participant's Compensation, regardless of whether the Participant has made Pre-Tax Contributions or After-Tax Contributions to the Plan. The amount of the Profit Sharing Contribution shall be determined by the Sponsoring Employer depending on the Company's profitability for the preceding fiscal year. A Participant who is employed by an Employer on the last day of the Sponsoring Employer's Fiscal Year; a Participant who terminates employment during the Accounting Year after attaining age 55 and having at least 10 years of Service; or a Participant who terminates employment during the Accounting Year due to Total and Permanent Disability shall be eligible for the Profit Sharing Contribution described in this Section.

4.02(a) **<u>Direction by Employees</u>** - A Participant may direct the investment of his combined contributions to his Pre-Tax Contribution Account, After-Tax Contribution Account, Rollover Account or Transfer Account in 1% increments among the Plan's investment funds.

An Eligible Employee shall direct the investment of his Accounts upon his initial enrollment in the Plan. In the absence of any direction from the Employee, the contributions shall be invested in the Shorter-Term Fixed Income Fund.

All Matching Contributions, including Basic Matching Contributions and Return on Equity Matching Contributions, and all Company Contributions shall be invested in the ConAgra Stock Fund and shall remain invested in the ConAgra Stock Fund except as provided in Section 4.02(c) of the Plan. All Profit Sharing Contributions shall be initially invested in the Shorter-Term Fixed Income Fund, but a Participant may elect to change the investment in his Profit Sharing Contribution Account as provided in Section 4.02(c) of the Plan.

Article VI **<u>Plan Loans</u>** - The Plan loan provisions will apply."

23L

SUPPLEMENT UA

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of January 1, 1997, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11	**Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code.
1.13	**Employee** - Those Employees employed by the Employer at its Monfort Grand Island, Nebraska facility; and effective November 24, 1997, those Employees employed by the Employer at is Green Lamb Plant in Greeley, Colorado; and effective September 1, 2001, those Employees employed by the Employer at its ConAgra Beef Company (formerly Northern States Beef Company) facility in Omaha, Nebraska, who are included in a collective bargaining unit.
2.01(b)	**Future Participants** An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of 1 year of Service.
3.01(c)	**After-Tax Contributions** - The provisions of Section 3.01(c) will apply.
3.02	**Employer Contributions** - The Employer shall make a basic Matching Contribution equal to 66 2/3% of each eligible Participant's Pre-Tax Contributions and After-Tax Contributions up to 6% of his Compensation.
Article VI	**Plan Loans** - The Plan loan provisions will apply.

SUPPLEMENT UB

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of July 1, 1997, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code.

1.13 **Employee** - Those Employees employed by the Employer at the location shown on the attached Schedule A and who are included in a collective bargaining unit.

2.01(b) **Future Participants** An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of 1 year of Service.

3.01(c) **After-Tax Contributions** - The provisions of Section 3.01(c) will apply.

3.02 **Employer Contributions** - The Employer shall make an annual contribution equal to the amount set forth in the table below for each Eligible Employee on the date specified for such Employee each year regardless of whether such Employee has made a contribution to the Plan or has otherwise enrolled for participation in the Plan:

Work Location	Contribution	Date
Chicago, IL	$200	March 1, 1999
		March 1, 2000
		March 1, 2001
	$300	March 1, 2002
		March 1, 2003
		March 1, 2004
		March 1, 2005
Greeley, CO	$60	September 17
Jackson, MS	$100	September 1, 1998
	$175	July 1, 2000
Montgomery, AL	$90	March 1
New Orleans, LA	$90	March 1
Phoenix, AZ	$125	March 1, 1998

	$150	March 1,2001 March 1, 2002 March 1, 2003 March 1, 2004
Shreveport, LA	$90	March 1

4.02 **Investment of Accounts** - A Participant may direct the investment of his share of Employer Contributions under the same terms and conditions as he may direct the investment of this Pre-Tax Contributions or After-Tax Contributions.

5.02(b) **Amount of Distributions/Distributable Events** - Any Employer Contribution made hereunder shall be immediately distributable to a Participant who terminates employment for any reason regardless of the number of years of Service completed by the Participant.

Article VI **Plan Loans** - The Plan loan provisions will apply.

SCHEDULE A
SUPPLEMENT UB

Location	Operating Co.	Effective Date
Chicago, IL	Monfort	07/01/97
Greeley, CO	Monfort	07/01/97
Jackson, MS	Monfort	07/01/97
Montgomery, AL	Monfort	07/01/97
New Orleans, LA	Monfort	07/01/97
Phoenix, AZ	Monfort	07/01/97
Shreveport, LA	Monfort	07/01/97

SUPPLEMENT UC

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of July 1, 1997, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code.

1.13 **Employee** - Those Employees employed by the Employer at its Monfort Honolulu, Hawaii facility who are included in a collective bargaining unit; and effective as of January 1, 2000, those Employees employed by the Employer at its Poultry facility in Green Bay, Wisconsin who are included in a collective bargaining unit.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of 6 months of Service.

3.01(c) **After-Tax Contributions** - The provisions of Section 3.01(c) will apply.

3.02 **Employer Contributions** - The Employer shall make an annual contribution equal to $100 ($150 effective for 1998, 1999 and 2000) for each Eligible Employee on March 1 of each year for such Employee regardless of whether such Employee has made a contribution to the Plan or has otherwise enrolled for participation in the Plan. Notwithstanding the above, effective for plan years beginning after December 31, 2000, the Employer shall make an annual contribution equal to $175 for each Eligible Employee employed at the Employer's Poultry facility in Green Bay Wisconsin, on March 1 of each year for such Employee regardless of whether such Employee has made a contribution to the Plan or has otherwise enrolled for participation in the Plan.

4.02 **Investment of Accounts** - A Participant may direct the investment of his share of Employer Contributions under the same terms and conditions as he may direct the investment of this Pre-Tax Contributions or After-Tax Contributions.

5.02(b) **Amount of Distributions/Distributable Events** - Any Employer Contribution made hereunder shall be immediately distributable to a Participant who terminates employment for any reason regardless of the number of years of Service completed by the Participant.

Article VI **Plan Loans** - The Plan loan provisions will apply.

SUPPLEMENT UD

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of July 1, 1997, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code.

1.13 **Employee** - Those Employees employed by the Employer at its Monfort Louisville, Kentucky location or, for the period between July 1, 1997 and July 31, 2001, at its Worthington, Minnesota location and who are included in a collective bargaining unit.

2.01(b) **Future Participants** An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of 1 year of Service.

3.01(c) **After-Tax Contributions** - The provisions of Section 3.01(c) will apply.

3.02 **Employer Contributions** - The Employer shall make an annual contribution equal to the amount set forth in the table below for each Eligible Employee on the date specified for such Employee regardless of whether such Employee has made a contribution to the Plan or has otherwise enrolled for participation in the Plan:

Work Location	Contribution	Date
Louisville, KY	$.10 per hour of Service up to a maximum of $208 per year	December 1
Worthington, MN	$.10 per hour of Service up to a maximum of $200 per year	June 1

4.02 **Investment Accounts** - A Participant may direct the investment of his share of Employer Contributions under the same terms and conditions as he may direct the investment of this Pre-Tax Contributions or After-Tax Contributions.

5.02(b) **Amount of Distributions/Distributable Events** - Any Employer Contribution made hereunder shall be immediately distributable to a Participant who terminates employment for any reason regardless of the number of years of Service completed by the Participant.

Article VI **Plan Loans** - The Plan loan provisions will apply.

SUPPLEMENT UE

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of July 1, 1997, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code.

1.13 **Employee** - Those Employees employed by the Employer at its Monfort Marshalltown, Iowa facility and effective August 1, 2001, who are included in a collective bargaining unit.

1.30A **Point** - An Eligible Employee shall earn a Point for each completed year of Service in accordance with the following schedule:

Number of years of Service	Points Earned
0 - 4 years	0 points
5 - 9 years	1 point
10 - 14 years	2 points
15 - 19 years	3 points
20 - 24 years	4 points
25 - 29 years	5 points
30 - 34 years	6 points
35 or more years	7 points

2.01(b) **Future Participants** An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of 1 year of Service.

3.01(c) **After-Tax Contributions** - The provisions of Section 3.01(c) will apply.

3.02 **Employer Contributions – Marshalltown, Iowa** - The Employer shall make an annual contribution equal the amount specified below for each year on the date specified. Such contribution shall be allocated among the Eligible Employees at the Employer's Monfort Marshalltown, Iowa facility on such date in according to a ratio, the numerator of which is the number of Points earned by such Employee on such date and the denominator is the total number of Points earned by all Eligible Employees on such date and shall be deposited into a account established for such Employee regardless of whether such Employee has made a contribution to the Plan or has otherwise enrolled for participation in the Plan.

Date of Contribution	Amount of Contribution
January 1, 1997	$250,000
January 1, 1998	$275,000
January 1, 1999	$300,000
June 27, 1999	$150,000

Notwithstanding the above, effective June 27, 2000, the Employer shall make an annual contribution on the contribution dates specified herein for each Eligible Employee entitled to such contribution. An Eligible Employee is entitled to an Employer Contribution on and after June 27, 2000, if the Eligible Employee has completed at least 5 years on service on the date of contribution as specified herein. The Employer Contribution for each Eligible Employee shall equal $500 for each unit of service earned as of the date of contribution. An Eligible Employee shall earn one unit of service for each full 5-year period during with the Eligible Employee is employed by the Employer, starting with the Eligible Employee's Employment Date or Reemployment Date, if later. The contribution dates are as follows: June 27, 2000, June 27, 2001, June 27, 2002 and June 27, 2003.

3.02 **Employer Contributions – Worthington, Minnesota** - The Employer shall make an annual contribution equal $500 on behalf of each Eligible Employee at its Worthington, Minnesota facility for each unit of service earned by Employees at its Worthington, Minnesota facility as of the payment date. Employees shall earn one unit of service for each 5 full years of Service with the Employer. An Employee must have at least 5 full years of Service and must be an Employee at the Employer's Worthington, Minnesota facility on the payment date to be eligible for an Employer Contribution; provided, however, that for any Employee hired prior to June 1, 2000, such Employee shall be entitled to receive an annual contribution equal to $200 on each payment date until the Employee completes 5 full years of Service. The payment dates are as follows: June 24, 2002, June 23, 2003, June 21, 2004 and June 20. 2005.

4.02 **Investment of Accounts** - A Participant may direct the investment of his share of Employer Contributions under the same terms and conditions as he may direct the investment of this Pre-Tax Contributions or After-Tax Contributions.

5.02(b) **Amount of Distributions/Distributable Events** - Any Employer Contribution made hereunder shall be immediately distributable to a Participant who terminates employment for any reason regardless of the number of years of Service completed by the Participant.

Article VI **Plan Loans** - The Plan loan provisions will apply.

SUPPLEMENT UF

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of July 1, 1997, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11	**Compensation** – A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code.
1.13	**Employee** – Those Employees employed by the Employer at its Monfort Dumas, Texas, Greeley, Colorado and Wet Blue Production facilities who are included in a collective bargaining unit and, effective March 1, 2000, those Employees employed by the Employer at its Hunt Wesson distribution center in Davis, California, who are not included in a collective bargaining unit.
2.01(b)	**Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of 1 year of Service.
3.01(c)	**After-Tax Contributions** – The provisions of Section 3.01(c) will apply.
3.02	**Employer Contributions** – The Employer shall make a basic Matching Contribution equal to 66 2/3% of each eligible Participant's Pre-Tax Contributions and After-Tax Contributions up to 6% of his Compensation.
4.02	**Investment Accounts** – A Participant may direct the investment of his share of Employer Contributions under the same terms and conditions as he may direct the investment of this Pre-Tax Contributions or After-Tax Contributions.
Article VI	**Plan Loans** – The Plan loan provisions will apply.

SUPPLEMENT UQ

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of June 1, 2000, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Mandatory Contributions and Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, including sick leave pay.

1.13 **Employee** - Those Employees employed at the Employer's Athens, Georgia (Poultry) facility, who were formerly employees of the Seaboard Corporation, and who are not included in a collective bargaining unit.

1.38 **Service** - For the period prior to June 1, 2000, Service shall include periods of employment with the Seaboard Corporation.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of 90 days of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(b) **Voluntary Pre-Tax Contributions** – An Eligible Employee shall not be permitted to make Pre-Tax Contributions under this Supplement.

3.02 **Employer Contributions** - The Employer shall make a Contribution equal to $0.15 for each hour of Service during which a Participant performs services and receives remuneration therefor.

4.02 **Investment of Accounts** - All Employer Contributions shall be invested in the Shorter-term Fixed Income Fund.

5.02(b) **Amount of Distributions/Distributable Events** - No amount of the Employer's Contributions shall be distributable to a Participant who terminates employment for any reason other than described in Section 5.02(a) with less than 5 Years of Service.

5.07 **<u>Withdrawal</u>** - A Withdrawal of any portion of a Participant's Account is not permitted.

SUPPLEMENT UR

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of June 1, 2000, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Mandatory Contributions and Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, including sick leave pay.

1.13 **Employee** - Those Employees employed at the Employer's Canton, Georgia (Poultry) facility, who were formerly employees of the Seaboard Corporation, and who are not included in a collective bargaining unit.

1.38 **Service** - For the period prior to June 1, 2000, Service shall include periods of employment with the Seaboard Corporation.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of 90 days of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.02 **Employer Contributions** - The Employer shall make a Contribution equal to $0.15 for each hour of Service during which a Participant performs services and receives remuneration therefor, regardless of whether the Participant has made Pre-Tax Contributions to the Plan.

4.02 **Investment of Accounts** - A Participant may direct the investment of his share of Employer Contributions under the same terms and conditions as he may direct the investment of his Pre-Tax Contributions. In the event a Participant does not make an election with respect to his share of Employer Contributions, such Employer Contributions shall be invested in the Shorter-term Fixed Income Fund.

5.02(b) **Amount of Distributions/Distributable Events** - No amount of the Employer's Contributions shall be distributable to a Participant who terminates employment for any reason other than described in Section 5.02(a) with less than 5 Years of Service.

5.07(a) **General Withdrawal** - A General Withdrawal of any portion of a Participant's Accounts is not permitted, except with respect to a Participant's Rollover Account.

SUPPLEMENT US

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of June 1, 2000, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Mandatory Contributions and Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, including sick leave pay.

1.13 **Employee** - Those Employees employed at the Employer's Mayfield, Kentucky (Poultry) facility, who were formerly employees of the Seaboard Corporation, without regard to whether or not they are included in a collective bargaining unit.

1.38 **Service** - For the period prior to June 1, 2000, Service shall include periods of employment with the Seaboard Corporation.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of 90 days of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.02 **Employer Contributions** - The Employer shall make a Contribution equal for each hour of Service during which a Participant performs services and receives remuneration therefor, regardless of whether the Participant has made Pre-Tax Contributions to the Plan, in accordance with the following schedule:

Year of Service	Employer Contribution	Contribution Frequency
Less than one year	None	N/A
At least one year but less than three years	$0.12 for each hour of Service worked	Each payroll
At least three years but less than five years	$0.15 for each hour of Service worked	Each payroll
Five or more years	$0.22 for each hour of Service worked	Each payroll

4.02 **Investment of Accounts** - A Participant may direct the investment of his share of Employer Contributions under the same terms and conditions as he may direct the investment of his Pre-Tax Contributions. In the event a Participant does not make an election with respect to his share of Employer Contributions, such Employer Contributions shall be invested in the Shorter-term Fixed Income Fund.

5.02(b) **Amount of Distributions/Distributable Events** - No amount of the Employer's Contributions shall be distributable to a Participant who terminates employment for any reason other than described in Section 5.02(a) with less than 5 Years of Service.

5.07(a) **General Withdrawal** - A General Withdrawal of any portion of a Participant's Accounts is not permitted.

SUPPLEMENT UT

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of June 1, 2000, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Mandatory Contributions and Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, including sick leave pay.

1.13 **Employee** - Those Employees employed at the Employer's Chattanooga, Tennessee, Cooking Plant and Jordan Hatchery (Poultry), facility, who were formerly employees of the Seaboard Corporation, and either who are not included in a collective bargaining unit or who are covered by the Steelworkers union.

1.38 **Service** - For the period prior to June 1, 2000, Service shall include periods of employment with the Seaboard Corporation.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of 90 days of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(b) **Voluntary Pre-Tax Contributions** – An Eligible Employee shall not be permitted to make Pre-Tax Contributions under this Supplement.

3.02 **Employer Contributions** - The Employer shall make a Contribution equal for each hour of Service during which a Participant performs services and receives remuneration therefor, regardless of whether the Participant has made Pre-Tax Contributions to the Plan, in accordance with the following schedule:

Location	Employer Contribution	Contribution Frequency
Chattanooga, Tennessee Jordan Hatchery	$0.10 for each hour of Service worked	Each payroll
Chattanooga, Tennessee Cooking Plant	$0.10 for each hour of Service worked	Each payroll
TN Cold & Dry Storage	$0.10 for each hour of Service worked	Each payroll

4.02 **Investment of Accounts** - All Employer Contributions shall be invested in the Shorter-term Fixed Income Fund.

5.02(b) **Amount of Distributions/Distributable Events** - No amount of the Employer's Contributions shall be distributable to a Participant who terminates employment for any reason other than described in Section 5.02(a) with less than 5 Years of Service.

5.07 **Withdrawal** - A Withdrawal of any portion of a Participant's Account is not permitted.

SUPPLEMENT VA

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of March 1, 1995, except where otherwise noted, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Mandatory Contributions and Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding sick leave pay.

1.13 **Employee** - Those Employees employed at the location and for the Employer shown on the attached Schedule A.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of one year of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(b) **Pre-Tax Contributions** - A Participant may make voluntary Pre-Tax Contributions of not less than 2% nor more than 10% of his Compensation for the Accounting Year in 1% increments.

3.02 **Employer Contributions** - The Employer shall make a Matching Contribution equal to 20% of each eligible Participant's Pre-Tax Contributions up to 5% of his Compensation.

5.07(a) **General Withdrawal** - A General Withdrawal of any portion of a Participant's Accounts is not permitted.

SCHEDULE A
SUPPLEMENT VA

Location	Operating Co.	Effective Date
Anderson, IM-UFCW	ASE	07/01/1999
Brazil, IN-UFCW	ASE	07/01/1999
Britt, IA-UFCW	ASE	07/10/1995
Cleveland, OH -UFCW	ASE	11/01/1997
Decker Foods, Garland, TX	ASE	03/01/1999
Detroit, IN-UFCW	ASE	07/01/1999
Evansville, IN-UFCW	ASE	07/01/1999
Fort Wayne, IN-UFCW	ASE	07/01/1999
Greenburg, IN-UFCW	ASE	07/01/1999
Holton, KS-UFCW	ASE	07/01/1999
Kansas City, KS-UFCW	ASE	04/01/1999
Longmont, CO	ASE	06/10/1996
Mason City, IA – UFCW	ASE	02/01/2000
Purity Foods – Dennison, IA	ASE	11/01/1999
Quincy. MI-UFCW	ASE	03/01/1995 through 05/30/1997
South Bend, IN-UFCW	ASE	07/01/1999
St. James, MN	ASE	07/01/1999
DSD Branches	ASE	06/01/1997, 11/01/1997, 07/01/1999

SUPPLEMENT VB

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as provided below, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding sick leave pay.

1.13 **Employee** - Those Employees of ConAgra employed at the locations set forth on attached Schedule A who are not included in a collective bargaining unit effective as of the date indicated.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of one year of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(b) **Pre-Tax Contributions** - A Participant may make voluntary Pre-Tax Contributions of not less than 2% nor more than 4% of his Compensation for the Accounting Year in 1% increments.

3.02 **Employer Contributions** - The Employer shall make a Matching Contribution equal to 50% of each eligible Participant's Pre-Tax Contributions up to 2% of his Compensation.

5.02(b) **Amount of Distributions/Distributable Events** - No amount of the Matching Contribution Account shall be distributable to a Participant who terminates employment for any reason other than described in Section 5.02(a) with less than 5 years of Service.

5.07(a) **General Withdrawal** - A General Withdrawal of any portion of a Participant's Accounts is not permitted.

SCHEDULE A
SUPPLEMENT VB

Location	Effective Date
Hayward, CA	01/01/90
Little Falls, NJ	01/01/90
Norwalk, CA	01/01/90
Omaha, NE	01/01/90
Richmond, VA	01/01/90
Riverside, CA	01/01/90
Wilsonville, OR	01/01/90

SUPPLEMENT VC

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as provided below, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, including sick leave pay.

1.13 **Employee** - Those Employees employed at the Employer's Newport, Tennessee, VanCamps Facility and are included in a collective bargaining unit, all effective as of July 1, 1995.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of one year of Service.

3.01(b) **Pre-Tax Contributions** - A Participant may make voluntary Pre-Tax Contributions of not less than 1% nor more than 8% of his Compensation for the Accounting Year in 1% increments.

3.02 **Employer Contributions** - The Employer shall make a Matching Contribution equal to 50% of each eligible Participant's Pre-Tax Contributions up to 4.5% of his Compensation.

5.02(b) **Amount of Distributions/Distributable Events** - The full value of a Participant's Matching Contribution Account shall be distributable to a Participant who terminates employment for any reason regardless of his years of Service.

5.07(a) **General Withdrawal** - A General Withdrawal of any portion of a Participant's Accounts is not permitted.

SUPPLEMENT VE

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective March 1, 1993, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, excluding sick leave pay.

1.13 **Employee** - Those Employees employed at the Employer's Armour Swift-Eckrich facility in Quincy, Michigan and are included in a collective bargaining unit with The United Foods and Commercial Workers, and effective June 1, 1997, those Employees employed at the Employer's Armour Swift-Eckrich facility in Quincy, Michigan and are included in a collective bargaining unit with the International Brotherhood of Teamsters, and effective October 1, 2001, those Employees employed at the Employer's International Home Foods facility in Fort Worth, Texas who are included in a unit of collective bargaining.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of one year of Service.

3.01(b) **Pre-Tax Contributions** - A Participant may make voluntary Pre-Tax Contributions of not less than 2% nor more than 17% of his Compensation for the Accounting Year in 1% increments.

3.02 **Employer Contributions** - The Employer shall make a Matching Contribution equal to 40% of each eligible Participant's Pre-Tax Contributions up to 4% of his Compensation.

5.07(a) **General Withdrawal** - A General Withdrawal of any portion of a Participant's Accounts is not permitted.

Article VI **Plan Loans** - The Plan loan provisions will apply.

SUPPLEMENT WA

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of January 1, 1994, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Mandatory Contributions and Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding sick leave pay.

1.13 **Employee** - Those Employees employed at Hunt-Wesson Inc.'s Menomonie, Wisconsin facility who are included in a collective bargaining unit represented by International Brotherhood of Teamsters Local #662.

1.17 **Entry Date** - The first day of each calendar quarter.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of 31 days of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(a) **Mandatory Contributions** - A Participant shall be required to make a Mandatory Contribution equal to 2% of his Compensation for each Accounting Year.

3.01(b) **Pre-Tax Contributions** - In addition to his Mandatory Contribution, a Participant may make voluntary Pre-Tax Contributions of not less than 1% nor more than 14% of his Compensation for the Accounting Year in 1% increments.

3.02 **Employer Contributions** - The Employer shall make contributions under the terms and conditions described below.

Basic Matching Contribution - The Employer shall make a basic Matching Contribution equal to 10% of each eligible Participant's Mandatory Contributions and 10% of each eligible Participant's voluntary Pre-Tax Contributions up to 2% of his Compensation.

Gainsharing Matching Contribution In addition to basic Matching Contributions for each Accounting Year the Employer may make Matching Contributions equal to a uniform percentage, not to exceed 15%, of each eligible Participant's Mandatory Contributions and each eligible Participant's Pre-Tax Contributions up to 4% of his Compensation. The amount of the Employer's additional Matching Contribution shall be based upon the achievement of productivity objectives under a gainsharing formula to be established and administered at the sole and absolute discretion of the Employer.

A Participant who is employed by an Employer on the last day of the calendar quarter; a Participant who terminates employment during the calendar quarter after attaining age 55 and having at least 10 years of Service; or a Participant who terminates employment during the calendar quarter due to Total and Permanent Disability shall be eligible for the Gainsharing Matching Contribution described in this Section.

5.02(b) **Amount of Distributions/Distributable Events** - No amount of the Matching Contribution Account shall be distributable to a Participant who terminates employment for any reason other than described in Section 5.02(a) with less than 5 years of Service.

5.07(a) **General Withdrawal** - A General Withdrawal of any portion of a Participant's Accounts is not permitted.

5.07(b) **Hardship Withdrawal** - A Participant may obtain a withdrawal from his Pre-Tax Contribution Account, any remaining balance the Participant may have in a Rollover Account or a Transfer Account, and his interest in the Plan attributable to pre-tax contributions (elective deferrals) to the Prior Plan plus earnings attributable to such contributions accrued prior to January 1, 1989, in accordance with the Plan.

In no event shall the withdrawal exceed the lesser of (i) the amount necessary to alleviate the financial hardship or (ii) an amount equal to the balance of the Participant's Rollover Account and Transfer Account plus that portion of the Participant's Pre-Tax Contribution Account that consists of Mandatory Contributions, elective deferrals and of earnings attributable to Mandatory Contributions and to elective deferrals credited to the Participant's Accounts no later than December 31, 1988.

Hardship withdrawals shall be made from a Participant's Rollover Account, if any, until such account is exhausted, then from the Participant's Transfer Account, if any, until such Account is exhausted, then from Mandatory Contributions and earnings on such contributions and thereafter from the remainder of the Participant's Pre-Tax Contribution Account.

SUPPLEMENT YA

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of March 1, 1995, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Mandatory Contributions and Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding sick leave pay.

1.13 **Employee** - Those Employees employed at the location and for the Employer shown on the attached Schedule A.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of one year of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(b) **Pre-Tax Contributions** - A Participant may make voluntary Pre-Tax Contributions of not less than 2% nor more than 10% of his Compensation for the Accounting Year in 1% increments.

5.07(a) **General Withdrawal** - A General Withdrawal of any portion of a Participant's Accounts is not permitted.

SCHEDULE A
SUPPLEMENT YA

Location	Operating Co.	Effective Date
Albert Lee, MN – USFIC	Trad'g & Proc'g	09/01/1997
Archbold, OH-UFCW	Hunt Wesson	10/01/1999
Council Bluffs, IA – AFGM	CFF	01/01/1998
Fernados Foods, Inc.	Lamb	11/15/1998
Greenville, MS – OE	Platte Chemical	09/01/2001
Los Angeles, CA	Weston	
Hayward, CA – IBT #748	Hunt Wesson	01/01/2000
Holland, MI – IBT	Beatrice Cheese	01/01/2000
Lufkin, TX, Signature Foods	Refrig. Prep. Foods	03/01/2001
Mason City, IA	ASE	09/01/1996 through 01/31/2000
Mesa, AZ-UFCW	Trad'g & Proc'g	09/01/1998
New Orleans, LA	PFS	03/01/1999
Northlake,, IL - IBT	Grocery	08/01/2000
Oakdale, CA – IBT #748	Hunt Wesson	01/01/2000
Perrysburg, OH (Rossford Cannery)	Hunt Wesson	07/01/1998 through 01/31/2002
Perrysburg, OH (Rossford Aseptic)	Hunt Wesson	07/01/1998
Perrysburg, OH (Rossford D.C.)	Hunt Wesson	07/01/1998
Queenstown, MD	ASE	03/01/2000
Russellville, AR (Darling)	CFF	11/01/1998
St. Charles, IL	ASE	03/01/1995
Sylvester, GA-UFCW	Hunt Wesson	10/01/1999
Turlock, CA – UFCW # 588	ASE	07/01/1997
Valparaiso, IN – IM #1227	Grocery	01/01/1998

SUPPLEMENT YB

CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of January 1, 1998, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Mandatory Contributions and Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding sick leave pay.

1.13 **Employee** - Those Employees who are employed by an Employer as permanent, seasonal employees who meet the eligibility requirements set forth in Section 2.01.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of one year of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(b) **Pre-Tax Contributions** - A Participant may make voluntary Pre-Tax Contributions of not less than 2% nor more than 10% of his Compensation for the Accounting Year in 1% increments.

5.07(a) **General Withdrawal** - A General Withdrawal of any portion of a Participant's Accounts is not permitted.

SUPPLEMENT 60
CONAGRA RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees, effective January 1, 1994, in accordance with the terms of the Plan, subject to the following:

Plan Sections

1.02 **Account** A Participant's Account shall consist of the Participant's Matching Contribution Account.

1.12 **Eligible Employee** means any Employee who has satisfied the provisions of Section 2.01 and whose payroll status is other than that of a salaried exempt and salaried non-exempt hourly, clerical, administrative or technical employee paid on an hourly basis as those terms are used in the Fair Labor Standards Act in effect at the time of the adoption of this Plan; provided, however, the following Employees shall not be Eligible Employees:

(1) Any Employee of a foreign subsidiary if such Employee is not a citizen of the United States;

(2) Any Employee of a foreign subsidiary if contributions under a funded plan of deferred compensation are provided by any person or corporation, other than an Employer, with respect to the remuneration paid to such Employee by such foreign subsidiary;

(3) Any Employee whose conditions of employment are subject to the terms of a collective bargaining agreement, unless such collective bargaining agreement provides to the contrary;

(4) Any Employee employed in an employment classification under which the employment relationship is anticipated to be for a definite duration; and

(5) Any Employee who is a Highly Compensated Employee for the Accounting Year.

1.13 **Employee** An Employee who is employed at Country General, Inc. or Northwest Fabrics and Crafts, Inc. on December 31, 1994 and who is not included in a collective bargaining unit.

1.17 **Entry Date** January 1, 1994.

1.20 **Forfeiture** The portion of a Participant's Account which is forfeited as a result of his termination of employment prior to having a fully vested interest in the Account. Forfeitures shall first be applied to restore any Matching Contribution Account pursuant to Section 5.05 and thereafter to reduce the Matching Contribution obligation to the Employers.

1.23 **Matching Contributions** The Company's Contribution made to each Participant's Account as described in Section 3.02.

2.01(b) **Future Participants** Any Eligible Employee who was not a Participant in the Plan on December 31, 1993 and who has less than 1 year of Service on December 31, 1994 shall become a Participant on January 1, 1994 and eligible to receive a Matching Contribution in accordance with Section 3.02.

3.01 **Employee Contributions** Participants are not required or permitted to make contributions under the Plan.

3.02 **Employer Contributions** For each Accounting Year, the Employer may contribute an amount as determined by its Board of Directors. The decision to make a Company Contribution shall be entirely discretionary with the Employer. A Company Contribution shall be deemed made on account of an Accounting Year if (a) the Employer designates such amount in writing to the Trustee as payment on account of such Accounting Year, or (2) the Employer claims such amount as a deduction on its federal income tax return for such Accounting Year.

Employer Contributions described in this Section 3.02 shall be allocated to Accounts of Participants who are employed by the Employer on the last day of the Accounting Year in the ratio that each Participant's Compensation for the Accounting Year bears to the total of all such Participants' Compensation for the Accounting Year.

This portion of the Plan is hereby designated as an Employee Stock Ownership Plan and Contributions are to be invested solely in ConAgra Stock.

3.08 **Rollover Contributions** The provisions of Section 3.08 shall not apply.

3.09 **Transfer Contributions** The provisions of Section 3.09 shall not apply.

4.01 **Investment Funds** All Matching Contributions made to the Plan pursuant to this Supplement shall be invested in the ConAgra Stock Fund.

5.02(b) **Amount of Distributions/Distributable Events** No amount of the Participant's Account shall be distributable to a Participant who terminates employment for any reason other than described in Section 5.02(a) with less than 5 years of Service.

5.04 **Form of Distribution** Except to the extent provided in Section 5.03 herein, all distributions from the Plan shall be paid in a single lump sum.

5.07 **In-Service Withdrawal by Participants** The in-service withdrawal provisions of Section 5.07 shall not apply.

Article VI **Plan Loans** The loan provisions of Section 6.01 through Section 6.09 shall not apply.

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